As confidentially submitted to the Securities and Exchange Commission on April 20, 2020.
This amended draft registration statement has not been publicly filed with the
Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ArcherDX, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	2835	38-3944751
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
2477 55th Street, Suite 202
Boulder, CO 80301
(877) 771-1093
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jason Myers
President and Chief Executive Officer
ArcherDX, Inc.
2477 55th Street, Suite 202
Boulder, CO 80301
(877) 771-1093
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Brent D. Fassett Matthew P. Dubofsky Cooley LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021 (720) 566-4000	Ben Carver General Counsel ArcherDX, Inc. 2477 55th Street, Suite 202 Boulder, CO 80301 (877) 771-1093	Deanna Kirkpatrick Marcel R. Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.01 per share	$	$

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion dated             , 2020
PRELIMINARY PROSPECTUS
                 shares
Common stock

This is the initial public offering of shares of common stock of ArcherDX, Inc. We are offering              shares of our common stock.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $              and $              per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol “RCHR.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. For information regarding these reduced reporting requirements, see “Prospectus summary—Implications of being an emerging growth company.”
See “Risk factors” beginning on page 13 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.
We have granted the underwriters the right to purchase up to an additional              shares of common stock from us at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2020.

J.P. Morgan	BofA Securities

Stifel	Evercore ISI
Prospectus dated                 , 2020.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of the date of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus and any applicable free writing prospectus applicable to such jurisdictions.
Through and including                     , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-i-

Prospectus summary
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Archer,” “ArcherDX,” the “company,” “we,” “our,” “us” or similar terms refer to ArcherDX, Inc. and, where appropriate, our subsidiary, the ArcherDX business unit of Enzymatics, Inc. and the ArcherDX, Inc. in existence from January 2013 to August 2013, as explained further in the Corporate Information Section below.
Overview
We are a leading genomics company democratizing precision oncology. We offer a suite of products and services that are highly accurate, personal, actionable and easy to use in local settings. This empowers clinicians to control the sample, data, patient care and economics. Additionally, our products and services enable biopharmaceutical companies to cost-effectively accelerate drug development. We believe these benefits will drive broader adoption of precision oncology throughout the therapeutic continuum, improving patient care. Our product development platform, with our proprietary Anchored Multiplex PCR, or AMP, chemistry at the core, has enabled us to develop industry-leading products and services that allow for therapy optimization and cancer monitoring.
We have developed and commercialized research use only, or RUO, products, we are developing in-vitro diagnostic, or IVD, products, and we offer services that meet the unique needs of our customers and their clinical applications. Our five RUO product lines consist of DNA-based VariantPlex, RNA-based FusionPlex, ctDNA-based LiquidPlex and RNA-based Immunoverse, which we collectively refer to as ArcherPlex, and Personalized Cancer Monitoring, or PCM. Our offerings include commercial RUO products and services that laboratories use to conduct genomic analysis for therapy optimization and cancer monitoring. We intend to submit STRATAFIDE, in 2020, and PCM, in the future, for United States Federal Drug Administration, or FDA, approval and/or clearance so they can be marketed as IVDs. STRATFIDE and PCM have both received Breakthrough Device designation from the FDA, which offers potentially faster review for breakthrough medical devices that address unmet needs. Additionally, we offer Assay Designer and Designer Pro as services to clinical and biopharmaceutical customers, which allow them to customize biomarker targets and develop new applications. Our analyte- and sample-agnostic products and services enable clinicians to quickly and locally generate actionable genomic information to deliver industry-leading care to patients with solid tumors, blood cancers or sarcomas.
Since our inception in 2013, our product development platform has enabled us to efficiently develop over 325 unique RUO products, which have been sold to over 300 leading academic and reference laboratories and over 50 biopharmaceutical companies and contract research organizations, or CROs, across 40 countries to facilitate the analysis of over 375,000 samples. We have generated a large and growing body of comprehensive clinical evidence, consisting of over 200 peer-reviewed clinical and scientific publications, which we believe demonstrate our products’ performance for clinical applications. We believe our long-standing commercial relationships with top-tier academic institutions and reference laboratories demonstrate that we are well positioned to become the global leader in driving decentralized genomic testing.
Over the last several decades, advances in understanding cancer genetics and genomic technologies, including next generation sequencing, or NGS, have enabled genomic tumor profiling which refers to a characterization of the mutations unique to an individual’s cancer. The discipline of using genetic information from genomic tumor profiling to guide therapy optimization and cancer monitoring is referred to as precision oncology. Despite significant investment in research and the introduction of new treatments for cancer, broad adoption of precision oncology has been limited, especially in regional and community settings where approximately 85% of cancer patients receive care. Without precision oncology, late-stage cancer patients can suffer from poor prognosis and outcomes, and early-stage patients can suffer from inaccurate prognosis, resulting in unnecessary treatment with toxic therapies and delayed detection of recurrence. While precision oncology has historically been limited to late-stage patients with solid tumors, clinicians now see the opportunity to expand precision oncology into early-stage cancer. We believe democratizing precision oncology has the potential to turn advanced cancer into a manageable disease and elicit a cure in patients diagnosed with early-stage disease.
Therapy optimization
In the community and regional settings, the lack of infrastructure and expertise to implement genomic analysis is limiting clinicians’ ability to optimize therapy for patients through diagnosis, prognosis and therapy selection. Given the limitations of current centralized testing options, we believe empowering clinicians with our turnkey solution for therapy optimization will enable local testing and be a significant breakthrough in the standard of care. Our solution also benefits biopharmaceutical companies across a range of applications, including patient selection in global clinical trials. Additionally, our solution could help biopharmaceutical companies to identify new genomic targets for drug development and to commercialize the new drugs, once approved. Better access to genomic information can accelerate clinical trial enrollment and increase the probability of success of drug development in a target patient population.
Cancer monitoring
Clinicians are eager to expand precision oncology into early-stage cancer, when the cancer is typically easier to cure compared to late-stage cancer. Current monitoring methods, including imaging and cancer antigen tests, lack resolution and accuracy needed to monitor early-stage disease. Accessing circulating tumor DNA, or ctDNA, from routine blood draws is an effective and non-invasive way to monitor cancer to inform the course of treatment. Our solution is capable of detecting disease burden, including minimal residual disease, or MRD, even when other methodologies fail because we manufacture patient-specific ctDNA panels based upon the genomic tumor profile of their individual cancer. We believe our approach will revolutionize how cancer is managed by measuring cancer progression, measuring therapy effectiveness, determining a treatment regimen and refining therapy.
Barriers to the democratization of precision oncology
We believe that current genomic testing suffers from several major challenges. These barriers can be largely categorized as lack of accuracy, lack of utility, lengthy turnaround time in the clinical setting and lack of economic participation for providers. This has impeded broader adoption of precision oncology in therapy optimization and cancer monitoring, especially within community and regional health settings where the vast majority of cancer patients are treated.
Our Solution
Our solution delivers turnkey products for clinicians to drive the democratization of precision oncology. We refer to the democratization of precision oncology as allowing genomic testing in the community and regional settings, where 85% of cancer patients are treated, and where testing is currently limited or non-existent due to the lack of infrastructure and expertise to implement genomic analysis. Given the limitations of current centralized testing options, we believe empowering clinicians with our turnkey solution will enable local testing and be a significant breakthrough in the standard of care.
Our modular product development platform combines our high performance AMP chemistry, target-specific primers, ancillary reagents, and bioinformatics software to accurately detect simple and complex, as well as known and unknown, mutations. We are able to customize biomarker targets, which can be pooled in billions of possible combinations without negatively impacting accuracy or precision. This modularity allows us to quickly expand existing products and customize our products to develop new applications without needing to re-engineer the underlying technology. Our solution leverages scalable, easy-to-

use, clinical-grade reagents and powerful bioinformatics software to produce a multitude of products with broad applications for both clinical and biopharmaceutical use.
We believe our solution addresses the barriers to democratization of precision oncology:

•
Accuracy : Although current tests can accurately detect common or simple mutations, most cannot accurately detect complex mutations, resulting in a high rate of false negatives and positives. These tests are designed with inherent biases which fundamentally limit their ability to detect both known and unknown alterations. We believe our purpose built AMP chemistry addresses these shortcomings by accurately detecting complex, as well as known and unknown, mutations. This allows us to provide actionable information to clinicians, enabling them to select therapies targeted to the appropriate mutation, and thereby better informing treatment.

•
Utility : Current tests generally take a “one-size-fits-all” approach, which limits their utility. Because our products are not limited to blood and tissue, they enable testing across a multitude of sample types, targeting DNA, RNA, and ctDNA in order to provide higher resolution and a more comprehensive view of mutations. Our product development platform enables rapid and efficient customization of biomarker targets, which means clinicians can specify which of our products they want to use to identify mutations that they believe are important in treating each patient’s disease. Together, we believe these features open additional areas of clinical application within therapy optimization for individual patients and cancer monitoring of early-stage cancer.

•
Turnaround time : Results from centralized genomic tests can take well over 20 days to be returned, depending on complexity and sample type. As late-stage cancer patients are likely to experience superior survival rates and outcomes when treated as soon as possible after diagnosis, lengthy turnaround times can prevent timely treatment. Our products enable local testing with potential times to run the test in a matter of days, accelerating time to results while also allowing the original clinician to maintain sample custody. The reduction in time to actionable results accelerates clinical decisions, which is critical for cancer patients where immediate treatment is important to achieve optimal outcomes.

•
Economics : The complexity of many genomic testing options requires significant resources and sophisticated infrastructure, which are typically limited to specialized academic or centralized facilities. As a result, hospitals often need to outsource their genomic testing, which incurs costs that are not reimbursed, presenting an additional hurdle to adoption. This particularly affects community and regional hospitals where approximately 85% of cancer patients are treated. Centralized labs that perform genomic testing receive the benefits of reimbursement and often retain possession of patients’ tumor biopsies and control patient data. We believe our platform will empower more hospitals and clinics to practice precision oncology and receive reimbursement for in-house testing that they would otherwise not receive if they send the testing out to centralized labs. In addition, clinicians can retain possession of patients’ tumor biopsies and control the data, which can be matched with clinical data to generate revenue from collaborators, such as biopharmaceutical companies. We believe this empowers providers in all patient care settings to participate in the economics of precision oncology testing.

Our current products and pipeline

Products	Sample type	Analyte	Cancer type[1]	Applications	Status
Therapy optimization	STRATAFIDE	Tissue, Blood	DNA, RNA, ctDNA	▪ Solid	▪ Universal IVD and CDx ▪ First-line molecular test for any late-stage solid tumor	▪ FDA Breakthrough Device Designation
	VARIANTPlex®	Tissue, Blood	DNA	▪ Solid ▪ Heme	▪ CNVs, SNVs and InDels	▪ Commercial since 2015 (RUO)[2]
	FUSIONPlex®	Tissue, Blood	RNA	▪ Solid ▪ Heme ▪ Sarcoma	▪ Fusions, splice variants, SNVs, InDels and relative expression levels	▪ Commercial since 2013 (RUO)[2]
	LIQUIDPlex™	Tissue, Blood	ctDNA	▪ Solid ▪ Sarcoma	▪ CNVs, SNVs and InDels	▪ Commercial since 2015 (RUO)[2]
	Immunoverse™	Tissue, Blood	RNA	▪ Solid ▪ Heme	▪ TCR or BCR diversity ▪ Clonal amplifications indicative of blood cancer	▪ Comercial since 2017 (RUO)[2]
Cancer monitor-ing	Personalized Cancer Monitoring (PCM)	Tissue, Blood	ctDNA	▪ Solid ▪ Heme	▪ Early-stage cancer monitoring ▪ MRD prognosis	▪ Commercial since 2019 (RUO)[3] ▪ FDA Breakthrough Device Designation
Services to design custom products	ARCHER® AssayDesigner	Tissue, Blood	DNA, RNA, ctDNA	▪ Solid ▪ Heme ▪ Sarcoma	▪ Design a tailored DNA, RNA or ctDNA panel	▪ Commercial since 2015 (RUO)[2]
	DESIGNER PRO	Tissue, Blood	DNA, RNA, ctDNA	▪ Solid ▪ Heme ▪ Sarcoma	▪ Design, wet lab-validate and optimize the panel to specification	▪ Commercial since 2015 (RUO)[2]

Tissue Blood

[1] Heme refers to hematological malignancy (blood cancer)
[2] RUO refers to research use only products, not for use in diagnostic procedures or for therapy selection
[3] RUO refers to research use only products, not for use in diagnostic procedures; intended for early stage therapy optimization, currently an investigational device

Our offerings include commercial RUO products and services that laboratories use to conduct genomic analysis for therapy optimization and cancer monitoring. Our RUO portfolio consists of five product lines: VariantPlex, FusionPlex, LiquidPlex and Immunoverse, which we collectively refer to as ArcherPlex, and PCM. There are multiple products within each of these lines, all of which can be customized. These RUO products allow for a range of applications and can be used individually or in combination, as desired.
We are pursuing regulatory clearances and/or approvals for STRATAFIDE, which is intended to be a universal IVD that utilizes AMP to measure clinically relevant genomic mutations for tumor profiling and companion diagnostic markers from both tissue and blood. We expect to launch STRATAFIDE as a regulated device in 2021, and we believe it has the potential to be the first-line tumor profiling test for any patient with a late-stage solid tumor (pan-tumor). In December 2018, the FDA granted Breakthrough Device designation to STRATAFIDE. We also intend to pursue regulatory clearances and approvals in specific markets outside the United States , including Japan and Europe. A specific companion diagnostic claim was submitted to the Japanese Pharmaceuticals and Medical Device Agency, or PMDA, in December 2019 and approved in March 2020 . We intend to develop an additional universal IVD for blood cancers, similar to STRATAFIDE, for commercialization in both the United States and outside the United States.
We are also seeking FDA clearance and/or approval for PCM as an IVD to non-invasively and quantitatively measure cancer recurrence or progression, as well as therapeutic efficacy, to determine a treatment regimen and refine therapy. We believe PCM will improve patient outcomes across multiple clinical applications as a prognostic device for predicting recurrence of primary cancer after initial treatment. In January 2020, we received Breakthrough Device designation from the FDA for PCM. We are seeking additional regulatory approvals outside the United States and intend to expand into additional indications.
We also offer a suite of services to clinical and biopharmaceutical customers, which allow them to customize biomarker targets or develop new applications. Assay Designer is our online tool that customers can use to customize biomarker targets in their panels. Designer Pro is our advanced panel and application customization service. We also offer clinical trial assay and companion diagnostic development services to biopharmaceutical customers.
Our market opportunity

Our addressable market: $45 billion

Therapy optimization

$5B

BioPharma
$2.0B
US clinical
$1.3B
OUS clinical
$1.7B

Cancer monitoring

$40B

BioPharma
$1.0B
US clinical
$15.0B
OUS clinical
$24.0B

We believe that democratizing precision oncology by providing personal, actionable, easy-to-use products in the local setting will improve patient care. Our turnkey products and services have applications in therapy optimization and cancer monitoring, representing a total global market opportunity we estimate to be approximately $45 billion. We estimate our opportunity in the United States to be approximately $20 billion and our opportunity outside the United States to be approximately $25 billion.
For therapy optimization, which includes diagnosis, prognosis and targeted therapy selection, we estimate a $5 billion total global market opportunity, which consists of a $1.3 billion market in the United States, a $1.7 billion market outside the United States and a $2 billion global opportunity with biopharmaceutical companies.
We estimate the total global cancer monitoring market is approximately $40 billion, which consists of a $15 billion market in the United States, $24 billion market outside the United States and $1 billion market with biopharmaceutical companies.
Our competitive advantages
We aim to democratize precision oncology by leveraging our core competitive advantages.

•
Our product development platform, featuring our proprietary AMP chemistry, provides accurate, actionable genomic information allowing clinicians to optimize treatment and monitor cancer. Our products allow for the identification of both simple and complex genomic mutations, providing clinicians with more actionable information to improve care.

•
Our versatile product portfolio empowers clinicians to practice precision oncology by providing products and services that are personal and actionable. We provide a versatile product portfolio which allows clinicians to select a test based on the clinically relevant sample type, analyte, cancer type and biomarker targets.

•
Our easy-to-use, clinical-grade reagents allow our AMP technology to be deployed at the site of care near the patient. Our easy-to-use reagents enable our decentralized model, permitting any testing center or hospital with a compatible sequencer to run our assay near its patients, improving turnaround time. We believe enabling local genomic testing helps reduce significant upfront costs, adds flexibility of scale, and will bring precision oncology to all patients, anywhere.

•
Our product development platform can be adapted as new applications emerge. Our AMP chemistry enables customization of biomarker targets which can be pooled in billions of possible combinations while maintaining accuracy and precision. Our custom and fixed content panels follow the same manufacturing processes, varying only in the targeting mechanism, which enables us to easily adapt our products as our customers request new applications.

•
We believe we provide a compelling and differentiated value proposition to all stakeholders. We believe our platform empowers more hospitals and clinics to practice precision oncology and receive reimbursement for in-house testing. In addition, clinicians can retain possession of patients’ tumor biopsies and control the data, which they can match with clinical data to generate revenue from collaborative partners, such as biopharmaceutical companies. Most importantly, faster turnaround time can inform clinical decision making in a timelier manner, which is critical for cancer patients where immediate treatment is important to achieve optimal outcomes.

•
Our multi-faceted commercial capabilities and our regulatory and reimbursement expertise support our ability to bring our products to market globally. Along with our direct sales team, we leverage our medical sales liaisons, distributors, and the sales organizations of our reference lab and biopharmaceutical collaborators to further drive adoption.

•
We have intellectual property protection for our proprietary AMP chemistry and technology platform and its applications. Our patent portfolio includes 3 issued patents and 15 pending patent applications in the United States and 2 issued patents and 43 pending patent applications in foreign countries related to our AMP chemistry.

Our strategy
Our goal is to bring precision oncology to all patients anywhere. To achieve this, we intend to:

•
Democratize precision oncology. We offer a suite of products and services that are personal, actionable and easy to use in local settings to advance the treatment of cancer and monitoring of patients by providing our turnkey solution to clinicians.

•
Pursue regulatory clearances and approvals for our products across the cancer care continuum. We submitted our first companion diagnostic to the Japanese PMDA in December 2019 and obtained approval in March 2020. We plan to submit STRATAFIDE to the FDA in the next 12 months and PCM to the FDA in the following years.

•
Enable new clinical applications with PCM. PCM is capable of high specificity with a low limit of detection, which allows for post-treatment monitoring of early-stage cancer in a cost- and time-efficient manner. PCM also enables the measurement of cancer progression and therapy effectiveness to refine or select a treatment regimen, and can bring precision oncology to earlier stages of cancer.

•
Embed our products and services with biopharmaceutical collaborators. We plan to continue to promote our products and services to create broader and deeper collaborations with current and new biopharmaceutical customers.

•
Expand our global footprint. We are continuing to establish the infrastructure needed to deploy our turnkey solution globally and promote broader adoption. We will continue discussions with global regulatory and reimbursement agencies to obtain country-specific approvals.

•
Leverage our product development platform to identify and advance innovative products. We have established research and development capabilities that allow us to leverage innovations and operational efficiencies from one product across our platform.

Risk factors summary
Investing in our common stock involves substantial risk. The risks described in the section titled “Risk factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•	We have incurred losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future, which could harm our future business prospects.

•
We may not be able to obtain regulatory clearance or approval of our IVD products, or even if approved, such products may not be approved for guideline inclusion, which could adversely affect our business, financial condition and results of operations.

•
To date, our revenues have been primarily generated by sales of our RUO products, but our future business growth is partially dependent upon regulatory approval and market acceptance of our IVD products, including STRATAFIDE and PCM. We have limited experience in developing, marketing and commercializing IVDs.

•
A large portion of our revenue is generated from a limited number of customers, and the loss of one or more of our customers or the failure to retain a significant amount of business from them could adversely affect our business, financial condition, and results of operations.

•	Our quarterly results may fluctuate significantly, which could adversely impact the value of our common stock.

•
One of our competitors has alleged that our AMP chemistry and products using AMP are infringing on its intellectual property, and we may be required to redesign our technology, obtain a license, cease using our AMP chemistry altogether and/or pay significant damages, among other consequences, any of which would have a material adverse effect on our business, financial condition and results of operations.

•
We intend to seek to market our IVD products for clinical diagnostic use and will be required to obtain regulatory clearance(s) or approval(s). Any such regulatory process would be expensive, time-consuming and uncertain both in timing and in outcome.

•	Our commercial success could be compromised if we do not receive coverage and adequate reimbursement for our products, including STRATAFIDE and PCM, if approved.

•
We are currently, and may be in the future, subject to claims against us alleging that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, the outcome of which could have a material adverse effect on our business.

•
We are currently, and may be in the future, involved in lawsuits to defend or enforce our patents and proprietary rights. Such disputes could result in substantial costs or loss of productivity, delay or prevent the development and commercialization of our technology, products and services, prohibit our use of proprietary technology or sale of nucleic acid preparative and analytical methods and related products or services, or put our patents and other proprietary rights at risk.

•
If we are not able to obtain, maintain, defend or enforce patent and other intellectual property protection for our nucleic acid preparative and analytical methods or related products or services, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products, services and technology similar or identical to ours, which could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

•
We license patent rights from third-party owners. If such owners do not properly or successfully obtain, maintain or enforce the patents underlying such licenses, or if they retain or license to others any competing rights, our competitive position and business prospects may be adversely affected. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our relationships with our licensors, we could lose license rights that are important to our business.

Corporate information
ArcherDX, Inc. was incorporated in January 2013, and subsequently merged into Enzymatics, Inc. in August 2013. In December 2014, the ArcherDX business unit spun out from Enzymatics, Inc. and was incorporated as ArcherDX, Inc. in Delaware. Our principal executive offices are located at 2477 55th Street, Suite 202, Boulder, CO 80301, and our telephone number is (877) 771-1093. Our website address is www.archerdx.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
The ArcherDX logo and “Archer®” and our other registered and common law trade names, trademarks and service marks, including AMP™, STRATAFIDE™, LiquidPlex™, Immunoverse™, VariantPlex® and FusionPlex®, are the property of ArcherDX, Inc. Other trade names, trademarks and service marks used in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.
Implications of being an emerging growth company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and therefore we may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes‑Oxley Act of 2002, or the Sarbanes‑Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” upon the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in nonconvertible debt securities; and (4) the date on which we are deemed to be a “large accelerated filer” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Underwriters’ option to purchase additional shares of common stock offered by us	shares

Use of proceeds
We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $          million (or approximately $           million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), assuming an initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. We currently expect to use the net proceeds from this offering for research and development activities, including development of STRATAFIDE and PCM, and for working capital and general corporate purposes, including sales and marketing activities, operating expenses and capital expenditures. We may also use a portion of the remaining net proceeds, if any, to acquire or invest in complementary businesses, technologies or other assets. However, we do not have any agreements or commitments to enter into any such acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Risk factors
You should carefully read the “Risk factors” beginning on page 13 and other information included in this prospectus for a discussion of facts that you should consider before deciding to invest in shares of our common stock.

Proposed Nasdaq trading symbol	“RCHR”
The number of shares of common stock that will be outstanding after this offering is based on                shares of common stock outstanding as of December 31, 2019 (assuming the conversion of all outstanding shares of our convertible preferred stock into shares of common stock on December 31, 2019), and excludes:

•
5,335,664 shares of common stock issuable on the exercise of stock options outstanding as of December 31, 2019 under the 2015 Stock Incentive Plan, or the 2015 Plan, with a weighted-average exercise price of approximately $1.98 per share;

•
227,115 shares of common stock issuable upon the exercise of a warrant, or the Series A Warrant, to purchase shares of our Series A convertible preferred stock, or the Series A Preferred Stock, outstanding as of December 31, 2019 with an exercise price of $0.01 per share;

•
up to an aggregate of 800,000 shares of common stock which may be issued in connection with the acquisition of Baby Genes, Inc., or Baby Genes, pursuant to certain contingent consideration provisions of that certain Agreement and Plan of Merger, dated October 2, 2018 and as amended on March 4, 2020, or Baby Genes Merger Agreement, by and among us, ArcherDX Sub, Inc., and Baby Genes, if specified revenue thresholds are achieved;

•
          shares of common stock reserved for future issuance under our 2020 Equity Incentive Plan, or the 2020 Plan, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance under our 2020 Plan; and

•
          shares of common stock reserved for issuance under our 2020 Employee Stock Purchase Plan, or the ESPP, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for future issuance under our ESPP.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•
the issuance of                  shares of our Series B convertible preferred stock, or the Series B Preferred Stock, upon the automatic net exercise of a warrant to purchase shares of Series B Preferred Stock with an exercise price of $4.82 per share (such warrant outstanding as of December 31, 2019), or the Series B Warrant, in connection with this offering, based on an assumed offering price of                   , which is the midpoint of the estimated price range set forth on the cover page of this prospectus;

•	the issuance of 1,276,633 shares of Series A Preferred Stock pursuant to the Baby Genes Merger Agreement;

•
the automatic conversion of all outstanding shares of our Series A Preferred Stock, Series B Preferred Stock, and our Series C convertible preferred stock, or the Series C Preferred Stock, or collectively, the preferred stock, including shares issued as a result of the automatic net exercise of the Series B Warrant and the Series A Preferred Stock issuable pursuant to the Baby Genes Merger Agreement as described above, into an aggregate                   shares of common stock in connection with this offering;

•	the filing of our amended and restated certificate of incorporation, which will be in effect on the completion of this offering;

•	no exercise of the underwriters’ option to purchase up to an additional shares of common stock from us in this offering.

Summary consolidated financial data
The summary consolidated statement of operations data for the years ended December 31, 2019 and 2018 and the summary consolidated balance sheet data as of December 31, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data included in this section are not intended to replace the financial statements and related notes included elsewhere in this prospectus.
You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes, the information in the “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” sections contained elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any other period in the future.

	Year Ended December 31,
	2018	2019
	(in thousands)
Consolidated Statements of Operations Data:
Revenue
Precision oncology products	$16,025	$22,644
Pharma development services	12,429	27,921
Total revenue	28,454	50,565

Costs & operating expenses
Cost of precision oncology products	4,033	7,335
Cost of pharma development services	6,230	9,212
Sales and marketing	7,215	15,428
Research and development	8,184	34,172
General and administrative	7,700	15,875
Contingent consideration	—	5,768
Total operating expenses	33,362	87,790
Loss from operations	(4,908)	(37,225)
Interest expense, net	(1,160)	(2,432)
Other income (expense), net	34	(824)
Loss before income taxes	(6,034)	(40,481)
Income tax (benefit) expense	(481)	497
Net loss and comprehensive loss	$(5,553)	$(40,978)

	December 31, 2019
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$59,492
Total assets	106,796
Working capital(1)	64,913
Convertible preferred stock	110,154
Accumulated deficit	(69,243)
Total stockholders’ (deficit) equity	(65,239)

(1)	Working capital is defined as current assets less current liabilities.

(2)
The pro forma consolidated balance sheet data gives effect to (a) the issuance of 1,276,633 shares of Series A Preferred Stock pursuant to the Baby Genes Merger Agreement, (b) the issuance of               shares of our Series B Preferred Stock issuable upon the automatic net exercise of the Series B Warrant in connection with this offering, assuming an initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, (c) the automatic conversion of all of our outstanding shares of preferred stock (including the shares issuable pursuant to the Baby Genes Merger Agreement described in (a) and pursuant to the automatic net exercise of the Series B Warrant described in (b) above) into shares of common stock in connection with this offering, (d) the automatic conversion of the Series A Warrant into a warrant to purchase 227,115 shares of our common stock, and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital in connection with this offering, (e) the automatic conversion of contingent consideration for the Baby Genes Acquisition from Series A Preferred Stock to up to 800,000 shares of our common stock and the resulting reclassification of the remaining liability to additional paid-in capital, and (f) the filing and effectiveness of our amended and restated certificate of incorporation which will be in effect on the completion of this offering.

(3)
The pro forma as adjusted consolidated balance sheet data reflects (a) the items described in footnote (2) above and (b) our receipt of estimated net proceeds from the sale of shares of common stock that we are offering at an assumed initial public offering price of $               per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $               per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets, working capital and total stockholders’ (deficit) equity by $               million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents, total assets, working capital and total stockholders’ (deficit) equity by $               million, assuming the assumed initial public offering price of $               per share of common stock remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors
Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition and results of operations. In such case, the trading price of our common stock could decline, and you may lose some or all of your original investment.
Risks related to our business and strategy
We have incurred losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future, which could harm our future business prospects.
We have historically incurred substantial net losses, including net losses of $41.0 million and $5.6 million in 2019 and 2018, respectively. As of December 31, 2019, we had an accumulated deficit of $69.2 million. Additionally, while our net losses increased by over $35.4 million in 2019 compared to 2018, our total revenue increased by $22.1 million in 2019 compared to 2018. As a result, our losses grew at a faster rate than our revenues, and we cannot guarantee that this will not continue in future periods. We expect our losses to continue as we continue to devote a substantial portion of our resources to efforts to increase the adoption of, and reimbursement for, our products and services, improve these products and services, and research, develop and commercialize new products or new services. We have devoted a substantial portion of our resources to the development and commercialization of STRATAFIDE, a pan-solid tumor in vitro diagnostic, or IVD, and to research and development activities related to our Personalized Cancer Monitoring product, or PCM, for cancer monitoring, including clinical and regulatory initiatives to obtain diagnostic clearance and marketing approval. These losses have had, and will continue to have, an adverse effect on our working capital, total assets, and stockholders’ equity. Because of the numerous risks and uncertainties associated with our research, development and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations, and cash flows.
We may not be able to obtain regulatory clearance or approval of our IVD products, or even if approved, such products may not be approved for guideline inclusion, which could adversely affect our business, financial condition and results of operations.
A significant portion of our commercial strategy, including for STRATAFIDE and PCM, relies on receiving regulatory approvals with guideline inclusion to strengthen our position in establishing coverage and reimbursement of our IVD products with both public and private payors. If we do not receive such regulatory approvals in a timely manner or at all, or we are not successful in receiving such guideline inclusion, we may not be able to commercialize our IVD products. Additionally, third-party payors may be unwilling to provide sufficient coverage and reimbursement for our products necessary for hospitals and other healthcare providers to adopt our solutions as part of their oncological treatment strategy. We have also focused our efforts on the development of PCM for U.S. Food and Drug Administration, or FDA, clearance and approval as a prognostic device for predicting recurrence of a primary cancer after initial treatment, which can include surgery alone or surgery plus adjuvant therapy.
Moreover, development of the data necessary to obtain regulatory clearance and/or approval of an IVD, such as STRATAFIDE, is time-consuming and carries with it the risk of not yielding the desired results. The performance achieved in published studies may not be repeated in later studies that may be required to obtain FDA clearance and/or approval or regulatory approvals in foreign jurisdictions. Limited results from earlier-stage verification studies may not predict results from studies in larger numbers of subjects drawn from more diverse populations over longer periods of time. Unfavorable results from ongoing preclinical and clinical studies could result in delays, modifications or abandonment of ongoing analytical or future clinical studies, or abandonment of a product development program, or may delay, limit or prevent regulatory approvals or clearances or commercialization of our product candidates, any of which may materially adversely affect our business, financial condition, and results of operations.
To date, our revenues have been primarily generated by sales of our research use only, or RUO, products, but our future business growth is partially dependent upon regulatory approval and market acceptance of our IVD products, including STRATAFIDE and PCM. We have limited experience in developing, marketing and commercializing IVDs.
Historically, our revenues and growth have been driven primarily by sales of our RUO products, but we anticipate that our future success will depend in large part on our ability to effectively introduce enhanced or new offerings of oncological in IVD products, such as STRATAFIDE. The development and launch of enhanced or new products and services, whether RUO or IVD, require the completion of certain clinical development and commercialization activities that are complex, costly, time‑intensive and uncertain, and require us to accurately anticipate patients’, providers’ and, if applicable, payors’ attitudes and needs and emerging technology and industry trends. This process is conducted in various stages, and each stage presents the risk that we will not achieve our goals on a timely basis, or at all.
We have limited experience commercializing IVD products. As a result, we have limited experience forecasting future financial performance for our planned IVD products, including STRATAFIDE and PCM, and our actual results may fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the price of our common stock to decline. We may experience research and development, regulatory, marketing and other difficulties that could delay or prevent our introduction of enhanced or new products or new services and result in increased costs and the diversion of management’s attention and resources from other business matters. For example, any genomic tests that we may enhance or develop may not prove to be clinically effective, or may not meet our desired target product profile or be offered at acceptable cost and with the sensitivity, specificity and other test performance metrics necessary to address the relevant clinical need or commercial opportunity; our genomic test performance in commercial settings may be inconsistent with our validation or other clinical data; we may not be successful in achieving market awareness and demand, whether through our own sales and marketing operations or entering into collaborative arrangements; the collaborative arrangements we enter into may not be successful or we may not be able to maintain those that are successful; healthcare providers may not order or use, or third‑party payors may not reimburse for, any genomic tests that we may enhance or develop; we may not be able to obtain approval of any of our existing or future devices as a companion diagnostic for existing treatments approved by the FDA; or we may otherwise have to abandon a product or service in which we have invested substantial resources.
An important factor in our ability to commercialize our products is collecting data that supports the value proposition of our products. The data collected from any studies we complete may not be favorable or consistent with our existing data or may not be statistically significant or compelling to the medical community or to third‑party payors seeking such data for purposes of determining coverage for our products. This is particularly true with respect to service defects and errors. Any of the foregoing could have a negative impact on our ability to commercialize our future products, which could have a material adverse effect on our business, financial condition and results of operations.
A large portion of our revenue is generated from a limited number of customers, and the loss of one or more of our customers or the failure to retain a significant amount of business from them could adversely affect our business, financial condition, and results of operations.
Our customer base is highly concentrated. Our customers are primarily (a) laboratories and hospitals with laboratories that purchase our products to perform their own next-generation sequencing, or NGS, tests and (b) biopharmaceutical companies that use our services to support clinical trials and other activities to obtain regulatory approval. For the years ended December 31, 2019 and 2018, our largest customer by revenue, Merck KGaA, Darmstadt, Germany, represented approximately 44% and 20%, respectively, of our total revenue. For each of the years ended December 31, 2019 and 2018, four customers accounted for 55% and 47% of our total accounts receivable, respectively. We expect that a relatively small number of customers will continue to account for a significant portion of our revenue for the foreseeable future. Our agreement with Merck KGaA, Darmstadt, Germany, does not have a defined term and Merck KGaA, Darmstadt, Germany, may terminate the agreement or any project agreement entered thereunder upon 30 days’ prior written notice. Our agreements with our other top customers provide similar termination rights.
Our future success is substantially dependent on our ability to maintain and grow our existing customer relationships and to establish new ones. The loss of one or more of our customers, including the loss of Merck KGaA, Darmstadt, Germany, whether through expiration or termination of our customer agreements, acquisitions, consolidations, bankruptcies of our customers or otherwise, or the failure to retain a significant amount of business from our customers, could harm our business, financial condition, and results of operations. For example, a customer that represented approximately 10% of our total products revenue in 2018 represented less than one percent of our total products revenue in 2019. In addition, even if our existing customers increase their volume of purchases, our average selling price could be reduced by volume discounts, which would lead to lower revenue per reaction sold compared to list pricing that is not discounted.
Many factors have the potential to impact our customer relations, including the type of support our customers and potential customers require and our ability to deliver it, our customers’ satisfaction with our products and services, and other factors that may be beyond our control. Furthermore, our customers may decide to decrease or discontinue their use of our products and services due to changes in research and product development plans, failures in their clinical trials, financial constraints, or utilization of internal testing resources or tests performed by other parties, or other circumstances outside of our control. A material decrease in our customer satisfaction or decrease in customer purchases could have a material adverse effect on our business, financial condition and results of operations.
Our quarterly results may fluctuate significantly, which could adversely impact the value of our common stock.
Our quarterly results of operations, including our revenues, gross margin, net loss and cash flows, may vary significantly in the future as a result of a variety of factors, many of which are outside of our control, and period‑to‑period comparisons of our operating results may not be meaningful. In addition, our quarterly results have historically fluctuated primarily because of the variable timing of revenue from new or existing biopharmaceutical customers. Revenue from pharma development services can vary from quarter to quarter, sometimes significantly, based on the timing of contract execution, milestone-related progress, and other factors.
For example, we engage in conversations with customers regarding potential commercial opportunities on an ongoing basis. There is no assurance that any of these conversations will result in a commercial agreement, or if an agreement is reached, that the resulting relationship will be successful or that clinical studies conducted as part of the engagement will produce successful outcomes. Our customers’ clinical trials are expensive and can take years to complete, and their outcomes are inherently uncertain. Failure can occur at any time during the clinical trial process. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and early clinical trials. Some of our biopharmaceutical customers may not have products approved for commercial sale and are not profitable. Some of these customers must continue to raise capital in order to continue their development programs and to potentially continue as our customers. If our customers’ clinical trials fail or they are unable to raise sufficient capital to continue investing in their clinical programs, our revenues from these customers may decrease or cease entirely. Furthermore, even if these customers have a drug approved for commercial sale, they may not choose to use our products as a companion diagnostic with their drug, thereby limiting our potential revenues.

In addition, to the extent that we continue to spend on our sales and marketing and research and development efforts, we expect to incur costs in advance of achieving the anticipated benefits of such efforts. Fluctuations in quarterly results due to the foregoing may cause our results to fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the price of our common stock to decline. Accordingly, our quarterly results should not be relied upon as an indication of future performance.
One of our competitors has alleged that our Anchored Multiplex PCR, or AMP, chemistry and products using AMP are infringing on its intellectual property, and we may be required to redesign our technology, obtain a license, cease using our AMP chemistry altogether and/or pay significant damages, among other consequences, any of which would have a material adverse effect on our business, financial condition and results of operations.
Our AMP chemistry underlies all of our RUO products and is also the foundation of STRATAFIDE and PCM. As a result, our commercial success depends on our ability to continue developing, manufacturing, marketing and selling products based on AMP. On January 27, 2020, one of our competitors, Natera, Inc., or Natera, filed a complaint against us in the United States District Court for the District of Delaware, alleging that our products using AMP chemistry, and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,538,814. On April 15, 2020, Natera amended its complaint to allege that our products using AMP chemistry, including STRATAFIDE, PCM, LiquidPlex, ArcherMET, FusionPlex, and VariantPlex , and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,538,814 , U.S. Patent No. 10,557,172, U.S. Patent No. 10,590,482, and U.S. Patent No. 10,597,708, or collectively, the Natera Asserted Patents, each of which are held by Natera. Natera seeks, among other things, damages and other monetary relief, costs and attorneys’ fees, and an order enjoining us from further infringement of such patents. For more information regarding our litigation with Natera, please see “Business—Legal proceedings.”
If any of our products or our use of AMP is found to infringe such patents, we could be required to redesign our technology or obtain a license from Natera to continue developing, manufacturing, marketing, selling and commercializing AMP and our products. However, we may not be successful in the redesign of our technology or able to obtain any such license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving Natera and other third parties the right to use the same technologies licensed to us, and it could require us to make substantial licensing, royalty and other payments. We also could be forced, including by court order, to permanently cease developing, manufacturing, marketing and commercializing our products that are found to be infringing. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed any of the Natera Asserted Patents. Even if we were ultimately to prevail, our litigation with Natera could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.
This litigation is in its early stages and we therefore cannot reasonably estimate the final outcome, including our potential liability or any range of potential future charges associated with it. However, any finding of infringement by us of any of the Natera Asserted Patents could have a material adverse effect on our business, financial condition, results of operations, and prospects.
If our products and services do not perform as expected, our operating results, reputation and business will suffer.
Our success depends on the market’s confidence that we can provide reliable products that enable high quality diagnostic testing with high sensitivity and specificity and short turnaround times. There is no guarantee that the accuracy and reproducibility we have demonstrated to date will continue as our product deliveries increase and our product portfolio expands.
Our products and services use a number of complex and sophisticated biochemical and bioinformatics processes, many of which are highly sensitive to external factors. An operational, technological or other failure in one of these complex processes or fluctuations in external variables may result in sensitivity or specificity rates that are lower than we anticipate or result in longer than expected turnaround times. In addition, labs are required to validate their processes before using our products for clinical purposes. These validations are outside of our control. If our products do not perform, or are perceived to not have performed, as expected or favorably in comparison to competitive products, our operating results, reputation, and business will suffer, and we may also be subject to legal claims arising from product limitations, errors, or inaccuracies. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
In addition, our test reports for STRATAFIDE are planned to match identified mutations with FDA-approved targeted therapies or relevant clinical trials of targeted therapies, and in the case of our future companion diagnostic applications, we plan to include relevant companion diagnostic claims. If a patient or physician who orders a test using one of our products is unable to obtain, or be reimbursed for the use of, targeted therapies because they are not indicated in the FDA-approved label for treatment, the patient is unable to enroll in an identified clinical trial due to the enrollment criteria of the trial, or some other reason, the ordering physician may conclude the test report does not contain actionable information. If physicians do not believe our products consistently generate actionable information about their patients’ disease or condition, they may be less likely to use our products.
Operational, technical and other difficulties adversely affecting test performance, harm our reputation, may impact the commercial attractiveness of our products, and may increase our costs or divert our resources, including management’s time and attention, from other projects and priorities. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Furthermore, we cannot provide assurance that our customers will always use our products in the manner in which we intend. Any intentional or unintentional misuse of our products by our customers could lead to substantial civil and criminal monetary and non-monetary penalties, and could cause us to incur significant legal and investigatory fees.
If our current or future products or services are not competitive in their intended markets, we may be unable to increase or sustain our revenues or achieve profitability.
We compete primarily in the biotechnology and pharmaceutical industries, which are characterized by rapid technological changes, frequent new product introductions, reimbursement challenges, emerging competition, evolving industry standards, intellectual property disputes, price competition, aggressive marketing practices and changing customer preferences. We face competition in the field of comprehensive genomic profiling from other companies, many of which are larger, more established and have more experience and more resources than we do. In particular, we compete with numerous companies in the life sciences research, clinical diagnostics and drug development spaces. Our competitors include, among others, Natera, QIAGEN N.V., Guardant Health, Inc., and Illumina, Inc., which we refer to as Illumina. Our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, regulatory clearance approval and compliance, and sales and distribution than we do. Mergers and acquisitions involving life sciences research, clinical diagnostics or drug discovery companies in the personalized medicine space may result in even more resources being concentrated among a smaller number of our competitors. Our competitors also may obtain FDA or other regulatory clearance or approval for their products more rapidly than we may obtain clearance or approval for ours. We cannot assure you that research, discoveries or other advancements by other companies will not render our existing or potential products and services uneconomical or obsolete, or result in products and services that are superior or otherwise preferable to our current or future products and services.
Some of our competitors’ products and services are sold at a lower price than ours, which could cause sales of our products and services to decline or force us to reduce our prices, which would harm our revenues, operating income or market share. Moreover, we are increasingly subject to litigation from our competitors. See “Business—Legal proceedings.” If we are unable to compete successfully, we may be unable to increase or sustain our revenues or achieve profitability.
To remain competitive, we must continually research and develop improvements to our products and services. However, we cannot assure you that we will be able to develop and commercialize the improvements to our products and services on a timely basis. Our competitors may develop and commercialize competing or alternative products and services and improvements faster than we are able to do so, which would negatively affect our ability to increase or sustain our revenue or achieve profitability.
We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.
We anticipate continued growth in our business operations both inside and outside the United States. Any future growth could create strain on our organizational, administrative, and operational infrastructure, including laboratory operations, quality control, customer service, and sales force management. Our ability to manage our growth properly will require us to continue to improve our operational, financial, and managerial controls, as well as our reporting systems and procedures.
In addition, as our volume grows, we will need to continue to increase our capacity to manufacture our products; implement customer service, billing, and general process improvements and expand our internal quality assurance program to support increased demand. We will also need additional scientific and technical personnel to process higher volumes of our products and services. Portions of our process are not automated and will require additional personnel to grow. We will also need to purchase additional equipment, some of which can take several months or more to procure, set up, and validate, as well as increase our software and computing capacity to meet increased demand. There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities, or process enhancements will be successfully implemented, or that we will have adequate space in our laboratory facilities to accommodate such required expansion.
As we commercialize our products, particularly PCM, we will need to incorporate new equipment, implement new technology systems, automated equipment and laboratory processes, hire new personnel with different qualifications, and procure additional laboratory and manufacturing space to allow us to further develop new services and manufacture our products.
Failure to manage this growth could result in turnaround time delays, higher service costs, declining service quality, deteriorating customer service, and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our products and services and could damage our reputation, which in turn could have a material adverse effect on our business, financial condition and results of operations.
If we do not have the support of key opinion leaders or clinical data using our products is not published in peer-reviewed journals, it may be difficult to drive adoption of our products and establish them as a component of the standard of care for patients with cancer.
We have established relationships with leading oncology thought leaders at premier cancer institutions and oncology networks. If these key opinion leaders determine that our genomics platform, our existing products and services or other products and services that we develop are not clinically effective, that alternative technologies are more effective, or if they elect to use internally developed products or services, we may see lower demand for our products, and face difficulty establishing our products as an integral component of the applicable standard of care, which would limit our revenue growth and our ability to achieve profitability.
The publication of clinical data using our products in peer‑reviewed journals is also crucial to our success. We are unable to control when, if ever, results are published which may delay or limit broad adoption of our products. Peer‑reviewed publications that include clinical data relating to our products may be limited by many factors, including delays in the completion of, poor design of, or lack of compelling data from, clinical studies, as well as delays in the review, acceptance and publication process. If our products or underlying technology do not receive sufficient favorable exposure in peer‑reviewed publications, the rate of clinician adoption of our products and positive reimbursement coverage determinations for our products, even if approved with guideline inclusion, could be negatively affected.
If we are unable to successfully expand our sales and marketing to match our growth, our business may be adversely affected.
Our future sales will depend in large part on our ability to develop, and substantially expand, our sales force and to increase the scope of our marketing efforts. Our target market of laboratories, hospitals, clinicians and biopharmaceutical companies is a large and diverse market. As a result, we believe it is necessary to develop a sales force that includes sales representatives with specific technical backgrounds and industry expertise. Competition for such employees is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales and marketing force, which could negatively impact sales and market acceptance of our services and limit our revenue growth and potential profitability.
Moreover, approximately 36% and 58% of our total revenues for the year ended December 31, 2019 and the year ended December 31, 2018, respectively, were attributable to our U.S. direct sales. Sales and marketing activities in the healthcare space in the United States are subject to various rules and regulations. In addition, our marketing messaging can be complex and nuanced, and there may be errors or misunderstandings in our employees’ communication of such messaging. As we continue to grow our sales and marketing efforts in line with the growth in our business, we face an increased need to continuously monitor and improve our policies, processes and procedures to maintain compliance with a growing number and variety of laws and regulations, including with respect to consumer marketing. To the extent that there is any violation, whether actual, perceived or alleged, of our policies or applicable laws and regulations, we may incur additional training and compliance costs, may receive inquiries from third‑party payors or other third parties, or be held liable or otherwise responsible for such acts of non‑compliance. Any of the foregoing could adversely affect our business, financial condition and results of operations.
We rely on a limited number of suppliers or, in many cases, single suppliers, for laboratory equipment and materials and may not be able to find replacements or immediately transition to alternative suppliers.
We have sourced and will continue to source components of our technology, including sequencers, reagents, enzymes, tubes and other laboratory materials, from third parties. In particular, our sequencers and many of our reagents and enzymes are sole sourced.
For example, our planned STRATAFIDE and PCM products are currently being developed to use only Illumina’s sequencing platform. Without access to these sequencers, we would be unable to run our tests and commercialize our products. In addition, our product customers are required to use Illumina sequencers and reagents to run the tests that they develop based on our technology. Our failure to maintain a continued supply of the sequencers and reagents, along with the right to use certain hardware and software, would adversely impact our business, financial condition, and results of operations. In particular, while we are seeking to validate our tests on additional sequencing platforms, we have not, to date, validated any alternative sequencing platform on which our testing could be run in a commercially viable manner. These efforts will require significant resources, expenditures and time and attention of management, and there is no guarantee that we will be successful in implementing any such sequencing platforms in a commercially sustainable way. We also cannot guarantee that we will appropriately prioritize or select alternative sequencing platforms on which to focus our efforts, in particular given our limited product and research and development resources and various business initiatives, which could result in increased costs and delayed timelines or otherwise impact our business, financial condition, and results of operations.

Because we rely on third‑party suppliers, we do not control the manufacture of the components of our technology, including whether such components will meet our quality control requirements, nor the ability of our suppliers to comply with applicable legal and regulatory requirements. In many cases, our suppliers are not contractually required to supply these components to the quality or performance standards that we require. If the supply of components we receive does not meet our quality control or performance standards, we may not be able to use the components, or if we use them not knowing that they are of inadequate quality, which occasionally occurs with respect to certain reagents, our tests may not work properly or at all, or they may provide erroneous results, and we may be subject to significant delays caused by interruption in production or manufacturing or to lost revenue from such interruption or from spoiled tests. In addition, any natural or other disaster, acts of war or terrorism, shipping embargoes, labor unrest or political instability or similar events at our third‑party manufacturers’ facilities that cause a loss of manufacturing capacity would heighten the risks that we face.
In the event of any adverse developments with our suppliers, in particular for those products that are sole sourced, or if any of our suppliers modifies any of the components they supply to us, our ability to supply our products may be interrupted, and obtaining substitute components could be difficult or require us to re‑design or re‑validate our products. In addition, if we obtain FDA clearance, approval or authorization for any of our tests as an IVD, such issues with suppliers or the components that we source from suppliers could affect our commercialization efforts for such an IVD. Our failure to maintain a continued supply of components that meets our quality control requirements, or changes to or termination of our agreements or inability to renew our agreements with these parties or enter into new agreements with other suppliers, particularly in the case of sole suppliers, could result in the loss of access to important components of our tests and impact our test performance or affect our ability to perform our tests in a timely manner or at all, which could impair, delay or suspend our commercialization activities.
Moreover, in the event that we transition to a new supplier from any of our sole suppliers, doing so could be time‑consuming and expensive, may result in interruptions in our ability to supply our products to the market, could affect the performance of our tests or could require that we re‑validate our processes and our other tests using replacement equipment and supplies, which could hinder the adoption of our products and services, resulting in increased costs. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.
We rely on third‑party laboratories to perform portions of our service offerings.
A large portion of our biopharmaceutical testing services is performed by third ‑ party laboratories while the remaining portion is performed by third ‑ party Clinical Laboratory Improvement Amendments of 1988, or CLIA, certified laboratories or our own CLIA-certified laboratory accredited by the College of American Pathologists, or CAP, in Golden, Colorado. The third ‑ party laboratories are subject to contractual obligations to perform these services for us, but are not otherwise under our control. We therefore do not control the capacity and quality control efforts of these third ‑ party laboratories other than through our ability to enforce contractual obligations on volume and quality systems, and we have no control over such laboratories’ compliance with applicable legal and regulatory requirements. We also have no control over the timeliness of such laboratories’ performance of their obligations to us, and the third ‑ party laboratories that we have contracted with have in the past had, and occasionally continue to have, issues with delivering results to us or resolving issues with us within the time frames we expected or established in our contracts with them, which sometimes results in longer than expected turnaround times for, or negatively impacts the performance of, these tests and services. In the event of any adverse developments with these third ‑ party laboratories or their ability to perform their obligations to us in a timely manner and in accordance with the standards that we and our customers expect, our ability to service our customers may be delayed, interrupted or otherwise adversely affected, which could result in a loss of customers and harm to our reputation. Furthermore, when these issues arise, we have had to expend time, management attention and other resources to address and remedy such issues.
We may not have sufficient alternative backup if one or more of the third‑party laboratories that we contract with are unable to satisfy their obligations to us with sufficient performance, quality and timeliness. Any natural or other disaster, acts of war or terrorism, shipping embargoes, labor unrest or political instability or similar events at one or more of our third‑party laboratories’ facilities that causes a loss of capacity would heighten the risks that we face. Changes to or termination of our agreements or inability to renew our agreements with these third‑party laboratories or enter into new agreements with other laboratories that are able to perform such portions of our service offerings could impair, delay or suspend our efforts to market and sell these services. If any of these events occur, our business, financial condition, and results of operations could suffer.
If our laboratory facilities are insufficient, our ability to conduct our pharma development services or pursue our research and development efforts, and fulfill our contractual obligations may be jeopardized.
Our services revenue is derived in part from testing services performed at our laboratory facility in Golden, Colorado, for which we currently have no backup or redundant facility to perform such tests other than third-party laboratories. Our facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications or Internet failure or interruption, or terrorism, which may render it difficult or impossible for us to provide these services for some period of time. The inability to provide these services or to reduce the backlog of analyses that could develop if one or more of our laboratories become inoperable, for even a short period of time, may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future. Furthermore, our facilities and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming, and expensive to rebuild any of our facilities or license or transfer our proprietary technology to a third party, particularly in light of the licensure and accreditation requirements for commercial laboratories like ours. We may be unable to negotiate commercially reasonable terms with such third parties. Adverse consequences resulting from an interruption of our overall laboratory operations could harm relationships with our customers and regulatory authorities, and our reputation, and could affect our ability to generate revenue.
We may also construct, acquire, or enter into relationships with third parties to procure additional laboratory space inside and outside the United States to support our existing and new services. If we are unable to obtain or are delayed in obtaining or establishing new laboratory space to support these commercialization and development efforts, we could fail to meet certain contractual obligations and agreed upon timelines with certain of our biopharmaceutical collaborators or provide existing services and develop and launch new services in certain territories, which could result in harm to our business and reputation, and adversely affect our business, financial condition, and results of operations. As we continue to transition some of our services to new laboratories, we could experience disruptions in overall laboratory operations and could require adjustments to meet regulatory requirements, resulting in our inability to meet customer turnaround time expectations. Any delays in this transition could result in slower realization of laboratory efficiencies anticipated from operating an additional laboratory facility. Adverse consequences resulting from an interruption of our overall laboratory operations could harm relationships with our customers and regulators, and our reputation, and could affect our ability to generate revenue.
We carry insurance for damage to our property and laboratory and the disruption of our business, but this insurance may not cover all of the risks associated with damage to our property or laboratory or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses, may be challenged by insurers underwriting the coverage, and may not continue to be available to us on acceptable terms, if at all.
Our research and development efforts to add additional indications to our IVD products, if approved, will be hindered if we are not able to contract with third parties for access to tissue samples.
Under standard clinical practice, tumor biopsies removed from patients are preserved and stored in formalin-fixed paraffin embedded, or FFPE, format, and liquid biopsies are taken with a blood draw and stored in blood collection tubes. In order to add additional indications to our IVD products, if approved, we will need to secure access to these FFPE tumor biopsy and liquid biopsy samples, as well as information pertaining to the clinical outcomes of the patients from which they were derived for our IVD development activities. Others compete with us for access to these samples. Additionally, the process of negotiating access to samples is lengthy because it typically involves numerous parties and approval levels to resolve complex issues such as usage rights, institutional review board approval, privacy rights, publication rights, intellectual property ownership and research parameters. If we are unable to negotiate access to tissue samples on a timely basis or on commercially reasonable terms, or at all, or if other laboratories or our competitors secure access to these samples before us, our ability to research, develop and commercialize future IVD products will be limited or delayed.
We have estimated the sizes of the markets for our current and future products and services, and these markets may be smaller than we estimate.
Our estimates of the annual addressable markets for our current products and services and those under development are based on a number of internal and third-party estimates, including, without limitation, the number of patients who have developed one or more of a broad range of cancers, the number of potential tests utilized per treatment course per patient, the frequency with which patients will be monitored post-treatment and early detection monitoring practices as well as the assumed rates at which such products and services will be reimbursed, or the assumed prices at which we can sell our current and future products and services for markets that have not been established. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, including as a result of factors outside our control, thereby reducing the predictive accuracy of these underlying factors. If the actual number of patients who would benefit from our products or services, the price at which we can sell future products and services or the annual addressable market for our products or services is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business, financial condition and results of operations.
Unfavorable global economic conditions could adversely affect our business, financial condition, and results of operations.
We generated 64.3% and 41.8% of our revenues outside the United States, primarily in the European Union, or the EU, the United Kingdom and Japan, during 2019 and 2018, respectively. Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For instance, legal, political and economic uncertainty surrounding the exit of the United Kingdom from the EU may be a source of instability in international markets, adversely affect our operations in the EU and United Kingdom and pose additional risks to our business, financial condition, and results of operations. A severe or prolonged global economic downturn could result in a variety of risks to our business, including our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers and customers, possibly resulting in supply disruption or delays in their payments to us, respectively. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.
The loss or transition of a key member of our senior management team or our inability to attract and retain highly skilled scientists, clinicians, and salespeople could adversely affect our business.
Our success depends on the skills, experience, and performance of key members of our senior management team, in particular, Dr. Jason Myers, our President and Chief Executive Officer and Director, and Josh Stahl, our Chief Scientific Officer and Chief Operating Officer. The individual and collective efforts of these key members of our senior management will be important as we continue to develop our genetic analysis platform and additional products and services, and as we expand our commercial activities. The loss or incapacity of key members of our senior management team could adversely affect our operations if we experience difficulties in hiring qualified successors.

Our research and development programs and laboratory operations depend on our ability to attract and retain highly skilled scientists and technicians. We may not be able to attract or retain qualified scientists and technicians in the future due to the intense competition for qualified personnel among life science businesses, particularly in Boulder, Colorado. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. We may have difficulties locating, recruiting, or retaining qualified sales people. Recruitment and retention difficulties can limit our ability to support our research and development and sales programs, which could in turn have an adverse effect on our business, financial condition, and results of operations.
If we were sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.
The marketing, sale, and use of our products and services could lead to the filing of product liability claims were someone to allege that our products and services identified inaccurate or incomplete information regarding the genomic alterations of the tumor or malignancy analyzed, reported inaccurate or incomplete information concerning the available therapies for a certain type of cancer, or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon the information we provide in the ordinary course of our business activities. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend.
We maintain service and professional liability insurance, but this insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation or cause current clinical or biopharmaceutical collaborators to terminate existing agreements and potential clinical or biopharmaceutical collaborators to seek other collaborators, any of which could impact our results of operations.
Our products or services may be subject to product or service recalls in the future. A recall of products or services, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products or services, could have a significant adverse impact on us.
The FDA has the authority to require the recall of commercialized products or services that are subject to FDA regulation. Manufacturers may, under their own initiative, recall a product or service if any deficiency is found. For reportable corrections and removals, companies are required to make additional periodic submissions to the FDA after initiating the recall, and often engage with the FDA on their recall strategy prior to initiating the recall. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable health risk, component failures, failures in laboratory processes, malfunctions, manufacturing errors, design or labeling defects, or other deficiencies and issues. Recalls of any of our commercialized products or services would divert managerial and financial resources and adversely affect our business, results of operations, financial condition and reputation. We may also be subject to liability claims, be required to bear other costs or take other actions that may negatively impact our future sales and our ability to generate profits. Companies are also required to maintain certain records of corrections and removals, even if these do not require reporting to the FDA. We may initiate voluntary recalls involving our commercialized products or services. A recall announcement by us could harm our reputation with customers and negatively affect our business, financial condition, and results of operations. In addition, the FDA or other agency could take enforcement action for failing to report the recalls when they were conducted.
If we initiate a recall, including a correction or removal, for one of our commercialized products or services, issue a safety alert, or undertake a field action or recall to reduce a health risk, this could lead to increased scrutiny by the FDA, other governmental and regulatory enforcement bodies, and our customers regarding the quality and safety of our products and services, and to negative publicity, including FDA alerts, press releases, or administrative or judicial actions. Furthermore, the submission of these reports could be used against us by competitors and cause customers to delay purchase decisions or cancel orders, which would harm our reputation.
We may acquire other businesses, form joint ventures, or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt, or cause us to incur significant expense.
Our business strategy may, from time to time, include pursuing acquisitions of businesses and assets. For example, in October 2018, we completed the acquisition of Baby Genes, Inc., or Baby Genes, or the Baby Genes Acquisition to provide us with a CLIA- and CAP-accredited lab. We may effect similar strategic acquisitions in the future. We also may pursue strategic alliances and joint ventures that leverage our proprietary genomics platform and industry experience to expand our offerings or distribution. We have limited experience with acquiring other companies. Negotiating these transactions and the formation of strategic alliances or joint ventures can be time-consuming, difficult, and expensive, and our ability to execute and/or close these transactions may be subject to third-party approvals, as well as governmental authorities, which are beyond our control. Consequently, we may not be able to complete such transactions on favorable terms or at all, and we can make no assurance that these transactions, once undertaken and announced, will close.
An acquisition or investment may result in unforeseen operating difficulties and expenditures, such as:

•	we could experience difficulty in integrating businesses, services, personnel, operations, and financial and other controls and systems, and retaining key employees;

•	we may assume by acquisition, joint venture, or strategic relationship unknown liabilities, known contingent liabilities that become realized, or known liabilities that prove greater than anticipated;

•	we may have difficulty retaining the customers or employees of any acquired business;

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we may incur debt, contingent liabilities, or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our financial condition, results of operations, and cash flows;

•	we may enter a new market or business line in which we have no prior experience and may not successfully compete in that market or business line;

•
integration of an acquired company may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business, and as a result, we cannot be assured that the anticipated benefits of any acquisition, technology license, strategic alliance, or joint venture would be realized; and

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we may have interests that diverge from those of our joint venture partners or other strategic partners and we may not be able to direct the management and operations of the joint venture or other strategic relationship in the manner we believe is most appropriate, thereby exposing us to additional risk.

These challenges related to acquisitions or investments could adversely affect our business, financial condition, and results of operations.
To finance any acquisitions or joint ventures, we may choose to issue shares of our common stock as consideration, which could dilute the ownership of our stockholders. For instance, pursuant to the terms of the Baby Genes Merger Agreement, we issued 886,884 shares of our Series A Preferred Stock in February 2020, we will issue an additional 389,749 shares of our Series A Preferred Stock immediately prior to the closing of this offering, which will subsequently convert into an equal number of shares of common stock. In addition, we may be required to issue an additional 800,000 shares of our common stock if we meet certain revenue thresholds in 2020. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our stock as consideration. We may also choose to finance any future acquisitions or joint ventures through additional indebtedness. The incurrence of such indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and acquire or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business.
International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside the United States.
Because we and our distributors currently, and in the future may continue to, market our products and services outside the United States, if cleared, authorized or approved, our business is subject to risks associated with doing business outside the United States, including an increase in our expenses and diversion of our management’s attention from the development of future products and services. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including:

•
multiple, conflicting and changing laws and regulations such as privacy security and data use regulations, tax laws, export and import restrictions, economic sanctions and embargoes, employment laws, anticorruption laws, regulatory requirements, reimbursement or payor regimes and other governmental approvals, permits and licenses;

•	failure by us or our distributors to obtain regulatory clearance, authorization or approval for the use of our products and services in various countries;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining intellectual property protection and maintaining, defending and enforcing our intellectual property;

•	difficulties in staffing and managing foreign operations;

•	employment risks related to hiring employees outside the United States;

•	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

•	difficulties in negotiating favorable reimbursement negotiations with governmental authorities;

•	logistics and regulations associated with shipping samples, including infrastructure conditions and transportation delays;

•	limits in our ability to penetrate international markets if we are not able to sell our products or conduct our testing or clinical diagnostic services locally;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and services and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

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regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions, or its anti-bribery provisions, or laws similar to the FCPA in other jurisdictions in which we may now or in the future operate, such as the United Kingdom’s Bribery Act of 2010, or the U.K. Bribery Act; and

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onerous anti-bribery requirements of several member states in the EU, the United Kingdom, Japan, and other countries that are constantly changing and require disclosure of information to which U.S. legal privilege may not extend.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our revenue and results of operations.
We may never obtain approval in any other foreign country, including Japan, for any of our products or services and, even if we do, we or our collaborators may never be able to commercialize them in any other jurisdiction, which would limit our ability to realize their full market potential.
In order to eventually market any of our current or future products and services in any particular foreign jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding quality, safety, performance and efficacy. In addition, clinical trials or clinical investigations conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory clearance, authorization or approval in one country does not guarantee regulatory clearance, authorization or approval in any other country. For example, the performance characteristics of our products and services may need to be validated separately in specific ethnic and genetic populations. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods.
Seeking foreign regulatory clearance, authorization or approval could result in difficulties and costs for us and our collaborators and require additional preclinical studies, clinical trials or clinical investigations which could be costly and time-consuming. Regulatory requirements and ethical approval obligations can vary widely from country to country and could delay or prevent the introduction of our products and services in those countries. The foreign regulatory clearance, authorization or approval process involves all of the risks and uncertainties associated with FDA clearance, authorization or approval. We currently sell our RUO products outside the United States but have no experience in obtaining regulatory clearance, authorization or approval in international markets other than Japan, where we have submitted a companion diagnostic device application to the Pharmaceuticals and Medical Devices Agency, or the PDMA. If we or our collaborators fail to comply with regulatory requirements in international markets or to obtain and maintain required regulatory clearances, authorizations or approvals in international markets, or if those approvals are delayed, our target market will be reduced and our ability to realize the full market potential of our products and services will be unrealized.
We depend on our information technology and telecommunications systems, and those of our third-party service providers, contractors and consultants, and any failure of these systems could harm our business.
We depend on our information technology and telecommunications systems and those of our third-party service providers, contractors and consultants for significant elements of our operations, including our laboratory information management system, our computational biology system, our knowledge management system, our business intelligence system, our customer relationship management system, and our online customer-facing portals for reporting and research. We have installed and are expanding a number of enterprise software systems that affect a broad range of business processes and functional areas, including, for example, systems handling human resources, financial controls and reporting, contract management, and other infrastructure operations. These information technology and telecommunications systems support a variety of functions, including laboratory operations, test validation, sample processing and tracking, quality control, customer service support, research and development activities, and general administrative activities. In addition, our third-party service providers depend upon technology and telecommunications systems provided by outside vendors.
Despite the implementation of preventative and detective security controls, such information technology and telecommunications systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism and war. Failures or significant downtime of our information technology or telecommunications systems, or those used by our third-party service providers, contractors or consultants could prevent us from conducting our comprehensive genomic analyses, preparing and providing reports and data to clinicians, handling customer inquiries, conducting research and development activities, and managing the administrative aspects of our business.
If the information technology systems of our third-party service providers and other contractors and consultants become subject to disruptions, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business, financial condition and results of operations.
Security breaches, loss of data, and other disruptions of our or our third-party service providers’ information technology or telecommunications systems could result in a material disruption of our business and expose us to reputational damage and substantial liability.
In the ordinary course of our business, we and our third-party service providers collect, store and transmit sensitive data, including legally protected health information, personally identifiable information, intellectual property and proprietary business information owned or controlled by us or our customers, payors, and biopharmaceutical collaborators. In addition, we offer online customer-facing portals accessible through public web portals. It is critical that we collect, store and transmit sensitive data in a secure manner to maintain the confidentiality and integrity of such confidential information. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems, and cloud-based data center systems. These applications and related data encompass a wide variety of business-critical information including research and development information, commercial information, and business and financial information.
Although we take measures to protect such information from unauthorized access or disclosure, our information technology and infrastructure, and that of our third-party service providers may be vulnerable to attacks by hackers or malicious software, physical break-ins or breached due to inadvertent or intentional actions by our employees, third-party service providers, and/or other third parties, malfeasance or other disruptions. We also face the ongoing challenge of managing access controls to our information technology systems. If we do not successfully manage these access controls it further exposes us to risk of security breaches or disruptions. Any such security breaches or disruptions could compromise the security or integrity of our networks or result in the loss, misappropriation, and/or unauthorized access, use, modification or disclosure of, or the prevention of access to, sensitive data or confidential information (including trade secrets or other intellectual property, proprietary business information, and personal information). For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our customers or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information. If our or our vendors’ information systems are breached, sensitive data are compromised, surreptitiously modified, rendered inaccessible for any period of time or maliciously made public, or if we fail to make adequate or timely disclosures to the public or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, it could result in significant fines, penalties, orders, sanctions and proceedings or actions against us by governmental bodies or other regulatory authorities, clients or third parties. Any of the foregoing could result in significant legal and financial exposure and reputational damages that could potentially have a material adverse effect on our business, financial condition, results of operations and prospects.
Cyber-attacks are increasing in frequency and evolving in nature. We are at risk of attack by a variety of adversaries, including state-sponsored organizations, organized crime, hackers or “hactivists” (activist hackers), through the use of increasingly sophisticated methods of attack, including long-term, persistent attacks referred to as advanced persistent threats. The techniques used to obtain unauthorized access or sabotage systems include, among other things, computer viruses, malicious or destructive code, ransomware, social engineering attacks (including phishing and impersonation), hacking and denial-of-

service attacks. For example, we have been subject to phishing incidents and we may experience additional incidents in the future. Our systems are also subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper actions by employees, vendors and other third parties with otherwise legitimate access to our systems. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that any security procedures and controls that we or our third-party service providers have implemented will be sufficient to prevent cyber-attacks from occurring. The latency of a compromise is often measured in months, but could be years, and we may not be able to detect a compromise in a timely manner. New techniques may not be identified until they are launched against a target, and we may be unable to anticipate these techniques or detect an incident, assess its severity or impact, react or appropriately respond in a timely manner or implement adequate preventative measures, resulting in potential data loss or other damage to our information technology systems.
As the breadth and complexity of the technologies we use and the software and platforms we develop continue to grow, the potential risk of security breaches and cyber-attacks also increases. Our policies, employee training (including phishing prevention training), procedures and technical safeguards may be insufficient to prevent or detect improper access to confidential, proprietary or sensitive data, including personal data. In addition, the competition for talent in the data privacy and cybersecurity space is intense, and we may be unable to hire, develop or retain suitable talent capable of adequately detecting, mitigating or remediating these risks. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our business.
We have numerous vendors and other third parties who receive personal data from us in connection with the services we offer our clients. In addition, we have migrated certain data, and may increasingly migrate data, to a cloud hosted by third-party vendors. Some of these vendors and third parties also have direct access to our systems. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cyber-attack attributed to our vendors as they relate to the information we share with them. In addition, because we do not control our vendors and our ability to monitor their data security is limited, we cannot ensure the security measures they take will be sufficient to protect confidential, proprietary, or sensitive data, including personal data, or prevent cyber-attackers from gaining access to our infrastructure or data through our vendors or other third parties.
Regardless of whether an actual or perceived cyber-attack is attributable to us or our third-party service providers, such an incident could, among other things, result in improper disclosure of information, harm our reputation and brand, reduce the demand for our products and services, lead to loss of customer confidence in the effectiveness of our security measures, disrupt normal business operations or result in our systems or products and services being unavailable. In addition, it may require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents. The costs related to significant security breaches or disruptions could be material and exceed the limits of any cybersecurity insurance we maintain, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation, regulatory enforcement, indemnity obligations or damages for contract breach, divert the attention of management from the operation of our business and cause us to incur significant costs, any of which could affect our financial condition, operating results and our reputation. Moreover, there could be public announcements regarding any such incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our common stock. In addition, our remediation efforts may not be successful. Any of the foregoing events could have a material adverse effect on our business, financial condition and results of operations.

We are subject to stringent privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and changes in such laws, regulations, policies and contractual obligations could adversely affect our business.
We are subject to numerous state, federal and foreign laws and regulations that govern the collection, transmission, storage, dissemination, use, privacy, confidentiality, security, availability, integrity, and other processing of individually identifiable information. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement actions against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business.
We and our third-party billing and collections provider collect, store, process and transmit sensitive data, including legally protected health information, personally identifiable information, intellectual property and proprietary business information. As we seek to expand our business, we are, and will increasingly become, subject to various laws, regulations and standards, as well as contractual obligations, relating to the collection, use, retention, security, disclosure, transfer and other processing of sensitive and personal information in the jurisdictions in which we operate. In many cases, these laws, regulations and standards apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries and other parties with which we have commercial relationships. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that will materially and adversely affect our business, financial condition and results of operations. The regulatory framework for data privacy, data security and data transfers worldwide is rapidly evolving and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.
There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. These laws and regulations include HIPAA, as amended by HITECH, which establishes a set of national privacy and security standards for the protection of protected health information, or PHI, by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. HIPAA requires covered entities and business associates to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information and ensure the confidentiality, integrity and availability of electronic protected health information. For instance, we offer private cloud-based bioinformatics software to help physicians and laboratories more efficiently use our products. The software maintains security safeguards that are designed to be consistent with HIPAA, as amended by HITECH, but we cannot guarantee that these safeguards will not fail or that they will not be deemed inadequate in the future. In addition, we could be subject to periodic audits for compliance with the HIPAA Privacy and Security Standards by the U.S. Department of Health and Human Services, or HHS and our customers. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims. The United States Office of Civil Rights may impose penalties on a covered entity for a failure to comply with a requirement of HIPAA. Penalties will vary significantly depending on factors such as the date of the violation, whether the covered entity knew or should have known of the failure to comply, or whether the covered entity’s failure to comply was due to willful neglect. These penalties include civil monetary penalties of $100 to $50,000 per violation, up to an annual cap of $1,500,000. However, a single breach incident can result in violations of multiple standards. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and imprisonment up to one year. The criminal penalties increase to $100,000 and up to five years’ imprisonment if the wrongful conduct involves false pretenses, and to $250,000 and up to 10 years’ imprisonment if the wrongful conduct involves the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Furthermore, in the event of a breach as defined by HIPAA, the covered entity has specific reporting requirements under HIPAA regulations. In the event of a significant breach, the reporting requirements could include notification to the general public. Enforcement activity can result in reputational harm, and responses to such enforcement activity can consume significant internal resources. Additionally, if we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and we cannot be sure how these regulations will be interpreted, enforced or applied to our operations.
In addition, many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act of 2018, or the CCPA, which increases privacy rights for California residents and imposes stringent data privacy and security obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The CCPA was amended in September 2018 and November 2019, and it is possible that further amendments will be enacted, but even in its current form it remains unclear how various provisions of the CCPA will be interpreted and enforced. New legislation proposed or enacted in Illinois, Massachusetts, Nevada, New Jersey, New York, Rhode Island, Washington and other states, and a proposed right to privacy amendment to the Vermont Constitution, imposes, or has the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer and otherwise process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we would become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.
Laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information, which impose significant compliance obligations. For example, in the European Economic Area, or the EEA, and the United Kingdom, the collection and use of personal data, including clinical trial data, is governed by the provisions of the General Data Protection Regulation, or the GDPR. The GDPR came into effect in May 2018, superseding the European Union Data Protection Directive, and imposing more stringent data privacy and security requirements on companies in relation to the processing of personal data of EU data subjects. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data, including health data from clinical trials and adverse event reporting. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes data processing penalties and fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by data subjects. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from the EEA or United Kingdom. Guidance on implementation and compliance practices is often updated or otherwise revised. Further, while the United Kingdom enacted the Data Protection Act 2018 in May 2018 that supplements the GDPR and has publicly announced that it will continue to regulate the protection of personal data in the same way post-Brexit for a period of time, Brexit has created uncertainty with regard to the future regulation of data and data protection in the United Kingdom. Other countries also are considering or have passed legislation requiring local storage, processing or security of data, or similar requirements, which could increase the cost and complexity of delivering our products and services.
We make public statements about our use and disclosure of personal information through our privacy policy, information provided on our internet platform and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policy and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us could cause our customers to reduce their use of our products and services and could materially and adversely affect our business, financial condition and results of operations. In many jurisdictions, enforcement actions and consequences for non-compliance can be significant and are rising. In addition, from time to time, concerns may be expressed about whether our products, services or processes compromise the privacy of customers and others. Concerns about our practices with regard to the collection, use, retention, security, disclosure, transfer and other processing of personal information or other privacy-related matters, even if unfounded, could damage our reputation and materially and adversely affect our business, financial condition and results of operations.
Many statutory requirements, both in the United States and abroad, include obligations for companies to notify individuals of security breaches involving certain personal information, which could result from breaches experienced by us or our third-party service providers. For example, laws in all 50 U.S. states and the District of Columbia require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify customers or other counterparties of a security breach. Although we may have contractual protections with our third-party service providers, contractors and consultants, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.
We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of health-related and data protection laws, regulations, standards and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition, these privacy regulations may differ from country to country, and may vary based on whether testing is performed in the United States or in the local country and our operations or business practices may not comply with these regulations in each country.
In addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with customers and have a material and adverse impact on our business.
Our business activities are subject to the FCPA and similar anti-bribery and anti-corruption laws.
Our business activities are subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers who prescribe biopharmaceuticals are employed by their government, and the purchasers of biopharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently, the U.S. Securities and Exchange Commission, or the SEC, and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology companies. There is no certainty that all of our employees, agents, contractors, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.
Our employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.
We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants, and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and non-United States regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We currently have a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and our code of conduct and the other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these actions or investigations.
If we use hazardous materials in a manner that causes injury, we could be liable for damages.
Our activities currently require the use of hazardous chemicals and biohazardous waste, including chemical, biological agents and compounds, blood and bone marrow samples, and other human tissue. We cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling, or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject on an ongoing basis to federal, state, and local laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste services. The cost of compliance with these laws and regulations may become significant and could negatively affect our business, financial condition and results of operations.
We and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting in the past. Any failure to maintain effective internal control over financial reporting could harm us.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles, or GAAP. Under standards established by the United States Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis.
For example, in connection with the audit of the fiscal year ended December 31, 2018, we and our independent registered public accounting firm identified a material weakness in our internal controls over financial reporting related to the accuracy of valuations performed during the year. Specifically, our process to select an outside valuation specialist with the requisite competency and to review the work performed by such specialist was deemed to be not operating effectively. We have taken steps to address this weakness, including hiring a new third-party valuation firm. We have not identified material weaknesses in internal control over financial reporting during 2019. However, neither we nor our independent registered public accounting firm tested the effectiveness of our internal control over financial reporting. We cannot assure you that we will not suffer from other material weaknesses in the future.
Upon completion of this offering, we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of Sarbanes–Oxley Act of 2002, or the Sarbanes–Oxley Act, so that our management can certify as to the effectiveness of our internal controls over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse if a material weakness is identified.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified in the future, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our business, financial condition, and results of operations.
If a clinical trial subject’s informed consent is challenged or proven invalid, unlawful, or otherwise inadequate for our purposes, our product development efforts may be hindered and we could become involved in legal challenges.
We have implemented measures designed to ensure that all clinical data and genomic and other biological samples that we receive from our biopharmaceutical collaborators have been collected from subjects who have provided appropriate informed consent for purposes that extend to our product development activities. We seek to ensure such data and samples are provided to us in a subject de-identified manner. We also implemented measures in an effort to ensure that the subjects from whom the data and samples are collected do not have any proprietary or commercial rights to the data or any discoveries derived from them. Our biopharmaceutical collaborators conduct clinical trials in a number of different countries. The collection of data and samples in many different countries results in complex legal questions regarding the adequacy of informed consent and the status of genomic material under a large number of different legal systems. Therefore, in addition to the measures we have implemented, we rely on our biopharmaceutical and contract laboratories to comply with the subject’s informed consent and with applicable local law and international regulation. The subject’s informed consent obtained in any particular country could be challenged in the future, and those informed consents could prove invalid, unlawful, or otherwise inadequate for our purposes. Any findings against us, or our biopharmaceutical collaborators, could deny us access to or force us to stop using some of our clinical samples, which would hinder our molecular information product development efforts. We could become involved in legal challenges, which could consume our management and financial resources.
Shutdowns of the U.S. federal government could materially impair our business and financial condition.
Development of our planned future products and services and/or regulatory approval may be delayed for reasons beyond our control. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown or budget sequestration occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets, such as through the declaration of effectiveness of registration statements, and obtain necessary capital in order to properly capitalize and continue our operations.
The outbreak of COVID-19 could materially adversely affect our business, financial condition and results of operations.
The recent outbreak of COVID-19 is negatively impacting worldwide economic and commercial activity and financial markets, as well as increasing demand for certain reagents that we use in our products and that are also used in certain COVID-19 test kits. COVID-19 has also resulted in significant business and operational disruptions, including business closures, supply chains disruptions, travel restrictions, stay-at-home orders and limitations on the availability of workforces. The full impact of COVID-19 is unknown and is rapidly evolving. The extent to which COVID-19 negatively impacts our business and operations will depend on the severity, location and duration of the effects and spread of COVID-19, the actions undertaken by national, regional and local governments and health officials to contain the virus or treat its effects, how quickly and to what extent economic conditions improve and normal business and operating conditions resume, and whether the supply of PCR-related reagents will remain sufficient to satisfy market demand and any impact on its pricing .
Risks related to regulatory and reimbursement matters
We intend to seek to market our IVD products for clinical diagnostic use and will be required to obtain regulatory clearance(s) or approval(s). Any such regulatory process would be expensive, time-consuming and uncertain both in timing and in outcome.
Our currently available products are labeled as RUO, and are not intended for diagnostic use. While we have focused initially on the RUO products only, our strategy is to expand our product line to encompass products that are intended to be used as IVDs. Such IVD products will be subject to regulation by the FDA as medical devices, including requirements for regulatory clearance or approval of such products before they can be marketed. Accordingly, we will be required to obtain FDA 510(k) clearance or premarket approval in order to sell our products in a manner consistent with FDA laws and regulations. Such regulatory approval processes or clearances are expensive, time-consuming and uncertain; our efforts may never result in any premarket approval, or PMA, or 510(k) approval or clearance for our products; and failure by us to obtain or comply with such approvals and clearances could have an adverse effect on our business, financial condition or operating results.
If we successfully obtain such approvals, we will be subject to a substantial number of additional requirements for medical devices, including establishment registration, device listing, Quality Systems Regulations, or QSRs, which cover the design, testing, production, control, quality assurance, labeling, packaging, servicing, sterilization (if required), and storage and shipping of medical devices (among other activities), product labeling, advertising, recordkeeping, post-market surveillance, post-approval studies, adverse event reporting, and correction and removal (recall) regulations. We may be required to expend significant resources to ensure ongoing compliance with the FDA regulations and/or take satisfactory corrective action in response to enforcement action, which may have a material adverse effect on the ability to design, develop, and commercialize products using our technology as planned. Failure to comply with these requirements may subject us to a range of enforcement actions, such as warning letters, injunctions, civil monetary penalties, criminal prosecution, recall and/or seizure of products, and revocation of marketing authorization, as well as significant adverse publicity. If we fail to obtain, or experience significant delays in obtaining, regulatory approvals for IVD or other products, such products may not be able to be launched or successfully commercialized in a timely manner, or at all.
Laboratory developed tests, or LDTs, are a subset of IVD tests that are designed, manufactured and used within a single laboratory. The FDA maintains that LDTs are medical devices and has for the most part exercised enforcement discretion for most LDTs. A significant change in the way that the FDA regulates any LDTs that our customers develop using our RUO components could affect our business. If the FDA requires laboratories to undergo premarket review and comply with other applicable FDA requirements in the future, the cost and time required to commercialize an LDT will increase substantially, and may reduce the financial incentive for laboratories to develop LDTs, which could reduce demand for our RUO products.
Our commercial success could be compromised if we do not receive coverage and adequate reimbursement for our products, including STRATAFIDE and PCM, if approved.
We currently generate revenue for our products through our agreements with our customers, including biopharmaceutical companies, academic institutions and molecular labs, who use our products for research purposes. Therefore, the commercial success of our RUO products depends charging our customers reasonable pricing for the RUO products. However, in the future, we intend to generate revenue on our products from several sources, including third-party payors, laboratory services intermediaries, and self-paying individuals. The commercial success of our commercial products, including STRATAFIDE and PCM, if approved, will depend on the extent to which our customers receive coverage and adequate reimbursement from third-party payors, including as managed care organizations and government payors (e.g., Medicare and Medicaid). Coverage and reimbursement by a payor may depend on a number of factors, including a payor’s determination that our commercial products, once approved, are:

•	not experimental or investigational;

•	medically necessary;

•	appropriate for the specific patient;

•	cost-effective;

•	supported by peer-reviewed publications; and

•	included in clinical practice guidelines.
Because there is no uniform policy of coverage and reimbursement in the United States, each payor generally determines for its own enrollees or insured patients whether to cover or otherwise establish a policy to reimburse our genomic tests, and seeking payor approvals is a time-consuming and costly process. We cannot be certain that coverage for our current and our planned future products will be provided in the future by additional payors or that existing agreements, policy decisions or reimbursement levels will remain in place, remain adequate, or be fulfilled under existing terms and provisions. If we cannot obtain coverage and adequate reimbursement from private and governmental payors such as Medicare and Medicaid for our current products or new products that we may develop in the future, demand for our devices may decline or may not grow as we expect, which could limit our ability to generate revenue and have a material adverse effect on our financial condition, results of operations and cash flow. Further, we may experience delays and interruptions in the receipt of payments from payors due to missing documentation and/or other issues, which could cause delay in collecting our revenue.
In addition, the coverage and reimbursement market is ever changing and we are not in control of how our competitors’ coverage and pricing strategies are established. Some of our competitors have widespread brand recognition and substantially greater financial and technical resources and development, production and marketing capabilities than we do. Others may develop lower-priced, less complex tests that payors and physicians could view as functionally equivalent to our products, which could force us to lower the list price of our tests and impact our operating margins and our ability to achieve and maintain profitability. Payors may compare our products to our competitors and utilize them as precedence, which may impact our coverage and/or reimbursement. In addition, technological innovations that result in the creation of enhanced diagnostic tools that are more effective than ours may enable other clinical laboratories, hospitals, physicians or medical providers to provide specialized diagnostic tests similar to ours in a more patient-friendly, efficient or cost-effective manner than is currently possible. If we cannot compete successfully against current or future competitors, we may be unable to increase or create market acceptance and sales of our products, which could prevent us from increasing or sustaining our revenue or achieving or sustaining profitability.
We expect to rely on third parties in conducting a portion of future clinical studies of diagnostic products that may be required by the FDA or other regulatory authorities, and those third parties may not perform satisfactorily.
We do not have the ability to independently conduct clinical trials for drug approvals without a biopharmaceutical partner or other studies that may be required to obtain FDA and other regulatory clearance or approval for future diagnostic products. Accordingly, we expect that we would rely on third parties, such as biopharmaceutical companies, laboratories, clinical investigators, consultants, and collaborators to conduct such studies if needed. Our reliance on these third parties for clinical and other development activities would reduce our control over these activities. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised, we may not be able to obtain regulatory clearance or approval.
Complying with numerous regulations pertaining to our laboratory licensing is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.
We sell our RUO products to CLIA laboratories that validate them for use in their own LDTs. CLIA is a federal law regulating clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. Our own clinical laboratory must be certified under CLIA in order for us to perform testing on human specimens. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. We have a current certificate of accreditation under CLIA to perform high complexity testing, and our laboratory is accredited by CAP, one of six CLIA-approved accreditation organizations. To renew this certificate, we are subject to survey and inspection every two years. Moreover, CLIA and CAP inspectors may make periodic inspections of our clinical laboratory outside of the renewal process. The failure to comply with CLIA or CAP requirements can result in enforcement actions, including the revocation, suspension, or limitation of our CLIA and/or CAP certificate of accreditation, as well as a directed plan of correction, state on-site monitoring, civil money penalties, civil injunctive suit and/or criminal penalties. We must maintain CLIA compliance and certification to be eligible to bill for assays provided to Medicare beneficiaries. If we were to be found out of compliance with CLIA program requirements and subjected to sanctions, our business and reputation could be harmed. Even if it were possible for us to bring our laboratory back into compliance, we could incur significant costs to achieve such compliance in addition to losing revenue during any period in which our laboratory was not operational.
In addition, our laboratory is located in Golden, Colorado and is required by state law to maintain a state laboratory license; as we expand our geographic focus, we may need to obtain laboratory licenses from additional states. In addition, we hold licenses from the states of California, Pennsylvania, Maryland, and Rhode Island to test specimens from patients in those states or received from ordering physicians in those states. Currently, we do not maintain a license necessary to obtain specimens from residents of the state of New York. Other states and foreign jurisdictions may have similar requirements or may adopt similar requirements in the future. Finally, we may be subject to additional regulation in foreign jurisdictions if we seek to expand international distribution of our assays outside the United States.
If we were to lose our CLIA certification or our state laboratory licenses, whether as a result of a revocation, suspension or limitation, we would no longer be able to offer certain services, which would limit our revenues and harm our business. If we were to lose, or fail to obtain, a license in any other state where we are required to hold a license, we would not be able to test specimens from those states. If we were to lose our CAP accreditation, our reputation for quality, as well as our business, financial condition and results of operations, could be significantly and adversely affected.
We are subject to federal and state healthcare fraud and abuse laws and regulations and could face substantial penalties if we are unable to fully comply with such laws.
We are or expect to become subject to health care fraud and abuse regulation and enforcement by both the federal government and the states in which we conduct our business. These health care laws and regulations include, for example:

•
the federal Anti-Kickback Statute, or the AKS, which prohibits, among other things, persons or entities from soliciting, receiving, offering or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in return for or to induce either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or services for which payment may be made under a federal health care program such as the Medicare and Medicaid programs;

•
the federal physician self-referral prohibition, commonly known as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients to providers of “designated health services” with whom the physician or a member of the physician’s immediate family has an ownership interest or compensation arrangement, unless a statutory or regulatory exception applies;

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HIPAA, which established additional federal civil and criminal liability for, among other things, knowingly and willfully executing a scheme to defraud any health care benefit program or making false statements in connection with the delivery of or payment for health care benefits, items or services;

•	HIPAA, as amended by HITECH and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•
federal false claims and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to the federal government;

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the federal Physician Payments Sunshine Act requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, which require certain manufacturers of drugs, devices, biologics and medical supplies to report to the Centers for Medicare and Medicaid Services, or CMS, information related to payments and other transfers of value made to or at the request of covered recipients, such as physicians, as defined by such law, and teaching hospitals, and certain ownership and investment interests held by physicians and their immediate family members;

•
the Stark Law, which prohibits, among other things, physicians who have a financial relationship, including an investment, ownership or compensation relationship with an entity, from referring Medicare patients for designated health services, which include clinical laboratory services, unless an exception applies; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Further, the ACA, among other things, amended the intent requirement of the federal AKS and certain criminal health care fraud statutes. Where the intent requirement has been lowered, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may now assert that a claim including items or services resulting from a violation of the federal AKS constitutes a false or fraudulent claim for purposes of the false claims statutes. Moreover, these laws may change significantly and adversely in the future.
Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including, among others, significant administrative, civil and criminal penalties, damages, fines, disgorgement, imprisonment, integrity oversight and reporting obligations, and exclusion from participation in government funded healthcare programs such as Medicare and Medicaid. Additionally, we could be required to refund payments received by us, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business, financial condition, and results of operations.

Healthcare policy changes may have a material adverse effect on our business, financial condition and results of operations.
The ACA, enacted in March 2010, made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which the ACA may significantly impact our business, the ACA includes: provisions regarding coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures; initiatives to revise Medicare payment methodologies; and initiatives to promote quality indicators in payment methodologies.
On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or Texas District Court Judge, ruled that the entire ACA is invalid based primarily on the fact that the legislation enacted on December 22, 2017, informally known as Tax Cuts and Jobs Act, or the TCJA, repealed the tax-based shared responsibility payment imposed by the ACA, on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the “individual mandate.” Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the Texas District Court Judge’s ruling that that the individual mandate was unconstitutional and remanded the case back to the district court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers and suppliers of 2% per fiscal year, starting in 2013, and, following passage of the Bipartisan Budget Act of 2015, will remain in effect through 2029 unless additional congressional action is taken. The full impact on our business of the ACA and the sequester law is uncertain. Furthermore, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
We cannot predict whether future healthcare initiatives will be implemented at the federal or state level, or how any future legislation or regulation may affect us. The expansion of government’s role in the U.S. healthcare industry as a result of the ACA’s implementation, and changes to the reimbursement amounts paid by Medicare and other payors for our current genomic tests and our planned future genomic tests, may reduce our profits, if any, and have a materially adverse effect on our business, financial condition, results of operations and cash flows. Moreover, Congress has proposed on several occasions to impose a 20% coinsurance payment requirement on patients for clinical laboratory tests reimbursed under the Medicare Clinical Laboratory Fee Schedule, which would require us to bill patients for these amounts and may decrease our testing volume. In the event that Congress were to ever enact such legislation, the cost of billing and collecting for our genomic tests could often exceed the amount actually received from the patient.
Under the Protecting Access to Medicare Act of 2014, or PAMA, which was signed to law in April 2014, clinical laboratories subject to the law must report certain data for the Medicare-covered clinical laboratory tests that they furnish. The reported data must include the payment rate (reflecting all discounts, rebates, coupons and other price concessions) and the volume of each test that was paid by each private payor (including health insurance issuers, group health plans, Medicare Advantage plans and Medicaid managed care organizations). The CMS final rule implementing PAMA was issued June 17, 2016 indicating that data reporting for the new PAMA process would begin in 2017 and, beginning in 2018, the Medicare payment rate for covered clinical laboratory tests, with some exceptions, would be based on the weighted median of the reported private third-party payor payments for the test, as calculated using data collected by applicable laboratories during the specified data collection period and reported to CMS during a specified data reporting period. This revised reimbursement methodology is expected to generally result in relatively lower reimbursement under Medicare for clinical diagnostic lab tests than has been historically available. The reporting period under the PAMA has been delayed until

2021. As a result, data collected during the original data collection period of January 1, 2019 through June 30, 2019 now must be reported between January 1, 2021 and March 31, 2021. Data reporting will thereafter resume on a three year reporting cycle beginning in 2024. The resulting change in reimbursement methodology applicable to our tests may reduce our Medicare reimbursement rate and adversely affect our business, financial condition and results of operations.
We cannot predict the impact changes to these laws or the implementation of, or changes to, any other laws applicable to us in the future may have on our business, financial condition and results of operations.
Payors from whom we receive reimbursement may withdraw or decrease the amount of reimbursement provided for our products at any time in the future.
Our commercial success also depends on our ability to obtain and maintain coverage and adequate reimbursement from those payors that elect not to cover and reimburse our products, withdraw coverage and stop providing reimbursement for our products in the future or may reimburse our products only on a case-by-case basis. Managing reimbursement on a case-by-case basis is time consuming and contributes to an increase in the number of days it takes us to collect accounts receivable and increases our risk of non-payment. Negotiating reimbursement on a case-by-case basis also typically results in the provision of reimbursement at a significant discount to the list price of our products.
Further, even if we obtain written agreements regarding coverage and reimbursement with certain payors, these agreements are not guarantees of indefinite coverage in an adequate amount. For example, these agreements are typically terminable without cause by either party and are typically renewable annually, and the applicable payor could opt against renewal upon expiration. In addition, the terms of certain of our written arrangements may require us to seek pre-approval from the payor or put in place other controls and procedures prior to conducting a test for a customer. To the extent we fail to follow these requirements, we may fail to receive some or all of the reimbursement payments to which we are otherwise entitled. These payors must also conclude that our claim satisfies the applicable contractual criteria. In addition, our written agreements regarding reimbursement with payors may not guarantee us the receipt of reimbursement payments at what we believe to be the applicable contracted rate for each reimbursement claim that we submit to such payors. If payors withdraw coverage for our products or reduce the reimbursement amounts for our products, our ability to generate revenue could be limited, which may have a material adverse effect on our business, financial condition, results of operations, and cash flow.
Changes in tax law could adversely affect our business and could differ materially from the financial statements provided herein.
The rules dealing with U.S. federal, state and local income taxation are constantly under review by the Internal Revenue Service, the U.S. Treasury Department and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, financial condition, results of operations, and cash flow. We urge investors to consult with their legal and tax advisers regarding the implication of potential changes in tax laws on an investment in our common stock.
Certain U.S. state tax authorities may assert that we have a state nexus and seek to impose state and local income taxes which could adversely affect our results of operations.
We currently file state income tax returns in certain states. There is a risk that certain state tax authorities where we do not currently file a state income tax return could assert that we are liable for state and local income taxes based upon income or gross receipts allocable to such states. States are becoming increasingly aggressive in asserting a nexus for state income tax purposes. We could be subject to state and local taxation, including penalties and interest attributable to prior periods, if a state tax authority in which we do not currently file a state income tax return successfully asserts that our activities give rise to a taxable nexus. Such tax assessments, penalties and interest may adversely affect our results of operations.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
As of December 31, 2019, we had federal and state net operating loss carryforwards of approximately $56.4 million due to prior period losses, some of which, if not utilized, will begin to expire in 2034 for federal and state purposes. Our federal research and development tax credits are approximately $0.9 million. The federal research and development tax credits will expire in 2035 if not utilized. These net operating loss and research tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability.
Under the TCJA, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. It is uncertain if and to what extent various states will conform to the TCJA. In addition, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period), the corporation’s ability to use its pre-change net operating losses and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. We have not completed an analysis to determine whether any such limitations have been already triggered. We may also experience ownership changes as a result of this offering or future issuances of our stock or as a result of subsequent shifts in our stock ownership, some of which are outside our control. Therefore, as a result of ownership changes with respect to our common stock, our ability to use our current net operating losses and other pre-change tax attributes to offset post-change taxable income or taxes could be subject to limitation. We will be unable to use our net operating losses if we do not attain profitability sufficient to offset our available net operating losses prior to their expiration.
Risks related to our intellectual property
We are currently, and may be in the future, subject to claims against us alleging that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, the outcome of which could have a material adverse effect on our business.
Our commercial success depends in part upon our ability to develop, manufacture, market and sell our products and services and use our technology without infringing, misappropriating or otherwise violating the patents or other intellectual property or proprietary rights of third parties. Litigation relating to infringement, misappropriation or other violations of patents and other intellectual property rights in biotechnology industry is common, including patent infringement lawsuits, trade secret lawsuits, interferences, oppositions, and inter-partes review, post-grant review and reexamination proceedings before the United States Patent and Trademark Office, or the USPTO, and corresponding international patent offices. The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In addition, many companies in intellectual property-dependent industries, including the biotechnology industry, have employed intellectual property litigation as a means to gain an advantage over their competitors. Numerous United States, EU and other internationally issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing and commercializing nucleic acid preparative and analytical technology, and as the biotechnology industry expands and more patents are issued, the risk increases that our products, services and technology may be subject to intellectual property related claims by third parties. There are many issued and pending patents that claim aspects of oligonucleotide chemistry and modifications that we may need to apply to our therapeutic candidates. There are also many issued patents that claim targeting genes or portions of genes that may be relevant for nucleic acid preparative and analytical methods that we wish to develop. Thus, it is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we may be unable to develop, manufacture, market, sell and commercialize products or services or perform research and development or other activities covered by these patents.
For example, as described above, Natera, one of our competitors, has filed suit against us alleging that our AMP chemistry and our existing products (including STRATAFIDE, PCM, LiquidPlex, ArcherMET, FusionPlex and VariantPlex) infringe the Natera Asserted Patents. If we are found to infringe any of the Natera Asserted Patents, it would have a material adverse effect on our business. For information regarding our litigation with Natera, please see “Risk Factors—Risks Related to Our Business—One of our competitors has alleged that our Anchored Multiplex PCR, or AMP, chemistry and products using AMP are infringing on its intellectual property, and we may be required to redesign our technology, obtain a license, cease using our AMP chemistry altogether and/or pay significant damages, among other consequences, any of which would have a material adverse effect on our business, financial condition and results of operations.”
In the future, we may also be subject to third-party claims and similar adversarial proceedings or litigation regarding any infringement, misappropriation or other violation by us of patent or other intellectual property rights of third parties. If any such claim or proceeding is brought against us, our collaborators or our third-party service providers, our development, manufacturing, marketing, sales and other commercialization activities could be similarly adversely affected. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. A court of competent jurisdiction could hold that third party patents asserted against us are valid, enforceable, and infringed, which could materially and adversely affect our ability to develop, manufacture, market, sell and commercialize any of our products or services. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe any third party’s patents or other intellectual property rights, and we are unsuccessful in demonstrating that such patents or other intellectual property are invalid or unenforceable, we could be required to obtain a license from such third party to continue developing, manufacturing, marketing, selling and commercializing our products and services. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, which would give our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing, royalty and other payments. We also could be forced, including by court order, to cease developing, manufacturing, marketing, selling and commercializing the infringing product or technology. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations, and prospects.
Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. In addition, if the breadth or strength of protection provided by the patents and patent applications we own or in-license is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future technology. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays or prohibit us from manufacturing, marketing, selling or otherwise commercializing our products, services and technology.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or commercialization activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Uncertainties resulting from patent and other intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace, our ability to raise additional funds, and could otherwise have a material adverse effect on our business, financial condition, results of operations, and prospects.
We are currently, and may be in the future, involved in lawsuits to defend or enforce our patents and proprietary rights. Such disputes could result in substantial costs or loss of productivity, delay or prevent the development and commercialization of our technology, products and services, prohibit our use of proprietary technology or sale of nucleic acid preparative and analytical methods and related products or services, or put our patents and other proprietary rights at risk.
Competitors and other third parties may infringe, misappropriate or otherwise violate our patents and intellectual property rights or the patents and intellectual property rights of our licensors. The enforcement of such claims can be expensive and time consuming. In an infringement proceeding, a court may decide that a patent owned or in-licensed by us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our owned and in-licensed patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated or interpreted narrowly.
For example, in July 2018, we and the General Hospital Corporation d/b/a Massachusetts General Hospital, which we refer to as MGH, filed a lawsuit in the United States District Court for the District of Delaware against QIAGEN Sciences LLC and several of its affiliates, as well as a named QIAGEN executive, for, among other things, infringement of U.S. Patent No. 10,017,810, or the ’810 Patent, and trade secret misappropriation and related tort claims. We are seeking damages and a permanent injunction. In October 2019, we amended our complaint to allege infringement of both the ’810 Patent and U.S. Patent No. 10,450,597, or the ’597 Patent. The defendants have asserted defenses that, among other things, the ’810 Patent and ’597 Patent are not infringed and are invalid. The parties are currently conducting fact discovery, and a jury trial is scheduled to begin in May 2021. For more information regarding this litigation, please see “Business—Legal proceedings.” Should the court rule that any or all of the claims of the ’810 Patent and ’597 Patent are not infringed or invalid, such a ruling could limit our ability to stop others from using or commercializing similar or identical nucleic acid preparative and analytical methods as those used by us, as well as similar or identical products and services provided by us, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
If we were to initiate other legal proceedings against any other third party to enforce a patent covering our technology, the defendant could assert that our patent is invalid or unenforceable. In patent litigation in the United States and Europe, defendants alleging invalidity or unenforceability are common. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness, lack of written description or non-enablement. Third parties might allege unenforceability of our patents because during prosecution of the patent an individual connected with such prosecution withheld relevant information, or made a misleading statement. Third parties may also raise challenges to the validity of our patent claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our technology or products. The outcome of proceedings involving assertions of invalidity and unenforceability, including during patent litigation, is unpredictable. With respect to the validity of patents, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution, but that an adverse third party may identify and submit in support of such assertions of invalidity. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technology. Such a loss of patent protection could have a material adverse effect on our business. Our patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or commercialization activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Uncertainties resulting from patent and other intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace, our ability to raise additional funds, and could otherwise have a material adverse effect on our business, financial condition, results of operations, and prospects.
If we are not able to obtain, maintain, defend or enforce patent and other intellectual property protection for our nucleic acid preparative and analytical methods or related products or services, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products, services and technology similar or identical to ours, which could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.
Our success depends in part on our ability to obtain, maintain, defend and enforce patents and other forms of intellectual property rights, including in-licenses of intellectual property rights of others, for our nucleic acid preparative and analytical methods or related products or services, as well as our ability to preserve our trade secrets, to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property and proprietary rights. Our ability to protect our nucleic acid preparative and analytical methods and related products or services from unauthorized use by third parties depends on the extent to which valid and enforceable patents cover them or they are effectively protected as trade secrets. Although we have rights to issued patents that relate to aspects of our AMP chemistry, other aspects of our patent portfolio are in earlier stages of prosecution, and we do not own or license any issued patents related to other aspects of our products and technology, including our instruments and techniques. For information regarding our patent portfolio, please see “Business—Intellectual property.” The patent position of biotechnology companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. There can be no assurance that our patent rights will not be invalidated or held to be unenforceable, will adequately protect our technology, products or services or provide any competitive advantage, or that any of our pending or future patent applications will issue as valid and enforceable patents. Our ability to obtain and maintain patent protection for our nucleic acid preparative and analytical methods and related products or services is uncertain due to a number of factors, including that:

•	we or our licensors may not have been the first to invent the technology covered by our pending patent applications or issued patents;

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we or our licensors may not be the first to file all patent applications covering our nucleic acid preparative and analytical methods or related products or services, as patent applications in the United States and most other countries are confidential for a period of time after filing;

•	our methods and related products may not be patentable;

•	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

•	any or all of our pending patent applications may not result in issued patents;

•	others may independently develop identical, similar or alternative technologies;

•	others may design around our patent claims to produce competitive technologies or methods or products that fall outside of the scope of our patents;

•	we may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection;

•	we may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;

•	any patents issued to us may not provide a basis for commercially viable methods or products, may not provide any competitive advantages or may be successfully challenged by third parties;

•	a third party may challenge our patents and, if challenged, a court may not hold that our patents are valid, enforceable and infringed;

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a third party may challenge our patents in various patent offices and, if challenged, we may be compelled to limit the scope of our allowed or granted claims or lose the allowed or granted claims altogether;

•	the patents of others could harm our business;

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our competitors could conduct research and development activities in countries where we will not have enforceable patent rights and then use the information learned from such activities to develop competitive methods or products for sale in our major commercial markets; and

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the growing scientific and patent literature relating to nucleotide analysis, including our own patents and publications, may make it increasingly difficult or impossible to patent new nucleic acid preparative and analytical methods and related products or services in the future.

Even if we have or obtain patents covering our nucleic acid preparative and analytical methods and related products or services, we may still be barred from making, using and selling such methods, products, or services because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions, products or methods that are similar or identical to ours, which could materially affect our ability to successfully develop our technology or to successfully commercialize any approved assays alone or with collaborators. Patent applications in the U.S. and elsewhere are generally published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our nucleic acid preparative and analytical methods and related products or services could have been filed by others without our knowledge. Additionally, pending claims in patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies or related products and services. These patent applications may have priority over patent applications filed by us.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to third party pre-issuance submissions of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our products, services and technology and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products or provide services without infringing third-party patent rights. Moreover, we, or our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical products, services and technology, or limit the duration of the patent protection of our products, services and technology. Such proceedings also may result in substantial cost and require significant time from our employees and management, even if the eventual outcome is favorable to us.
Furthermore, we cannot guarantee that any patents will be issued from any of our pending or future patent applications. The standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology patents. As such, we do not know the degree of future protection that we will have on our proprietary products, services and technology. Thus, even if our patent applications issue as patents, they may not issue in a form that will provide us with meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. While we will endeavor to protect our technology with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive and sometimes unpredictable.
In addition, third parties may be able to develop technology that is similar to, or better than, ours in a way that is not covered by the claims of our patents, or may have blocking patents that could prevent us from marketing our products or practicing our own patented technology. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed and the life of a patent, and the protection it affords, is limited. Without patent protection for current or future methods and related products and services, we may face competing technology. Given the amount of time required for the development and testing, and regulatory review where necessary, patents protecting such technology might expire before or shortly after such technology is commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing technology similar or identical to that we or our collaborators may develop.
Moreover, certain of our patents and patent applications are, and others may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent applications, such co-owners may be able to use or license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our business, financial conditions, results of operations, and prospects.
We license patent rights from third-party owners. If such owners do not properly or successfully obtain, maintain or enforce the patents underlying such licenses, or if they retain or license to others any competing rights, our competitive position and business prospects may be adversely affected. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our relationships with our licensors, we could lose license rights that are important to our business.
We do not solely own any issued patents. Therefore, we do, and will continue to, rely on intellectual property rights licensed from third parties to protect our technology, including licenses that give us rights to third-party intellectual property that is necessary or useful for our business. For example, we are dependent on a license from MGH for certain patent rights related to our AMP technology. If our license agreement with MGH were to terminate for any reason, we may be required to cease the development, manufacturing, marketing, selling and commercialization of our AMP technology and our products and services. For more information regarding this license agreement, please see “Business—Intellectual property.”
We also may license additional third-party intellectual property in the future. Our success will depend in part on the ability of our licensors to obtain, maintain, protect and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications licensed to us. Even if patents issue or are granted, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue litigation less aggressively than we would. Further, we may not obtain exclusive rights, which would allow for third parties to develop competing products. Without protection for, or exclusive right to, the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.
Our existing license agreements, including our license agreement with MGH, impose, and we expect that future license agreements will impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement, and other obligations on us. If we breach any of these obligations, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to commercialize any nucleic acid preparative and analytical methods and related products or services that are covered by these agreements, which could materially adversely affect the value of any such technology and our business. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future assays or products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in the assays, products and services that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize assays, products and services, we may be unable to achieve or maintain profitability.
We may need to outsource and rely on third parties for aspects of the development, sales and marketing of any assays and products covered under our current and future license agreements. Delay or failure by these third parties could adversely affect the continuation of our license agreements with our licensors. If we fail to comply with any of our obligations under these agreements, or we are subject to a bankruptcy, our licensors may have the right to terminate the license, in which event we would not be able to market any assays or products covered by the license.
In addition, disputes may arise under our license agreements, including regarding the payment of the royalties or other payments due to licensors in connection with our exploitation of the rights we license from them. For example, licensors may contest the basis of royalties we retained and claim that we are obligated to make payments under a broader basis. In addition to the costs of any litigation we may face as a result, any legal action against us could increase our payment obligations under the respective agreement and require us to pay interest and potentially damages to such licensors.
In some cases, patent prosecution of our licensed technology is controlled solely by the licensor. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, and maintained in a manner consistent with the best interests of our business. If such licensor fails to obtain and maintain patent or other protection for the proprietary intellectual property we license from such licensor, we could lose our rights to such intellectual property or the exclusivity of such rights, and our competitors could market competing technology using such intellectual property. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we or our collaborators may be unable to develop or commercialize the affected technology, which could harm our business significantly. Our license agreements also limit the exclusive and non-exclusive rights granted to us to use the licensed intellectual property and technology to a particular field of use. As a result, we may not be able to prevent competitors from developing and commercializing products and technology that may use this technology in other fields of use.
Disputes may arise regarding intellectual property subject to a license agreement, including those relating to:

•	the scope of rights, if any, granted under the license agreement and other interpretation-related issues;

•	the amounts of royalties, milestones or other payments due under the license agreement;

•	whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the license agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the creation or use of intellectual property by our licensors and by us and our collaborators; and

•	the priority of invention of patented technology.
The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Such disputes may be costly to resolve and may divert management’s attention away from day-to-day activities. If disputes over intellectual property that we have licensed from third parties prevent or impair our ability to maintain our licensing arrangements on acceptable terms, we or our collaborators may be unable to successfully develop and commercialize the affected technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Obtaining and maintaining a patent portfolio entails significant expense, including periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and patent applications. These expenditures can be at numerous stages of prosecuting patent applications and over the lifetime of maintaining and enforcing issued patents. We may or may not choose to pursue or maintain protection for particular intellectual property in our portfolio. If we choose to forgo patent protection or to allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Furthermore, we employ reputable law firms and other professionals to help us comply with the various procedural, documentary, fee payment and other similar provisions we are subject to and, in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.
Legal action that may be required to enforce our patent rights can be expensive and may involve the diversion of significant management time. There can be no assurance that we will have sufficient financial or other resources to file and pursue infringement claims, which typically last for years before they are concluded. In addition, these legal actions could be unsuccessful and result in the invalidation of our patents, a finding that they are unenforceable or a requirement that we enter into a licensing agreement with or pay monies to a third party for use of technology covered by our patents. We may or may not choose to pursue litigation or other actions against those that have infringed on our patents, or have used them without authorization, due to the associated expense and time commitment of monitoring these activities. If we fail to successfully protect or enforce our intellectual property rights, our competitive position could suffer, which could harm our results of operations.
We may not be successful in obtaining necessary rights to any product candidates we may develop through acquisitions and in-licenses.
We currently have rights to intellectual property, through licenses from third parties, to identify and develop product candidates. Many pharmaceutical companies, biotechnology companies, and academic institutions are competing with us and filing patent applications potentially relevant to our business. In order to avoid infringing these third party patents, we may find it necessary or prudent to obtain licenses from such third party intellectual property holders. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes, or other intellectual property rights from third parties that we identify as necessary for our business. The licensing or acquisition of third party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Some of our intellectual property has been discovered through government funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies, and compliance with such regulations may limit our exclusive rights and our ability to contract with non-U.S. manufacturers.
Our intellectual property rights may be subject to a reservation of rights by one or more third parties. For example, certain intellectual property rights that we have licensed from MGH have been generated through the use of U.S. government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in our current or future processes and related products and services pursuant to the Bayh-Dole Act of 1980, or the Bayh-Dole Act. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has what are referred to as “march-in rights” to, under certain limited circumstances, require the licensor to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third party if it determines that (1) adequate steps have not been taken to commercialize the invention and achieve practical application of the government-funded technology, (2) government action is necessary to meet public health or safety needs, (3) government action is necessary to meet requirements for public use under federal regulations or (4) we fail to meet requirements of federal regulations. The U.S. government also has the right to take title to these inventions if we or our licensors fail to disclose the invention to the government or fail to file an application to register the intellectual property within specified time limits. These rights may permit the government to disclose our confidential information to third parties. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. To the extent any of our future owned or licensed intellectual property is also generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply. Any exercise by the government of such rights could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.
Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.
There are numerous recent changes to the patent laws and proposed changes to the rules of the USPTO which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the Leahy-Smith America Invents Act, or the AIA, enacted in September 2011, resulted in significant changes to the U.S. patent system. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. Circumstances could prevent us from promptly filing patent applications on our inventions.
The AIA provided opportunities for third parties to challenge any issued patent in the USPTO. Those provisions apply to all of our U.S. patents, regardless of when issued. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. These provisions could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents.
In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, some of which either narrow the scope of patent protection available in certain circumstances or weaken the rights of patent owners in certain situations. For example, the 2013 decision by the U.S. Supreme Court in Association for Molecular Pathology v. Myriad Genetics, Inc. precludes a claim to a nucleic acid having a stated nucleotide sequence which is identical to a sequence found in nature and unmodified. We currently are not aware of an immediate impact of this decision on our patents or patent applications because we are developing nucleic acid products that are not found in nature. However, this decision has yet to be clearly interpreted by courts and by the USPTO. We cannot assure you that the interpretations of this decision or subsequent rulings will not adversely impact our patents or patent applications. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing U.S. patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution, but the complexity and uncertainty of European patent laws has also increased in recent years. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business.

In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use our discoveries or to develop and commercialize our technology without providing any compensation to us, or may limit the scope of patent protection that we are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws, and those countries may lack adequate rules and procedures for defending our intellectual property rights.
If the patent applications we hold or have in-licensed with respect to our current and future technology fail to issue, if the validity, breadth or strength of protection of our patent rights is threatened, or if such patent rights fail to provide meaningful exclusivity for our methods and related products that we or our collaborators may develop, it could dissuade companies from collaborating with us, encourage competitors to develop competing technology and threaten our or our collaborators’ ability to commercialize future nucleic acid preparative and analytical methods and related products or services. Any such outcome could have a material adverse effect on our business.
We will not seek to protect our intellectual property rights in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.
Filing, prosecuting and defending patents in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In-licensing patents covering our technology in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we do pursue patent protection, or from selling or importing our technology in and into the United States or other jurisdictions.
We generally apply for patents in those countries where we intend to make, have made, use, offer for sale or sell nucleic acid preparative and analytical methods and related products or services and where we assess the risk of infringement to justify the cost of seeking patent protection. However, we may not seek protection in all countries where we will commercialize our products and services and we may not accurately predict all the countries where patent protection would ultimately be desirable. If we fail to timely file a patent application in any such country or major market, we may be precluded from doing so at a later date. Competitors may use our technology in jurisdictions where we do not pursue and obtain patent protection to develop their own assays and products and may export otherwise infringing assays and products to territories where we have patent protection, but where our ability to enforce our patent rights is not as strong as in the United States. These assays and products may compete with technologies that we or our collaborators may develop, and our patents or other intellectual property rights may not be effective or sufficient to prevent such competition.
The laws of some other countries do not protect intellectual property rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. As a result, many companies have encountered significant difficulties in protecting and defending intellectual property rights in certain jurisdictions outside the United States. Such issues may make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many other countries, including countries in the EU, have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents and could limit our potential revenue opportunities. Accordingly, our and our licensors’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.
Furthermore, proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, subject our patents to the risk of being invalidated or interpreted narrowly, subject our patent applications to the risk of not issuing or provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded to us, if any, may not be commercially meaningful, while the damages and other remedies we may be ordered to pay such third parties may be significant. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to seeking patent protection for certain aspects of our technology, we also consider trade secrets, including confidential and unpatented know-how, important to the maintenance of our competitive position. We protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, or CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes or that the assignment agreements that have been entered into are self-executing. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, or claim ownership in intellectual property that we believe is owned by us. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in the U.S. and certain foreign jurisdictions are less willing or unwilling to protect trade secrets.
Moreover, our competitors or other third parties may independently develop knowledge, methods and know-how equivalent to our trade secrets or seek to reverse engineer our technology for which we do not have patent protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third parties, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.
We are also subject both in the U.S. and outside the U.S. to various regulatory schemes regarding requests for the information we provide to regulatory authorities, which may include, in whole or in part, trade secrets or confidential commercial information. While we are likely to be notified in advance of any disclosure of such information and would likely object to such disclosure, there can be no assurance that our challenge to the request would be successful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed trade secrets or other confidential information of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.
Many of our employees, consultants, and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.
If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Any trademark litigation could be expensive. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential collaborators or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.
Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products or provide our services, and subject us to possible litigation.
A portion of the products or technologies licensed, developed or distributed by us incorporate so-called “open source” software and we may incorporate open source software into other products or technologies in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Some open source licenses contain requirements that we disclose source code for modifications we make to the open source software and that we license such modifications to third parties at no cost. In some circumstances, distribution of our software in connection with open source software could require that we disclose and license some or all of our proprietary code in that software as well as distribute our products that use particular open source software at no cost to the user. We monitor our use of open source software in an effort to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code, however, there can be no assurance that such efforts will be successful. Open source license terms are often ambiguous and such use could inadvertently occur. There is little legal precedent governing the interpretation of many of the terms of certain of these licenses, and the potential impact of these terms on our business may result in unanticipated obligations regarding our products and technologies. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our products. In addition, if we combine our proprietary software with open source software in certain ways, under some open source licenses we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products and services that are similar to or better than ours and otherwise have a material adverse effect on our business.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products or provide services that are similar to ours but that are not protected by our intellectual property;

•	we or our licensors might not have been the first to make the inventions covered by our patents;

•	we or our licensors might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications or those that we may own in the future will not lead to issued patents;

•	issued patents for which we have rights may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•
our competitors might conduct activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products and services in our commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we or our licensors may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Risks related to our financial condition and capital requirements
We may need to raise additional capital to fund our existing operations, further develop our genetic analysis platform, commercialize new products and services, and expand our operations.
We may seek to sell common or preferred equity or convertible debt securities, enter into another credit facility or another form of third-party funding, or seek other debt financing. We may also need to raise capital sooner or in larger amounts than currently anticipated for numerous reasons, including because of lower demand for our products and services as a result of failure to obtain regulatory approvals for our IVD and companion diagnostics, or if such approvals are obtained, lower than currently expected rates of reimbursement from commercial third-party payors or government payors or other risks described in this prospectus.

We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities, or for other reasons, including to:

•	increase our sales and marketing efforts to facilitate market adoption of our services and address competitive developments;

•	fund development and marketing efforts of any future services;

•	further expand our laboratory operations domestically and outside the United States;

•	expand our technologies into other types of cancers;

•	acquire, license or invest in technologies, including information technologies;

•	acquire or invest in complementary businesses or assets; and

•	finance capital expenditures and general and administrative expenses.
Our present and future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth;

•	our ability to secure domestic and international regulatory approval for our products;

•	our rate of progress in establishing reimbursement arrangements for our approved products, if any, with domestic and international commercial third-party payors and government payors;

•	the cost of expanding our laboratory operations and offerings, including our sales and marketing efforts;

•	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of and reimbursement for our services;

•	our rate of progress in, and cost of research and development activities associated with, services in research and early development;

•	the effect of competing technological and market developments;

•	costs related to international expansion; and

•	the potential cost of and delays in research and development as a result of any regulatory oversight applicable to our services.
The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, our stockholders’ ownership interests will be diluted. Any equity securities we issue could also provide for rights, preferences, or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences, and privileges senior to those of holders of our common stock. If we raise funds through borrowings pursuant to a credit agreement, the incurrence of such indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and acquire or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business. If we raise funds through collaborations and alliances and licensing arrangements, we might be required to relinquish significant rights to our genomics platform, technologies or services, or grant licenses on terms that are unfavorable to us.
Additional equity or debt financing might not be available on reasonable terms, if at all. If we cannot secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more research and development programs or sales and marketing initiatives. In addition, we may have to work with a partner on one or more of our development programs, which could lower the economic value of those programs to us.

Lastly, if we are unable to obtain the requisite amount of financing needed to fund our planned operations, it could have a material adverse effect on our business and ability to continue operating as a going concern.
Our Credit Agreement with Perceptive Credit contains restrictions that limit our flexibility in operating our business.
In May 2019, we entered into a credit agreement and guaranty, or the Credit Agreement, with Perceptive Credit Holdings II, LP, or Perceptive Credit, an affiliate of Perceptive Life Sciences Master Fund LTD, or Perceptive Life. The Credit Agreement provides for a $30 million senior secured term loan and a $15 million senior secured delayed draw loan facility, or the Delayed Draw Loan Facility. The Credit Agreement is guaranteed by all of our subsidiaries (other than immaterial foreign subsidiaries) and is secured by a lien on substantially all of our and our subsidiaries assets, including, but not limited to, shares of our subsidiaries, our current and future intellectual property, insurance, trade and intercompany receivables, inventory and equipment and contract rights. The Credit Agreement requires us to meet specified minimum cash and revenue requirements, as described below, and contains various affirmative and negative covenants that limit our ability to engage in specified types of transactions. These covenants, which are subject to customary exceptions, limit our ability to, among other things:

•	sell, lease, transfer or otherwise dispose of certain assets;

•	acquire another company or business or enter into a merger or similar transaction with third parties;

•	incur additional indebtedness;

•	make investments;

•	enter into inbound and outbound licenses of intellectual property;

•	encumber or permit liens on certain assets; and

•	pay dividends and make other restricted payments with respect to our common stock.
In addition, we are required to deposit into controlled accounts all cash or other payments received in respect of any and all of our accounts receivable or any other contract or right and interest, and, at all times, to maintain a minimum aggregate balance of $3 million in cash in one or more such controlled accounts. These accounts are required to be maintained as cash collateral accounts securing our obligations under the Credit Agreement. Until such obligations have been discharged, our ability to use cash amounts held in these controlled accounts in the operation of our business will be limited.
The Credit Agreement also requires us to maintain certain revenue requirements. As of the last day of each fiscal quarter, we must have received recurring revenue for the twelve consecutive previous months of at least $38,710,000, as of March 31, 2020, increasing quarterly to $102,628,000 as of March 31, 2023:
Our ability to draw on the Delayed Draw Loan Facility is contingent on our compliance with the covenants described above and certain other covenants, as well as our achievement of designated revenue milestones. These milestones include, for any period of twelve consecutive months ending no later than June 30, 2020, generating at least $48,000,000 in revenue. The inability to draw on the Delayed Draw Loan Facility may adversely affect our performance and results of operations.
Our board of directors or management team could believe that taking any one of these actions would be in our best interests and the best interests of our stockholders. As such, if we are unable to complete any of these actions because Perceptive Credit does not provide its consent, it could adversely impact our business, financial condition, and results of operations. In the event of a default, including, among other things, our failure to make any payment when due or our failure to comply with any provision of the Credit Agreement, subject to customary grace periods, Perceptive Credit could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we are unable to repay those amounts, Perceptive Credit could proceed against the collateral granted to them to secure such indebtedness, which could have a material adverse effect on our business, financial condition, and results of operations.
Perceptive Credit’s interests as a lender may not always be aligned with our interests or with Perceptive Life’s interests as a stockholder. If our interests come into conflict with those of Perceptive Credit, including in the event of a default under the Credit Agreement, Perceptive Credit may choose to act in its self-interest, which could adversely affect the success of our current and future collaborative efforts with Perceptive Life.
Additionally, if we draw on the Delayed Draw Loan Facility, we will be required to issue and deliver to Perceptive Credit a warrant entitling it to purchase up to 323,334 fully paid and nonassessable shares of Series B Preferred Stock at $4.82 per share, the original issue price of the Series B Preferred Stock. We refer to this warrant as the Delayed Draw Warrant. The Delayed Draw Warrant expires May 10, 2026. Upon exercise of the Delayed Draw Warrant, our stockholders, including investors who purchase shares of common stock in this offering, will experience additional dilution. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources”.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.
The preparation of our financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. For example, in connection with the revenue accounting standard, ASC 606, management makes judgments and assumptions based on our interpretation of the new standard. The revenue standard is principle-based and interpretation of those principles may vary from company to company based on their unique circumstances. It is possible that interpretation, industry practice and guidance may evolve as we apply the standard. If our assumptions underlying our estimates and judgments relating to our critical accounting policies change or if actual circumstances differ from our assumptions, estimates or judgments, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.
Risks related to our common stock and the offering
Our stock price may be volatile, and the value of our common stock may decline.
The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated fluctuations in our financial condition or results of operations;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the pricing of our products and services;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our products and services;

•	the results of our clinical trials;

•	announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

•	significant data breaches of our company, providers, vendors or pharmacies;

•	our involvement in litigation;

•	future sales of our common stock by us or our stockholders, as well as the anticipation of lock-up releases;

•	changes in senior management or key personnel;

•	negative publicity, such as whistleblower complaints or unsupported allegations made by short sellers, about us or our products or services;

•	the trading volume of our common stock;

•	changes in investor perceptions of us or our industry;

•	changes in the anticipated future size and growth rate of our market;

•	general economic, political, regulatory, industry, and market conditions; and

•	natural disasters or major catastrophic events.
These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In recent years, stock markets in general, and the market for life science technology companies in particular (including companies in the genomics, biotechnology, diagnostics and related sectors), have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.
Prior to this offering, there has been no public market for shares of our common stock and an active trading market for our common stock may never develop or be sustained.
No public market for our common stock currently exists. An active public trading market for our common stock may not develop following the completion of this offering, or if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price of shares of our common stock has been determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.
Sales of a substantial number of shares of our common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.
All of our directors and officers and the holders of substantially all of our capital stock and securities convertible into our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for 180 days from the date of this prospectus. These lock-up agreements limit the number of shares of capital stock that may be sold immediately following this offering. Subject to certain limitations, substantially all of these shares will become eligible for sale upon expiration of the 180-day lock-up period. J.P. Morgan Securities LLC and BofA Securities, Inc. may, in their sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.
In addition, there were 5,934,336 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2020. We intend to register all of the shares of common stock issuable upon exercise of such outstanding options or other equity incentives we may grant in the future, for public resale under the Securities Act of 1933, as amended, or the Securities Act. The shares of common stock will become eligible for sale in the public market to the extent such options are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.
Further, based on shares outstanding as of March 31, 2020, holders of approximately               shares, or               % of our capital stock after the completion of this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.
There are also 1,076,633 shares of Series A Preferred Stock issuable in connection with the Baby Genes Merger Agreement, as well as 646,667 and 323,334 shares of Series B Preferred Stock issuable in connection with the Series B Warrant and, if issued, the Delayed Draw Warrant, respectively. The issuance of shares in connection with the issuance of the Delayed Draw Date Warrant and any subsequent issuance could depress the market price of our common stock.
We are unable to predict the effect that such issuances and/or sales may have on the prevailing market price of our common stock.
If you purchase shares of common stock in this offering, you will experience immediate and substantial dilution in your investment. You will experience further dilution if we issue additional equity or equity-linked securities in the future.
The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our common stock in this offering, you will suffer immediate dilution of $               per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of          shares of common stock in this offering and an anticipated public offering price of $               per share, the midpoint of the price range set forth on the cover page of this prospectus. See the section titled “Dilution.”
If we issue additional shares of common stock, or securities convertible into or exchangeable or exercisable for shares of common stock, our stockholders, including investors who purchase shares of common stock in this offering, will experience additional dilution, and any such issuances may result in downward pressure on the price of our common stock.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company”, as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted by SEC rules and plan to rely on exemptions from certain disclosure requirements that are applicable to other SEC-registered public companies that are not emerging growth companies.
These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes–Oxley Act, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different from the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
We do not expect to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.
You should not rely on an investment in our common stock to provide dividend income. We have never declared or paid cash dividends on our capital stock, and we do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain all available funds and future earnings to fund the development and expansion of our business. In addition, our Credit Agreement with Perceptive Credit contains, and any future credit facility or financing we obtain may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.
If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our common stock, the price of our common stock could decline.
The trading market for our common stock will rely in part on the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or securities analysts. If no or few analysts commence coverage of us, the trading price of our common stock could decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our common stock, the price of our common stock could decline. If one or more of these analysts cease to cover our common stock, we could lose visibility in the market for our common stock, which in turn could cause the price of our common stock to decline.
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.
As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an emerging growth company. The Sarbanes–Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market, or Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time- consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the United States government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.
Our management and principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.
As of December 31, 2019, our executive officers, directors and five percent or greater stockholders and their respective affiliates, beneficially own, in the aggregate, approximately               % of our outstanding common stock, assuming the conversion of all our outstanding convertible preferred stock. Upon the closing of this offering, assuming that we sell the number of shares reflected on the cover page of this prospectus, that same group will beneficially own, in the aggregate, approximately               % of our outstanding common stock. As a result, after this offering, these stockholders, if they act together, will be able to exercise considerable influence over matters requiring stockholder approval, including the election of directors, amendments of our organizational documents and approval of any merger, sale of substantially all our assets or other significant corporate transactions. This concentration of ownership may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you or other stockholders may feel are in your or their best interest as one of our stockholders.
As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.
We will be required, pursuant to Section 404 of the Sarbanes–Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ending December 31, 2021, which is the year covered by the second annual report following the completion of our initial public offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an emerging growth company if we are not a non-accelerated filer at such time. We have recently commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes–Oxley Act, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion once initiated. Our compliance with Section 404 of the Sarbanes–Oxley Act will require that we incur substantial accounting expenses and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes–Oxley Act.
If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
Our amended and restated certificate of incorporation that will become effective upon the closing of this offering will designate the state courts in the State of Delaware of, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us or our directors, officers, or employees.
Our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, will provide that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state court located within the State of Delaware, or if all such state courts lack jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of a fiduciary duty owed by any current or former director, officer or other employee, to us or our stockholders; (3) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; (4) or any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us, or any of our directors, officers or other employees, that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The amended and restated certificate of incorporation we intend to adopt effective upon closing of this offering states that these choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. This amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act .
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.
Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock and could entrench management.
Our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, will contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include a staggered board of directors and the ability of the board of directors to designate the terms of and issue new series of preferred shares, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.
We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Special note regarding forward-looking statements
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations regarding our revenue, expenses and other operating results;

•	the anticipated cost, timing or outcome of any patent litigation or other proceeding relating to our owned patents, licensed patents or patent applications, including our litigation with Natera;

•
future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements, future revenues, expenses, reimbursement rates and needs for additional financing;

•	the timing or outcome of any of our domestic and international regulatory submissions;

•	impact from future regulatory, judicial, and legislative changes or developments in the United States and foreign countries;

•	our ability to acquire new customers and successfully engage new and existing customers;

•	the costs and success of our marketing efforts, and our ability to promote our brand;

•	our ability to increase demand for our products and services, obtain favorable coverage and reimbursement determinations from third-party payers and expand geographically;

•	our expectations of the reliability, accuracy and performance of our products and services, as well as expectations of the benefits to patients, clinicians and providers of our products and services;

•	our efforts to successfully develop and commercialize our products and services, including our ability to successfully conduct clinical trials;

•	our ability to successfully develop additional revenue opportunities and expand our product and service offerings, including our recently launched offerings;

•
our ability to successfully commercialize our products and services through strategic or commercial partnerships, such as our agreements with Illumina and our ability to enter into additional such partnerships in the future;

•
the scope of protection we establish and maintain for, and developments or disputes concerning, our intellectual property or other proprietary rights, data-privacy and security breaches, as well as the integrity of our information and telecommunications systems;

•	our ability to attract, and reliance on, collaborators such as medical institutions, contract laboratories, laboratory partners and other third parties;

•	the performance of our third-party suppliers and manufacturers;

•	our ability to effectively manage our growth, including our ability to expand our network of specialists, retain and recruit personnel, and maintain our culture;

•	our ability to compete effectively with existing competitors and new market entrants;

•	our ability to successfully acquire and integrate other businesses, form joint ventures or make investments in other companies;

•	the impact on our business of economic or political events or trends;

•	the size and growth potential of the markets for our products and services, and our ability to serve those markets; and

•	the rate and degree of market acceptance of our products and services.
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject as of the date of this prospectus. These statements are based on information available to us as of the date of this prospectus, and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete, and our beliefs and opinions may change based on new or additional information made available to us in the future. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Market, industry and other data
This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. Further, while we believe our internal research is reliable, such research has not been verified by any third party. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk factors,” that could cause results to differ materially from those expressed in these publications and other publicly available information.

Use of proceeds
We estimate that we will receive net proceeds from the sale of the common stock that we are offering of approximately $       million (or approximately $       million if the underwriters exercise their option to purchase additional shares of our common stock from us in full) based on an assumed initial public offering price of $       per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share of common stock would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming the assumed initial public offering price of $       per share of common stock remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. We currently expect to use the net proceeds from this offering for:

•	research and development activities, including development of STRATAFIDE and PCM,

•	regulatory submission and commercialization of our first IVD product, STRATAFIDE, and additional follow-on companion diagnostic claims for STRATAFIDE,

•	commercialization activities relating to STRATAFIDE, and

•
working capital and general corporate purposes, including sales and marketing activities, operating expenses and capital expenditures. We may also use a portion of the net proceeds, if any, to acquire or invest in complementary businesses, technologies or other assets. However, we do not have any agreements or commitments to enter into any such acquisitions or investments at this time.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. For instance, we anticipate that the net proceeds from this offering will be sufficient to fund our development of STRATAFIDE through approval and/or clearance by the FDA, but we cannot guarantee that to be the case. We also anticipate that the net proceeds from this offering will allow for development of PCM, although additional funds will be needed to support regulatory submission for approval and/or clearance of PCM and commercialization of PCM. If the net proceeds from this offering are insufficient to fund development of STRATAFIDE and PCM through approval and/or clearance by the FDA, we may raise additional capital, including through the sale of our common or preferred equity or convertible debt securities, entry into another credit facility or another form of third-party funding, or other debt financing. The amounts and timing of our actual expenditures will depend upon numerous factors, including our commercialization efforts, demand for our products, rates of reimbursement, the costs of equipment, the progress of our research and development efforts, our operating costs and the other factors described in the section titled “Risk factors.” Accordingly, we will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in investment-grade, interest-bearing instruments and U.S. government securities.

Dividend policy
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, we have entered into, and may enter into agreements in the future, that contain restrictions on payments of cash dividends.

Capitalization
The following table sets forth our cash and capitalization as of December 31, 2019:

•	on an actual basis;

•
on a pro forma basis, giving effect to (1) the issuance of 1,276,633 shares of Series A Preferred Stock pursuant to the Baby Genes Merger Agreement, (2) the issuance of               shares of our Series B Preferred Stock issuable upon the automatic net exercise of the warrant to purchase Series B Preferred Stock, or the Series B Warrant, in connection with this offering, assuming an initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, (3) the automatic conversion of all of our outstanding shares of preferred stock (including the shares issuable pursuant to the Baby Genes Merger Agreement described in (1) above and pursuant to the automatic net exercise of the Series B Warrant described in (2) above) into shares of common stock in connection with this offering, (4) the automatic conversion of the warrant to purchase Series A Preferred Stock, or the Series A Warrant into a warrant to purchase 227,115 shares of our common stock, and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital in connection with this offering, (5) the automatic conversion of contingent consideration for the Baby Genes Acquisition from Series A Preferred Stock to up to 800,000 shares of our common stock and the resulting reclassification of the remaining liability to additional paid-in capital, and (6) the filing and effectiveness of our amended and restated certificate of incorporation which will be in effect on the completion of this offering; and

•
on a pro forma as-adjusted basis, giving effect to (1) the pro forma adjustments set forth above and (2) our receipt of estimated net proceeds from the sale of shares of our common stock that we are offering at an assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the sections titled “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2019
	Actual	Pro Forma (unaudited)	Pro Forma As Adjusted (unaudited)
	(in thousands except share and per share amounts)
Cash and cash equivalents	$59,492	$	$
Long-term debt	$28,572	$	$
Convertible preferred stock, $0.001 par value; 28,293,525 shares authorized, 25,016,897 shares issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	110,154
Stockholders’ (deficit) equity:
Common stock, $0.01 par value; 45,000,000 authorized; 9,169,657 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; and shares authorized and shares issued and outstanding, pro forma as adjusted	92
Additional paid-in capital	3,912
Accumulated deficit	(69,243)
Total stockholders’ (deficit) equity	$(65,239)	$	$
Total capitalization	$73,487	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $       per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $       million, assuming the assumed initial public offering price of $       per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The       million shares of our common stock outstanding, pro forma, and the         million shares of our common stock outstanding, pro forma as adjusted, excludes:

•
5,335,664 shares of common stock issuable on the exercise of stock options outstanding as of December 31, 2019 under the 2015 Plan, with a weighted-average exercise price of approximately $1.98 per share;

•	227,115 shares of common stock issuable upon the exercise of the Series A Warrant outstanding as of December 31, 2019 with an exercise price of $0.01 per share;

•
up to an aggregate of 800,000 shares of common stock which may be issued in connection with the Baby Genes Acquisition, pursuant to certain earn-out provisions if specified revenue thresholds are achieved;

•
       shares of common stock reserved for future issuance under our 2020 Plan, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance under our 2020 Plan; and

•
       shares of common stock reserved for issuance under our ESPP, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for future issuance under our ESPP.

Dilution
If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.
Our historical net tangible book deficit as of December 31, 2019 was $(71.0) million, or $(7.74) per share. Our pro forma net tangible book value as of December 31, 2019 was $       million, or $       per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of December 31, 2019, after giving effect to (1) the issuance of 1,276,633 shares of Series A Preferred Stock pursuant to the Baby Genes Merger Agreement, (2) the issuance of            shares of our Series B Preferred Stock issuable upon the automatic net exercise of the Series B Warrant in connection with this offering, assuming an initial public offering price of $       per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, (3) the automatic conversion of all of our outstanding shares of preferred stock (including the shares issuable pursuant to the Baby Genes Merger Agreement described in (1) above and issuable pursuant to the automatic net exercise of the Series B Warrant described in (2) above) into shares of common stock in connection with this offering, (4) the automatic conversion of the Series A Warrant into a warrant to purchase 227,115 shares of our common stock, and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital in connection with this offering, (5) the automatic conversion of contingent consideration for the Baby Genes Acquisition from Series A Preferred Stock to up to 800,000 shares of our common stock and the resulting reclassification of the remaining liability to additional paid-in capital and (6) the filing and effectiveness of our amended and restated certificate of incorporation which will be in effect on the completion of this offering.
After giving effect to the sale by us of       shares of common stock in this offering at an assumed initial public offering price of $       per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2019 would have been $       million, or $       per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $       per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $       per share to new investors purchasing common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of December 31, 2019	$(7.74)
Increase in historical net tangible book value per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of December 31, 2019
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $       per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible

book value per share after this offering by $       per share and increase (decrease) the dilution to new investors by $       per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $       per share and decrease (increase) the dilution to new investors by approximately $       per share, in each case assuming the assumed initial public offering price of $       per share of common stock remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares of common stock in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $       per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $       per share.
The following table summarizes, as of December 31, 2019, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders, and (2) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $       per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The table below assumes no exercise of the underwriters’ option to purchase additional shares of common stock.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%		%
New investors
Totals		100.0%		$100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $       per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $       million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The information set forth in the table and calculations above are based on shares of common stock outstanding as of December 31, 2019 (assuming the conversion of all outstanding shares of our convertible preferred stock into shares of common stock on December 31, 2019), and excludes:

•
5,335,664 shares of common stock issuable on the exercise of stock options outstanding as of December 31, 2019 under the 2015 Plan, with a weighted-average exercise price of approximately $1.98 per share;

•	227,115 shares of common stock issuable upon the exercise of the Series A Warrant outstanding as of December 31, 2019 with an exercise price of $0.01 per share;

•
up to an aggregate of 800,000 shares of common stock which may be issued in connection with the Baby Genes Acquisition, pursuant to contingent consideration provisions if specified revenue thresholds are achieved;

•
       shares of common stock reserved for future issuance under the 2020 Plan, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance under the 2020 Plan; and

•
       shares of common stock reserved for issuance under our ESPP, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for future issuance under our ESPP.

To the extent that any outstanding options or warrants are exercised or new options are issued under our stock-based compensation plans, or we issue additional warrants, convertible securities or shares of our common stock or our convertible preferred stock in the future, there will be further dilution to investors participating in this offering.

Selected consolidated financial data
The selected consolidated statement of operations data for the years ended December 31, 2019 and 2018 and the selected consolidated balance sheet data as of December 31, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data included in this section are not intended to replace the financial statements and related notes included elsewhere in this prospectus.
You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s discussion and analysis of financial condition and results of operations” contained elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any other period in the future.

	Year Ended December 31,
	2018	2019
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue
Precision oncology products	$16,025	$22,644
Pharma development services	12,429	27,921
Total revenue	28,454	50,565

Costs & operating expenses
Cost of precision oncology products	4,033	7,335
Cost of pharma development services	6,230	9,212
Sales and marketing	7,215	15,428
Research and development	8,184	34,172
General and administrative	7,700	15,875
Contingent consideration	—	5,768
Total operating expenses	33,362	87,790
Loss from operations	(4,908)	(37,225)
Interest expense, net	(1,160)	(2,432)
Other income (expense), net	34	(824)
Loss before income taxes	(6,034)	(40,481)
Income tax (benefit) expense	(481)	497
Net loss and comprehensive loss	$(5,553)	$(40,978)
Basic and diluted loss per common share	$(0.61)	$(4.50)
Basic and diluted weighted-average common shares outstanding(1)	9,059,508	9,113,833
Pro forma basic and diluted loss per common share(1)(2)
Pro forma basic and diluted weighted-average common shares outstanding(1)(2)

(1)	See Note 15 to our consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net loss per share of common stock.

(2)
The pro forma consolidated balance sheet data gives effect to (a) the issuance of 1,276,633 shares of Series A Preferred Stock pursuant to the Baby Genes Merger Agreement, (b) the issuance of          shares of our Series B Preferred Stock issuable upon the automatic net exercise of the Series B Warrant in connection with this offering, assuming an initial public offering price of $             per

share, the midpoint of the estimated price range set forth on the cover page of this prospectus, (c) the automatic conversion of all of our outstanding shares of convertible preferred stock (including the shares issuable pursuant to the Baby Genes Merger Agreement described in (a) and issuable pursuant to the automatic net exercise of the Series B Warrant described in (b)) into shares of common stock in connection with this offering, (d) the automatic conversion of the Series A Warrant into a warrant to purchase 227,115 shares of our common stock, and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital in connection with this offering, (e) the automatic conversion of contingent consideration for the Baby Genes Acquisition from Series A Preferred Stock to up to 800,000 shares of our common stock and the resulting reclassification of the remaining liability to additional paid-in capital and (f) the filing and effectiveness of our amended and restated certificate of incorporation which will be in effect on the completion of this offering.

	December 31,
	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,324	$59,492
Total assets	29,475	106,796
Working capital(1)	10,172	64,913
Convertible preferred stock	42,180	110,154
Accumulated deficit	(28,265)	(69,243)
Total stockholders’ deficit	(25,095)	(65,239)

(1)	Working capital is defined as current assets less current liabilities.

Management’s discussion and analysis of financial condition and results of operations
You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We are a leading genomics company democratizing precision oncology. We offer a suite of products and services that are highly accurate, personal, actionable and easy to use in local settings. This empowers clinicians to control the sample, data, patient care and economics. Additionally, our products and services enable biopharmaceutical companies to cost-effectively accelerate drug development. We believe these benefits will drive broader adoption of precision oncology throughout the therapeutic continuum, improving patient care. Our product development platform, with our proprietary AMP chemistry at the core, has enabled us to develop industry-leading products and services that allow for therapy optimizing and cancer monitoring.
We have developed and commercialized RUO products, we are developing IVD products, and we offer services that meet the unique needs of our customers and their clinical applications. Our five RUO product lines consist of DNA-based VariantPlex, RNA-based FusionPlex, ctDNA-based LiquidPlex and RNA-based Immunoverse, which we collectively refer to as ArcherPlex, and PCM. There are multiple products within each of these lines, all of which can be customized. These RUO products allow for a range of applications and can be used individually or in combination, as desired. Our offerings include commercial RUO products and services that laboratories use to conduct genomic analysis for therapy optimization and cancer monitoring. We intend to submit STRATAFIDE, in 2020, and PCM, in the future, for FDA approval and/or clearance so they can be marketed as IVDs. STRATAFIDE and PCM have both received Breakthrough Device designation from the FDA. Additionally, we offer Assay Designer and Designer Pro as services to clinical and biopharmaceutical customers, which allow them to customize biomarker targets and develop new applications. Our analyte- and sample-agnostic products and services enable clinicians to quickly and locally generate actionable genomic information to deliver industry-leading care to patients with solid tumors, blood cancers or sarcomas.
Since our inception in 2013, our product development platform has enabled us to efficiently develop over 325 unique RUO products, which have been sold to over 300 leading academic and reference laboratories and over 50 biopharmaceutical companies and contract research organizations, or CROs, across 40 countries to facilitate the analysis of over 375,000 samples. We have generated a large and growing body of comprehensive clinical evidence, consisting of over 200 peer-reviewed clinical and scientific publications, which we believe demonstrate our products’ performance for clinical applications. We believe our long-standing commercial relationships with top-tier academic institutions and reference laboratories demonstrate that we are well positioned to become the global leader in driving decentralized genomic testing.
We are pursuing regulatory clearances and/or approvals for STRATAFIDE, which is intended to be a universal IVD that utilizes AMP to measure clinically relevant genomic mutations for tumor profiling and companion diagnostic markers from both tissue and blood. We expect to launch STRATAFIDE as a regulated device in 2021, and we believe it has the potential to be the first-line tumor profiling test for any patient with a late-stage solid tumor (pan-tumor). We are seeking additional regulatory approvals outside the United States. We intend to develop an additional universal IVD for blood cancers, similar to STRATAFIDE.
We are also seeking FDA clearance and/or approval for PCM as an IVD to non-invasively and quantitatively measure cancer recurrence or progression, as well as therapeutic efficacy, to determine a treatment regimen and refine therapy. We believe PCM will improve patient outcomes across multiple clinical applications as a prognostic device for predicting recurrence of primary cancer after initial treatment. We are seeking additional regulatory approvals outside the United States and intend to expand into additional indications.
As of December 31, 2019, we employed 37 sales representatives in the United States to market our RUO products to clinical customers, which include academic and reference laboratories, for development into laboratory-developed tests. We employed 5 sales representatives to market our products and services to biopharmaceutical companies. We expect to expand this commercial presence ahead of regulatory clearances and/or approvals of our pipeline products. Outside the United States, we market our products and services to clinical customers in over 40 countries through our targeted sales organization of 9 sales representatives and over 20 distributors.
We generated total revenue of $50.6 million and $28.5 million in the years ended December 31, 2019 and 2018, respectively, representing 2019 and 2018 revenue growth rates of 78% and 90%, respectively. We also incurred net losses of $(41.0) million and $(5.6) million in the years ended December 31, 2019 and 2018, respectively.
Historical financing activities
Our historical financing arrangements have included the sale of convertible preferred stock, the issuance of convertible notes and entry into term loans. In the year ended December 31, 2019, we sold $15.0 million and $55.0 million of Series B Preferred Stock and Series C Preferred Stock, respectively, and we entered into a $45.0 million credit facility with Perceptive under which we have drawn an aggregate of $30.0 million. In the year ended December 31, 2018, we issued (i) $15.0 million of Series A Preferred Stock for cash and (ii) $22.6 million of Series A Preferred Stock upon conversion of then outstanding convertible promissory notes.  We have also historically issued warrants to purchase shares of our Series A Preferred Stock and Series B Preferred Stock to certain of our lenders. These warrants are recorded as a liability and adjusted to fair value each reporting period.
Baby Genes acquisition
In October 2018, we acquired Baby Genes, through which we acquired a CLIA- and CAP-accredited laboratory to further support our biopharmaceutical customers’ development and clinical trial programs.  Under the Baby Genes Merger Agreement, we may pay aggregate consideration of up to 3.5 million shares of Series A Preferred Stock to the stockholders of Baby Genes. At closing, we issued 1.4 million of these shares. In February 2020, we issued an additional 0.9 million of these shares for achievement of a 2019 revenue target. We will issue up to an additional 0.4 million of these shares immediately prior to the closing of this offering and we may issue up to an additional 0.8 million of these shares if a 2020 revenue target is achieved. This contingent consideration is recorded as a liability and adjusted to fair value each reporting period through other income or expenses.
Components of results of operations
Revenue
We derive our revenue from two sources: (i) precision oncology products and (ii) pharma development services.
Precision oncology products. Precision oncology product revenue is generated from sales of our genomic products, which can be sold alone or in combination with a service performance obligation.

When sold in combination, we use our precision oncology products to provide clinical research and clinical trial services to our customers.
Our products are configured to accommodate the differing NGS test volume requirements of our customers. Our products are typically configured to include reagents sufficient to perform 8 to 96 NGS tests. We refer to the set of reagents needed to perform an NGS test as a “reaction”. Management views reactions sold as a key measure of our operating performance. Since inception, we have sold over 375,000 reactions.
Pricing of our products varies based on our customer mix, as customers require differing volumes of reactions and levels of customization. Generally, the average selling price of our RUO products increases as the level of customization increases. Conversely, the average selling price of our RUO products decreases as the volume of reactions sold to a single customer increases due to volume discounts.
From the company’s inception through December 31, 2019, precision oncology product revenue has been comprised primarily of sales of our ArcherPlex RUO products for therapy optimization as well as our PCM products for cancer monitoring. We anticipate that the launch of STRATAFIDE and PCM IVD products, if cleared and/or approved, will enable us to expand our customer base, to include additional hospitals and other point of care providers that do not currently purchase our RUO products, but may utilize our IVD products. In addition, based on current comparable reimbursement rates, we believe reimbursement from third-party payors on our IVD products will enable us to sell IVD products at a higher price than our RUO products.
We recognize revenue on precision oncology product sales once product shipment has occurred or upon the completion of services when the product and service are a combined performance obligation. Payments from our customers are typically due within 90 days from invoice date. We have a diverse range of customers in our RUO product business and no single customer accounted for more than 10% of our precision oncology product revenue for the year ended December 31, 2019.
Pharma development services. Pharma development services revenue is generated primarily from services provided to biopharmaceutical companies related to companion diagnostic development, clinical research, and clinical trial services across the research, development, and commercialization phases of collaborations.
For companion diagnostic development, we collaborate with biopharmaceutical companies to develop assays for clinical utility studies and clinical trials. As part of these collaborations, we provide services related to regulatory filings with the FDA in the United States, and various international regulatory agencies, to support companion diagnostic device submissions. Under these collaborations we generate revenue from achievement of milestones, provision of on-going support, and related pass-through costs and fees. We generally have distinct performance obligations for development milestones related to our development of a companion diagnostic device. We use a cost plus a margin approach to estimate the standalone value of our companion diagnostic development service performance obligations. Revenue is recognized over time using input and output methods based on our surveys of performance completed to date toward each milestone.
Clinical research activities and clinical trial service revenue are generated primarily from custom assay design services and sample processing activities, separate from revenue generated by the related product component. Revenue is recognized as samples are processed or scope of work is completed, based on contracted agreements with biopharmaceutical companies.
Historically, revenues from pharma development services have been driven by a small number of biopharmaceutical customers who use our services in connection with their product development. For example, for the year ended December 31, 2019, one biopharmaceutical customer in Europe accounted for 76% of our pharma development services revenue. We are actively seeking to diversify our pharma development services revenue across multiple biopharmaceutical customers. The timing of revenue from biopharmaceutical collaborations may be difficult to forecast, because it is dependent on each biopharmaceutical company’s decisions and clinical trial progress.
Costs and operating expenses
Cost of precision oncology products. Cost of precision oncology products generally consist of the cost of materials and consumables, personnel-related expenses, freight, royalties, professional services, equipment and allocated overhead costs associated with the manufacturing of products. Allocated overhead costs include allocated occupancy costs and information technology costs.
Cost of pharma development services. Cost of pharma development services generally consists of personnel-related expenses, the cost of consumables and equipment expenses associated with sample processing, costs paid to CROs for lab services and clinical trial support, and allocated overhead costs. Allocated overhead costs include allocated occupancy costs and information technology costs. Costs associated with processing samples are recognized regardless of whether revenue is recognized with respect to that performance obligation. Additional costs associated with companion diagnostic development services for biopharmaceutical companies also include, but are not limited to, contractors and professional services, regulatory fees, and commercialization fees.
Costs incurred for process development, feasibility, or analytical and clinical validation activities that would have otherwise been incurred for product development for STRATAFIDE and PCM IVD and reported as costs of pharma development services are reported as research and development expenses.
Sales and marketing. Our sales and marketing expenses include costs associated with our sales and marketing organization, medical affairs, and personnel focused on market access and reimbursement activities. These expenses consist primarily of personnel-related costs, travel, marketing-related expenses, as well as allocated overhead costs. Allocated overhead costs include allocated occupancy costs and information technology costs.
We have made investments in our sales and marketing organization which have helped drive revenue growth. In the near term, we expect our sales and marketing expenses to increase in absolute dollars, and as a percentage of revenue, as we expand our sales force and marketing efforts, and further increase our presence within the United States, Europe, and Asia. We believe that continuing to increase these activities, inside and outside the United States, will drive further awareness and adoption of our product and service offerings. In the long term, we expect these expenses to gradually and modestly decrease as a percentage of revenue, though they may vary as a percentage from period to period due the timing and amount of these expenses.
Research and development. We conduct research and development activities for product and service offerings across therapy optimization and cancer monitoring. Expenditures made for research and development include personnel-related expenses, laboratory supplies, biorepository and sequencing costs, consulting services, and allocated overhead costs. Allocated overhead costs include allocated occupancy costs and information technology costs.
Research and development expenses include our clinical collaboration expenses with academic and other research institutions. While our clinical collaboration expenses have historically been a small portion of our overall research and development expenses, we believe these collaboration investments are critical to advancing our product development and building awareness of our products and services. As a result, we expect our clinical collaboration expenses to increase in future periods.
A portion of our research and development expenses include costs incurred for process development, feasibility, or analytical and clinical validation activities that also meet the performance obligations under contracts to provide companion diagnostics services.
In the near term, we expect our research and development expenses will continue to increase in absolute dollars, and as a percentage of revenue, as we continue to advance development of STRATAFIDE and PCM. In the long term, we expect these expenses to gradually and modestly decrease as a percentage of revenue, though they may vary as a percentage from period to period due to the timing and amount of these expenses.
General and administrative. Our general and administrative expenses include costs for our executive, accounting and finance, legal and human resources functions. These expenses consist primarily of personnel-related expenses, as well as professional services fees such as audit, tax and legal services, and general corporate costs and allocated overhead costs, which include occupancy costs and information technology costs.
In the near term, we expect that our general and administrative expenses will continue to increase in absolute dollars, and as a percentage of revenue, primarily due to increased litigation costs, and increased headcount and public company costs, including expenses related to legal, accounting, regulatory, director and officer insurance premiums and investor relations. In the long term, we expect these expenses to gradually and modestly decrease as a percentage of revenue, though they may vary as a percentage from period to period due the timing and amount of these expenses.
Contingent consideration expense. Our contingent consideration expense is the estimated change in fair value of the shares of the Series A Preferred Stock expected to be issued as part of the consideration paid in connection with the Baby Genes Acquisition.
Interest expense, net
Interest income consists of interest earned on our cash and cash equivalents. Our interest income has not been significant to date but we expect interest income to increase in 2020 based on investment of the net proceeds from this offering.
Interest expense for the year ended December 31, 2019 consists primarily of interest payable on the amounts outstanding under the Credit Agreement with Perceptive and costs to extinguish our previous line of credit. As of December 31, 2019, we had $30.0 million of principal outstanding under the Credit Agreement which accrues interest at an annual rate equal to the sum of 8.25% plus the greater of (i) one month LIBOR or (ii) 2.75%.
Other income, net
Other income is primarily comprised of changes in the fair value of the liability for the Series A Warrant and Series B Warrant, which are expected to be reclassified to stockholders’ equity upon completion of this offering.
Income tax (benefit) expense
Income tax (benefit) expense is primarily related to the Baby Genes Acquisition and is not expected to be material in future periods due to a valuation allowance recorded against our net operating losses.

Comparison of the years ended December 31, 2019 and 2018

	Year Ended December 31,		Change
(in thousands, except percentages)	2018	2019	$	%
Revenue
Precision oncology products	$16,025	$22,644	$6,619	41%
Pharma development services	12,429	27,921	15,492	125%
Total revenue	28,454	50,565	22,111	78%
Costs & operating expenses
Cost of precision oncology products	4,033	7,335	3,302	82%
Cost of pharma development services	6,230	9,212	2,982	48%
Sales and marketing	7,215	15,428	8,213	114%
Research and development	8,184	34,172	25,988	318%
General and administrative	7,700	15,875	8,175	106%
Contingent consideration	—	5,768	5,768	*
Total operating expenses	33,362	87,790	54,428	163%
Loss from operations	(4,908)	(37,225)	(32,317)	658%
Interest expense, net	(1,160)	(2,432)	(1,272)	110%
Other income (expense), net	34	(824)	(858)	*
Loss before income taxes	(6,034)	(40,481)	(34,447)	571%
Income tax (benefit) expense	(481)	497	978	(203)%
Net loss	(5,553)	(40,978)	(35,425)	638%

*	Not meaningful
Revenue
Total revenue was $50.6 million for the year ended December 31, 2019 compared to $28.5 million for the year ended December 31, 2018, representing an increase of $22.1 million, or 78%.
Precision oncology products revenue was $22.6 million for the year ended December 31, 2019 compared to $16.0 million for the year ended December 31, 2018, an increase of $6.6 million, or 41%. The increase in precision oncology products revenue was primarily attributable to (i) a 33% increase in the number of reactions sold for the year ended December 31, 2019 to approximately 124,000, from approximately 93,000 for the year ended December 31, 2018, (ii) an increase in average selling price on products primarily resulting from shifts in our customer mix.
Pharma development services revenue was $27.9 million for the year ended December 31, 2019 compared to $12.4 million for the year ended December 31, 2018, an increase of $15.5 million, or 125%. The increase was primarily attributable to increased development and regulatory support activity in the development of companion diagnostics for pharmaceutical companies resulting from multiple companion diagnostic agreements signed in late 2018 and throughout 2019.
Cost and operating expenses
Cost of precision oncology products
Cost of precision oncology products was $7.3 million for the year ended December 31, 2019 compared to $4.0 million for the year ended December 31, 2018, an increase of $3.3 million, or 82%. The increase in cost of revenue year over year was primarily attributable to an increase in revenue resulting in an increase in materials costs of $2.1 million as well as increased freight and royalties.

Cost of pharma development services
Cost of pharma development services was $9.2 million for the year ended December 31, 2019 compared to $6.2 million for the year ended December 31, 2018, an increase of $3.0 million, or 48%. The increase in the cost of pharma development services primarily consisted of an increase in professional services costs of $2.6 million, primarily related to an increase in companion diagnostic development activity, and increased personnel costs of $0.4 million.
Sales and marketing
Sales and marketing expense was $15.4 million for the year ended December 31, 2019 compared to $7.2 million for the year ended December 31, 2018, an increase of $8.2 million, or 114%. The increase was primarily due to an increase in personnel costs of $4.6 million related to expansion of the sales and marketing teams, an increase of $1.5 million in professional services fees, including for market research studies, an increase of $1.5 million in travel and conference costs, and an increase of $0.6 million related to allocated overhead costs.
Research and development
Research and development expense was $34.2 million for the year ended December 31, 2019 compared to $8.2 million for the year ended December 31, 2018, an increase of $26.0 million, or 318%. The increase was primarily attributable to a $14.3 million increase in external costs attributed to the development of our STRATAFIDE and PCM technology, primarily including materials, lab services, and consulting services, a $7.5 million increase in personnel costs as we increased headcount to support development of our technology, and a $3.5 million increase in allocated overhead costs.
General and administrative
General and administrative expense was $15.9 million for the year ended December 31, 2019 compared to $7.7 million for the year ended December 31, 2018, an increase of $8.2 million, or 106%. The increase was primarily attributable to higher legal costs of $3.7 million primarily related to the litigation we initiated against QIAGEN Sciences, and from increased personnel costs of $3.6 million related to an increase in headcount.
Contingent consideration
Contingent consideration expense was $5.8 million for the year ended December 31, 2019 and is the change in the estimated fair value of the expected shares of Series A Preferred Stock to be issued as part of the consideration in connection with the Baby Genes Acquisition, which was completed in October 2018.
Interest expense, net
Interest income was $0.2 million for year ended December 31, 2019. We had no interest income in the year ended December 31, 2018. Our interest income in the year ended December 31, 2019 consisted of interest earned on our cash and cash equivalents, which increased primarily as a result of sales of Series B Preferred Stock and Series C Preferred Stock.
Interest expense was $2.6 million for the year ended December 31, 2019 compared to $1.2 million for the year ended December 31, 2018, an increase of $1.4 million, or 123%. The increase in interest expense was driven by our draw down of $30.0 million from the Credit Agreement in May 2019. Interest expense for the year ended December 31, 2018 was primarily related to interest payable on our convertible promissory notes and a related-party note payable, which were converted to Series A Preferred Stock in March 2018.

Other income (expense)
Other income (expense) was $(0.8) million for the year ended December 31, 2019. This was primarily due to the increase in fair value of our Series A Warrant and Series B Warrant liabilities.
Income tax (benefit) expense
Income tax expense was $0.5 million for the year ended December 31, 2019, compared to an income tax benefit of $0.5 million for the year ended December 31, 2018, both of which were related to the Baby Genes Acquisition.
Liquidity and capital resources
We have incurred losses and negative cash flows since our inception. As of December 31, 2019, we had an accumulated deficit of $69.2 million.
We have funded our operations to date principally from the sale of convertible preferred stock, the issuance of convertible notes, entry into term loans and, to a lesser extent, products and services revenue. As of December 31, 2019, we had cash and cash equivalents of $59.5 million.
We believe our cash flows from operations and our existing cash and cash equivalents, together with the availability under the Credit Agreement and the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements through at least the 12 months following the date of this prospectus. We may consider raising additional capital to expand our business, to pursue strategic investments, or to take advantage of financing opportunities for other reasons.
As revenue across our products and services is expected to grow, we expect our accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not be completely offset by increases in accounts payable and accrued expenses, which could result in greater working capital requirements. Moreover, following the closing of this offering, we expect to incur additional public company costs, including expenses related to legal, accounting, regulatory, and SEC compliance matters.
We plan to utilize the existing cash and cash equivalents on hand primarily to fund our commercial and marketing activities associated with our clinical products and services, continued research and development initiatives and scaling of our operations with our anticipated growth. If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding or seek other debt financing. Additional capital may not be available on reasonable terms, or at all.
Cash flows
The following table summarizes our uses and sources of cash for each of the periods presented (in thousands):

	Year Ended December 31,
	2018	2019
Cash used in operating activities	$(4,603)	$(37,454)
Cash used in investing activities	(1,978)	(9,710)
Cash provided by financing activities	13,528	97,182

Operating activities
Cash used in operating activities during the year ended December 31, 2019 was $37.5 million, which was primarily attributable to a net loss of $41.0 million and an increase in our net operating assets and liabilities of $7.1 million, partially offset by non-cash depreciation and amortization of $2.7 million, contingent consideration change in fair value of $5.8 million, convertible preferred stock warrant change in fair value totaling $0.8 million, and non-cash share compensation of $0.8 million. The net change in our operating assets and liabilities is primarily reflected by an increase in accounts receivable of $8.6 million, an increase in inventory of $3.5 million primarily to support expected product and services sales growth, and an increase of $4.5 million for prepaid expenses and other assets, partially offset by an increase in accounts payable and accrued liabilities of $6.8 million, and an increase of $2.5 million in deferred revenue related to timing of invoicing on pharma development service contracts.
Cash used in operating activities during the year ended December 31, 2018 was $4.6 million, which was primarily attributable to a net loss of $(5.6) million and an increase in our net operating assets and liabilities of $0.6 million, partially offset by non-cash depreciation and amortization of $0.8 million, non-cash interest expense of $0.7 million and non-cash share-based compensation of $0.2 million. The net change in our operating assets and liabilities reflects an increase in inventory of $1.1 million to support precision oncology product sales growth and an increase in accounts receivable of $3.0 million, partially offset by an increase in accounts payable and accrued liabilities of $2.2 million, and an increase of $1.7 million in deferred revenue related to timing of invoicing on pharma development service contracts.
Investing activities
Cash used in investing activities during the years ended December 31, 2019 and December 31, 2018 was $9.7 million and $2.0 million, respectively, which was primarily attributable to capital expenditures to support research and development and revenue activities.
Financing activities
Cash provided by financing activities during the year ended December 31, 2019 was $97.2 million, which was primarily attributable to net proceeds from the issuance of Series B Preferred Stock of $13.2 million, Series C Preferred Stock of $54.8 million, and $29.1 million in term loans from Perceptive concurrent with the issuance of Series B Preferred Stock.
Cash provided by financing activities during the year ended December 31, 2018 was $13.5 million, which was primarily attributable to net proceeds from issuance of Series A Preferred Stock of $14.8 million, offset by repayment of related-party debt of $1.3 million.
Indebtedness
In May 2019, we and our subsidiary entered into a credit agreement and guaranty, which we refer to as the Credit Agreement, with Perceptive Credit. The Credit Agreement provides for a $30 million senior secured term loan and a $15 million senior secured delayed draw loan facility, or the Delayed Draw Loan Facility. We drew the $30 million senior secured term loan in full immediately upon entering into the Credit Agreement.
The Credit Agreement has a four-year term, maturing on May 10, 2023. The outstanding principal amount under the Credit Agreement accrues interest at an annual rate equal to the sum of (a) 8.25% plus (b) the greater of (i) one-month LIBOR and (ii) 2.75%. Interest is payable monthly and all outstanding principal and interest is due and payable at maturity. At December 31, 2019, the interest rate is 11%. The Credit Agreement is guaranteed by all of our subsidiaries (other than immaterial foreign subsidiaries) and is collateralized by substantially all of our and our subsidiaries’ tangible and intangible assets, including our existing and future intellectual property. The Credit Agreement also contains customary covenants that limit our ability to enter into indebtedness, make distributions and enter into inbound or outbound intellectual property licenses, among other restrictions. As of December 31, 2019, the aggregate amoun

t of outstanding principal under the Credit Agreement was $30 million, and we have not made any principal payments on such amount.
Under the terms of the Credit Agreement, we are required to maintain a $3 million cash balance in controlled accounts as collateral securing our obligations under the Credit Agreement. The Credit Agreement also requires us to meet certain ongoing revenue requirements. As of the last day of each fiscal quarter, we must have received recurring revenue for the twelve consecutive previous months ending on the last day of such fiscal quarter of at least $38,162,000 for the quarter ending March 31, 2020, increasing quarterly to $102,628,000 for the quarter ending March 31, 2023. As of March 31, 2020, we were in compliance with all revenue requirements under the Credit Agreement and we expect to be in compliance with the ongoing revenue requirements. In the event that we were to fail to comply with these ongoing revenue requirements, such non-compliance would constitute an event of default under the Credit Agreement, and Perceptive Credit could declare the outstanding obligations thereunder to be due and payable in whole or in part. At such time, the principal amount so declared and any accrued interest thereon and all fees would become due and payable immediately.
In connection with the entry into the Credit Agreement, we issued the Series B Warrant to purchase 646,667 shares of Series B Preferred Stock at an exercise price of $4.82 per share to Perceptive Credit. The Series B Warrant will automatically be net exercised for               shares of Series B Preferred Stock in connection with this offering, assuming an initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.
Under the terms of the Credit Agreement, we may draw on the Delayed Draw Loan Facility before July 15, 2020 if we meet certain conditions, including meeting certain revenue milestones. These milestones include, for any period of twelve consecutive months ending no later than June 30, 2020, generating at least $48,000,000 in revenue. If we draw on the Delayed Draw Loan Facility, we will be required to issue and deliver to Perceptive Credit the Delayed Draw Date Warrant, which entitles Perceptive Credit to purchase up to 323,334 fully paid and nonassessable shares of Series B Preferred Stock at $4.82 per share, the original issue price of the Series B Preferred Stock. See “Risks related to our financial condition and capital requirements—Our Credit Agreement with Perceptive Credit contains restrictions that limit our flexibility in operating our business.”
Contractual obligations and commitments
The following table summarizes our contractual obligations as of December 31, 2019, which represents contractually committed future obligations:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Lease obligations(1)	$6,034	$953	$2,421	$2,555	$105
Debt obligations(2)	30,000	—	—	30,000	—
Interest obligations(2)	11,092	3,300	6,600	1,192	—
Royalty obligation(3)	10,229	1,491	2,947	5,791	—
Purchase obligations(4)	—	—	—	—	—
Total	$57,355	$5,744	$11,968	$39,538	$105

(1)
We lease office and laboratory space in St. Louis, Missouri; Boston, Massachusetts; Boulder, Colorado; and Golden, Colorado. Please see Note 8 to our audited financial statements for additional information pertaining to our lease obligations.

(2)
Interest obligations is based upon our debt outstanding on December 31, 2019 of $30 million and the then effective interest rate of 11%. Please see Note 9 to our audited financial statements for additional information pertaining debt and interest obligations.

(3)
Under certain of these agreements, we are obligated to pay royalties ranging up to the mid-single digits of sales in which the patents are used in the product or service sold, subject to minimum annual royalties or fees in certain agreements. Please see note 16 to our audited financial statements for additional information pertaining to our royalty obligation. Only minimum royalty payments are listed.

(4)
We have contracts and purchase orders for limited future obligations related to continuing ongoing operations. Substantially all of our contracts and purchase orders maybe be canceled without significant penalty to us.

Net operating loss carryforward
As of December 31, 2019, we carried a net operating loss, or NOL, carryforward of $56.4 million, which is available to reduce future taxable income and expires at various times between 2034 and 2038.
Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. We have not completed a study to assess whether an ownership change for purposes of Section 382 or 383 has occurred, or whether there have been multiple ownership changes since our inception. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of shifts in our stock ownership (some of which shifts are outside our control), including in connection with this offering. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset such taxable income will be subject to limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, even if we attain profitability, we may be unable to use a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows. See “Risk factors—Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.”
Off-balance sheet arrangements
As of December 31, 2019 and 2018, we did not have any off-balance sheet arrangements as defined in the rules and regulations of the SEC.
Quantitative and qualitative disclosures about market risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates.
Interest rate risk
Our Credit Agreement with Perceptive has an interest rate equal to the sum of (a) 8.25% plus (b) the greater of (i) one-month LIBOR and (ii) 2.75%. The LIBOR is variable. Such interest-bearing instruments carry a degree of risk; however, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. As of December 31, 2019, we had $30 million outstanding under our Credit Agreement with Perceptive. As of December 31, 2019, a hypothetical 100 basis point increase in interest rates would have resulted in an approximate $0.2 million increase in interest expense. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.
Inflation rate risk
We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.
Critical accounting policies and estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including estimates related to revenue, the allowance for doubtful accounts, the allowance for obsolete inventory, allocation of purchase price in business combinations, contingent consideration, convertible preferred stock warrants and stock-based compensation. We base our estimates on historical experience and other market-specific or other relevant assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.
While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.
Revenue recognition
We recognize revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition we follow five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.
Precision oncology product sales are recorded net of discounts and other deductions. We only recognize revenue on product sales once product shipment has occurred or upon the completion of services when the product and service are a combined performance obligation.
Our pharma development services contracts consist primarily of milestone-based payments along with annual fees and marked-up pass-through costs. The arrangements are treated as short-term contracts for revenue recognition purposes because they allow termination of the agreement by the customers with 30 to 120 days’ written notice without a termination penalty. Upon termination, customers are required to pay for the proportion of services provided under milestones which were in progress. For revenue, we use a cost plus a margin approach to estimate the standalone value of our performance obligations, which are generally tied to performance based milestones. Revenue is recognized over time using both input and output methods, based upon our surveys of performance completed to date toward each milestone, including labor hours expended, tests processed or time elapsed, that measure our progress toward the achievement of the milestone. We recognize revenue in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To select the measure of progress, we consider the expectations of the performance period which may be based on estimates of samples or internal estimates of the labor hours to be expended based on both the customer and our expected development timeframes and requirements. We regularly review our expectations of the extent of progress and if any changes in estimates are made, we recognize revenue using the cumulative catch-up method.
Share-based compensation
We measure share-based compensation expense for stock options granted on the date of grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the award.
We estimate the fair value of stock options granted to our employees and directors on the grant date, and the resulting share-based compensation expense, using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of assumptions regarding a number of inputs and assumptions including the fair value of our common stock, expected term, volatility, risk-free interest rate and expected dividends. The fair value of our common stock requires significant judgment and was historically determined by our board of directors, with input from management and independent third-party valuations.

At December 31, 2019, unrecognized share-based compensation expense related to unvested stock options was $3.5 million, which is expected to be recognized over a remaining weighted-average period of 3.1 years.
As there has been no public market for our common stock to date, the estimated fair value of the common stock issuable upon exercise of our stock options was determined by our board of directors, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant, and factors that may have changed from the date of the most recent valuation through the date of the grant. We believe our board of directors has the relevant experience and expertise to determine the fair value of our common stock.
The third-party valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations combined with management’s judgment.
In valuing our common stock during 2019, we utilized an option pricing method, or OPM, for the majority of the year and a hybrid methodology that includes a probability-weighted expected return method, or PWERM, and an OPM, which is a highly complex and subjective valuation methodology, after our Series C Preferred Stock financing when activities leading up to this offering were more significant. Under a PWERM, the fair market value of the common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Within one of those potential outcomes, we utilized the OPM. The OPM treats the rights of the holders of convertible preferred stock and common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of convertible preferred stock, as well as their rights to participation and conversion. Based on the timing and nature of an assumed liquidity event in each scenario, a discount for lack of marketability either was or was not applied to each scenario as appropriate. We then probability-weighted the value of each expected outcome to arrive at an estimate of fair value per share of common stock. For valuations after the closing of this offering, our board of directors plans to determine the fair value of each share of common stock based on the closing price of our common stock on the date of grant or other relevant determination date, as reported on The Nasdaq Global Market.
Warrants to purchase convertible preferred stock
We have issued warrants to purchase our convertible preferred stock in connection with current and historical long-term debt arrangements. See “Certain relationships and related party transactions” for a description of our warrants. The fair value of the warrants was initially recorded as debt issuance cost and is amortized to interest expense over the term of the debt. The warrants are recorded as a liability due to provisions underlying our convertible preferred stock which could prevent us from settling the warrants with shares. The liabilities are adjusted to fair value each reporting period. The fair value is determined utilizing the same third-party valuation analysis that is performed to determine the value of our common stock, which is a highly complex and subjective valuation methodology.
Contingent Consideration
Contingent consideration is recorded in connection with accounting for business combinations. Contingent consideration liabilities are recognized at the estimated fair value on the acquisition date. Subsequent changes to the fair value of contingent consideration liabilities are recognized in operating expense in the consolidated statements of operations. For the Baby Genes Acquisition, the fair value of the contingent consideration is driven by changes in the fair value of our Series A Preferred Stock and expectations related to meeting revenue targets.

Goodwill
Goodwill represents the excess of the purchase price over the net amount of identifiable assets acquired and liabilities assumed in a business combination measured at fair value. We assess goodwill for impairment annually on December 31st and upon any occurrence of triggering events or substantive changes in circumstances that could indicate a potential impairment.
We evaluate goodwill for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. We evaluate certain qualitative factors such as macroeconomic conditions, the market and industry in which we operate, cost factors, overall financial performance and other relevant entity-specific events to determine if there are any negative trends or events that could indicate impairment. If we determine that it is more likely than not that the fair value of our reporting unit is less than its carrying amount, or if we choose to bypass the qualitative assessment, we perform a quantitative goodwill impairment test. Goodwill impairment exists when the estimated fair value of our one reporting unit is less than its carrying value. If impairment exists, the carrying value of the goodwill is reduced to fair value through an impairment charge recorded in our statements of operations. To date, we have not recognized any impairment of goodwill.
Emerging growth company status
We are an “emerging growth company” as defined in the JOBS Act, and therefore we may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes–Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” upon the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in nonconvertible debt securities; and (4) the date on which we are deemed to be a “large accelerated filer” as defined in the Exchange Act.
We have elected to take advantage of some of the reduced disclosure obligations described above, and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we have elected to adopt the reduced disclosure with respect to our executive compensation disclosure. In addition, we have presented only two years of audited financial statements and only two years of related “Management’s discussion and analysis of financial condition and results of operations” disclosure in this prospectus, and intend to take advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies.
In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We do not intend to avail ourselves of such extended transition period.
Recent accounting pronouncements
See Note 2 – ‘Summary of Significant Accounting Policies’ to our audited financial statements included elsewhere in this prospectus for more information.

Business
Overview
We are a leading genomics company democratizing precision oncology. We offer a suite of products and services that are highly accurate, personal, actionable and easy to use in local settings. This empowers clinicians to control the sample, data, patient care and economics. Additionally, our products and services enable biopharmaceutical companies to cost-effectively accelerate drug development. We believe these benefits will drive broader adoption of precision oncology throughout the therapeutic continuum, improving patient care. Our product development platform, with our proprietary Anchored Multiplex PCR, or AMP, chemistry at the core, has enabled us to develop industry-leading products and services that optimize therapy and monitor cancer.
We have developed and commercialized RUO products, we are developing IVD products, and we offer services that meet the unique needs of our customers and their clinical applications. Our five RUO product lines consist of VariantPlex, FusionPlex, LiquidPlex and Immunoverse, which we collectively refer to as ArcherPlex, and PCM. Our offerings include commercial RUO products and services that laboratories use to conduct genomic analysis for therapy optimization and cancer monitoring. We intend to submit STRATAFIDE, in 2020, and PCM, in the future, for FDA approval and/or clearance so they can be marketed as IVDs. STRATAFIDE and PCM have both received Breakthrough Device designation from the FDA , which offers potentially faster review for breakthrough medical devices that address unmet medical needs . Additionally, we offer Assay Designer and Designer Pro as services to clinical and biopharmaceutical customers, which allow them to customize biomarker targets and develop new applications. Our analyte- and sample-agnostic products and services enable clinicians to quickly and locally generate actionable genomic information to deliver industry-leading care to patients with solid tumors, blood cancers or sarcomas.
Since our inception in 2013, our product development platform has enabled us to efficiently develop over 325 unique RUO products, which have been sold to over 300 leading academic and reference laboratories and over 50 biopharmaceutical companies and CROs across 40 countries to facilitate the analysis of over 375,000 samples. We have generated a large and growing body of comprehensive clinical evidence, consisting of over 200 peer-reviewed clinical and scientific publications, which we believe demonstrate our products’ performance for clinical applications. We believe our long-standing commercial relationships with top-tier academic institutions and reference laboratories demonstrate that we are well positioned to become the global leader in driving decentralized genomic testing.
Over the last several decades, advances in understanding cancer genetics and genomic technologies, including next generation sequencing, or NGS, have enabled genomic tumor profiling which refers to a characterization of the mutations unique to an individual’s cancer. The discipline of using genetic information from genomic tumor profiling to guide therapy optimization and cancer monitoring is referred to as precision oncology. Despite significant investment in research and the introduction of new treatments for cancer, broad adoption of precision oncology has been limited, especially in regional and community settings where approximately 85% of cancer patients receive care. Without precision oncology, late-stage cancer patients can suffer from poor prognosis and outcomes, and early-stage patients can suffer from inaccurate prognosis, resulting in unnecessary treatment with toxic therapies and delayed detection of recurrence. While precision oncology has historically been limited to late-stage patients with solid tumors, clinicians now see the opportunity to expand precision oncology into early-stage cancer. We believe democratizing precision oncology has the potential to turn advanced cancer into a manageable disease and elicit a cure in patients diagnosed with early-stage disease.
Therapy optimization
In the community and regional settings, the lack of infrastructure and expertise to implement genomic analysis is limiting clinicians’ ability to optimize therapy for patients through diagnosis, prognosis and therapy selection. Given the limitations of current centralized testing options, we believe empowering clinicians with turnkey solution for therapy optimization will enable local testing and be a significant breakthrough in the standard of care. Our solution also benefit biopharmaceutical companies across a range of applications, including patient selection in global clinical trials. Additionally, our solution could help biopharmaceutical companies to identify new genomic targets for drug development and to commercialize the new drugs once approved. Better access to genomic information can accelerate clinical trial enrollment and increase the probability of success of drug development in a target patient population.
For therapy optimization, which includes diagnosis, prognosis and targeted therapy selection, we estimate a $5 billion total global market opportunity, which consists of a $1.3 billion market in the United States, a $1.7 billion market outside the United States and a $2 billion global opportunity with biopharmaceutical companies.
Cancer monitoring
Clinicians are eager to expand precision oncology into early-stage cancer, when the cancer is typically easier to cure compared to late-stage cancer. Current monitoring methods, including imaging and cancer antigen tests, lack resolution and accuracy needed to monitor early-stage disease. Accessing circulating tumor DNA, or ctDNA, from routine blood draws is an effective and non-invasive way to monitor cancer to inform the course of treatment. Our solution is capable of detecting disease burden, including minimal residual disease, or MRD, even when other methodologies fail because we manufacture patient-specific ctDNA panels based upon the genomic tumor profile of their individual cancer. We believe our approach will revolutionize how cancer is managed by measuring cancer progression, measuring therapy effectiveness, determining a treatment regimen and refining therapy.
We estimate the total global cancer monitoring market is approximately $40 billion, which consists of a $15 billion market in the United States, $24 billion market outside the United States and $1 billion market with biopharmaceutical companies.
Our solution
Our solution delivers turnkey products for clinicians to drive the democratization of precision oncology. We refer to the democratization of precision oncology as allowing genomic testing in the community and regional settings, where 85% of cancer patients are treated, and where testing is currently limited or non-existent due to the lack of infrastructure and expertise to implement genomic analysis. Our modular product development platform combines our high performance AMP chemistry, target-specific primers, ancillary reagents, and bioinformatics software to accurately detect simple and complex, as well as known and unknown, mutations. We are able to customize biomarker targets, which can be pooled in billions of possible combinations without negatively impacting accuracy or precision. This modularity allows us to quickly expand existing products and customize our products to develop new applications without needing to re-engineer the underlying technology. Our solution leverages scalable, easy-to-use, clinical-grade reagents and powerful bioinformatics software to produce a multitude of products with broad applications for both clinical and biopharmaceutical use.
We believe our solution addresses the following barriers to democratization of precision oncology:

•
Accuracy : Although current tests can accurately detect common or simple mutations, most cannot accurately detect complex mutations, resulting in a high rate of false negatives and positives. These tests are designed with inherent biases which fundamentally limit their ability to detect both known and unknown alterations. We believe our purpose built AMP chemistry addresses these shortcomings by accurately detecting complex, as well as known and unknown, mutations. This allows us to provide actionable information to clinicians , enabling them to select therapies targeted to the appropriate mutation, and thereby better informing treatment.

•
Utility : Current tests generally take a “one-size-fits-all” approach, which limits their utility. Because our products are not limited to blood and tissue, they enable testing across a multitude of sample types, targeting DNA, RNA, and ctDNA in order to provide higher resolution and a more comprehensive view of mutations. Our product development platform enables rapid and efficient customization of biomarker targets , which means clinicians can specify which of our products they want to use to identify mutations that they believe are important in treating each patient’s disease . Together, we believe these features open additional areas of clinical application within therapy optimization for individual patients and cancer monitoring of early-stage cancer .

•
Turnaround time : Results from centralized genomic tests can take well over 20 days to be returned, depending on complexity and sample type. As late-stage cancer patients are likely to experience superior survival rates and outcomes when treated as soon as possible after diagnosis, lengthy turnaround times can prevent timely treatment. Our products enable local testing with potential times to run the test in a matter of days, accelerating time to results while also allowing the original clinician to maintain sample custody. The reduction in time to actionable results accelerates clinical decisions, which is critical for cancer patients where immediate treatment is important to achieve optimal outcomes .

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Economics : The complexity of many genomic testing options requires significant resources and sophisticated infrastructure, which are typically limited to specialized academic or centralized facilities. As a result, hospitals often need to outsource their genomic testing, which incurs costs that are not reimbursed, presenting an additional hurdle to adoption. This particularly affects community and regional hospitals where approximately 85% of cancer patients are treated. Centralized labs that perform genomic testing receive the benefits of reimbursement and often retain possession of patients’ tumor biopsies and control patient data. We believe our platform will empower more hospitals and clinics to practice precision oncology and receive reimbursement for in-house testing that they would otherwise not receive if they send the testing out to centralized labs. In addition, clinicians can retain possession of patients’ tumor biopsies and control the data, which can be matched with clinical data to generate revenue from collaborators, such as biopharmaceutical companies. We believe this empowers providers in all patient care settings to participate in the economics of precision oncology testing.

Our current products and pipeline
Our offerings include commercial RUO products and services that laboratories use to conduct genomic analysis for therapy optimization and cancer monitoring. In addition, we are developing IVD products. Our RUO portfolio consists of five product lines: DNA-based VariantPlex, RNA-based FusionPlex, ctDNA-based LiquidPlex and RNA-based Immunoverse, which we collectively refer to as ArcherPlex, and PCM. There are multiple products within each of these lines, all of which can be customized. These RUO products allow for a range of applications and can be used individually or in combination, as desired. We are pursuing regulatory clearances and/or approvals for STRATAFIDE, which is intended to be a universal IVD that utilizes AMP to measure clinically relevant genomic mutations for tumor profiling and companion diagnostic markers from both tissue and blood.
In December 2018, the FDA granted Breakthrough Device designation to STRATAFIDE. We expect to launch STRATAFIDE as a regulated device in 2021, and we believe it has the potential to be the first-line tumor profiling test for any patient with a late-stage solid tumor (pan-tumor). We are seeking additional regulatory approvals outside the United States. We intend to develop an additional universal IVD for blood cancers, similar to STRATAFIDE, for commercialization in both the United States and outside the United States .
We are also seeking FDA clearance and/or approval for PCM as an IVD to non-invasively and quantitatively measure cancer recurrence or progression, as well as therapeutic efficacy, to determine a treatment regimen and refine therapy. In January 2020, we received Breakthrough Device designation from the FDA for PCM. We believe PCM will improve patient outcomes across multiple clinical applications as a prognostic device for predicting recurrence of primary cancer after initial treatment. We are seeking additional regulatory approvals outside the United States and intend to expand into additional indications.
We also offer a suite of services to clinical and biopharmaceutical customers, which allow them to customize biomarker targets or develop new applications. Assay Designer is our online tool that customers can use to customize biomarker targets in their panels. Designer Pro is our advanced panel and application customization service. We also offer clinical trial assay and companion diagnostic development services to biopharmaceutical customers.
As of December 31, 2019, we employed 37 sales representatives in the United States to market our RUO products to clinical customers, which include academic and reference laboratories, for development into laboratory-developed tests. We employed 5 sales representatives to market our products and services to biopharmaceutical companies. We expect to expand this commercial presence ahead of regulatory clearances and/or approvals of our pipeline products. Outside the United States, we market our products and services to clinical customers in over 40 countries through our targeted sales organization of 9 sales representatives and over 20 distributors.
We generated total revenue of $50.6 million and $28.5 million in the years ended December 31, 2019 and 2018, respectively, representing 2019 and 2018 revenue growth rates of 78% and 90%, respectively. We also incurred net losses of $41.0 million and $5.6 million in the years ended December 31, 2019 and 2018, respectively.
Our competitive advantages
We aim to democratize precision oncology by leveraging our core competitive advantages.

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Our product development platform, featuring our proprietary AMP chemistry, provides accurate, actionable genomic information allowing clinicians to optimize treatment and monitor cancer. Current genomic tests often lack accuracy resulting in a high rate of false negatives and false positives. Because AMP is bi-directional and strand-specific and capable of analyzing DNA, RNA and ctDNA, it provides high sensitivity without sacrificing specificity. Further, AMP’s ability to achieve a limit of detection below a single molecule means it is capable of detecting previously undetectable cancer, while maintaining near-perfect specificity. Our products allow for the identification of both simple and complex genomic mutations, providing clinicians with more actionable information to improve care.

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Our versatile product portfolio empowers clinicians to practice precision oncology by providing products and services that are personal and actionable. Currently clinicians have a small set of standardized genomic testing options that are static by nature and inherently limited. This limitation often results in serial testing with clinical decisions being made on incomplete data available at the time. We provide a versatile product portfolio which allows clinicians to select a test based on the clinically relevant sample type, analyte, cancer type and biomarker targets. Through our flexible products, we believe we provide actionable information that enables clinicians to personalize treatment regimens and drives broader adoption of precision oncology.

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Our easy-to-use, clinical-grade reagents allow our AMP technology to be deployed at the site of care near the patient. Our easy-to-use reagents enable our decentralized model, permitting any testing center or hospital with a compatible sequencer to run our assay near its patients, improving turnaround time. We conveniently package and ship all necessary reagents to perform biomarker enrichment ahead of sequencing on several platforms. Our pre-packaged reagents are easy to use with minimal hands-on steps, which we believe reduces technician errors and thereby increases assay precision. Our robust proprietary software has quality control features that identify human errors and produces an actionable report for the clinician. Our products can be run individually or easily batched to provide flexibility of throughput. We believe enabling local genomic testing helps reduce significant upfront costs, adds flexibility of scale, and will bring precision oncology to all patients, anywhere.

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Our product development platform can be adapted as new applications emerge . Our AMP chemistry enables customization of biomarker targets which can be pooled in billions of possible combinations while maintaining accuracy and precision. The modular nature of our platform allows us to rapidly and easily build customized panels that meet the specific needs of our customers or an individual cancer patient. The majority of our product revenue comes from customized products. Our custom a nd fixed content panels follow the same manufacturing processes, varying only in the targeting mechanism, which enables us to easily adapt our products as our customers request new applications.

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We believe we provide a compelling and differentiated value proposition to all stakeholders. We believe our platform empowers more hospitals and clinics to practice precision oncology and receive reimbursement for in-house testing. In addition, clinicians can retain possession of patients’ tumor biopsies and control the data, which they can match with clinical data to generate revenue from collaborative partners, such as biopharmaceutical companies. Most importantly, faster turnaround time can inform clinical decision making in a timelier manner, which is critical for cancer patients where immediate treatment is important to achieve optimal outcomes.

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Our multi-faceted commercial capabilities and our regulatory and reimbursement expertise support our ability to bring our products to market globally. We have developed over 325 unique RUO products, which have been sold across 40 countries to facilitate the analysis of over 375,000 samples. Along with our direct sales team, we leverage our medical sales liaisons, distributors, and the sales organizations of our reference lab and biopharmaceutical collaborators to further drive adoption. Additionally, we have added key personnel with extensive regulatory and reimbursement expertise that we believe will facilitate future product development through to regulatory clearance, approval and reimbursement.

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We have intellectual property protection for our proprietary AMP chemistry and technology platform and its applications. Our patent portfolio includes 3 issued patents and 15 pending patent applications in the United States and 2 issued patents and 43 pending patent applications in foreign countries related to our AMP chemistry. We also have trade secrets related to our enrichment chemistry and bioinformatics analysis techniques that we believe strengthen our competitive position.

Our strategy
Our objective is to bring precision oncology to all patients anywhere. To achieve this, we intend to:

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Democratize precision oncology. We offer a suite of products and services that are personal, actionable and easy to use in local settings to advance the treatment of cancer and monitoring of patients by providing our turnkey solution to clinicians. We believe we address common barriers to the broad adoption of precision oncology by developing products that have increased accuracy and clinical utility, and provide expedited test results and shared economics. We plan to increase our commercial footprint and further collaborate with patient advocacy groups, biopharmaceutical companies, regulatory agencies, clinicians and payors to drive broader adoption of our products.

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Pursue regulatory clearances and/or approvals for our products across the cancer care continuum. We are pursuing regulatory clearances and/or approvals for the clinical use of STRATAFIDE and the use of PCM in clinical trials. We submitted our first companion diagnostic to the Japanese PMDA in December 2019 and obtained approval in March 2020. We plan to submit STRATAFIDE to the FDA in the next 12 months and PCM to the FDA in the following years. If we receive clearances and/or approvals for these uses of STRATAFIDE and PCM, we will advocate for inclusion of our tests in treatment guidelines, which will strengthen our position in establishing coverage and reimbursement. We plan to leverage our regulatory strategy to efficiently expand the indications for use of future products.

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Enable new clinical applications with PCM. Clinicians currently have a limited ability to monitor low levels of cancer, resulting in a large unmet medical need for monitoring early-stage cancer and informing post-diagnosis therapy. PCM is capable of high specificity with a low limit of detection, which allows for post-treatment monitoring of early-stage cancer in a cost- and time-efficient manner. PCM enables the measurement of cancer progression and therapy effectiveness to refine or select a treatment regimen, and can bring precision oncology to earlier stages of cancer. We intend to create a regulated device that can be used by both clinicians and biopharmaceutical companies, and to conduct our own studies to demonstrate clinical utility in support of the broader adoption of PCM.

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Embed our products and services with biopharmaceutical collaborators. We believe we deliver industry-leading products that provide the accuracy, flexibility, and convenience that biopharmaceutical companies are looking for in their drug development programs. We believe our products allow biopharmaceutical companies to accelerate their product pipeline development by decreasing cost and time of performing clinical trials, potentially accelerating their approval and the expansion of sample types and indications of use across geographies. We plan to continue to promote our products and services to create broader and deeper collaborations with current and new biopharmaceutical customers.

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Expand our global footprint. We are continuing to establish the infrastructure needed to deploy our turnkey solution globally and promote broader adoption. We will continue discussions with global regulatory and reimbursement agencies to obtain country-specific approvals. We plan to expand our international targeted sales force to advance commercialization and will continue active dialogue with international key opinion leaders, large pharmaceutical companies, and health systems to increase awareness. We collaborate with a number of distributors internationally and intend to strategically partner with additional distributors to expand access.

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Leverage our product development platform to identify and advance innovative products. We have established research and development capabilities that allow us to leverage innovations and operational efficiencies from one product across our platform. We are focused on improving the technical performance and expanding the uses of our products, including indication expansion for STRATAFIDE and PCM. Additionally, we plan to leverage our relationships with key opinion leaders to further identify additional applications for our platform.

Our industry
Despite significant investment in research and the introduction of new treatments, cancer remains a critical area of unmet medical need, particularly in regional and community settings. The American Cancer Society, or ACS, estimates that one in three individuals in the United States will be diagnosed with cancer during their lifetime and one in five will die from the disease. ACS reported in 2016 there were more than 15.5 million Americans who were living with cancer or who had had cancer in the past and estimated that more than 1.7 million new individuals were diagnosed in 2019 and 610,000 Americans died of cancer in 2019. From a global perspective, the International Agency for Research on Cancer reported that 44 million individuals were living with cancer, with an additional 18 million new cases and 9.5 million cancer deaths recorded in 2018.
The biology of cancer
When information stored in DNA is converted into RNA, the instructions for making proteins, it is called gene expression. Gene expression is a tightly regulated process that maintains normal cellular behavior, location, and function. A cell is considered cancerous when it no longer responds to the body’s attempts to control its growth, function, and location due to abnormalities in its DNA. DNA abnormalities, also referred to as genomic mutations, generally fall into four categories:

•	Copy number variants, CNVs — gain or loss of copies of one or more genes

•	Single nucleotide variants, SNVs — changes in a single base

•	Insertions/deletions, InDels — additions or deletions of parts of genes

•	Genomic rearrangement — unusual rearrangement of chromosomes

Genomic mutations are converted to defective RNA instructions, which in turn result in the production of defective proteins, ultimately causing a cell to replicate out of control or become cancerous.
How a specific cancer cell behaves depends on which processes are not functioning properly. “Oncogenes” are genes that, when overly active, cause a normal cell to become cancerous. “Tumor suppressor genes” are genes that must remain activated to prevent cancer, so when these are turned off, the cell can become cancerous. Many cancers start with a few discreet genomic mutations but additional mutations accumulate as the cells divide and expand. Some cancer cells simply divide and produce more cancer cells locally, and the tumor mass stays where it began. Other cancer cells are able to invade normal tissue, enter the bloodstream, and metastasize to a remote site in the body. Regardless of where a tumor is located, cancerous cells in the tumor die and are replaced by new ones. The dead cells get broken down and their contents, including DNA, are released into the bloodstream and are referred to as ctDNA.
A history on the diagnosis, treatment, and monitoring of cancer
The diagnosis, prognosis and treatment of cancer are inextricably linked to technological advances to detect and treat the disease. Prior to 1970, cancer was viewed as a singular disease characterized by uncontrollable cell replication. Treatment was guided by the specific organ in which cancer was detected and consisted primarily of highly toxic treatments that indiscriminately killed any replicating cells, irrespective of whether they were cancerous or healthy. In the 1970s, scientists discovered that cancerous cells often harbored unique proteins on their surface, which launched the discipline of immunohistochemistry. In the 1990s, molecular advances led to the large-scale cloning of genes. Over the last several decades, advances in cancer genetics and genomic technologies, including the introduction of NGS in 2007, have led to a greater focus on the genetic drivers of cancer as the basis for treatment.
Genomic tumor profiling is the practice of identifying multiple genomic mutations unique to the cancer in a particular patient. This profiling allows physicians to tailor therapy selection to each patient’s particular disease. The discipline of using genetic information to guide therapy selection is referred to as precision oncology. In order to perform genomic tumor profiling, clinicians must have the significant resources and sophisticated infrastructure to request genomic tumor profiling tests and to interpret the resulting data to treat their patients with the most appropriate therapy.
Identifying the genomic mutations that have caused the cancerous cells is critical to properly treating patients. The human genome consists of over 20,000 genes comprised of over 3 billion base pairs, and as a result, identifying these DNA mutations is challenging and time consuming. Consequently, as the repertoire of biomarkers expands and treatment paradigms become more complex, the identification of multiple markers is central to therapy optimization. As such, identifying genomic mutations through RNA reduces the complexity by leveraging the biological processes that translate potentially hundreds of thousands of possible DNA mutations into a single detectable RNA event. Since DNA is locked inside tissue, it can often be inaccessible. As cancer cells die, ctDNA is released into the bloodstream specifically in the plasma, making it more readily available. Therefore, using additional analytes, such as RNA and ctDNA, can add significant fidelity in order to optimize therapy and monitor cancer.
Genomic tumor profiling is benefiting oncology drug development, ultimately improving clinical outcomes for patients across many cancer types. Biopharmaceutical companies are able to increase chances of a drug’s success in clinical trials by identifying and selecting patients with the right genomic tumor profile. This enables them to potentially require fewer patients for a trial and shorten the duration of late-stage clinical trials.
Limitations of precision oncology today
We believe that genomic testing suffers from several major challenges, which have impeded broad adoption of precision oncology, especially within community and regional health settings where the vast majority of cancer patients are treated.
Therapy optimization
Many clinicians are not able to use genomic testing broadly for diagnosis, prognosis or targeted therapy selection to guide treatment, which we define as therapy optimization.
We believe existing genomic testing platforms are unable to analyze all cancers types (solid tumor, hematologic, sarcoma) and are limited by sample types (blood, tissue) and analytes (DNA, RNA, ctDNA). There are limitations and risks associated with tissue biopsies such as risk of adverse events, lack of access, availability of tissue, sampling bias, and cost. There are also limitations and risks associated with liquid-only biopsies due to the limitations of ctDNA, such as the inability to accurately detect complex mutations and the lack of shedding ctDNA in blood leading to undetectable levels in blood. Thus, a genomic testing solution offering the added flexibility of sample and analyte type could provide additional optionality for clinicians’ decision making.
Today’s prominent genomic tests are generally fixed panels, meaning the genomic targets being examined are the same for all cancer patients. In addition, these panels are not adaptable without significant re-engineering. As a result, genomic testing providers utilize a broad panel in attempts to future-proof their tests due to the inherent limitations of the underlying technology. These “one-size-fits-all” tests are not customizable for a patient-specific set of mutations and the entire panel must be run, irrespective of the additional cost or additional time associated with portions of the test that may be irrelevant for the particular patient.

The complexity of many genomic testing options require significant resources and sophisticated infrastructure, which are typically limited to specialized academic or centralized facilities. As a result, hospitals need to outsource their genomic testing, which can take anywhere from 7 days to well over 20 days. This incurs costs that are not reimbursed, presenting an additional hurdle to adoption. These factors particularly affect community and regional hospitals where approximately 85% of cancer patients are treated. In the central laboratory model, once a patient sample is obtained, either through blood or tissue, the sample must be physically delivered to the centralized testing facility and analyzed, and results must then be sent back to the site of care. The centralized testing facility controls the patient sample and the resulting raw genetic data and receives reimbursement from payors, which disintermediates the provider and their workflow due to lack of utility, high cost and turnaround time.
Biopharmaceutical companies use genomic tests in connection with clinical trials to determine the efficacy of drugs they have in development. The tests they use face the same limitations noted above. Additionally, due to the complexity of available genomic tests, all samples must be shipped back to a central lab for testing, which can be impractical, introduce privacy concerns and impede multi-jurisdictional studies for biopharmaceutical companies. With over 800 late-stage pipeline therapies in 2018, the ability to bring genomic testing to clinical trial sites locally would help streamline clinical trials and allow them to expand beyond geographic boundaries.
Cancer monitoring
Clinicians are eager to expand precision oncology into early-stage cancer, where it is more likely to elicit a cure. Although genomic testing is starting to be used in therapy selection for late-stage cancer, there has not been wide adoption of genomics to measure cancer progression, identify recurrent cancer sooner, or enable patients to receive treatment intended to eradicate microscopic levels of recurrent disease.
Cancer monitoring is most clinically useful when frequently and routinely performed with high levels of specificity following cancer diagnosis. For example, having specificity of only 97% would statistically result in 6% of false positives from 2 tests per person, which grows to 38% of false positives from 16 tests per person. In other words, if 4 tests were performed on each patient per year, approximately 1 in 20 patients would be falsely diagnosed with cancer recurrence within the first 6 months and worsening to approximately 1 in 10 within the first year. This would translate into well over one million misdiagnoses per year. Specificity of 99.99% or more is needed in order to provide confidence that the presence of cancer is not falsely identified.
High sensitivity is also required at a sub-single molecule limit of detection, as having high specificity alone is not sufficient to create a clinically useful monitoring test. Large fixed panel tests are generally not sensitive enough to detect the low levels of cancer in a patient following treatment of early-stage cancer, nor can they detect cancer early enough to provide a significant advantage over standard of care. This is because these tests typically do not target enough patient-specific mutations, a problem commonly referred to as sampling bias. Additionally, these panels are generally expensive and would be cost prohibitive to perform serially. The lack of cost-effective, highly specific and sensitive routine monitoring has led to minimal new therapeutic options for patients and represents a large unmet medical need, as it is understood that treatment of early-stage cancer patients is more likely curative than treatment of late-stage cancer patients.
Biopharmaceutical companies are seeking new technologies that can accurately and specifically identify this population so that they can reduce clinical trial size, increase the likelihood of demonstrating therapy effectiveness and, in doing so, reduce clinical trial costs. Because of the difficulty in identifying MRD, it has historically been problematic to identify which patient populations are at high risk for recurrence following early surgical or other intervention, and drug development for post-treatment therapies is currently under-resourced. In addition, due to heavy competition in the late-stage cancer space there is intense interest in finding clinical utility in early stage cancers for already approved drugs. Lastly, there is also increasing focus on the genomic information provided by ctDNA given its presence is strongly correlated with disease progression. Detection of MRD using ctDNA can lead to more effective patient selection and alternative clinical trial endpoints. Therefore, the earlier ctDNA can be detected, the faster biopharmaceutical companies can reach clinical trial endpoints, accelerate drug approvals and further reduce drug development costs.
Barriers to the democratization of precision oncology
We believe the challenges of accuracy, utility, turnaround time, and economics of genomic testing have prevented broad adoption of precision oncology.

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Accuracy: Although current tests can accurately detect common or simple mutations, most cannot accurately detect complex mutations, resulting in a high rate of false negatives and positives. These tests are designed with inherent biases which fundamentally limit their ability to detect both known and unknown alterations.

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Utility: Current tests generally take a “one-size-fits-all” approach, limiting utility. Generally, these tests are limited to blood or tissue and can only target one analyte, providing a limited view of mutations. Biomarker targets in these tests are often static because re-engineering the biomarker content or underlying technology is difficult.

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Turnaround time: Results from centralized genomic tests can take well over 20 days to be returned, depending on complexity and sample type. As late-stage cancer patients are likely to experience superior survival rates and outcomes when treated as soon as possible after diagnosis, lengthy turnaround times can prevent timely treatment.

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Economics: The complexity of many genomic testing options require significant resources and sophisticated infrastructure, which are typically limited to specialized academic or centralized facilities. As a result, hospitals typically outsource their genomic testing, which incurs costs that are not reimbursed, presenting an additional hurdle to adoption. This particularly affects community and regional hospitals where approximately 85% of cancer patients are treated. Centralized labs that perform genomic testing receive the benefits of reimbursement and retain possession of patients’ tumor biopsies and control patient data.

The potential for democratized precision oncology
When precision oncology is democratized and genomic testing is available locally, we believe biopharmaceutical companies will be able to introduce promising new therapies more efficiently to broader cancer populations, furthering clinicians’ ability to better treat their patients, which will reduce the burden on the healthcare system and improve patient outcomes.
We believe democratizing precision oncology will herald a new paradigm in the treatment of cancer characterized by the following:

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Genetic tests will be personalized for every patient — Genetic tests that are specifically designed to detect each patient’s unique form of cancer will be available and clinicians will be able to determine a personalized course of treatment for every patient and monitor their progress.

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Patients will be treated with the right treatment, and only when treatment is needed — Tests that can identify previously undetected mutations will be available, providing the possibility of matching patients with targeted therapy, thereby reducing the use of outdated, non-specific chemotherapy and other toxic treatment regimens and their resulting consequences.

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Patients can be tested and treated anywhere — Patients globally will have access to the same level of cancer testing, treatment and care whether they have access to a large academic cancer center or their community hospital. Patients will be able to remain closer to home as they receive care, which can also enhance clinical outcomes.

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Clinicians will have access to flexible genetic tests — Clinicians will no longer be locked into a “one-size-fits-all” testing modality.  They will have access to tests that will be able to selectively target the biomarker of interest and test across sample type or analyte, depending on their specific need.

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Biopharmaceutical companies will have access to tests that can lower costs and expedite their clinical trials — Biopharmaceutical companies will be able to increase the chances of a drug’s success in clinical trials because they will be able to identify and select patients with the right genomic tumor profile for participation in their trials.  This will enable them to potentially require fewer patients for their trials, thus shortening the duration of late-stage clinical trials and bringing more best-in-class drugs to patients who need them sooner.

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Genomic testing costs for all stakeholders will be economically feasible — Genomic testing will be affordable for patients and profitable for hospitals and providers which will drive broad adoption.  For hospitals and clinics, genomic testing will evolve from a cost center to a revenue generator.

Our market opportunity
We believe that democratizing precision oncology by providing personal, actionable, easy-to-use products in the local setting will improve patient care. Our turnkey products and services have applications in therapy optimization and cancer monitoring, representing a total global market opportunity we estimate to be approximately $45 billion. We estimate our opportunity in the United States to be approximately $20 billion and our opportunity outside the United States to be approximately $25 billion.
Therapy optimization
Clinicians are eager to optimize therapy through diagnosis, prognosis and targeted therapy selection. Given the limitations of current centralized testing options, we believe empowering clinicians with a decentralized turnkey solution for therapy optimization will be a significant breakthrough in the standard of care. Our solution also benefits biopharmaceutical companies across a range of applications, including patient selection and recruitment for clinical trials and potentially commercialization once the drug is approved, as well as identification of new genomic targets for drug development.
For therapy optimization, we estimate a $5 billion total global market opportunity, inclusive of clinical and biopharmaceutical markets. This includes a U.S. clinical opportunity of $1.3 billion, which assumes approximately 900,000 metastatic patients with solid tumors, blood cancers and sarcomas in the United States. Outside of the United States for therapy selection, we estimate a clinical opportunity of $1.7 billion, which assumes approximately 1.9 million metastatic patients with solid tumors, blood cancers and sarcomas. Finally, we estimate a $2 billion global opportunity for therapy optimization based on the industry’s clinical pipeline of over 800 late-stage therapies in 2018.
Cancer monitoring
Clinicians are eager to expand precision oncology into early-stage cancer, where it is more likely to elicit a cure. Our solution is capable of detecting disease burden, including MRD, even when other methodologies fail because we manufacture patient-specific ctDNA panels based upon the genomic profile of their cancer. We believe our approach will revolutionize how cancer is managed by measuring cancer progression, measuring therapy effectiveness, determining a treatment regimen and refining therapy.
In the United States, we estimate 5.5 million non-metastatic cancer patients are eligible for personalized cancer monitoring. Outside of the United States, we estimate 11 million non-metastatic cancer patients are eligible for personalized cancer monitoring.
We estimate the total global cancer monitoring market is approximately $40 billion, which consists of a $15 billion market in the United States, a $24 billion market outside the United States and a $1 billion market with biopharmaceutical companies.
We estimate the market opportunity for personalized cancer monitoring for biopharmaceutical companies to be approximately $1 billion. We believe that approximately 180 global clinical trials are eligible for cancer monitoring.
Our solution
We believe we have overcome the challenges of accuracy, utility, turnaround time and economics of genomic analysis with our flexible product development platform that can generate hundreds of products so cancer patients with almost any cancer type, can receive therapy informed by a genomic test.

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Accuracy: We believe our purpose built AMP chemistry can accurately detect complex, as well as known and unknown, mutations. This allows us to provide actionable information to clinicians to better inform treatment.

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Utility: Our products can test across a multitude of sample types, not limited to blood and tissue, targeting DNA, RNA, and ctDNA in order to provide higher resolution and a more comprehensive view of mutations. Our platform enables rapid and efficient customization of biomarker targets. Together, we believe these features open additional areas of clinical application within therapy optimization and monitoring of early-stage cancer.

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Turnaround time: Our products enable local testing, accelerating time to results while also allowing the original clinician to maintain sample custody. The reduction in time to actionable results accelerates clinical decisions, which we believe improves clinical care as intervention can occur sooner.

•	Economics: We have designed a flexible platform that seeks to empower providers in all patient care settings to participate in the economics of precision oncology testing.

The core of our solution is our proprietary AMP chemistry. Our flexible product development platform consists of our proprietary reagents, our AMP chemistry and our bioinformatics software, all of which are scalable, easy to use and clinical grade. We have used our product development platform to develop a suite of RUO products. We have also developed a pipeline of IVD products, including STRATAFIDE and PCM, by adapting our RUO product lines. Our flexible product development platform, suite of RUO products, and pipeline of IVD products provide a solution for clinical-use or pharmaceutical development which we believe will drive the democratization of precision oncology.
Our proprietary AMP chemistry
At the core of every Archer assay is AMP, our proprietary target enrichment chemistry developed to create target-enriched libraries for NGS. AMP chemistry is purpose-built to accurately identify both simple and complex genetic mutations by leveraging the power of bidirectional primers and molecular barcodes, or MBCs, from low nucleic acid input in tissue or blood. AMP chemistry is also flexible, so it can be used for applications in DNA, RNA, and ctDNA sequencing across most tumor types.
Our AMP chemistry is differentiated because it is:

•	Unbiased — AMP is able to identify simple and complex genetic mutations given its use of bidirectional gene-specific primers.

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Efficient — Tumors are heterogenous, comprised of normal and cancerous cells, making cancer signals difficult to detect. AMP was designed to capture the mutated DNA, RNA, or ctDNA molecules even at low levels. For example, AMP-based target enrichment is able to preferentially enrich for highly fragmented ctDNA over genomic DNA. This reduces background noise and increases the sensitivity for detection of low-allelic fraction mutations, which are low level cancer signals, while retaining specificity.

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Error correcting — PCR and NGS can both introduce errors that need to be identified and corrected. AMP uses MBCs and strand-specific bidirectional primers to correct these technical errors to achieve high clinical accuracy.

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Quantitative — AMP uses MBCs to enable unique molecule counting. This allows for statistical analysis to provide high confidence in negative and positive calls. This also enables clinicians to accurately correlate results with disease burden, allowing investigation and eventual clinical application of therapy optimization and cancer monitoring.

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Flexible — The biomarker targets of AMP-powered assays can be customized with minimal re-engineering. New biomarker targets can be added to AMP-powered assays to match the pace of discovery while maintaining performance of existing biomarker targets. The AMP chemistry makes it easy to design primers for the desired targets, because AMP only requires one primer per biomarker target. This flexibility allows us to rapidly build customized products without re-engineering AMP.

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Versatile — AMP chemistry was purpose-built for wide sample type compatibility, including low-input and degraded DNA, RNA, and ctDNA. AMP enables us to analyze multiple analytes with a range of quality and quantity, allowing providers to extract more information from every sample, which is particularly useful for patients with limited biopsy material.

Our product development platform
We have developed a turnkey solution that enables any laboratory to generate high quality genomic data. On the front end, our reagents enrich and prepare actionable biomarkers for sequencing. On the back end, our bioinformatics analysis identifies the cancer-associated genomic mutation to inform therapy.

Our product development platform consists of our proprietary reagents, AMP chemistry, and bioinformatics software:
Our reagents include DNA, RNA, or ctDNA modifying enzymes, gene or patient specific primers, and our core AMP chemistry. Our platform is designed to be modular, allowing customers to choose the enzymes specific to analyte type, followed by biomarker-specific primers. These off-the-shelf or custom reagents are packaged and delivered to our customers. The reagents are then applied to the patient sample to produce a target-enriched NGS library. The clinicians then run the NGS library through a sequencer. The resulting sequence data is then analyzed using our robust bioinformatics software, which can be tailored to a broad array of sequencing applications through add-on modules. Our bioinformatics software enables the automation of sequencing data processing, corrects for common errors, has a simple graphical user interface, and allows clinicians in almost any lab to have ready access to actionable information from genomic testing.
We believe our product development platform has the following advantages:

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Manufacturing and processing efficiency — The product development platform’s flexibility and robustness allows for assay customization as quickly as within two weeks. We are able to streamline the total number of components needed for assay development and manufacturing as only the primers or enrichment reagents need to change for new assays, not the underlying technology, AMP, or the enzymes. This streamlines the process in order to scale manufacturing throughput with automation without incurring significant additional cost.

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Reliability — AMP supports reproducible and consistent results. Our product development platform minimizes the need to introduce more complicated elements than necessary, helping to allow our AMP chemistry to perform to its full potential, leading to consistent, reproducible highly accurate results. This enables our tests to work reliably and be clinically relevant for our users, which drives repeat orders and we believe will drive further adoption of our products.

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Simplification and optimization — We have designed our tests to work as needed by the clinician by providing all the specific reagents and biomarker-specific primers needed to prepare their specific sample type for AMP. We believe this quality control and convenience will provide a seamless experience for users and further drive adoption.

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Modularity — The modular nature of our product development platform where we pair AMP with target or sample-specific enrichment reagents or biomarker-specific primers has allowed us to develop hundreds of custom RUO products since our inception. We believe we can leverage our modular product development platform in the future to continually produce new products at a quicker pace than if we had to redesign the underlying technology for each new assay design.

We believe our reagents have the following advantages:

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Easy-to-use reagents — Our reagents are shipped in a convenient pre-packaged format containing biomarker-specific primers and lyophilized reagents. Reagents are lyophilized for ease of use and packaged into single-use strip tubes which facilitate correct usage. Each component is clinical grade with features to identify and avoid human error, such as contamination or liquid master mix preparation mistakes. Additionally, flexible formats allow for various run size, automation compatibility and batching of patients in a single run depending on lab capability and testing demand.

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Lower thresholds for training — Our easy-to-use reagent workflows overlap from product to product, which allows for consistent library preparation and helps ease laboratory staff training requirements, improving assay precision and adoption.

We believe our bioinformatics software has the following advantages:

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Easily understandable outputs — Our bioinformatics software provides easily understandable readouts with relevant information that clinicians can interpret themselves and use to inform therapy, rather than having to spend large amounts of capital to develop proprietary bioinformatics or rely on centralized labs to interpret results.

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Data control — Our bioinformatics software allows hospitals to retain control of their data. Its flexible configuration can be used via a private cloud-based instance or a virtual machine that can be installed on a customer’s own hardware behind their firewall.

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Rapid results — Our bioinformatics software can analyze hundreds of samples simultaneously to deliver fast turnaround times and quickly provide clinicians with actionable results to optimize therapy for patients. We believe our bioinformatics software’s ability to make results intelligible will lead to broader adoption of our solution as clinicians are able to rapidly access test results.

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Customizable — Our bioinformatics software can be tailored to a broad array of sequencing applications through add-on modules without the need to update the core software. This provides clinicians with a singular, easy-to-use portal for current and future applications.

Clinical applications of our product development platform
We have used our product development platform to create hundreds of RUO products. We believe we will be able to leverage our experience from these efforts to develop IVDs for therapy optimization and cancer monitoring. Currently, we are developing our IVD products, STRATAFIDE and PCM, which have both received Breakthrough Device designation from the FDA. We believe that our product development platform makes us a partner of choice for biopharmaceutical companies.
STRATAFIDE
We developed STRATAFIDE to solve for the underutilization of currently available targeted therapies in late-stage cancer patients with advanced solid tumors. While DNA, RNA and ctDNA each have unique advantages and disadvantages in test accuracy, if only one analyte is used individually, a patient is at risk of an inaccurate result. However, in our STRATAFIDE IVD, we intend to combine the advantages so the clinician has the optionality needed to ensure each patient receives the right information at the right time to make the right treatment decision. With STRATAFIDE, our kitted solution, clinicians can practice precision oncology even in regional and community settings, where approximately 85% of cancer patients receive care.
Personalized Cancer Monitoring (PCM)
We developed PCM as a powerful patient-specific product for monitoring cancer to expand precision oncology to early-stage cancer treatment. We believe PCM will address the limitations of standard of care methodologies, such as imaging and cancer antigen testing, by monitoring patients through routine blood draws to measure cancer progression, measure therapy effectiveness, determine a treatment regimen and refine therapy. Similar monitoring approaches have proven beneficial in blood cancer treatment. We believe applying a similar approach to early-stage solid tumors could prove equally beneficial.
Biopharmaceutical collaborations
We believe we are a collaborator of choice for biopharmaceutical companies because of the strengths of our product development platform. Many large biopharmaceutical companies are multinational, making the ability to effectively operate clinical trials on a global basis important. Our deployable pre-packaged solution enable us to install an assay for clinical trials at any global CRO, making our reach truly global and not limited by geography. We couple this with assay development and regulatory expertise required to provide assays across geographies.
Our product development platform creates customized products that are sample agnostic and able to detect both known and novel genomic mutations, therefore capable of identifying patients’ eligible for clinical trial enrollment with greater accuracy. With the ability to identify patients faster, we believe biopharmaceutical companies can potentially accelerate clinical trial enrollment and ultimately drug approval.
Our products and services
We have five marketed RUO product lines: VariantPlex, FusionPlex, LiquidPlex, and Immunoverse, which we refer to as our ArcherPlex suite, and PCM. Our RUO products are configured to accommodate the differing NGS test volume requirements of our customers. Our RUO products are typically configured to include reagents sufficient to perform 8 to 96 NGS tests. We refer to the set of reagents needed to perform an NGS test as a “reaction”. Each of our RUO products can be used individually or in combination as deemed necessary by the clinician. Our RUO product lines have been used by over 300 leading academic and commercial laboratories, we have delivered products for over 375,000 reactions, and we have worked with over 50 biopharmaceutical companies and CROs. We are pursuing FDA clearance and/or approval for STRATAFIDE, our universal IVD and companion diagnostic product, which has received Breakthrough Device designation from the FDA. We have also received Breakthrough Device designation from the FDA for PCM, which we are developing as an IVD for cancer monitoring. Additionally, our products are used by leading pharmaceutical companies globally for a range of applications, including identifying target patient populations to accelerate clinical trial enrollment, drug development and potential commercialization as a companion diagnostic test post drug approval.
RUO products
VariantPlex
VariantPlex utilizes AMP and was purpose-built to accommodate low-input and degraded DNA from common clinical samples, such as FFPE tissue or blood. VariantPlex can detect complex mutations like large InDels and CNVs. VariantPlex can also enrich for difficult to access, complex regions in the genome, such as CEBPA or pseudogenes, to unlock clinically actionable information and improve patient care.
VariantPlex has applications for both solid tumors and blood cancer. It was developed to investigate biomarker targets with known or suspected clinical relevance, including those recommended in NCCN guidelines. Biopharmaceutical companies also use VariantPlex to investigate biomarker targets in the context of clinical trials. In addition, VariantPlex can be used for monitoring blood cancers such as acute myeloid leukemia, or AML.
The following table shows our pre-configured VariantPlex products:

FusionPlex
We designed RNA-based FusionPlex to identify RNA abnormalities and measure RNA expression levels across cancer types, including solid tumors, sarcomas and blood cancers. FusionPlex’s simultaneous detection of fusions, splicing, kinase domain duplications, or KDDs, internal tandem duplications, SNVs InDels and expression empowers clinicians with robust information, conserving sample and time.
FusionPlex uses RNA instead of DNA as input material, which allows for more accurate and more cost-effective fusion detection than DNA-based hybrid capture techniques. FusionPlex places gene-specific primers near known fusion breakpoints to identify RNA abnormalities with a single primer. Because FusionPlex can identify known and novel alterations, with a limited number of primers, it can detect fusions more efficiently and accurately than DNA-based approaches.
KDDs are emerging as an important and actionable mutation, because patients with KDDs can respond to targeted therapies. Like KDDs, other emerging biomarkers best suited for discovery in RNA are becoming better understood. We believe FusionPlex’s ability to accurately and efficiently detect KDDs and other novel RNA abnormalities means it is well-positioned to accelerate drug development for cancer associated with these emerging biomarkers.
FusionPlex can also determine relative RNA expression for select genes because MBCs are ligated to input material prior to amplification. For example, RNA expression can define tissue of origin, or be used to define cellular subtypes.
FusionPlex has applications for solid tumors, including sarcoma, and blood cancers, and is capable of amplifying small amounts of degraded RNA. It was developed to investigate biomarker targets with known or suspected clinical relevance, including those recommended in NCCN guidelines. Biopharmaceutical companies also use FusionPlex to investigate biomarker targets in the context of clinical trials. In addition, FusionPlex can be used for monitoring blood cancers.
The following table shows our pre-configured FusionPlex products:
LiquidPlex
Although tissue biopsies are the standard for genomic testing in cancer, they can be cumbersome and invasive. Tissue biopsies require the extraction of solid matter either directly from a tumor or from bone marrow which can involve needles, endoscopic tools or excision using sharp tools. Side effects can include risk of infection, internal bleeding and/or prolonged recovery time. We developed our LiquidPlex product to address the disadvantages of tissue biopsies. Liquid biopsies measure ctDNA in a sample of fluid which can be collected in less-invasive ways such as an intravenous blood draw. We designed the ctDNA LiquidPlex technology to enable efficient target capture of, and mutation detection in, ctDNA from liquid biopsies. Our LiquidPlex technology uses AMP-based target enrichment to preferentially enrich highly fragmented ctDNA over genomic DNA to reduce background noise and increase detection sensitivity of low-allelic fraction mutations. LiquidPlex utilizes error correction to enable high accuracy mutation detection.

LiquidPlex has applications for solid tumors. It was developed to investigate biomarker targets with known or suspected clinical relevance, including those recommended in NCCN guidelines. Biopharmaceutical companies also use LiquidPlex to investigate biomarker targets in the context of clinical trials. In addition, LiquidPlex can be used for cancer monitoring.
The following table shows our pre-configured LiquidPlex products:
Immunoverse
We created Immunoverse to characterize the human immune repertoire from RNA input. Immunoverse uses AMP for clonotype identification and frequency reporting. AMP-powered error correction measures sample complexity and enables rare clone identification. The unbiased amplification provides for an accurate and reproducible measure of T cell receptor, or TCR, and B cell receptor, or BCR, diversity.
Immunoverse has applications for both solid tumors and blood cancer, including prognosis and repertoire profiling. It can be used to profile tumor infiltrating lymphocytes, or TILs, and compare TCR diversity in the tumor and in circulation. Immunodiversity can be prognostic and can be used to map neo-antigens derived from cancer cells to the corresponding TCRs. Immunoverse can also measure BCR diversity and look for clonal amplifications indicative of blood cancer.
The following table shows our pre-configured Immunoverse products:
Custom design services
The rapid evolution in our market demands customization of genomic content and applications. Our product development platform addresses this need. Our Assay Designer enables biomarker content customization and our Designer Pro enables new application development.
Assay Designer
Assay Designer can be used to configure biomarker targets within the VariantPlex, FusionPlex and LiquidPlex product lines. Assay Designer is an online tool that allows the customer to design new biomarker targets, mix and match existing targets or add new targets to an existing product. Through the online interface, our customers may review hundreds of lab-tested, verified primer designs or use primer design tools to build customized products. Our design experts review all custom products, which are subjected to a rigorous quality control process prior to shipment. While complex designs may require interactive review with the customer, we deliver most designs in four to five weeks.
Designer Pro
Most customized products can be created within Assay Designer. However, for customers seeking an additional layer of product optimization, we offer Designer Pro. We collaborate with our customers to develop every Designer Pro product to customer-defined specifications. We provide full hands-on training and bioinformatic support for a quick and easy transition into customers’ labs.
Our customers, including key opinion leaders, typically utilize Designer Pro for their challenging applications. It can be used to update biomarker targets or create new applications, allowing customers to customize the targets and facilitate changes to the testing paradigm. Current novel applications of Designer Pro products include using:

•	a custom VariantPlex product for MRD detection in pediatric patients with acute myeloid leukemia;

•	a custom FusionPlex product for real-time sequencing and rapid identification of fusions in leukemias using rapid NGS technology; and

•	a custom LiquidPlex product for tumor virus genome detection to track tumor burden and study viral oncogenicity and antiviral drug response.
Product development pipeline
STRATAFIDE
STRATAFIDE is our easy-to-use, clinical grade IVD and companion diagnostic under development, designed to be a first-line genomic test for any patient with a late-stage solid tumor. STRATAFIDE utilizes information from our experience with VariantPlex, FusionPlex and LiquidPlex technologies to develop a single pan-solid tumor companion diagnostic device which is designed to meet global regulatory clearance and/or approval requirements. STRATAFIDE is a comprehensive NGS-based therapy optimization product which uses our reagents and bioinformatics software. Our lyophilized reagent kit is used to enrich actionable biomarkers from DNA and RNA extracted from a tissue biopsy and from ctDNA extracted from the plasma fraction of blood. Our bioinformatics software solution identifies both simple and complex genomic mutations in DNA, RNA and ctDNA to provide actionable clinical information for any qualified lab. We believe that, if cleared and/or approved, STRATAFIDE may be the first IVD to enable the analysis of tissue and liquid biopsy in a single, comprehensive device. We believe that STRATAFIDE will democratize precision oncology in late-stage solid tumors.
We developed STRATAFIDE to solve for the underutilization of currently available targeted therapies in late-stage cancer patients with advanced solid tumors. While DNA, RNA and ctDNA each have unique advantages and disadvantages in test accuracy, if only one analyte is used individually, a patient is at risk of an inaccurate result. However, when used together in our STRATAFIDE IVD, we combine the advantages so the clinician has the optionality needed to ensure the clinician receives the right information at the right time to make the right treatment decision for the patient.
STRATAFIDE can be used to detect CNVs, SNVs, InDels and fusions, and utilizes AMP which allows for the addition of biomarker targets to the product without significantly impacting performance. This provides for adaptability as new biomarkers, tumor types, and targeted and immuno-oncology therapies are discovered, which we believe enables development in a shortened timeframe. We intend to include multiple companion diagnostic claims with 27 NCCN genes covered in our FDA submissions. We believe STRATAFIDE can increase in clinical utility and evolve as new claims, biomarker targets, and indications are discovered. We believe additional claims can be added for future therapies as new drugs are approved. We believe STRATAFIDE will allow clinicians to direct patients into relevant clinical trials and ultimately increase the speed of clinical trial stratification and enrollment, which is attractive for patients, clinicians and biopharmaceutical collaborators alike.
In March of 2018, the Centers for Medicare and Medicaid Services, or CMS, finalized a national coverage determination, or NCD, for NGS laboratory tests for patients with advanced cancer. CMS believes when these tests are used as a companion diagnostic to identify patients with certain mutations that may benefit from FDA-approved treatments, these tests can assist clinicians in making more informed treatment decisions. We believe this NCD will not only drive clinical adoption but also encourage our biopharmaceutical collaborators to complement therapies with STRATAFIDE.
We believe STRATAFIDE could also be used to monitor therapy response and determine therapy resistance. Patient response to therapy can be monitored by comparing mutations in the blood before, after, and during treatment. Advanced cancer patients have macroscopic disease and therefore a fixed panel like STRATAFIDE could be used for monitoring in this setting.
In December 2018, the FDA granted Breakthrough Device designation to STRATAFIDE, which offers potentially faster review for breakthrough medical devices that address unmet medical needs. To market STRATAFIDE as an IVD in the United States, we will need to receive FDA approval and/or clearance for STRATAFIDE as a medical device under the FDCA. We plan to submit our initial companion diagnostic claims on STRATAFIDE for FDA approval in 2020, including 510(k) filings or PMA filings, and the additional companion diagnostic claims on STRATAFIDE for FDA approval in 2020 and 2021. We also intend to pursue regulatory clearances and approvals in specific markets outside the United States, including Japan and Europe. A specific companion diagnostic claim was submitted to the Japanese PMDA in December 2019 and approved in March 2020.
Personalized Cancer Monitoring (PCM)
PCM is a powerful patient-specific product for monitoring cancer, which is based on a customized LiquidPlex panel. We intend to use our product development platform to create a wide array of PCM products needed to serve the large population of cancer patients.
We believe PCM has the potential to address the limitations of standard of care methodologies, such as imaging and cancer antigen testing, by monitoring patients through a routine blood draw to measure disease progression, measure therapy effectiveness, determine a treatment regimen and refine therapy. Similar monitoring approaches have proven beneficial in blood cancer treatment. We believe applying a similar approach to early-stage solid tumors could prove equally beneficial. PCM provides tumor-informed longitudinal analysis of ctDNA found in patient blood where the quantity of ctDNA is a predictor of disease stage and burden. PCM achieves accuracy at low limits of detection by focusing the ctDNA analysis on known patient-specific mutations found in the tumor tissue. PCM has been able to leverage greater than 600 mutations in a single LiquidPlex panel, but we believe its ability to leverage mutations is only limited by the number of mutations found in the patient’s cancer.
We believe early-stage cancer patients can benefit from cancer monitoring to:

•	Measure disease progression (Recurrence Monitoring of Residual Disease) — We can detect recurrence before it is symptomatic, allowing for early intervention when the cancer is most curable.

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Measure therapy effectiveness (Therapy Response Monitoring) — We can identify if a therapy is truly effective or ineffective earlier than standard trial endpoints (i.e., Response Evaluation Criteria in Solid Tumors, or RECIST), reducing the cost and time to perform clinical trials.

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Determine treatment regimen (Therapy Optimization) — We can identify previously undetectable high-risk patients in the adjuvant cancer setting to bring approved therapies currently approved for late-stage patients into the early-stage setting, when the cancer is most curable.

•	Refine therapy (Therapy Modulation) — We believe a future application of PCM could be to remove adjuvant therapy from surgically cured patients.

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Measure clinical trial endpoints (Novel Surrogate Clinical Trial Endpoints) — We believe PCM could potentially reduce the cost and length of trials to accelerate drug development, which can bring life-saving therapies to market faster and allow biopharmaceutical companies to complete more trials in the same finite time period.

With respect to recurrence monitoring of residual disease, early detection of recurrence to treat micro-metastatic disease that is not detectable by other modalities, such as imaging which is a lagging indicator of relapse, could improve clinical outcomes. Early intervention in patients with solid tumors is more likely to elicit a cure, and the ability to identify patients at high-risk for recurrence makes interventional adjuvant trials possible. Previously, early-stage cancer interventional trials would require large cohorts due to the low probability of relapse, but with PCM, we believe patients could be identified as high risk sooner, reducing the number of patients biopharmaceutical companies would need to enroll in clinical trials.
In addition, PCM has benefits in blood cancers, such as AML, which has low mutational burden making it a prime candidate for fixed biomarker analysis supplemented by patient-specific biomarker analysis. Furthermore, blood draws yield large amounts of nucleic acid making rare clone detection feasible. PCM provides clinicians with a high level of sensitivity, which we believe has not been previously achieved. PCM has the ability to detect the recurrence of cancer earlier, which can lead to more favorable outcomes.
Our PCM process involves the following steps for solid tumors:

(1)	At initial diagnosis, exome sequencing of the surgically removed tumor or a tumor biopsy is used to identify the patient-specific cancer mutations.

(2)
Data from the exome sequencing is analyzed with proprietary algorithms to select the patient-specific cancer mutations most likely to yield the greatest sensitivity for recurrence of the patient’s cancer.

(3)	An enhanced version of Assay Designer is used to create a personalized LiquidPlex product, which is used to longitudinally track ctDNA and measure cancer burden.

(4)	The personalized product is delivered to the laboratory affiliated with the patient’s care team.

(5)	The clinicians use the personalized product to assess ctDNA taken from non-invasive peripheral blood draws at specified intervals, yielding a quantitative longitudinal view of the cancer’s evolution.
Our PCM process provides multiple benefits, including the accuracy of sequencing the whole exome for the longitudinal serial measures without added cost, since only the patient-specific mutations are sequenced. Additionally, by tracking multiple mutations, PCM overcomes the limitations of sampling low levels of ctDNA in blood using fixed panel approaches, affording high sensitivity and specificity necessary for a monitoring application. We believe that, if approved as a companion diagnostic, PCM will identify patients that have primary recurrence during systemic adjuvant therapy, making them eligible for additional therapy and improving overall survival and disease-free survival.
As part of an on-going collaboration with University College London and the Francis Crick Institute, we are utilizing PCM to detect low-volume minimal residual disease at high levels of sensitivity to help achieve a more personalized approach to developing cancer treatments.
In January 2020, the FDA granted Breakthrough Device designation to PCM, which offers potentially faster review for breakthrough medical devices that address unmet medical needs. To market PCM as an IVD in the United States, we will need to receive FDA approval and/or clearance for PCM as a medical device under the FDCA. We are developing PCM for regulatory clearance and/or approval both on our own and in collaboration with biopharmaceutical companies. We plan to submit PCM for FDA clearance and/or approval, including 510(k) filings or PMA filings, in the future.
Clinical evidence
Our collaborations have showcased our AMP technology and provided insight into the clinical utility of distributed genomic testing. We believe our relationships with leading academic cancer centers such as University College London and others have validated our technology and its applicability in a wide variety of clinical settings as well as provided insight into future applications.
We have a large and growing body of comprehensive clinical evidence supporting the accuracy and utility of our core chemistry and product portfolio. To date, our products have been featured in over 200 peer-reviewed clinical and scientific publications, demonstrating our products’ performance for clinical applications.
Cumulative peer-reviewed publications
Below we highlight data that showcase the capabilities of Archer’s proprietary AMP chemistry:

•	High sensitivity and specificity — Archer AMP chemistry has demonstrated high sensitivity and specificity of simple and complex mutations compared to other methods.

•	Chemistry modularity — Archer AMP chemistry provides us with the ability to mix and match different sets of biomarker content without sacrificing performance.

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Known and unknown mutation detection — The accuracy of the Archer AMP chemistry has identified unknown RNA fusions for the very first time, which were unable to be detected given a lack of sensitivity in other testing methods.

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Improved clinical utility — Archer AMP chemistry has been proven to demonstrate improved clinical utility. For example, clinicians at Memorial Sloan Kettering profiled over 2,500 lung cancers using the MSK-IMPACT test. FusionPlex identified previously undetected, actionable mutations in 33 patients. Of these 33 patients, 10 received a matched targeted therapy, and 8 of these 10 achieved clinical benefit.

The following summarizes data included in peer-reviewed publications and documents submitted to regulatory agencies from studies which involved the use of our platform:
Selection of peer-reviewed customer publications

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Summary of study results: Archer’s products provide highly sensitive (true positive) results, correctly identifying individuals with a genetic mutation, and highly specific (true negative) results, correctly identifying individuals without a genetic mutation across institutions.

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Summary of data: In a subset of 219 patient samples, multiple institutions achieved a sensitivity of 100% and specificity of 100% using our FusionPlex product.  In addition, investigators at Virginia Commonwealth University, Duke University and Genosity’s CAP-accredited laboratory also achieved sensitivity and specificity of 100% in over 515 patient samples with our VariantPlex product.  Finally, investigators at Massachusetts General Hospital interrogated 110 mutations using our LiquidPlex product to identify mutations in solid tumors from blood samples with 90% sensitivity and 100% specificity.

The table below contains data from certain customer publications reporting the use of our products in analytical validation studies. We believe these studies are representative of the results of the use of our products based on the quality of the design and size of each study.
Detection of MET Exon 14 (METex14) skipping is another example of the precision of Archer’s platform to identify variants that can inform therapy. METex14 is a predictive biomarker that maps to specific targeted therapies. Thus, accurate detection of METex14 is key to ensure patients receive best-in-class targeted therapy instead of toxic chemotherapy. The table below is a performance example from an Investigational Device Exemption validation that we performed that demonstrates Archer’s test can detect METex14 with 100% sensitivity and specificity at greater than 10% tumor content.

Comparison of Archer’s AMP against conventional genetic testing methods — AMP
Anchored multiplex PCR for targeted next-generation sequencing
Z. Zheng et al., Nat. Med., 2014

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Summary of study result: Clinical validation of AMP as compared to fluorescent in situ hybridization, or FISH. The first validation of AMP demonstrated superior performance with respect to clinical sensitivity and specificity when compared to standard clinical FISH assays. The study also demonstrated AMP can reduce tissue sample quantity needed while still gathering high quality results.

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Summary of data: An AMP gene rearrangement panel using 319 FFPE samples showed 100% sensitivity (95% confidence limit: 96.5-100%) and 100% specificity (95% confidence limit: 99.3-100%) compared with reference methods. Based on performing AMP on 986 clinical FFPE samples, the study demonstrated AMP’s potential as both a robust clinical assay and a powerful discovery tool, which was used to identify new therapeutically important gene fusions: ARHGEF2-NTRK1 and CHTOP-NTRK1 in glioblastoma, MSN-ROS1, TRIM4-BRAF, VAMP2-NRG1, TPM3-NTRK1 and RUFY2-RET in lung cancer, FGFR2-CREB5 in cholangiocarcinoma and PPL-NTRK1 in thyroid carcinoma.

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Archer implication: Accuracy and Utility — AMP is a scalable and efficient next-generation sequencing target enrichment method for research and clinical applications. Archer’s AMP chemistry is compatible with low nucleic acid input from FFPE specimens and is effective in detecting gene rearrangements (without prior knowledge of the fusion partners), single nucleotide variants, insertions, deletions and copy number changes.

Comparison of Archer’s AMP against conventional genetic testing methods — FusionPlex
Molecular Analysis of Gene Fusions in Bone and Soft Tissue Tumors by Anchored Multiplex PCR-Based Targeted Next-Generation Sequencing
Lam, S., et al., J Mol Diag, 2018

•	Summary of study result: Archer FusionPlex-based test is superior to FISH and PCR in identifying complex mutations and can also identify previously unknown fusion partners.

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Summary of data: Archer’s AMP chemistry was used in a 26-gene FusionPlex Sarcoma panel and was evaluated and compared with FISH and reverse transcriptase-PCR (RT-PCR). Eighty-one samples were subjected to AMP-based targeted NGS, and 86% (n = 70) were successfully conducted and were either fusion positive (n = 48) or fusion negative but met all criteria for good quality (n = 22). A concordance of 90% was found between NGS and conventional techniques. AMP-based targeted NGS showed superior results compared to FISH and RT-PCR, which showed four cases that were false negative. The Archer assay also revealed COL1A1 and SEC31A as novel fusion partners for USP6 in nodular fasciitis, whereas FISH and RT-PCR did not detect these fusion partners.

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Archer implication: Accuracy and Utility — Archer’s platform can potentially unlock new clinical applications demonstrated by the validation of Archer’s AMP chemistry’s ability to detect complex mutations in RNA not possible with other technologies. This study provides clinical validation of AMP and demonstrates its superior utility compared to FISH and RT-PCR.

Detection of previously unknown genomic mutations through RNA
High yield of RNA sequencing for targetable kinase fusions in lung adenocarcinomas with no driver alteration detected by DNA sequencing and low tumor mutation burden
Benayed et al., Clinical Cancer Research, 2019

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Summary of study result: Large DNA-based sequencing tests lack adequate sensitivity for detecting all treatable cancer-related mutations, resulting in patients receiving non-specific, toxic chemotherapy. This study led to a new NCCN recommendation for concurrent RNA-based testing.

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Summary of data: As part of the prospective clinical genomic testing, clinicians at Memorial Sloan Kettering profiled 2,522 lung adenocarcinomas using the MSK-IMPACT test panel. This prospective clinical testing identified 195 (7.7%) fusions and 119 (4.7%) METex14 alterations. FusionPlex identified previously undetected mutations in 14% (36/254) of cases, 33 of which were actionable. Of these 33 patients, 10 then received matched targeted therapy, which achieved clinical benefit in 8 cases (80%).

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Archer implication: Utility and Flexibility — Archer’s RNA-based FusionPlex product line can identify previously undetected mutations, providing the possibility of matching more patients with targeted therapy, thereby reducing the consequences of outdated, non-specific chemotherapy and toxic regimens.

Validation of custom products for diverse patient populations
Development and Clinical Validation of a Large Fusion Gene Panel for Pediatric Cancers
Chang F., et al., J Mol Diagn. 2019

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Summary of study result: Clinical validation of a large, custom FusionPlex test interrogating 106 cancer genes involving nearly 600 different fusions reported in hematological malignancies and solid tumors. This test identified fusions with 100% sensitivity and specificity, regardless of sample type.

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Summary of data: Gene fusions are one of the most common genomic alterations in pediatric cancer. Many fusions encode oncogenic drivers and play important roles in cancer diagnosis, risk stratification, and treatment selection. In the validation for this study, the test demonstrated perfect accuracy, with 100% sensitivity and 100% specificity on 60 pediatric tumor samples. In addition to identifying all known fusions in the validation samples, three previously unrecognized, yet clinically significant, fusions were also detected. Following assay validation, 276 additional cases were analyzed, identifying 51 different fusions. Of these, 16 were not previously identified and provided genomic information useful for clinical management.

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Archer implication: Accuracy and Utility — This study demonstrates that Archer’s AMP chemistry enables custom FusionPlex products with many biomarker targets without sacrificing assay performance. In addition, FusionPlex products are able to detect the vast majority of known and previously unknown clinically-relevant fusions in pediatric cancers accurately and efficiently.

Driver mutation identification through liquid biopsy — LiquidPlex
Clinical Validation of a Cell-Free DNA Gene Panel
Cheng, J. et al., J Mol Diagn. 2019

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Summary of study result: Clinical validation of a 28-gene Archer LiquidPlex cell-free DNA panel that targets the most common genetic alterations in solid tumors that demonstrated 100% specificity and over 89% sensitivity in identifying solid tumor driver mutations.

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Summary of data: The use of liquid biopsies to identify driver mutations in patients with solid tumors holds great promise for performing targeted therapy selection, monitoring disease progression, and detecting treatment resistance mechanisms. In this study, the panel and analytical tools developed were used to analyze commercially available controls, allowing establishment of a limit of detection allele fraction cutoff of 0.25%, with 100% (95% CI, 81.5%-100%) specificity and 89.8% (95% CI, 81.0%-94.9%) sensitivity. In addition, a total of 163 blood samples were analyzed from patients with metastatic cancer (n = 123) and demonstrated a >90% sensitivity for detecting previously identified expected mutations. Longitudinal monitoring of patients revealed a strong correlation of variant allele frequency changes and clinical outcome. Additional clinically relevant information included identification of resistance mutations in patients receiving targeted treatment and detection of complex patterns of mutational heterogeneity.

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Archer implication: Accuracy and Utility — Although tissue is the gold standard sample type, it may be difficult to obtain and not every patient is healthy enough to undergo an invasive biopsy. This study demonstrates the ability of our LiquidPlex product to identify solid tumor driver mutations via liquid biopsy filling a critical need for patients without a tissue biopsy available. The high sensitivity and specificity and the correlation of variant allele frequency changes and clinical outcome strongly support clinical implementation of cell-free DNA panels in advanced cancer patients. We designed the ctDNA LiquidPlex technology to enable efficient target capture of and variant detection in ctDNA from liquid biopsies. Our LiquidPlex technology uses AMP-based target enrichment to preferentially enrich for highly fragmented ctDNA over genomic DNA to reduce background noise and increase detection sensitivity of low-allelic fraction variants.

Minimal residual disease detection for blood cancers
Impact of Conditioning Intensity of Allogeneic Transplantation for Acute Myeloid Leukemia With Genomic Evidence of Residual Disease
Hourigan et al., J Clin Oncol. 2019

•	Summary of study result: Clinical validation of a custom Archer panel to identify blood cancers by detecting MRD in patients with AML in remission.

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Summary of data: Patients with AML in remission remain at risk for relapse even after allogeneic hematopoietic cell transplantation. Ultra-deep, error-corrected sequencing for 13 commonly mutated genes in AML was performed on preconditioning blood from patients treated in a phase III clinical trial that randomly assigned adult patients with myeloid malignancy in morphologic complete remission to myeloablative conditioning, or MAC, or reduced-intensity conditioning, or RIC. This study provided evidence that MAC rather than RIC in patients with AML with genomic evidence of MRD before alloHCT can result in improved survival.

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Archer implication: Utility — This study underscores the power of the Archer platform to provide accurate genomic alteration detection regardless of sample sources (solid tumor or hematological malignancies), addressing the current limitations of “one-size-fits-all” approaches, and establishing the foundation for expansion of therapy optimization and cancer monitoring into blood cancers.

Correlation between accuracy in identifying novel fusion and clinical benefit
Dramatic Response to Crizotinib in a Patient with Lung Cancer Positive for an HLA-DRB1-MET Gene Fusion
Davies, K.D., et al., JCO Precis Oncol, 2018

•	Summary of study result: FusionPlex used to identify a novel fusion in a lung-cancer patient that responded to a MET-specific drug.

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Summary of data: The study describes the first case of a MET fusion in lung cancer identified and treated during course of clinical care, and the dramatic response of the patient’s tumor to crizotinib treatment. The authors utilized FusionPlex to detect a previously undescribed fusion of HLA-DRB1 exon 5 to MET exon 15, and this fusion was predicted to be in-frame and preserve the MET kinase domain. The finding was confirmed on a separate extraction and repeat analysis from the resection sample. The patient began treatment with off-label oral crizotinib 250mg twice daily. After 6 weeks of therapy, repeat CT showed complete resolution of the previously observed left upper lobe perihilar and right lower lobe lung nodules with no new lesions. This robust response remains as of 8 months on therapy. The recent rapid expansion in the number of characterized driver oncogenes, the increase in the number of approved therapies, and the large number of clinical studies now available testing drugs that target these novel oncogenes, necessitates evaluating multiple genes simultaneously. NGS-based assays are well suited to meet this requirement due to the ability to sequence in massively parallel fashion. This study employed AMP, an NGS-based assay designed specifically for gene fusion detection. The ability of this assay to detect fusions without prior knowledge of the fusion partner was critical in this case, as fusion of MET to HLA-DRB1 has not been reported previously.

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Archer implication: Accuracy and Utility — The accuracy of FusionPlex allows for the detection of novel fusions that expand the druggable targets within an indication. This study unlocks new applications for targeted therapies used by biopharmaceutical companies leading to more use in clinical trials and expanded clinical utility.

Commercialization
Since our inception in 2013, our RUO products and bioinformatics services have been used by over 300 leading academic and commercial laboratories, we have shipped products for more than 375,000 samples, and we have worked with over 50 CROs and biopharmaceutical companies to help bring new treatment options for patients to market faster by enabling clinical research and trials.
Our commercial team is multi-faceted to support the local reference laboratory, medical practitioner, payer, and biopharmaceutical markets on a global scale. The team includes experts in business development, sales, marketing, sales support, and reimbursement, complemented by a medical organization headed by our Chief Medical Officer. Along with our direct sales team, we leverage our medical sales liaisons, distributors, and the sales organizations of our reference lab and biopharmaceutical collaborators to reach out to molecular pathologists and oncologists to further drive adoption of our products. We have also established strong leadership in critical areas such as regulatory affairs and reimbursement, which we believe will lead to approvals and drive commercial adoption of our regulated products, upon their approval and launches.
United States
We commercialize our products in the United States to researchers and pathologists through our targeted sales organization. As of December 31, 2019, our sales organization in the United States included 37 sales representatives that are engaged in sales efforts and promotional activities primarily to pathologists practicing in academic cancer centers, private hospitals and commercial testing laboratories. Our sales representatives typically have extensive backgrounds in laboratory testing, therapeutics and oncology. We have supplemented the team with field application specialists with extensive NGS experience to provide training and technical field support, which is essential for distributed product success. Our commercial efforts are focused on driving adoption of our product portfolio with academic research institutions and with commercial reference laboratories who serve community-based oncologists.
We will seek to expand our commercial sales force in advance of the potential approval of our first pan-solid tumor IVD, STRATAFIDE. We believe we will also be able to leverage our existing relationships with reference labs to have our products reach as many providers and patients as possible. In addition, we are also actively engaged in educating integrated delivery networks, or IDNs, on the value of providing STRATAFIDE to their patients and providers. For providers who prefer to send out for genomic testing, they will be able to choose STRATAFIDE from the broader suite of our currently offered products and send samples/biopsies to their local reference labs as they do currently.
Our U.S. sales organization is complemented by our reimbursement division of approximately five individuals with expertise in the reimbursement process that is focused on provider and payer support. We believe this team will help us to expand our reach to include group purchasing organizations, integrated delivery networks, integrated physician practices and government medical facilities that are looking to develop internal NGS capabilities. We believe this multi-pronged approach will help further drive commercial adoption of all our products and services across all providers of cancer care.
International markets
We currently offer our RUO products primarily through a targeted direct sales force in 40 countries, including in Germany, the United Kingdom, France, Belgium, Switzerland, Italy, Sweden, and Japan. We have also developed relationships with over 20 distributors in Europe, the Middle East, Asia Pacific and Australia and have entered into a direct contract with a testing laboratory in Brazil. As of December 31, 2019, our sales organization outside the United States included 9 sales representatives that are engaged in sales efforts and promotional activities primarily to pathologists practicing in academic cancer centers, private hospitals and commercial testing laboratories. This team also leverages the commercial teams of our global biopharmaceutical collaborators.
Global biopharmaceutical commercial efforts
Our business development team is focused on enterprise selling to biopharmaceutical companies in the United States and internationally. Our strategy with each biopharmaceutical customer is to demonstrate the value proposition of our products and services and expand utilization across the organization from early stage research through clinical development to commercialization. Given the broad utility of our platform, we believe we can support our biopharmaceutical customers across many applications, including drug discovery, biomarker discovery, clinical trial development, genomic profiling, cancer monitoring, and companion diagnostic development services. We provide companion diagnostic design and development services as well as clinical trial services, with the opportunity for patient samples to be analyzed in our CLIA-CAP laboratory, providing a seamless, fully integrated business for clinical trial support that includes enrollment, stratification, and endpoint/outcome validation.
Our customers include global biopharmaceutical companies given that our products align with their global distribution needs both for clinical trial kits and approved companion diagnostics. We believe we have a competitive advantage, particularly where clinical trials are being conducted across multiple sites, countries or continents, because we bring our personalized medicine products to local laboratories. We believe we are well positioned in this market versus single-site specialty labs because many of these U.S.-based laboratories lack the ability to run genomic testing in countries outside the United States where the clinical trials are being conducted, which impacts scalability, turnaround time, and heightening privacy concerns.
Commercial co-promotion agreement with Illumina
In January 2020, we announced a multi-year, non-exclusive co-marketing partnership with Illumina to increase awareness and sales of our planned IVD products, including for therapy selection and personalized cancer monitoring. Upon regulatory clearances and approvals, Illumina’s global commercial team will co-promote our IVD products for use on Illumina’s NextSeq™ 550Dx and MiSeq™ Dx systems.
Operations
We manufacture our products primarily at our headquarters in Boulder, Colorado. We also operate a CAP-accredited, CLIA-certified laboratory in Golden, Colorado. Our operations consist of demand forecast planning, raw material procurement, manufacturing and distribution. The operations team is responsible for maintaining facilities and equipment per our Quality Management System to meet or exceed ISO 13485:2016 standards to support manufacturing, testing and distribution of our products.
Manufacturing process
Our manufacturing process consists of procurement, manufacturing, packaging and shipping. In procurement, we receive raw materials and consumables from qualified suppliers. In manufacturing, we dispense and mix raw materials according to a manufacturing work order. We then perform lyophilization, also known as freeze drying, of single-use amounts, which allows for greater stability and ease-of-use. We package the lyophilized reagents into tubes or plates, place these amounts into subassembly pouches, and store at an appropriate temperature. Finally, we pick and pack specific sets of subassemblies into a final saleable product and then ship to the customer. We manufacture both customized and fixed content products for our customers, and our manufacturing processes are similar for both customizable RUO and IVD product types. Our preconfigured and customized products generally follow the same manufacturing processes.
Supply chain management
Manufacturing involves over 50 raw materials, intermediates and subassemblies. We utilize industry-leading vendors for our supply chain. We work diligently to identify multiple vendors for reagents and materials where possible. To further mitigate risk, we employ a multi-month, multi-lot safety stock strategy to promote an uninterrupted supply of reagents and materials to the laboratory. Our assay quality and testing efficacy depends on enzymes, oligonucleotides and lyophilization services. Our operations team continues to identify and qualify additional suppliers to mitigate the potential risks of supply chain single point failures while ensuring supply agreements are in place with our primary vendors.
In December 2014, we entered into a supply and manufacturing agreement with QIAGEN, Inc. to provide the enzymes that we use in our products. During the term of the supply agreement, we are required to make a rolling, non-binding forecast of our expected needs for enzymes, and place purchase orders for the next quarter’s forecast. QIAGEN may not unreasonably reject conforming purchase orders. The supply agreement does not require us to order minimum amounts of product or to exclusively use their products. The agreement contains negotiated use limitations, representations and warranties, indemnification, limitations of liability, and other provisions. The initial term of the supply agreement continues until December 2024, and the supply agreement automatically renews for additional one-year terms thereafter unless we or QIAGEN provide the other with notice of termination within 90 days of the date when such termination takes effect.
We use a limited number of suppliers for our laboratory equipment and materials. We manage this concentration risk by targeting levels of surplus stock that we believe would allow us to locate alternative suppliers if needed. However, if any of our suppliers fails to perform adequately or fulfill our needs, we may be required to incur significant costs and devote significant efforts to find new suppliers and may face delays in processing samples or developing and commercializing our products and services. For example, we have purchased Illumina MiSeq™ and NextSeq™ instruments, and Illumina supplies us with reagents that have been designed for use solely with these sequencers. While we acquire these reagents from Illumina on customary terms, if we had to replace our reagents we may also need to acquire and qualify a replacement sequencer, validate the sequencing reagents and potentially revalidate aspects of our existing assays.

Competition
Biotechnology and pharmaceutical industries, including life sciences research, clinical diagnostics and drug development, are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property. Given the breadth and promise of personalized medicine, we face substantial competition from different sources, including life sciences tools and diagnostics companies and academic research institutions. Due to the significant interest and growth in comprehensive genomic profiling both in tissue and liquid biopsies and personalized medicine more broadly, we expect ongoing intense competition. However, we believe our proprietary and flexible technology platform, our process capabilities and our scale will distinguish us from our competitors. For example, our FusionPlex and VariantPlex products uniquely provide a NGS multiplex assay for detection of novel gene fusions, which is critical to those customers for whom such gene fusions are a priority. Without using our proprietary and patented technology, such novel fusions may not be detected. In this sector of the market, Archer’s principal competitor is QIAGEN N.V. In life sciences research more broadly, FusionPlex, VariantPlex, LiquidPlex and Immunoverse face competition from a number of companies, including Thermo Fisher Scientific Inc., Illumina, Inc., QIAGEN N.V., Adaptive Biotechnologies and Invivoscribe.
In clinical diagnostics, we anticipate facing competition primarily from institutions performing single-site PMA or in-house LDTs. Competitors with diagnostic technology platforms include Illumina, Inc., Thermo Fisher, Inc., Foundation Medicine, Inc., which was acquired by Roche Holdings, Inc. in July 2018, Guardant Health, Inc., Caris Life Sciences, Tempus, Natera Corporation, and Personal Genome Diagnostics, Inc. More broadly, large lab companies like Laboratory Corporation of America, Quest Diagnostics, Inc., NeoGenomics, Inc. or Bio-Reference Laboratories, Inc., which was acquired by OPKO, may elect to build their own tissue or liquid biopsy tests for genomic profiling. In the future, it is possible we may face competition from companies presently developing early cancer detection testing products for indications that do not currently compete with us including Exact Sciences Corporation, GRAIL, Inc., Freenome and Thrive Earlier Detection Corp.
In biopharmaceutical services, clinical trials and companion diagnostic projects are being pursued by a number of industry and academic players. Direct competitors include Foundation Medicine, Inc., Guardant Health, Inc., Natera Corporation, Adaptive Biotechnologies, Inc., Illumina, Inc., Thermo Fisher, Inc., Invivoscribe, Inc., Nanostring Technologies, Inc., Asuragen Inc., Covance, Inc. and several others.
Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, regulatory clearance approval and compliance, and sales and distribution than we do. Mergers and acquisitions involving life sciences research, clinical diagnostics or drug discovery companies in the personalized medicine space may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize research or diagnostic products or services that are more accurate, more convenient to use or more cost-effective than our products or services. Competitor therapeutic products could also prove to be more safe, more effective, more convenient to administer or more cost-effective than any products we may develop with our collaborators. Our competitors also may obtain FDA or other regulatory clearance or approval for their products more rapidly than we may obtain clearance or approval for ours, which could result in our competitors establishing a strong market position before we are able to enter a particular market.
We believe key competitive factors impacting our success include the accuracy, utility, turnaround time and economics of our products, commercial execution, support and traction by our collaborators and key opinion leaders, reimbursement rates established for our IVD products in the future, and pace with which biopharmaceutical companies scale clinical trial work globally using our technology. We also believe our success in part depends on the timing of obtaining regulatory clearances and approvals for STRATAFIDE and PCM and customer readiness to order FDA and PMDA-approved kits for therapy optimization and cancer monitoring from us. While our kits can be ordered from our large reference laboratory partners, which we believe reduces the risks of our multi-pronged commercial strategy, we also believe future customer adoption of Illumina MiSeq™ Dx and NextSeq™ 550Dx instruments may impact our operating results in our clinical testing business in the future. Upon obtaining regulatory clearances and/or approvals, we believe we will be the first company to offer both tissue and blood-based therapy optimization kits, and we expect to be among the first to offer an IVD-cleared kit for cancer monitoring.
Intellectual property
Our success depends in part on our ability to obtain and maintain intellectual property protection for our technology, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating valid and enforceable intellectual property rights of others. We seek to protect the investments made into the development of our technology by relying on a combination of patents, trademarks, copyrights, trade secrets, including know-how, and license agreements. We also seek to protect our proprietary technology, in part, by requiring our employees, consultants, contractors and other third parties to execute confidentiality agreements and invention assignment agreements.
Patents
Our intellectual property strategy is focused on protecting through patents and other intellectual property rights our core technologies, including AMP, implementations for preparing target-enriched libraries for NGS using clinical samples, and related instrumentation and software applications. In addition, we protect our ongoing research and development into the detection and monitoring of cancer or other diseases and related therapeutic applications through patents and other intellectual property rights.
As of February 6, 2020, we solely own 12 pending U.S. patent applications and 36 pending foreign patent applications, we co-own one issued U.S. patent, one pending U.S. patent application and five pending foreign patent applications with MGH, and we in-license three issued U.S. patents, three pending U.S. patent applications, two issued foreign patents and seven pending foreign patent applications from MGH, including an in-license to MGH’s interest in the co-owned patent and patent applications described above. We do not solely own any issued patents. Our patent portfolio generally includes patents and patent applications relating to our AMP chemistry, including claims directed to methods for generating target-enriched nucleic acid samples, preparing libraries for various NGS platforms, and sequencing libraries prepared from patient samples to detect and monitor cancer and other diseases based on genetic variations, and pending patent applications directed to instruments and systems used to practice such methods.
Issued U.S. patents in our portfolio of company-owned and in-licensed patents and patent applications (if issued) are expected to expire between 2031 and 2037.
Trademarks
Our trademark portfolio is designed to protect the brands of our current and future products and includes U.S. trademark registrations for our company name, Archer, and various product names, such as FusionPlex and VariantPlex.
Trade secrets
We also rely on trade secrets, including know-how, unpatented technology and other proprietary information, to strengthen our competitive position. We have determined that certain technologies, such as aspects of our enrichment chemistry and some bioinformatics analysis techniques, are better kept as trade secrets, rather than pursuing patent protection. To prevent disclosure of trade secrets to others, it is our policy to enter into nondisclosure, invention assignment and confidentiality agreements with parties who have access to trade secrets, such as our employees, collaborators, outside scientific collaborators, consultants, advisors and other third parties. These agreements also provide that all inventions resulting from work performed for us or relating to our business and conceived or completed during the period of employment or assignment, as applicable, are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.
We intend to pursue additional intellectual property protection to the extent we believe it would advance our business objectives. Notwithstanding these efforts, there can be no assurance that we will adequately protect our intellectual property or provide any competitive advantage. We cannot provide any assurance that any patents will be issued from our pending or any future applications or that any issued patents will adequately protect our products or technology. Our intellectual property rights may be invalidated, circumvented or challenged. For instance, we are currently subject to ongoing litigation with Natera in which Natera alleges that our AMP products infringe the Natera Asserted Patents . We cannot predict the outcome of this action or if we will be subject to similar claims in the future. In addition, the laws of various foreign countries where our products are distributed may not protect our intellectual property rights to the same extent as laws in the United States. Furthermore, it may be difficult to protect our trade secrets. While we have confidence in the measures we take to protect and preserve our trade secrets, they may be inadequate and can be breached, and we may not have adequate remedies for violations of such measures. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. For more information regarding risks related to intellectual property, please see “Risk factors—Risks related to our intellectual property.”
MGH license
In July of 2013, we entered into a license agreement with The General Hospital Corporation, d/b/a Massachusetts General Hospital, which we refer to as MGH, pursuant to which we obtained a field exclusive, worldwide, royalty-bearing license under certain patent rights related to our AMP technology in the IVD and non-clinical laboratory research fields. Our license from MGH is sublicensable only with the written approval of MGH.
The license granted to us is subject to the right of MGH and not-for-profit academic, government and other not-for-profit institutions to make and to use the subject matter described or claimed in the rights granted under the licensed patents and, for any licensed patents that are supported by federal funding, the license granted to us is subject to certain rights, conditions and limitations imposed by U.S. law, including a royalty-free, non-exclusive license granted to the United States government and a requirement that any products used or sold in the United States must be manufactured substantially in the United States.
We paid MGH a license issue fee and issued MGH shares of our common stock in connection with the execution of the license agreement. In addition, we reimbursed MGH for a specified portion of costs associated with the preparation, filing, prosecution and maintenance of the licensed patent rights. We have paid MGH success fees upon the achievement of specified milestones and are obligated to pay to MGH additional success fees upon the achievement of other specified milestones relating to commercial sales of regulated products. Additionally, we are obligated to pay to MGH a single-digit percentage running royalty on net sales of licensed products and processes, and we must pay MGH a six digit minimum annual license fee. Additionally, we are obligated to pay MGH a percentage of all sublicensing revenue depending on the term year of our license agreement, which percentage is currently in the low double-digits.
The term of the license agreement continues until the expiration of the last to expire licensed patent. MGH may terminate the license agreement if we challenge the validity or enforceability of a licensed patent. MGH may terminate the license agreement for our failure to pay the amounts required by the agreement or our bankruptcy or insolvency-related events or our failure to maintain our insurance obligations under the agreement. We may terminate the license agreement for convenience. Either we or MGH may terminate the license agreement for the other party’s uncured breach.

BD license
In March of 2019, we entered into a license agreement with Becton, Dickinson and Company, which we refer to as BD. Pursuant to this agreement, we obtained a non-exclusive, non-sublicensable, worldwide license under certain patent rights related to molecular barcodes, also referred to as unique molecular identifiers, in the field of stochastic labeling technology for nucleic acid analysis for research and non-infectious disease diagnostics.
The license agreement includes an upfront fee due upon execution and payable in annual installments through 2024. This fee, which is in the seven digits, becomes payable upon the conclusion of this offering. Additionally, we are obligated to pay BD a quarterly low double-digit percentage royalty on net sales of licensed products and processes, which percentage is subject to reduction in certain circumstances.
The term of the license agreement continues until the expiration of the last to expire valid claim of a licensed patent. BD may terminate the license agreement if we challenge the validity or enforceability of a licensed patent. We may terminate the license agreement for convenience subject to immediate payment of the remaining annual fees described above. Either we or BD may terminate the license agreement for the other party’s uncured material breach, bankruptcy or insolvency.
Government regulation and product approval
Regulations
Clinical laboratory improvement amendments of 1988
As a clinical reference laboratory, we are required to hold certain federal, state and local licenses, certifications and permits to conduct our business. Under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, we are required to hold a certificate applicable to the type of laboratory tests we perform and to comply with standards applicable to our operations, including test processes, personnel, facilities administration, equipment maintenance, recordkeeping, quality systems and proficiency testing, which are intended to ensure, among other things, that clinical laboratory testing services are performed under a quality management system designed to ensure accurate, reliable and timeliness. Furthermore, we must maintain CLIA compliance and certification to be eligible to bill for clinical laboratory services provided to federal health care program beneficiaries.
To renew our CLIA certificate, we are subject to survey and inspection every two years to assess compliance with program standards. Because we are a College of American Pathologists, or CAP, accredited laboratory, the Centers for Medicare & Medicaid Services, or CMS, does not perform this survey and inspection, and instead relies on our CAP survey and inspection. The CAP accreditation program involves unannounced on-site inspections of our laboratory. CAP is an independent, non-governmental organization that accredits laboratories nationwide on a voluntary basis and that has been recognized by CMS as an accreditation organization to inspect laboratories to determine adherence to CLIA standards. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. In addition, a laboratory that is certified as “high complexity” under CLIA may develop, manufacture, validate and use LDTs. CLIA specifies analytical validation parameters including accuracy, precision, specificity, sensitivity and establishment of a reference range for any LDT used in clinical testing. The regulatory and compliance standards applicable to the testing we perform may change over time, and any such changes could have a material effect on our business.
Penalties for non-compliance with CLIA requirements include a range of enforcement actions, including suspension, limitation or revocation of the laboratory’s CLIA certificate, as well as directed plan of correction, state on-site monitoring, civil monetary penalties, civil injunctive suit or criminal penalties.

State laboratory licensing
In addition to federal certification requirements of laboratories under CLIA, CLIA provides that states may adopt laboratory regulations and licensure requirements that are more stringent than those under federal law. A number of states have implemented their own more stringent laboratory regulatory requirements. Such laws, among other things, establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. Our laboratory is currently located in Boulder, Colorado and we maintain state laboratory licenses in California, Maryland, Pennsylvania and Rhode Island. State laws may require that nonresident laboratories, or out-of-state laboratories, maintain an in-state laboratory license to perform tests on samples from patients who reside in that state. If any states currently have or adopt similar licensure requirements in the future, we may be required to modify, delay or stop our operations in those states.
Federal oversight of laboratory developed tests
The laws and regulations governing the marketing of clinical laboratory testing and diagnostic products are evolving, extremely complex and, in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Clinical laboratory tests are regulated under CLIA, as administered by CMS, as well as by applicable state laws. In addition, the FDCA defines a medical device to include any instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory, intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals. Among other things, pursuant to the FDCA and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, pre-market clearance or approval, marketing and promotion, and sales and distribution of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets.
Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to in vitro diagnostics that are designed, manufactured, and used within a single laboratory for use only in that laboratory. These tests are referred to as LDTs.
Legislative and administrative proposals proposing to amend FDA’s oversight of LDTs have been introduced in recent years and we expect that new legislative and administrative proposals will continue to be introduced from time to time. It is possible that legislation could be enacted into law or regulations or guidance could be issued by the FDA which may result in new or increased regulatory requirements. For example, in recent years, FDA has stated its intention to modify its enforcement discretion policy with respect to LDTs. Specifically, on July 31, 2014, the FDA notified Congress of its intent to modify, in a risk-based manner, its policy of enforcement discretion with respect to LDTs. On October 3, 2014, the FDA issued two draft guidance documents titled “Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs),” or the Framework Guidance, and “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs),” or the Reporting Guidance. The Framework Guidance stated that FDA intends to modify its policy of enforcement discretion with respect to LDTs in a risk-based manner consistent with the classification of medical devices generally in Classes I through III. The Reporting Guidance would have further enabled FDA to collect information regarding the LDTs currently being offered for clinical use through a notification process, as well as to enforce its regulations for reporting safety issues and collecting information on any known or suspected adverse events related to the use of an LDT.
Although the FDA halted finalization of these guidance documents in November 2016 to allow for further public discussion on an appropriate oversight approach to LDTs and to give congressional authorizing committees the opportunity to develop a legislative solution, and the FDA issued a discussion paper on possible approaches to LDT regulation in January 2017, the FDA could ultimately modify its current approach to LDTs in a way that would subject LDTs to additional regulatory requirements. Moreover, legislative measures could likewise result in a change to the approach to FDA’s regulation over LDTs, including a requirement for premarket review of LDTs, among other things.
Medical device regulatory framework
Pursuant to its authority under the FDCA, the FDA has jurisdiction over medical devices, which are defined to include, among other things, IVDs. The FDA regulates the research, design, development, pre-clinical and clinical testing, manufacturing, safety, effectiveness, packaging, labeling, storage, recordkeeping, pre-market clearance or approval, adverse event reporting, marketing, promotion, sales, distribution and import and export of medical devices. Specifically, if the FDA begins to actively regulate LDTs, then, unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States could require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, or approval from the FDA of a premarket approval, or PMA, application. Both the 510(k) clearance and PMA processes can be resource intensive, expensive, and lengthy, and require payment of significant user fees.
Device classification
Under the FDCA, medical devices are classified into one of three classes (Class I, Class II or Class III) depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.
Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to General Controls for Medical Devices, which require compliance with the applicable portions of the FDA’s Quality System Regulation, facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. While some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below, most Class I products are exempt from the premarket notification requirements.
Class II devices are those that are subject to the General Controls, as well as Special Controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These Special Controls can include performance standards, patient registries, FDA guidance documents and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process.
Class III devices include devices deemed by the FDA to pose the greatest risk, such as life-supporting, life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA process, which is generally more costly and time-consuming than the 510(k) process. Through the PMA process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.
The 510(k) clearance process
Under the 510(k) clearance process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent” to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to a PMA, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was previously found substantially equivalent through the 510(k) process. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.
After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) premarket notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including data from samples collected in a clinical setting, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.
If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the De Novo classification process. The De Novo classification process is an alternate pathway to classify medical devices that are automatically classified into Class III but which are low to moderate risk. A manufacturer can submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk. De Novo classification may also be available after receipt of a “not substantially equivalent” letter following submission of a 510(k) to FDA.
After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to determine whether the proposed change requires a new submission in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by an internal letter-to-file in which the manufacture documents its reasoning for why a change does not require premarket submission to the FDA. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for such change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing 510(k)-cleared device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. In addition, in these circumstances, the FDA can impose significant regulatory fines or penalties for failure to submit the requisite application(s).
The PMA approval process
Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA.
Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	the device may not be shown safe or effective to the FDA’s satisfaction;

•	the data from pre-clinical studies and/or clinical trials may be found unreliable or insufficient to support approval;

•	the manufacturing process or facilities may not meet applicable requirements; and

•	changes in FDA clearance or approval policies or adoption of new regulations may require additional data.
If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.
New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.
In approving a PMA application, as a condition of approval, the FDA may also require some form of post- approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer term safety and effectiveness data for the device. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use. New PMA applications or PMA supplements may also be required for modifications to any approved diagnostic tests, including modifications to manufacturing processes, device labeling and device design, based on the findings of post-approval studies.
The investigational device process
In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval require an investigational device exemption, or IDE, application. Some types of studies deemed to present “non-significant risk” are deemed to have an approved IDE—without affirmative submission of an IDE application to the FDA—once certain requirements are addressed and Institutional Review Board, or IRB, approval is obtained. If the device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate IRBs at the clinical trial sites. Submission of an IDE will not necessarily result in the ability to commence clinical trials, and although the FDA’s approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria.
Such clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with good clinical practice regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA for any clinical trials subject to FDA oversight. The results of clinical testing may be unfavorable, or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application or clearance of a 510(k) premarket notification, for numerous reasons.
The Breakthrough Devices Program is a voluntary program intended to expedite the review, development, assessment and review of certain medical devices that provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating human diseases or conditions for which no approved or cleared treatment exists or that offer significant advantages over existing approved or cleared alternatives. All submissions for devices designated as Breakthrough Devices will receive priority review, meaning that the review of the submission is placed at the top of the appropriate review queue and receives additional review resources, as needed. Although Breakthrough Device designation or access to any other expedited program may expedite the development or approval process, it does not change the standards for approval. Access to an expedited program may also be withdrawn by the FDA if it believes that the designation is no longer supported by data from our clinical development program. Additionally, qualification for any expedited review procedure does not ensure that we will ultimately obtain regulatory clearance or approval for such product.
Research use only
In the United States, products labeled and sold for research use only, and not for the diagnosis or treatment of disease, are sold to a variety of parties, including biopharmaceutical companies, academic institutions and molecular labs. Because such products are not intended for use in clinical practice in diagnostics, and the products cannot include clinical or diagnostic claims, they are exempt from many regulatory requirements otherwise applicable to medical devices. In particular, while the FDA regulations require that RUO products be labeled, “For Research Use Only. Not for use in diagnostic procedures,” the regulations do not otherwise subject such products to the FDA’s pre- and post-market controls for medical devices.
A significant change in the laws governing RUO products or how they are enforced may require a change to our business model in order to maintain compliance. For instance, in November 2013 the FDA issued a guidance document entitled “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only”, or the RUO Guidance, which highlights the FDA’s interpretation that distribution of RUO products with any labeling, advertising or promotion that suggests that clinical laboratories can validate the test through their own procedures and subsequently offer it for clinical diagnostic use as a laboratory developed test is in conflict with RUO status. The RUO Guidance further articulates the FDA’s position that any assistance offered in performing clinical validation or verification, or similar specialized technical support, to clinical laboratories, conflicts with RUO status. If we engage in any activities that the FDA deems to be in conflict with the RUO status held by the products that we sell, we may be subject to immediate, severe and broad FDA enforcement action that would adversely affect our ability to continue operations. Accordingly, if the FDA finds that we are distributing our RUO products in a manner that is inconsistent with its regulations or guidance, we may be forced to stop distribution of our RUO tests until we are in compliance, which would reduce our revenues, increase our costs and adversely affect our business, prospects, results of operations and financial condition. In addition, the FDA’s proposed implementation for a new framework for the regulation of LDTs may negatively impact the LDT market and thereby reduce demand for RUO products.
If the FDA requires marketing authorization of our RUO products in the future, there can be no assurance that the FDA will ultimately grant any clearance or approval requested by us in a timely manner, or at all.
Post-market regulation
After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•
QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;

•	requirements related to promotional activities;

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clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•
correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•
post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Device manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. A failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of products. The discovery of previously unknown problems with products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.
The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, including the following:

•	issuance of warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	requesting or requiring recalls, withdrawals, or administrative detention or seizure of our products;

•	imposing operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approvals for our products; or

•	criminal prosecution.
Federal and state health care laws
Federal and state physician self-referral prohibitions
We are subject to the federal physician self-referral prohibitions, commonly known as the Stark Law, and to comparable state laws. Together these restrictions generally prohibit us from billing a patient or governmental or private payor for certain designated health services, including clinical laboratory services, when the physician ordering the service, or a member of such physician’s immediate family, has a financial relationship, such as an ownership or investment interest in or compensation arrangement with us, unless the relationship meets an applicable exception to the prohibition. Several Stark Law exceptions are relevant to many common financial relationships involving clinical laboratories and referring physicians, including: (1) fair market value compensation for the provision of items or services; (2) payments by physicians to a laboratory for clinical laboratory services; (3) space and equipment rental arrangements that satisfy certain requirements, and (4) personal services arrangements that satisfy certain requirements. The laboratory cannot submit claims to the Medicare Part B program for services furnished in violation of the Stark Law, and Medicaid reimbursements may be at risk as well. These prohibitions apply regardless of any intent by the parties to induce or reward referrals or the reasons for the financial relationship and the referral. In addition, knowing violations of the Stark Law may also serve as the basis for liability under the federal False Claims Act, or the FCA, which can result in additional civil and criminal penalties.
Federal and state anti-kickback laws
The federal Anti-Kickback Statute, or the AKS, makes it a felony for a person or entity, including a clinical laboratory, to knowingly and willfully offer, pay, solicit or receive any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in order to induce business that is reimbursable under any federal health care program. The government may also assert that a claim that includes items or services resulting from a violation of the AKS constitutes a false or fraudulent claim under the FCA, which is discussed in greater detail below. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Although the AKS applies only to items and services reimbursable under any federal health care program, a number of states have passed statutes substantially similar to the AKS that apply to all payors. Penalties for violations of such state laws include imprisonment and significant monetary fines. Federal and state law enforcement authorities scrutinize arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to induce patient care referrals or induce the purchase or prescribing of particular products or services. Generally, courts have taken a broad interpretation of the scope of the AKS, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce referrals or purchases. In addition to statutory exceptions to the AKS, regulations provide for a number of safe harbors. If an arrangement meets the provisions of an applicable exception or safe harbor, it is deemed not to violate the AKS. An arrangement must fully comply with each element of an applicable exception or safe harbor in order to qualify for protection. Failure to meet the requirements of the safe harbor, however, does not render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances.
Corporate practice of medicine
A number of states do not allow business corporations to employ physicians to provide professional services. This prohibition against the “corporate practice of medicine” is aimed at preventing corporations such as us from exercising control over the medical judgments or decisions of physicians. The state licensure statutes and regulations and agency and court decisions that enumerate the specific corporate practice rules vary considerably from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. If regulatory authorities or other parties in any jurisdiction successfully assert that we are engaged in the unauthorized corporate practice of medicine, we could be required to restructure our contractual and other arrangements with certain physicians and other health care professions.
Other federal and state health care laws
In addition to the requirements discussed above, several other health care fraud and abuse laws could have an effect on our business.
The FCA prohibits, among other things, a person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval and from, making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim in order to secure payment or retaining an overpayment by the federal government. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government intervenes and is ultimately successful in obtaining redress in the matter or if the plaintiff succeeds in obtaining redress without the government’s involvement, then the plaintiff will receive a percentage of the recovery. Finally, the Social Security Act includes its own provisions that prohibit the filing of false claims or submitting false statements in order to obtain payment. Several states have enacted comparable false claims laws which may be broader in scope and apply regardless of payor.
The Social Security Act includes civil monetary penalty provisions that impose penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. In addition, a person who offers or provides to a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable under the civil monetary penalties statute. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries, for example, in connection with patient assistance programs, can also be held liable under the AKS and FCA. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The Office of Inspector General of HHS, emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient.
The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
The Physician Payments Sunshine Act, enacted as part of the ACA, also imposed annual reporting requirements on manufacturers of certain devices, drugs and biologics for certain payments and transfers of value by them to physicians, as defined by such law, and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members.
Efforts to ensure that our internal operations and business arrangements with third parties comply with applicable laws and regulations involve substantial costs. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the fraud and abuse laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, integrity oversight and reporting obligations, diminished profits and future earnings, and the curtailment or restructuring of our operations.
Privacy and security laws
Health insurance portability and accountability act
Under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, HHS has issued regulations to protect the privacy and provide for the security of protected health information, or PHI, used or disclosed by certain entities including certain health care providers, such as us. HIPAA also regulates standardization of data content, codes and formats used in certain health care transactions and standardization of identifiers for health plans and providers.
Three standards have been promulgated under HIPAA’s and HITECH’s regulations: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards for the Protection of Electronic Protected Health Information, which require covered entities and business associates to implement and maintain certain security measures to safeguard certain electronic health information, including the adoption of administrative, physical and technical safeguards to protect such information.
The HIPAA privacy regulations cover the use and disclosure of PHI by covered entities as well as business associates, which are defined to include subcontractors that create, receive, maintain, or transmit PHI on behalf of a covered entity or business associate. They also set forth certain rights that an individual has with respect to his or her PHI maintained by a covered entity, including the right to access or amend certain records containing PHI, or to request restrictions on the use or disclosure of PHI. The HIPAA security regulations establish requirements for safeguarding the confidentiality, integrity, and availability of PHI that is electronically transmitted or electronically stored. HITECH, among other things, established certain health information security breach notification requirements. A covered entity must notify any individual whose PHI is breached according to the specifications set forth in the breach notification rule. The HIPAA privacy and security regulations establish a uniform federal “floor” and do not preempt state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI or insofar as such state laws apply to personal information that is broader in scope than PHI. In addition, individuals (or their personal representatives, as applicable) generally have the right to access test reports directly from laboratories and to direct that copies of those reports be transmitted to persons or entities designated by the individual.
HIPAA authorizes state attorneys general to file suit on behalf of their residents for violations. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to file suit against us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care cases in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. In addition, violations of HIPAA could result in significant penalties imposed by the HHS’s Office for Civil Rights. HIPAA also mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA covered entities, such as us, and their business associates for compliance with the HIPAA privacy and security standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty paid by the violator.
We have certain obligations under HIPAA regarding the use and disclosure of any PHI that may be provided to us. HIPAA and HITECH impose significant administrative, civil and criminal penalties against covered entities and business associates for noncompliance with privacy and security requirements. Further, various states, such as California and Massachusetts, have implemented similar privacy laws and regulations that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. For example, on June 28, 2018, California enacted the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation.
Numerous other federal, state and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of patient health information. We intend to continue to comprehensively protect all personal information and to comply with all applicable laws regarding the protection of such information.
General data protection regulation
European Union member states, the United Kingdom, Switzerland and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. In the EEA and the United Kingdom, the collection and use of personal data, including clinical trial data, are governed by the provisions of the GDPR. The GDPR became effective on May 25, 2018, repealing its predecessor directive and increasing responsibility and liability of companies in relation to the processing of personal data of European Union data subjects. The GDPR, together with national legislation, regulations and guidelines of the European Union member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, the transfer of personal data out of the EEA or the United Kingdom, security breach notifications, security and confidentiality of the personal data and imposition of substantial potential fines for breaches of the data protection obligations. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which add to the complexity of processing personal data in or from the EEA or the United Kingdom. Guidance on implementation and compliance practices are often updated or otherwise revised.
Reimbursement for clinical laboratory services
We currently generate revenue for our products through our agreements with our customers, including biopharmaceutical companies, academic institutions and molecular labs, who use our products for research purposes.

However, in the future, we intend to generate revenue on our products from several sources, including third-party payors, laboratory services intermediaries, and self-paying individuals. To receive reimbursement from third-party payors, we would need to comply with third-party payor coverage policies.
Healthcare reform
In March 2010, the ACA was enacted in the U.S. The ACA made a number of substantial changes to the way healthcare is financed both by governmental and private insurers. For example, the ACA required each medical device manufacturer to pay a sales tax equal to 2.3% of the price for which such manufacturer sells its medical devices but this medical device tax has been permanently eliminated as part of the 2020 federal spending package, effective January 1, 2020. The ACA also contains a number of other provisions, including provisions governing enrollment in federal and state healthcare programs, reimbursement matters and fraud and abuse, which we expect will impact our industry and our operations in ways that we cannot currently predict.
On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or Texas District Court Judge, ruled that the entire ACA is invalid based primarily on the fact that the TCJA repealed the tax-based shared responsibility payment imposed by the ACA, on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the “individual mandate.” Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the Texas District Court Judge ruling that that the individual mandate was unconstitutional and remanded the case back to the district court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.
We manufacture our products primarily at our headquarters in Boulder, Colorado. We also operate a CAP-accredited, CLIA-certified laboratory in Golden, Colorado. Our operations consist of demand forecast planning, raw material procurement, manufacturing and distribution. The operations team is responsible for maintaining facilities and equipment per our Quality Management System to meet or exceed ISO 13485:2016 standards to support manufacturing, testing and distribution of our products.
Employees
As of December 31, 2019, we had a total of 288 employees, 286 of whom were full time employees, and 119 of whom had advanced degrees in various subject matters, including research and development, software engineering, bioinformatics, regulatory, statistics, data management and lab operations. Our employees are located in Boulder, Colorado, Golden, Colorado, and other locations inside and outside the United States. None of our employees are represented by any collective bargaining agreements. We believe that we maintain good relations with our employees.
Facilities
Our corporate headquarters are located in Boulder, Colorado, where we occupy approximately 65,600 square feet of office and laboratory space in Boulder, Colorado under a lease that ends in January 2025, with an option to extend the lease for five additional years. We also lease approximately 22,600 square feet of office space and laboratory space in Boulder, Colorado under a lease that ends in June 2021 and 1,300 square feet of residential space (for use by remote employees visiting Boulder), also in Boulder, Colorado, under a lease that ends in July 2020. In addition, we occupy laboratory spaces in a number of rooms in St. Louis, Missouri, pursuant to a license agreement that expires on December 31, 2020. We also occupy office space in a number of rooms at a co-working facility in Boston, Massachusetts, pursuant to a month-to-month license agreement. We also occupy approximately 3,500 square feet of office and laboratory space in Golden, Colorado under a lease that ends in June 2024. We believe our existing facilities meet our current needs. We will need additional space in the future as we continue to build our development, commercial and support teams. We believe we can find suitable additional space in the future on commercially reasonable terms.

Legal proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors, and there can be no assurances that favorable outcomes will be obtained. We are currently not a party to any material legal proceedings other than as disclosed below:
Natera, Inc.   On January 27, 2020, Natera filed a lawsuit against us in the United States District Court for the District of Delaware, alleging that our products using AMP chemistry, and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,538,814. On March 25, 2020, we filed an answer denying Natera’s allegations and asserting certain affirmative defenses and counterclaims , including that U.S. Patent No. 10,538,814 is invalid. On April 15, 2020, Natera filed an answer denying our counterclaims and filed an amended complaint alleging that our products using AMP chemistry, including STRATAFIDE, PCM, LiquidPlex, ArcherMET, FusionPlex, and VariantPlex , and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,538,814, U.S. Patent No. 10,557,172, U.S. Patent No. 10,590,482, and U.S. Patent No. 10,597,708, or collectively, the Natera Asserted Patents, each of which are held by Natera . Natera seeks, among other things, damages and other monetary relief, costs and attorneys’ fees, and an order enjoining us from further infringement of the Natera Asserted Patents. The litigation is ongoing and is in its early stages. For risks related to this litigation, please see “Risk factors—Risks related to our business and strategy–One of our competitors has alleged that our Anchored Multiplex PCR, or AMP, chemistry and products using AMP are infringing on its intellectual property, and we may be required to redesign our technology, obtain a license, cease using our AMP chemistry altogether and/or pay significant damages, among other consequences, any of which would have a material adverse effect on our business, financial condition and results of operations.”
QIAGEN Sciences.  On July 10, 2018, we and MGH filed a lawsuit in the United States District Court for the District of Delaware against QIAGEN Sciences, LLC, QIAGEN LLC, QIAGEN Beverly, Inc., QIAGEN Gaithersburg, Inc., QIAGEN GmbH and QIAGEN N.V., which we collectively refer to as QIAGEN, and a named QIAGEN executive who was a former member of our board of directors, alleging several causes of action, including infringement of the ’810 Patent, trade secret misappropriation, breach of fiduciary duty, false advertising, tortious interference and deceptive trade practices. The ’810 Patent relates to methods for preparing a nucleic acid for sequencing and aspects of our AMP technology. On October 30, 2019, with the permission of the Court, we amended our complaint to add a claim for infringement of the ’597 Patent. The ’597 Patent relates to methods of preparing and analyzing nucleic acids, such as by enriching target sequences prior to sequencing, and aspects of our AMP technology. The QIAGEN products that we allege infringe the ’810 Patent and the ’597 Patent include, but are not limited to, QIAseq Targeted DNA Panels, QIAseq Targeted RNAscan Panels, QIAseq Index Kits and QIAseq Immune Repertoire RNA Library Kits. We are seeking, among other things, damages for Archer’s lost profits due to QIAGEN’s infringement and a permanent injunction enjoining QIAGEN from marketing and selling the infringing products and from using our trade secrets. On December 5, 2019, QIAGEN and the named QIAGEN executive submitted their answer denying the allegations in our complaint and asserting affirmative defenses that, among other things, the ’810 Patent and ’597 Patent are not infringed by QIAGEN’s products, that both patents are invalid, and that the complaint fails to state any claim for which relief may be granted. This litigation is ongoing, and trial is currently scheduled for May 2021. For risks related to this litigation, please see “Risk factors—Risks related to our intellectual property.”

Management
The following table sets forth information for our executive officers and directors as of April 20, 2020:

Name	Age	Position
Executive Officers:
Jason W. Myers	44	President and Chief Executive Officer and Director
Joshua Stahl	34	Chief Scientific Officer and Chief Operating Officer
Britton A. Russell	31	Senior Vice President, Finance
Non-Employee Directors:
Steven J. Kafka	50	Executive Chairman of the Board of Directors
Paul B. Manning	64	Director
Kyle A. Lefkoff	60	Director
Marvin H. Caruthers	80	Director
Jason C. Ryan	45	Director

Executive officers
Jason Myers, Ph.D., is our co-founder and has served as President and Chief Executive Officer and a member of our board of directors since January 2015 when we spun out from Enzymatics, Inc. From August 2013 to January 2015, Dr. Myers served as Chief Scientific Officer of Enzymatics, Inc. Prior to co-founding ArcherDX, Dr. Myers served in positions of increasing responsibility at Ion Torrent from 2008 to 2012. He continued with NGS application development at Life Technologies, following its acquisition of Ion Torrent. Before joining Ion Torrent, Dr. Myers completed a post-doctoral fellowship at Stanford University where he developed a variety of genomics and functional genomics technologies. Dr. Myers received his BASc. in Biochemistry and Molecular Biology from the Colorado State University and his Ph.D. in Molecular Pharmacology from Stanford University School of Medicine. We believe Dr. Myers is qualified to serve on our board of directors because of his years of management experience as well as his extensive understanding of our business, operations, and strategy.
Joshua Stahl has held positions of increasing responsibility at ArcherDX since April 2013, including research scientist, Director of NGS Research and Development and Assistant Director of Scientific Operations, and Vice President of Research and Development and Scientific Operations, culminating with his most recent appointment as our Chief Scientific Officer and Chief Operating Officer in February 2020. Prior to joining us, Mr. Stahl served as a scientist for Thermo Fisher Scientific from October 2010 to April 2013 where he worked on the company’s gene modulation portfolio developing siRNA and shRNA NGS-based screening methods. Mr. Stahl received his B.S. in Biochemistry and Molecular Biology from the University of West Virginia, his M.Sc. in Biochemistry from the University of Colorado and his MBA from the University of Colorado.
Britton Russell served as our Director of Financial Planning and Analysis from September 2018 to June 2019, then as Senior Director of Financial Planning and Analysis from June 2019, until his promotion to Senior Vice President, Finance and appointment as the principal financial and accounting officer in April 2020. Prior to joining ArcherDX, Mr. Russell was the Senior Finance Manager at AstraZeneca plc from July 2017 to September 2018, and at Genentech, Inc. from August 2015 to July 2017. Prior to that, Mr. Russell held positions of increasing responsibility in finance at Royal Dutch Shell plc from April 2010 through August 2015. Mr. Russell received his B.A. in Business and B.S. in Finance from the Arizona State University, W.P. Carey School of Business, and his MBA from Jesse H. Jones Graduate School of Management at Rice University.

Non-employee directors
Paul Manning has served on our board of directors since January 2015. Mr. Manning is the Chairman and Chief Executive Officer of PBM Capital Group, LLC, a private equity investment firm in the business of investing in healthcare and life sciences companies, which he founded in 2010. Prior to that, Mr. Manning founded PBM Products, LLC in 1997, a producer of infant formula and baby food, which was sold to Perrigo Corporation in 2010. Since December 2015, Mr. Manning has also served as a director of Verrica Pharmaceuticals Inc., biotechnology company focusing on commercializing dermatological treatments. Mr. Manning was previously a director of Dova Pharmaceuticals, Inc., a formerly publicly traded pharmaceutical company from September 2016 until its acquisition in December 2019, AveXis, Inc., a formerly publicly traded gene therapy company from April 2014 until its acquisition in May 2018, and Concordia Healthcare Corp. (now known as ADVANZ PHARM Corp.), a formerly publicly traded pharmaceutical company from May 2014 to January 2015, as well as various other private companies. Mr. Manning received his B.S. in Microbiology from the University of Massachusetts. We believe that Mr. Manning is qualified to serve on our board of directors because of his extensive experience in the healthcare and life sciences industries.
Steven Kafka, Ph.D., has served on our board of directors since July 2018, and as chair of our board of directors since May 2019. Since December 2019, Dr. Kafka has served as a managing partner at Section 32 LLC, a venture capital fund that invests in healthcare and life sciences companies. Since April 2019, Dr. Kafka has served as a director of Thrive Earlier Detection Corp., a biotechnology company that develops early detection tests for multiple types of cancer. From August 2018 to December 2019, Dr. Kafka served as a partner at Third Rock Ventures LLC, a venture capital fund that invests in biotechnology startups. From June 2018 to November 2019, Dr. Kafka served as a director at Relay Therapeutics, Inc., a drug discovery company. Prior to that, Dr. Kafka served in various executive officer roles, including President and Chief Operating Officer at Foundation Medicine, a formerly publicly traded biopharmaceutical company, from April 2015 until its acquisition in February 2018, Chief Operating Officer from April 2013 to April 2015, and Chief Business Officer from January 2013 to April 2013. Dr. Kafka received his B.A. in Economics and Political Science from Stanford University and his Ph.D. in Political Economy and Government from Harvard University. We believe that Dr. Kafka is qualified to serve on our board of directors because of his extensive board and management experiences in the healthcare and biopharmaceutical space.
Kyle Lefkoff has served on our board of directors since March 2018. Since 1995, Mr. Lefkoff has been a General Partner of Boulder Ventures, Ltd, a venture capital firm, and one of our founding investors. From 1986 until 1995, Mr. Lefkoff was employed by Colorado Venture Management, a venture capital firm. Mr. Lefkoff serves on the board of directors for a number of private companies, including CommercialTribe Inc. and Black Bear Energy, Inc. Mr. Lefkoff was a director at Miragen Therapeutics, Inc., a publicly traded biopharmaceutical company, from 2007 to 2017 and a director at Array Biopharma Inc., a formerly publicly traded biopharmaceutical company, from 1998 to 2019. Mr. Lefkoff received his B.A. in Economics from Vassar College and his MBA in Finance from the University of Chicago. We believe that Mr. Lefkoff is qualified to serve on our board of directors because of his board experience with publicly traded biopharmaceutical companies.
Marvin Caruthers, Ph.D., has served on our board of directors since March 2018. Dr. Caruthers has served as a Distinguished Professor of Chemistry and Biochemistry at the University of Colorado since 1979. Dr. Caruthers co-founded Amgen Inc. in 1980 and Applied Biosystems Inc. in 1981. A Guggenheim Fellow, he is a member of the National Academy of Sciences and the American Academy of Arts and Sciences. Dr. Caruthers was awarded the National Medal of Science in 2006. Dr. Caruthers received his B.S. in Chemistry from the Iowa State University and his Ph.D. in Biochemistry from Northwestern University. We believe that Dr. Caruthers is qualified to serve on our board of directors because of his educational background and expertise in sciences.
Jason Ryan has served on our board of directors since April 2020. Mr. Ryan has served as the Chief Operating and Financial Officer of Magenta Therapeutics, Inc., a biopharmaceutical company, since

January 2019. From May 2011 to November 2018, Mr. Ryan held positions of increasing responsibility, including Chief Financial Officer, at Foundation Medicine, Inc. Mr. Ryan received his B.S. in Economics from Bates College and his MBA from Babson F.W. Olin Graduate School of Business. We believe that Mr. Ryan is qualified to serve on our board of directors because of his extensive finance experience and his leadership experience in the diagnostics and biopharmaceutical industry.
Family relationships
There are no family relationships among any of our executive officers or directors, by blood, marriage or adoption.
Composition of our board of directors
Our business and affairs are managed under the direction of our board of directors. We currently have five directors and one vacancy on our board of directors. All of our directors currently serve on the board of directors pursuant to the provisions of a voting agreement between us and several of our stockholders. Pursuant to the terms of this voting agreement, our directors are elected and appointed in the following manner:

•	one director elected by the holders of a majority of our outstanding common stock and who is then serving as our chief executive officer, or the CEO Director, who is currently Jason Myers;

•	one director elected by the holders of a majority of our outstanding convertible preferred stock who is designated by Boulder Ventures IV, LP, currently Kyle Lefkoff;

•	one director elected by the holders of a majority of our outstanding convertible preferred stock who is designated by PBM Special Projects II, LLC, currently Paul Manning;

•
one director elected by the holders of a majority of our outstanding convertible preferred stock who is designated by Perceptive Life, so long as such designee is reasonable acceptable to the CEO Director, which is currently vacant; and

•
two directors elected by the holders of a majority of our outstanding capital stock who are designated by the mutual agreement of the other directors so long as such designees are not otherwise affiliates of ArcherDX or any existing investor, currently Marvin Caruthers and Steve Kafka;

This voting agreement will terminate upon the closing of this offering. Accordingly, following the completion of this offering, no stockholder will have any special rights regarding the election or designation of members of our board of directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.
In accordance with our amended and restated certificate of incorporation that will be in effect on the completion of this offering, immediately after this offering, our board of directors may establish the authorized number of directors from time to time by resolution, and our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of their election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , whose terms will expire at the first annual meeting of stockholders to be held in 2021;

•	the Class II directors will be and , whose terms will expire at the second annual meeting of stockholders to be held in 2022; and

•	the Class III director will be , whose term will expire at the third annual meeting of stockholders to be held in 2023.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the then authorized number of directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
Director independence
Under the listing requirements and rules of the Nasdaq, independent directors must comprise a majority of our board of directors within one year of the closing of this offering.
Our board of directors has undertaken a review of the independence of each of our directors. Based on information provided by each director concerning his background, employment, and affiliations, our board of directors has determined that         ,         , and         do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” (as that term is defined under the Nasdaq listing standards). In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain relationships and related party transactions.”
Committees of our board of directors
Our board of directors has established an audit committee and a compensation committee, and will establish a nominating and corporate governance committee effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit committee
Our audit committee consists of         ,         and         . Our board of directors has determined that         satisfies the independence requirements under the Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is         , who our board of directors has determined is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.
The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•
discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•
obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.
Our audit committee will operate under a written charter, to be effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, that satisfies the applicable listing standards of Nasdaq.
Compensation committee
Our compensation committee consists of         and         . The chair of our compensation committee is         . Our board of directors has determined that each of         and         is independent under Nasdaq listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.
The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving the compensation of our chief executive officer, other executive officers and senior management;

•	reviewing, evaluating and recommending to our board of directors succession plans for our executive officers;

•	reviewing and recommending to our board of directors the compensation paid to our directors;

•	administering our equity incentive plans and other benefits programs;

•
reviewing, adopting, amending and terminating our incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.
Our compensation committee will operate under a written charter, to be effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, that satisfies the applicable listing standards of Nasdaq.
Nominating and corporate governance committee
Our nominating and corporate governance committee will consist of         and         . The chair of our nominating and corporate governance committee will be         . Our board of directors has determined that each member of the nominating and corporate governance committee is independent under Nasdaq listing standards.

Specific responsibilities of our nominating and corporate governance committee will include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.
Our nominating and corporate governance committee will operate under a written charter, to be effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, that satisfies the applicable listing standards of Nasdaq.
Perceptive board observer right
Pursuant to the Credit Agreement, Perceptive has a right to have a representative attend all meetings of our board of directors and to receive all materials provided to our board, subject to exceptions for conflicts of interest or for us to preserve attorney-client privilege. This right will terminate when the Credit Agreement matures or terminates.
Code of conduct
We have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer, principal accounting officer, and controller, and persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.archerdx.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
Compensation committee interlocks and insider participation
None of the members of the compensation committee are currently, or have been at any time, one of our officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of our board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Non-employee director compensation
The following table sets forth information regarding the compensation earned for service on our board of directors during the year ended December 31, 2019.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Option Awards ($)(3)	Total ($)
Steven Kafka	66,667	858,000(4)	924,667

(1)
Dr. Myers, our president and chief executive officer, also served as a member of our board of directors in the fiscal year ended December 31, 2019. Dr. Myers’s compensation for serving as our president and chief executive officer in 2019 is reported in the 2019 summary compensation table and other compensation tables set forth under “Executive compensation.” Dr. Myers did not receive any additional compensation for his service on our board of directors. Marvin Caruthers, Kyle Lefkoff, and Paul Manning each also served as members of our board of directors in the fiscal year ended December 31, 2019, but these directors did not receive any compensation for their service on our board of directors.

(2)
Mr. Kafka is entitled to compensation for his services as executive chairman of our board of directors pursuant to a services agreement, dated as of April 29, 2019, by and between us and Mr. Kafka. Pursuant to that agreement, Mr. Kafka will earn $100,000 per year, paid quarterly, and received an option to purchase 550,000 shares of common stock, as further described in footnote (4) below. The amount reflected in this column represents the portion of Mr. Kafka’s fees earned in 2019 for his services as our executive chairman beginning in April 2019.

(3)
The amount reported in this column does not reflect the dollar amount actually received by the non-employee director. Instead, the amount reflects the aggregate grant date fair value of the stock options granted to the non-employee director during 2019 under our 2015 Plan, computed in accordance with FASB ASC Topic 718. As required by SEC rules, the amount shown excludes the impact of estimated forfeitures related to service-based vesting conditions. The amount reported in this column reflects the accounting cost for these stock options and does not correspond to the actual economic value that may be received by the non-employee director upon the exercise of the stock options or any sale of the underlying shares of common stock.

(4)
In July 2019, we granted Mr. Kafka options to purchase 550,000 shares of common stock with an exercise price of $2.20 per share. 34% of the shares underlying the options vest on the first anniversary of the vesting commencement date, and 2.75% of the shares vest monthly over the following 24 months. The aggregate number of shares subject to outstanding stock options owned by Mr. Kafka as of December 31, 2019 was 650,000.

Other than our services agreement with Mr. Kafka, we have not historically had a compensation policy for our non-employee directors, but we anticipate adopting one in connection with this offering. We have not made any final determination of the terms thereof.

Executive compensation
Our named executive officers, consisting of our principal executive officer and the next most highly compensated executive officer, as of December 31, 2019, were:

•	Jason Myers, our President and Chief Executive Officer; and

•	Joshua Stahl, our Executive Vice President and Chief Scientific Officer.
2019 summary compensation table
The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for the year ended December 31, 2019.

Name and Principal Position	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Jason Myers	354,300	512	2,136,750	21,258	9,725(4)	2,522,545
President and Chief Executive Officer
Joshua Stahl	314,000	514	1,155,000	18,840	1,484(5)	1,489,838
Executive Vice President and Chief Scientific Officer

(1)	Amounts reflect a five-year service award earned by each named executive officer.

(2)
Amounts represent the aggregate grant date fair value of stock options granted to our executive officers in 2019 under our 2015 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. Amounts do not reflect the actual economic value that may be realized by the named executive officers.

(3)
Amounts reflect the incentive bonuses earned by the named executive officers with respect to the fiscal year ended December 31, 2019. The bonuses were earned based on target bonus amounts (6% of base salary) and for achievement of company-wide performance targets established by the Compensation Committee and approved by our board of directors.

(4)	Amount includes life insurance premiums and $9,515 car allowance.

(5)	Amount includes life insurance premiums and $1,274 401(k) matching contribution.
Outstanding equity awards as of December 31, 2019
The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2019.

		Option Awards(1)
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Jason Myers	10/02/2018	191,666	208,334(2)	$0.74	10/01/2028
	12/17/2019	—	925,000(3)	$3.25	12/16/2029
Joshua Stahl	10/02/2018	110,208	119,792(2)	$0.74	10/01/2028
	12/17/2019	—	500,000(3)	$3.25	12/16/2029

(1)	All of the option awards listed in the table above were granted under the 2015 Plan, the terms of which are described below under “—Equity incentive plans.”

(2)
25% of these options vested on October 2, 2019 with the remaining 75% vesting in equal monthly installments over the next three years. 100% of the vesting shall accelerate if, within 12 months following a “change of control,” the optionee’s employment is terminated without “cause” or the participant resigns for “good reason.”

(3)
25% of these options vested on December 17, 2020 with the remaining 75% vesting in equal monthly installments over the next three years. 100% of the vesting shall accelerate if, within 12 months following a “change of control,” the optionee’s employment is terminated without “cause” or the participant resigns for “good reason.”

Emerging growth company status
We are an emerging growth company. As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our chief executive officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.
Employment arrangements
Dr. Myers, our Chief Executive Officer, is party to an offer letter from Enzymatic dated August 1, 2013 that provides for at-will employment. Pursuant to his offer letter, Dr. Myers is entitled to an annual base salary, with any increases as approved by our board of directors, and is eligible to receive a target annual cash bonus of at least 30% of his base salary, with the actual bonus amount depending on annual milestones achieved, each of which to be mutually determined by Dr. Myers and our board of directors. Dr. Myers’ base salary for the year ended December 31, 2019 was $354,300.
Pursuant to his offer letter, Dr. Myers is entitled to participate in such other employee benefits as are available from time to time to our other senior executives, with terms no less favorable than those available to such other senior executives.
Pursuant to his offer letter, if Dr. Myers is terminated by us without “cause” or if Dr. Myers resigns for “good reason” (including after a “change of control”) (as those terms are defined in his offer letter), he is entitled to continued payment of his then-current base salary for a period of six months, provided that (1) he has executed a separation agreement in the form attached to his offer letter and (2) he is not in violation of any agreements or restrictive covenants related to his employment with us.
We have not entered into an employment agreement or other similar arrangement with our other named executive officer. Accordingly, the salary and bonus award amounts for our other named executive officer are determined and approved on an annual basis by our compensation committee.
Each of our named executive officers is an at-will employee.
Employee benefits plans
401(k) plan
We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees, including our named executive officers, are able to defer eligible compensation up to certain limits under the Internal Revenue Code of 1986, as amended, or the Code, which are updated annually. Currently, we match 50% of the contributions that eligible employees make to the 401(k) plan up to the first 3% of the employee’s eligible compensation. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.
Equity incentive plans
2020 Equity Incentive Plan
Our board of directors adopted and our stockholders approved our 2020 Plan on         , 2020 and on         , 2020, respectively. The 2020 Plan will become effective, and no stock awards may be granted under the 2020 Plan until, immediately prior to the execution of the underwriting agreement related to this offering. Once the 2020 Plan is effective, no further grants will be made under the 2015 Plan.
Stock Awards. The 2020 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, nonstatutory stock options, or NSOs, stock appreciation rights, or SARs, restricted stock awards, or RSAs, restricted stock unit awards, performance awards, and other forms of equity compensation, which are collectively referred to as stock awards. ISOs may be granted only to our employees and to any of our subsidiary corporation’s employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants of ours and any of our affiliates.
Share Reserve. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2020 Plan is the sum of (i)         shares plus (ii) the number of shares reserved, and remaining available for issuance, under the 2015 Plan at the time the 2020 Plan became effective and (iii) the number of shares subject to stock options or other stock awards granted under the 2015 Plan that would have otherwise returned to the 2015 Plan (such as upon the expiration or termination of a stock award prior to vesting). The number of shares of our common stock reserved for issuance under the 2020 Plan will automatically increase on January 1 of each calendar year, beginning on January 1, 2021 (assuming the 2020 Plan becomes effective in 2020) and continuing through and including January 1, 2030, by         % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of ISOs under the 2020 Plan is         shares.
If a stock award granted under the 2020 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2020 Plan. In addition, the following types of shares under the 2020 Plan may become available for the grant of new stock awards under the 2020 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2020 Plan may be previously unissued shares or reacquired shares bought by us on the open market.
The maximum number of shares of common stock subject to stock awards granted under the 2020 Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on the board of directors, will not exceed $         in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our board of directors, $         .
Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2020 Plan, and is referred to herein as the “plan administrator.” Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, (2) determine the number of shares of common stock to be subject to such stock awards and (3) specify the other terms and conditions, including the strike price or purchase price and vesting schedule, applicable to such awards. Subject to the terms of the 2020 Plan, our board of directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and the vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of stock awards granted and the types of consideration to be paid for the stock award.
The plan administrator has the authority to modify outstanding stock awards under the 2020 Plan. Subject to the terms of the 2020 Plan, the plan administrator has the authority, without stockholder approval, to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under GAAP, with the consent of any adversely affected participant.
Stock options. ISOs and NSOs are evidenced by stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2020 Plan vest at the rate specified by the plan administrator.
The plan administrator determines the term of stock options granted under the 2020 Plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term will automatically be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, or an option holder dies within a certain period following cessation of service, the option holder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately. In no event may an option be exercised beyond the expiration of its term.
Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the option holder, (4) a net exercise of the option if it is an NSO and (5) other legal consideration approved by the plan administrator.
Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An option holder may designate a beneficiary, however, who may exercise the option following the option holder’s death.
Tax limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.
Restricted stock awards. RSAs are evidenced by restricted stock award agreements adopted by the plan administrator. RSAs may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates or (3) any other form of legal consideration. Common stock acquired under a RSA may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule as determined by the plan administrator. Rights to acquire shares under a RSA may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, RSAs that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.
Restricted stock unit awards. Restricted stock unit awards are evidenced by restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration or for no consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Rights under a restricted stock unit award may be transferred only upon such terms and conditions as set by the plan administrator. Restricted stock unit awards may be subject to vesting as determined by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.
Stock appreciation rights. SARs are evidenced by stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a SAR, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a SAR, we will pay the participant an amount in cash or stock equal to (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the SAR is exercised. A SAR granted under the 2020 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.
The plan administrator determines the term of SARs granted under the 2020 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested SAR for a period of three months following the cessation of service. The SAR term will be further extended in the event that exercise of the SAR following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested SAR for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, SARs generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a SAR be exercised beyond the expiration of its term.
Unless the plan administrator provides otherwise, SARs generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. A SAR holder may designate a beneficiary, however, who may exercise the SAR following the holder’s death.
Performance awards. Our 2020 Plan permits the grant of performance awards. The performance goals are the one or more goals established by the plan administrator for a performance period, based on the performance criteria selected by the plan administrator.
The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors when the performance award is granted, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to GAAP; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any items that are unusual in nature or occur infrequently as determined under GAAP; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under GAAP; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP. In addition, we retain the discretion to adjust or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.
Other stock awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.
Changes to capital structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2020 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and number of shares that may be issued upon the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.
Corporate transactions. The following applies to stock awards under the 2020 Plan in the event of certain specified corporate transactions, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.
In the event of a corporate transaction, any stock awards outstanding under the 2020 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to our successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (1) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (2) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.
In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (1) the per share amount payable to holders of our common stock in connection with the corporate transaction, over (2) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our common stock.
Under the 2020 Plan, a significant corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.
Amendment and Termination. Our board of directors has the authority to amend, suspend or terminate the 2020 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent and provided further that certain types of amendments will require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts the 2020 Plan.
2020 Employee Stock Purchase Plan
Our board of directors adopted the 2020 Employee Stock Purchase Plan, or ESPP, on         , 2020 and our stockholders approved the ESPP on         , 2020. The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. In addition, purchase rights may be granted under a component that does not qualify for such favorable tax treatment when necessary or appropriate to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws .
Share reserve.  Following this offering, the ESPP will authorize the issuance of         shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2021 (assuming the ESPP becomes effective in 2020) through January 1, 2030, by the lesser of (1)         % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, and (2)         shares; provided, that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).
Administration.  Our board of directors intends to delegate concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.
Payroll deductions.  Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (1) 85% of the fair market value of a share of our common stock on the first trading date of an offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase.
Limitations.  Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock-based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding common stock measured by vote or value pursuant to Section 424(d) of the Code.
Changes to capital structure .  In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the class(es) and number of shares reserved under the ESPP, (2) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (3) the class(es) and number of shares and purchase price of all outstanding purchase rights and (4) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.
Corporate transactions.  In the event of certain significant corporate transactions, including (1) a sale of all or substantially all of our assets, (2) the sale or disposition of 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transactions and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.
ESPP amendments, termination.  Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP, as required by applicable law or listing requirements.
2015 Stock incentive plan
Our board of directors adopted and our stockholders approved the 2015 Plan on September 3, 2015 and on September 15, 2015, respectively. The 2015 Plan has been periodically amended, most recently on December 10, 2019. The 2015 Plan permits the grant of ISOs, NSOs, SARs, restricted or unrestricted stock awards, restricted stock units, and other stock-based awards. ISOs may be granted only to our employees and to any of our subsidiary corporation’s employees. All other awards may be granted to employees, officers, directors, consultants, and advisors of ours and to any of our subsidiary’s employees, consultants, or advisors. The 2015 Plan will be terminated upon the effectiveness of the 2020 Plan, and thereafter we will not grant any additional awards under the 2015 Plan. However, the 2015 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.
As of December 31, 2019, stock options covering 5,335,664 shares of our common stock with a weighted-average exercise price of $1.98 per share and no shares of unvested restricted stock granted pursuant to RSAs were outstanding, and 939,649 shares of our common stock remained available for the future grant of awards under the 2015 Plan. Any shares of our common stock remaining available for issuance under the 2015 Plan when the 2020 Plan becomes effective will become available for issuance under the 2020 Plan. In addition, any shares subject to awards that expire or terminate prior to exercise or settlement or are withheld to satisfy tax withholding obligations will be added to the number of shares then available for issuance under the 2020 Plan.
Administration.  Our board of directors or a committee delegated by our board of directors, referred to herein as the “administrator,” administers the 2015 Plan. Subject to the terms of the 2015 Plan, the administrator has the power to, among other things, determine the eligible persons to whom, and the times at which, awards will be granted, to determine the terms and conditions of each award (including the number of shares subject to the award, the exercise price of the award, if any, and when the award will vest and, as applicable, become exercisable), to modify or amend outstanding awards, or accept the surrender of outstanding awards and substitute new awards, to accelerate the time(s) at which an award may vest or be exercised, and to construe and interpret the terms of the 2015 Plan and awards granted thereunder.

Options.  The exercise price per share of ISOs and NSOs granted under the 2015 Plan shall not be less than 100% of the fair market value per share of our common stock on the grant date. Subject to the provisions of the 2015 Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable.
Changes to capital structure.  In the event there is a specified type of change in our capital structure, such as any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off, or similar change in corporate structure, our board of directors will make equitable adjustments to (1) the number and class of securities available under the 2015 Plan, (2) the number and class of securities and exercise price per share of each outstanding option, (3) the number of shares subject to and the repurchase price per share subject to each outstanding RSA, and (4) the terms of each other outstanding award shall be equitably adjusted by us (or substituted awards may be made, if applicable) in the manner determined by our board of directors.
Reorganization events.  In the event of certain specified reorganization events, our administrator generally may take one or more of the following actions with respect to outstanding awards:

•	provide that awards be assumed (as defined in the 2015 Plan), or substantially equivalent awards shall be substituted, by our acquiring or succeeding corporation (or an affiliate thereof);

•
upon written notice to an award holder, provide that all of the award holder’s unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the award holder (to the extent then exercisable) within a specified period following the date of such notice;

•
provide that outstanding awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon such reorganization event;

•
in the event of a reorganization event under the terms of which holders of common stock will receive upon consummation thereof a cash payment for each share surrendered in the transaction (the “acquisition price”), make or provide for a cash payment to the award holder equal to the excess, if any, of (1) the acquisition price times the number of shares of common stock subject to vested portion of the awards (to the extent the exercise price does not exceed the acquisition price) over (2) the aggregate exercise price, measurement price, or purchase price of such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards;

•
provide that, in connection with a liquidation or dissolution, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof and any applicable tax withholdings); or

•	any combination of the foregoing.
Our board of directors is not obligated to treat all awards in the same manner. Further, upon a reorganization event other than a liquidation or dissolution, our repurchase and other rights under each outstanding RSA will inure to the benefit of our successor and will, unless our board of directors determines otherwise, apply to the cash, securities or other property which the common stock was converted into or exchanged for pursuant to such reorganization event in the same manner and to the same extent as they applied to the common stock subject to such RSA, provided, however, that our board of directors may provide for the termination or deemed satisfaction of such repurchase or other rights under the award agreement evidencing the RSA or any other agreement between a holder and us, either initially or by amendment. Upon a reorganization event involving a liquidation or dissolution, except to the extent specifically provided to the contrary in the award agreement of such RSA or any other agreement between the holder and us, all restrictions and conditions on all RSAs then outstanding shall automatically be deemed terminated or satisfied.

Under the 2015 Plan, a reorganization event is generally (1) the consummation of any merger or consolidation into another entity as a result of which all of our common stock is converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (2) any transfer or disposition of all of our common stock for cash, securities or other property pursuant to a share exchange or other transaction, or (3) any liquidation or dissolution.
Plan amendment or termination.  Our board of directors may amend, modify or terminate the 2015 Plan at any time, provided that such action does not materially and adversely affect the existing rights of any participant without such participant’s consent and provided further that certain types of amendments will require the approval of our stockholders. No incentive stock options may be granted after the 10th anniversary of the date our board of directors adopts the 2015 Plan. As discussed above, we will terminate the 2015 Plan prior to the completion of this offering and no new awards will be granted thereunder following such termination.
Transferability.  Unless the plan administrator provides otherwise, awards granted under the 2015 Plan are generally not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order.
Limitations of liability and indemnification matters
On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions of our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Rule 10b5-1 sales plans
Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

Certain relationships and related party transactions
Other than compensation arrangements for our directors and named executive officers, which are described elsewhere in this prospectus, below are descriptions of the transactions since January 1, 2017 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Debt Financings
PBM credit agreement and warrant
In August 2017, we entered into a Loan and Security Agreement with PBM Special Projects II, LLC, or PBM, pursuant to which PBM agreed to lend to us, in one or more loans in an aggregate principal amount of up to $5,000,000, with each loan evidenced by a separate promissory note. In connection with the execution of our Loan and Security Agreement with PBM, we issued PBM a promissory note in the principa l amount of $1,250,000 which accrued interest at the rate of 9.8% per annum until a milestone specified in the promissory note was achieved, at which point the interest rate would be lowered to 8.0% per annum . In March 2018, we repaid all outstanding principal and accrued interest under this promissory note in connection with the termination of our Loan and Security Agreement with PBM. Upon termination of our Loan and Security Agreement with PBM, we issued PBM a warrant to purchase 227,115 shares of our Series A Preferred Stock at an exercise price of $0.01 per share. PBM is an affiliate of Paul Manning, one of our directors. The warrant was exercised in full on March 13, 2020.
Perceptive credit agreement and warrant
In May 2019, we and our subsidiary entered into the Credit Agreement with Perceptive Credit, an affiliate of Perceptive Life, which beneficially owns more than 5% of our common stock. The Credit Agreement provides for a $30 million senior secured term loan and the Delayed Draw Loan Facility. See “Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Indebtedness” for a description of the terms of the Credit Agreement.
In connection with the entry into the Credit Agreement, we issued the Series B Warrant to purchase 646,667 shares of our Series B Preferred Stock at an exercise price of $4.82 per share to Perceptive Credit. Pursuant to its terms, the Series B Warrant will automatically net exercise for             shares of Series B Preferred Stock in connection with this offering, assuming an initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. Under the Credit Agreement, we will also issue the Delayed Draw Warrant to purchase 323,334 shares of our Series B Preferred Stock at an exercise price of $4.82 per share to Perceptive Credit if we draw on the Delayed Draw Facility. See “Risks related to our financial condition and capital requirements—Our Credit Agreement with Perceptive Credit contains restrictions that limit our flexibility in operating our business.”
In connection with the Credit Agreement, we also provided Perceptive with board observer rights. See “Management—Perceptive board observer right.”
Convertible preferred stock financings
Series A Preferred Stock financing
In March 2018, we sold 11,031,178 shares of our Series A Preferred Stock at a price per share of $3.5591, for an aggregate purchase price of approximately $37 million in private placements to accredited investors. Certain convertible promissory noteholders also participated in the financing and their promissory notes were converted to Series A Preferred Stock at a conversion price per share of $3.3216. The table below sets forth the number of shares of our Series A Preferred Stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of Series A Preferred Stock will automatically convert into one share of our common stock upon the completion of this offering. The holders of our Series A Preferred Stock listed below are entitled to specified registration rights. See the section titled “Description of capital stock—Registration rights” for additional information regarding these registration rights.

Stockholder(1)	Shares of Series A Preferred Stock	Total Purchase Price ($)
		(in thousands)
Boulder Ventures VI, L.P.(2)	1,404,849	5,000
Christopher Benoit(3)	515,246	1,711
KV Enzymatics, LLC(4)	1,295,279	4,302
PBM Special Projects II, LLC(5)	1,123,878	4,000
QIAGEN North American Holdings, Inc.(6)	3,413,872	11,340
Stephen Picone(7)	534,522	1,775

(1)	Additional information regarding these stockholders and their equity holdings is provided in the section titled “Principal stockholders.”

(2)
Kyle Lefkoff, a member of our board of directors, is a managing member of BV Partners VI, LLC, or BVP VI, which is the general partner of Boulder Ventures VI, L.P., or BV VI. In addition, entities affiliated with Boulder Ventures VII, L.P. collectively, or BV Entities, hold more than 5% of our capital stock.

(3)	Christopher Benoit, together with trusts of which he is trustee, collectively hold more than 5% of our capital stock.

(4)	KV Enzymatics, LLC holds more than 5% of our capital stock.

(5)	Paul Manning, a member of our board of directors, is a manager of PBM Special Projects II, LLC and may be deemed to indirectly own the shares held by PBM Special Projects II, LLC.

(6)	QIAGEN North American Holdings, Inc. holds more than 5% of our capital stock.

(7)	Stephen Picone, together with trusts of which he is trustee, collectively hold more than 5% of our capital stock.
Series B Preferred Stock financing
In May 2019, we sold 3,112,031 shares of our Series B Preferred Stock at a price per share of $4.82 for an aggregate purchase price of approximately $15 million in private placements to accredited investors. The table below sets forth the number of shares of our Series B Preferred Stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of Series B Preferred Stock will automatically convert into one share of our common stock upon the completion of this offering. The holders of our Series B Preferred Stock listed below are entitled to specified registration rights. See the section titled “Description of capital stock—Registration rights” for additional information regarding these registration rights.

Stockholder(1)	Shares of Series B Preferred Stock	Total Purchase Price ($)
		(in thousands)
Boulder Ventures VI, L.P.(2)	103,734	500
Boulder Ventures VII, L.P.(2)	311,203	1,500
KV Enzymatics, LLC(3)	829,876	4,000
PBM Special Projects II, LLC(4)	261,574	1,261
Perceptive Credit Holdings II, LP(5)	518,672	2,500

(1)	Additional information regarding these stockholders and their equity holdings is provided in the section titled “Principal stockholders.”

(2)
Kyle Lefkoff, a member of our board of directors, is a managing member of BV Partners VI, LLC and BV Partners VII, LLC, or BVP VII, which are the general partners of Boulder Ventures VI, L.P. and Boulder Ventures VII, L.P., respectively. In addition, entities affiliated with Boulder Ventures VII, L.P. collectively hold more than 5% of our capital stock.

(3)	KV Enzymatics, LLC holds more than 5% of our capital stock.

(4)	Paul Manning, a member of our board of directors, is a manager of PBM Special Projects II, LLC and may be deemed to indirectly own the shares held by PBM Special Projects II, LLC.

(5)	Entities affiliated with Perceptive Credit collectively hold more than 5% of our capital stock.
Series C Preferred Stock financing
In December 2019, we sold 9,430,712 shares of our Series C Preferred Stock at a price per share of $5.832 for an aggregate purchase price of approximately $55 million in private placements to accredited investors. The table below sets forth the number of shares of our Series C Preferred Stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of Series C Preferred Stock will automatically convert into one share of our common stock upon the completion of this offering. The holders of our Series C Preferred Stock listed below are entitled to specified registration rights. See the section titled “Description of capital stock—Registration rights” for additional information regarding these registration rights.

Stockholder(1)	Shares of Series C Preferred Stock	Total Purchase Price ($)
		(in thousands)
BKB Growth Investments LLC(2)	360,082	2,100
Boulder Ventures VI, L.P.(3)	85,733	500
Boulder Ventures VII, L.P.(3)	171,467	1,000
J.P. Morgan Trust Company of Delaware, Trustee of The Marvin H. Caruthers 2008 Irrevocable Trust(4)	85,733	500
PCOF EQ AIV II, LP(5)	112,318	655
Perceptive Credit Holdings II, LP(5)	230,613	1,345
Perceptive Life Sciences Master Fund LTD(5)	3,429,355	20,000
Redmile Biopharma Investments II, L.P.(6)	1,804,657	10,525
Redmile Private Investments II, L.P.(6)	767,359	4,475

(1)	Additional information regarding these stockholders and their equity holdings is provided in the section titled “Principal stockholders.”

(2)	Paul Manning, a member of our board of directors, is a co-manager of Tiger Lily Capital, LLC, which is the manager BKB Growth Investments LLC.

(3)
Kyle Lefkoff, a member of our board of directors, is a managing member of BV Partners VI, LLC and BV Partners VII, LLC, which are the general partners of Boulder Ventures VI, L.P. and Boulder Ventures VII, L.P., respectively. In addition, entities affiliated with Boulder Ventures VII, L.P. collectively hold more than 5% of our capital stock.

(4)	Marvin Caruthers, a member of our board of directors, has a financial interest in J.P. Morgan Trust Company of Delaware, Trustee of The Marvin H. Caruthers 2008 Irrevocable Trust.

(5)	Entities affiliated with Perceptive Life and Perceptive Credit collectively hold more than 5% of our capital stock.

(6)
Entities affiliated with Redmile Biopharma Investments II, L.P., or Redmile Biopharma, and Redmile Private Investments II, L.P., or Redmile Investments, collectively referred to as the Redmile Entities, hold more than 5% of our capital stock.

Baby Genes Acquisition
In October 2018, we completed the Baby Genes Acquisition, pursuant to which we purchased at closing all of the then issued and outstanding shares of Baby Genes from the holders thereof, or the Sellers, for approximately $4.7 million in consideration, exclusive of certain earn-out payments. The remaining consideration that may be issued to the Sellers is contingent upon the achievement of specified revenue-based milestones under the Baby Genes Merger Agreement.  As of the date of this prospectus, the Sellers have earned the right to receive an additional 886,884 shares of Series A Preferred Stock based on the achievement of certain revenue-based milestones for the 2019 fiscal year, or the 2019 Milestones, which shares of Series A Preferred Stock will be converted into 886,884 shares of our common stock upon completion of this offering. The Sellers may earn the right to receive up to an additional 800,000 shares of common stock upon the achievement of certain revenue-based milestones for the 2020 fiscal year, or the 2020 Milestones. The Sellers will also receive up to an additional 389,749 shares of Series A Preferred Stock immediately prior to the closing of this offering, which will automatically convert into 389,749 shares of common stock. As of December 31, 2019 the fair value of the shares to be issued pursuant to the 2019 Milestones was $4.2 million.

Jason Myers, our chief executive officer, president and member of our board of directors, was a founder, major stockholder and member of the board of directors of Baby Genes. Richard Sjogren, our Senior Vice President of Operations, was a founder and the chief executive officer of Baby Genes.  Jason Myers and Richard Sjogren are brothers-in-law.  Jason Myers received 300,973 shares of Series A Preferred Stock at the closing of the Baby Genes Acquisition, has earned the right to receive an additional 184,984 shares of Series A Preferred Stock based upon achievement of the 2019 Milestones, and could receive up to an additional 247,356 shares of Series A Preferred Stock upon achievement of the 2020 Milestones (which will convert into a right to receive the same respective numbers of shares of our common stock upon completion of this offering).  Richard Sjogren received 338,596 shares of Series A Preferred Stock at the closing of the Baby Genes Acquisition, has earned the right to receive an additional 208,111 shares of Series A Preferred Stock based upon achievement of the 2019 Milestones, and could receive up to an additional 278,272 shares of Series A Preferred Stock upon achievement of the 2020 Milestones (which will convert into a right to receive the same respective numbers of shares of our common stock upon completion of this offering).
Investor rights, voting, and right of first refusal and co-sale agreements
In connection with our convertible preferred stock financings, we entered into investor rights, voting, and right of first refusal and co-sale agreements containing registration rights, information and observer rights, rights of first offer, voting rights with respect to the election of directors, drag along rights, rights of first refusal and co-sale rights, among other things, with certain holders of our capital stock. The parties to each of our amended and restated investor rights agreement, voting agreement, and right of first refusal and co-sale agreement include entities affiliated with Perceptive Life Sciences Master Fund LTD., entities affiliated with Redmile Biopharma Investments II, L.P., J.P. Morgan Trust Company of Delaware, Trustee of The Marvin H. Caruthers 2008 Irrevocable Trust, entities affiliated with Boulder Ventures VII, L.P., BKB Growth Investments, LLC, PBM Special Projects II, LLC, QIAGEN North American Holdings, Inc., KV Enzymatics, LLC, Stephen Picone and his related trusts, and Christopher Benoit and his related trusts. In connection with our convertible preferred stock financings, we also entered into management rights letters with certain stockholders, including Boulder Ventures VI, L.P., Perceptive Life Sciences Master Fund LTD., Redmile Biopharma Investments II, L.P. and Redmile Private Investments II, L.P., containing management and inspection rights. See the section titled “Principal stockholders” for additional information regarding beneficial ownership of our capital stock.
These stockholder agreements and management rights letters, including the rights granted therein, will terminate upon the completion of this offering, except for the registration rights granted under our amended and restated investor rights agreement, as more fully described in the section titled “Description of capital stock—Registration rights.”
Richard Sjogren employment
Richard Sjogren, our Senior Vice President Operations, and Jason Myers, our President and Chief Executive Officer and Director, are brothers-in-law. Mr. Sjogren’s compensation for the year ended December 31, 2019 was approximately $248,800. For additional information on Mr. Myers, see the sections titled “Management—Executive officers” and “Executive compensation.”
Equity grants to directors and executive officers
We have granted stock options to certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers, see the sections titled “Management—Non-employee director compensation” and “Executive compensation.”
Indemnification agreements
Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive compensation—Limitations of liability and indemnification matters.”
Policies and procedures for transactions with related persons
Prior to the completion of this offering, we intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock and any affiliate or member of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or any affiliate or member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. All of the transactions described in this section were entered into prior to the adoption of this policy.

Principal stockholders
The following table sets forth information with respect to (i) the beneficial ownership of our common stock as of March 31, 2020, and (ii) the beneficial ownership of our common stock as of March 31, 2020 as adjusted to reflect our sale of common stock in this offering, by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person or entity known by us to own beneficially more than 5% of our common stock (by number or by voting power).
We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.
Applicable percentage ownership before the offering is based on         shares of common stock outstanding as of March 31, 2020, assuming the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock. Applicable percentage ownership after the offering is based on         shares of common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock and giving effect to the sale of         shares of our common stock in the offering. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of March 31, 2020. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o ArcherDX, Inc., 2477 55th Street, Suite 202, Boulder, CO 80301.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Shares(1)	Percentage	Shares(1)	Percentage
5% Stockholders
KV Enzymatics, LLC(2)	5,219,043
Entities affiliated with Perceptive Life Sciences Master Fund LTD.(3)	4,937,625
QIAGEN North American Holdings, Inc.	3,413,872
Entities affiliated with Redmile Biopharma Investments II, L.P.(4)	2,572,016
Stephen Picone(5)	2,356,610
Entities affiliated with Boulder Ventures VII, L.P.(6)	2,076,986
Christopher Benoit(7)	1,745,958

Named Executive Officers and Directors
Jason Myers(8)	1,479,029
Joshua Stahl(9)	194,166
Marvin Caruthers(10)	135,733
Steve Kafka(11)	244,268
Kyle Lefkoff(6)	2,076,986
Paul Manning(12)	6,910,723

All executive officers and directors as a group (6 persons)(13)	11,040,905

(1)	All share numbers give effect to the conversion of our outstanding convertible preferred stock into shares of common stock upon the closing of this offering.

(2)
Mr. Manning, Ian Ratcliffe and Robert Harding are members of KV Enzymatics, LLC, or Enzymatics, and each may be deemed to indirectly own the shares held by Enzymatics. The address for Enzymatics is 200 Garrett Street, Suite S, Charlottesville, VA 22902.

(3)
Consists of 3,429,355 shares of our common stock held by Perceptive Life, 749,285 shares of our common stock held by Perceptive Credit, 112,318 shares of our common stock held by PCOF EQ AIV II, LP, or, together with Perceptive Life and Perceptive Credit, the Perceptive Entities, and the Series B Warrant to purchase 646,667 shares of our Series B Preferred Stock held by Perceptive Credit. The number of shares listed as beneficially owned after this offering includes             shares to be issued to Perceptive Credit upon the automatic net exercise of the Series B Warrant in connection with this offering , assuming an initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. The address for the Perceptive Entities is 51 Astor Place, 10 th Floor, New York, NY 10003.

(4)
Consists of 1,804,657 shares of our common stock held by Redmile Biopharma Investments II, L.P., or Redmile Biopharma, and 767,359 shares of our common stock held by Redmile Private Investments II, L.P., Redmile Investments, and together with Redmile Biopharma, Redmile Entities. Redmile Biopharma Investments II (GP), LLC is the general partner of Redmile Biopharma. Redmile Private Investments II (GP), LLC is the general partner of Redmile Investments. The address for the Redmile Entities is One Letterman Drive, Suite D3-300, San Francisco, CA 94129.

(5)
Consists of 1,711,276 shares of our common stock held by Stephen Picone, 545,334 shares of our common stock held by the Stephen Picone Trust, of which Mr. Picone and his spouse are trustees, and 100,000 shares of our common stock held by the Picone 2014 Irrevocable Trust, of which Mr. Picone’s spouse is trustee. The address for Mr. Picone is 507 Valley View Dr., Boulder, CO 80304.

(6)
Consists of 1,044,610 shares of our common stock held by Boulder Ventures VII, L.P., or BV VII, and 1,032,376 shares of our common stock held by Boulder Ventures VI, L.P., or BV VI, and together with BV II, or BV Entities. BV Partners VII, LLC, or BVP VII, is the general partner of BV VII and BV Partners VI, LLC, or BVP VI, is the general partner of BV VI. BVP VII may be deemed to indirectly beneficially own the shares owned by BV VII and BVP VI and may be deemed to indirectly own the shares of BV VI. Kyle A. Lefkoff, a member of our board, Peter A. Roshko and Jonathan L. Perl are managing members of BVP VII and Mr. Lefkoff, Mr. Roshko and Mr. Perl are managing members of BVP VI, and each share voting and dispositive power over the shares held by the applicable BV Entities. The principal business address of the BV Entities is 1941 Pearl Street, Suite 300, Boulder, CO 80302.

(7)
Consists of 1,255,958 shares of our common stock held by Christopher Benoit, 245,000 shares of our common stock held by the Christopher C. Benoit 2014 Irrevocable Trust, of which Mr. Benoit is trustee, and 245,000 shares of our common stock held by the Christopher C. Benoit Charitable Remainder Unitrust, of which Mr. Benoit is trustee. The address for Mr. Benoit is 108 Olympus Way, Jupiter, FL 33477.

(8)
Includes 233,333 shares Dr. Myers has the right to acquire through the exercise of stock options within 60 days of March 31, 2020. The number of shares listed as beneficially owned after this offering includes             shares to be issued to Dr. Myers pursuant to the terms of the Baby Genes Agreement in connection with this offering.

(9)	Includes 134,166 shares Mr. Stahl has the right to acquire through the exercise of stock options within 60 days of March 31, 2020.

(10)
Consists of 4,167 shares Mr. Caruthers has the right to acquire through the exercise of stock options within 60 days of March 31, 2020 and 131,566 shares of our common stock held by the J.P. Morgan Trust Company of Delaware, Trustee of The Marvin H. Caruthers 2008 Irrevocable Trust of which Mr. Caruthers is trustee.

(11)	Consists of 244,268 shares Mr. Kafka has the right to acquire through the exercise of stock options within 60 days of March 31, 2020.

(12)
Consists of 360,082 shares of our common stock held by BKB Growth Investments LLC, or BKB Growth, 1,331,598 shares of our common stock held by PBM and 5,219,043 shares of our common stock held by Enzymatics. Tiger Lily Capital, LLC is the manager of BKB Growth. Paul B. Manning, one of our directors, and Bradford Manning are managers of Tiger Lily Capital, LLC, and each share voting and dispositive power over the shares held by BKB Growth. Paul B. Manning, a manager of PBM, may be deemed to indirectly own the shares held by PBM. Mr. Manning, Ian Ratcliffe and Robert Harding are members of Enzymatics, and each may be deemed to indirectly own the shares held by Enzymatics.

(13)
Includes 615,934 shares issuable upon exercise of stock options exercisable within 60 days of March 31, 2020 and 10,424,971 shares of common stock held by our current directors and executive officers, including Jason Myers, Joshua Stahl, Marvin Caruthers, Steve Kafka, Kyle Lefkoff and Paul Manning. Excludes 1,979 shares issuable upon exercise of stock options exercisable within 60 days of March 31, 2020 held by Britton Russell since he was not elected as an executive officer until April 2020. The number of shares listed as beneficially owned after this offering includes             shares to be issued to Dr. Myers pursuant to the terms of the Baby Genes Agreement in connection with this offering.

Description of capital stock
The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect on the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will be in effect on the completion of this offering.
General
On the completion of this offering, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.
Upon the completion of this offering, our authorized capital stock will consist of             shares, all with a par value of $0.01 per share, of which:

•	shares are designated common stock; and

•	shares are designated preferred stock.
As of March 31, 2020, we had outstanding               shares of common stock, which assumes the automatic conversion of               outstanding shares of our convertible preferred stock into shares of common stock.
Our outstanding capital stock was held by 213 stockholders of record as of March 31, 2020. Our board of directors is authorized, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our capital stock.
Common stock
Voting rights. Our common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders, including the election of directors. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will not provide for cumulative voting for the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock that we may issue in the future may be entitled to elect.
Dividend rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.
Rights upon liquidation. In the event of our liquidation, dissolution, or winding up, the holders of our common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.
Other rights. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon the completion of this offering will be, duly authorized, validly issued, fully paid, and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock
As of March 31, 2020, there were 2 6,130,896 shares of our convertible preferred stock outstanding. In connection with this offering, each outstanding share of our convertible preferred stock will convert into one share of our common stock.
On the completion of this offering and under our amended and restated certificate of incorporation that will be in effect on the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of         shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. On the completion of this offering, no shares of preferred stock will be outstanding. We have no present plan to issue any shares of preferred stock.
Options
As of March 31, 2020, we had outstanding options to purchase 5,934,336 shares of our common stock, with a weighted-average exercise price of approximately $2.23 per share. All outstanding options were issued under the 2015 Plan. We will no longer issue awards under the 2015 Plan once the 2020 Plan becomes effective in connection with this offering. For additional information regarding the terms of these plans, see “Executive compensation—Equity incentive plans.”
Warrants
As of March 31, 2020, we had warrants to purchase an aggregate of 646,667 shares of Series B Preferred Stock outstanding with an exercise price of $4.82 per share. Upon the closing of this offering, the Series B Warrant will automatically net exercised for an aggregate of         shares of our Series B Preferred Stock in connection with this offering, assuming an initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus (which shares of Series B Preferred Stock will automatically be converted into an equal number of shares of common stock upon completion of this offering).
Registration rights
Stockholder registration rights
We are party to an amended and restated investor rights agreement that provides that certain holders of our convertible preferred stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This amended and restated investor rights agreement was entered into on December 11, 2019. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions and legal fees in excess of $35,000, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations rights described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earliest to occur of (1) the five-year anniversary of the effective date of the registration statement of which this prospectus is a part, (2) a deemed liquidation event, as such term is defined in our then-current certificate of incorporation and (3)

with respect to any particular stockholder, such time that such stockholder can sell all of its shares under Rule 144 of the Securities Act during any three-month period.
Demand registration rights
Following the completion of this offering, the holders of an aggregate of 33,128,643 shares of our common stock and 646,667 shares of our common stock issuable upon the exercise of warrants will be entitled to certain Form S-1 demand registration rights. Beginning 180 days after the effective date of the registration statement for this offering, the holders of a majority of these shares (or a lesser percentage if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $15 million) may, on not more than two occasions, request that we register a majority of these shares then outstanding on a Form S-1.
Piggyback registration rights
Following the completion of this offering, in the event that we propose to register any of our securities under the Securities Act in connection with a public offering of such securities solely for cash, either for our own account or for the account of other security holders, the holders of our registrable securities then outstanding will be entitled to notice of the registration and will have certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations that the underwriters may impose on the number of shares included in the offering. However, our security holders will not be entitled to such notice and piggyback registration rights with respect to (1) a registration relating to the sale of securities to our employees pursuant to a stock option, stock purchase, or similar plan, (2) a registration relating to an SEC Rule 145 transaction, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our securities, or (4) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered.
Form S-3 registration rights
Following the completion of this offering, the holders of an aggregate of 33,128,643 shares of common stock and 646,667 shares of our common stock issuable upon the exercise of warrants will be entitled to certain Form S-3 registration rights. The holders of at least 10% of these shares may request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate offering price of such shares, net of underwriting discounts and commissions, would equal or exceed $1.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.
Anti-takeover provisions
Certificate of incorporation and bylaws to be in effect on the completion of this offering
Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective on the completion of this offering will also:

•
permit our board of directors to issue up to         shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that, effective on the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms;

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•
provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•	allow for stockholder actions only at a duly called meeting of stockholders, and not be taken by written consent or electronic transmission;

•	provide that special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, our chief executive officer or our lead independent director;

•
include an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.
The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions are intended to preserve our existing control structure after completion of this offering, facilitate our continued innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.
Section 203 of the Delaware General Corporation Law
When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.
Choice of forum
The amended and restated certificate of incorporation we intend to adopt effective upon the completion of this offering provides that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action a

s to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will further state that the provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will further provide that , unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Limitations of liability and indemnification
See the section titled “Executive compensation—Limitations of liability and indemnification matters.”
Exchange listing
Our common stock is currently not listed on any securities exchange. We have applied to have our common stock approved for listing on The Nasdaq Global Market under the symbol “RCHR.”
Transfer agent and registrar
On the completion of this offering, the transfer agent and registrar for our common stock will be         . The transfer agent’s address is         .

Shares eligible for future sale
Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.
Based on our shares outstanding as of December 31, 2019, on the completion of this offering, a total of         shares of common stock will be outstanding, assuming the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of         shares of common stock, no subsequent exercise of any then outstanding options or warrants (other than the automatic net exercise of the Series B Warrant in connection with this offering) and no exercise of the underwriters’ option to purchase additional common stock. Of these shares, all of the common stock sold in this offering by us, plus any shares sold by us on exercise of the underwriters’ option to purchase additional common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.
The remaining shares of common stock will be, and shares of common stock subject to stock options will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.
Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•
1% of the number of common stock then outstanding, which will equal approximately         shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.
Form S-8 registration statements
We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under our 2015 Plan, 2020 Plan and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.
Lock-up arrangements
We and all of our directors, executive officers and certain holders of our common stock and securities exercisable for or convertible into our common stock outstanding immediately upon the completion of this offering, have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc., offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our shares of common stock, any options or warrants to purchase any of our shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of our common stock, subject to certain exceptions. These agreements are described in the section titled “Underwriting.” J.P. Morgan Securities LLC and BofA Securities, Inc. may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time.
In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with all of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.
Registration rights
Upon the completion of this offering, the holders of             shares of our common stock or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of capital stock—Registration rights” for additional information.

Material U.S. federal income tax consequences to non-U.S. holder of our common stock
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax or the alternative minimum tax and does not deal with foreign, state, and local tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, persons who use or are required to use mark-to-market accounting, U.S. expatriates or former U.S. permanent residents, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside the United States, any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons subject to special tax accounting rules under Section 451(b) of the Code, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury Regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).
This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate, and other tax consequences of acquiring, owning, and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, or foreign tax consequences.
For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•
a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions
Distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding, and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us or our paying agent with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and does not timely file the required certification, the Non-U.S. Holder may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.
Gain on disposition of our common stock
Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code

Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period. In general, we would be a United States real property holding corporation if our “United States real property interests,” as defined in the Code and applicable Treasury regulations, comprise (by fair market value) at least half of our business assets. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market. If any gain on a Non-U.S. Holder’s disposition is taxable because we are a United States real property holding corporation and the Non-U.S. Holder’s ownership of our common stock exceeds 5%, the Non-U.S. Holder’s gain on such disposition will generally be taxed and be subject to reporting requirements in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.
Non-U.S. Holders described in (a) above will be required to pay tax on the net gain derived from the sale at regular U.S. federal income tax rates applicable to U.S. residents, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (b) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
Information reporting requirements and backup withholding
Generally, we must report information to the IRS with respect to any dividends we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the payee is, in fact, a U.S. person who is not an exempt recipient.
U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the payee is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.
Foreign accounts
Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.
At the end of 2018, the U.S. Treasury Department released proposed regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

Underwriting
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and BofA Securities, Inc. are acting as joint book‑running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
Stifel, Nicolaus & Company, Inc.
Evercore Group LLC
Total

The underwriters are committed to purchase all the common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common stock is not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to         additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $         .
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.
The restrictions on our actions, as described above, do not apply to certain transactions, including (1) the issuance of shares of common stock or securities convertible into or exercisable or exchangeable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of restricted stock units (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (2) grants of stock options, stock awards, restricted stock, restricted stock units, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus; and (3) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction; provided that, in the case of clauses (1) through (3), such recipients of securities enter into a lock-up agreement with the underwriters.

Our directors and executive officers, and holders of substantially all of our outstanding stock and securities convertible into or exchangeable or exercisable for our common stock, who we refer to as the lock-up parties, have entered into lock‑up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus, or the restricted period, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant, which we refer to, collectively with the common stock as the lock-up securities, (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (1) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will, other testamentary document or intestacy, (iii) to any member of the lock-up party’s immediate family or to any trust or other legal entity for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party, (vii) by operation of law, (viii) to us from our employee, independent contractor or service provider upon death, disability or termination of employment of such employee, independent contractor or service provider, (ix) as part of a sale of lock-up securities acquired in this offering or open market transactions after the completion of this offering (other than securities purchased in this offering by one of our officers or directors), (x) to us in connection with (A) the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments or (B) the conversion of any convertible preferred stock into shares of common stock, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (2) the sale of securities to be sold by the lock-up party pursuant to the underwriting agreement; (3) the exercise of the options, settlement of restricted stock units or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (4) the conversion of outstanding convertible preferred stock, warrants to acquire convertible preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (5) the establishment by lock-up parties of Rule 10b5-1 plans, provided that such plan does not provide for the transfer of lock-up securities during the restricted period and no filing by any party under the Exchange Act or other public announcement would be required or made voluntarily in connection with such plan.
J.P. Morgan Securities LLC and BofA Securities, Inc., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have a large number of stockholders and such stockholders have acquired their interests over an extended period of time and pursuant to a number of different agreements containing a variety of terms governing restrictions on the sale, short sale, transfer, hedging, pledging, loan or other disposition of their interests in in our equity. Record holders of our outstanding shares of common stock and securities convertible into or exercisable or exchangeable for shares of our common stock, including shares of our convertible preferred stock, are subject to restrictions on their ability to sell or transfer their equity during a period preceding the pricing of this offering or the 180-day period following the pricing of this offering. During such pre-pricing period, record holders of approximately        % of our outstanding equity interests on a fully diluted basis are subject to the restrictions on the sale, transfer, short sale, hedging, pledging, lending or other disposition of their equity interests imposed by either (i) lock-up agreements with the underwriters that are effective when signed, and which were signed on or prior to the date of this prospectus, (ii) market standoff agreements with us, or (iii) agreements that subject their equity interests to transfer restrictions set forth in our bylaws. During the post-pricing period (and before giving effect to the shares sold in this offering), (i) approximately        % of our outstanding equity interests are subject to restrictions imposed by lock-up agreements with the underwriters, (ii) an additional approximately        % of our outstanding equity interests are subject to the market standoff provisions in our investors’ rights agreement, which impose restrictions substantially similar to those included in the lock-up agreements with the underwriters, and (iii) the remaining approximately        % are subject to restrictions contained in a variety of other market standoff agreements with us which impose restrictions substantially similar to those included in the lock-up agreements with the underwriters. The forms and specific restrictive provisions within these market standoff provisions may vary between stockholders. For example, some of these market standoff agreements do not specifically restrict hedging transactions and others may be subject to different interpretations between us and stockholders as to whether they restrict hedging.
Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that certain holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, a stockholder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, lend or otherwise dispose of or attempt to sell short sell, transfer, hedge, pledge, lend or otherwise dispose of, their equity interests at any time after the closing of this offering.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol “RCHR.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over‑the‑counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling restrictions
Notice to prospective investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the EEA and the United Kingdom, or a Relevant State, no shares of common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation); or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to prospective investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to prospective investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the common stock were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA, pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common stock pursuant to an offer made under Section 275 of the SFA except:

(c)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(d)	where no consideration is or will be given for the transfer;

(e)	where the transfer is by operation of law; or

(f)	as specified in Section 276(7) of the SFA.

Legal matters
The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Broomfield, Colorado. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
Experts
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2019 and 2018, and for the years then ended, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
Where you can find additional information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.
We also maintain a website at www.archerdx.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

ArcherDX, Inc.
Index to Audited Consolidated Financial Statements
As of December 31, 2018 and 2019, and
For the Years Ended December 31, 2018 and 2019

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of ArcherDX, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of ArcherDX, Inc. (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Adoption of ASU No. 2016-02
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in the December 31, 2019 consolidated financial statements due to the adoption of ASU No. 2016-02, Leases.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.
Denver, Colorado
March 6, 2020

ARCHERDX, INC.

Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,
	2018	2019	Pro Forma Stockholders’ Equity 2019
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$9,324	$59,492
Accounts receivable, net	6,743	15,354
Inventories	2,506	6,002
Prepaid expenses and other current assets	658	2,442
Total current assets	19,231	83,290
Property and equipment, net	2,813	10,811
Right-of-use assets, net	—	4,813
Intangible assets, net	1,755	780
Goodwill	5,453	4,972
Restricted cash	150	—
Other assets	73	2,130
Total assets	$29,475	$106,796
LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$3,540	$5,657
Accrued expenses	1,193	2,025
Accrued compensation	595	2,824
Lease liabilities	—	577
Other current liabilities	27	1,060
Deferred revenue	3,704	6,234
Total current liabilities	9,059	18,377
Long-term lease liabilities - less current portion	—	4,310
Long-term debt, net	—	28,572
Other long-term liabilities	3,331	10,622
Total liabilities	12,390	61,881
Commitments and contingencies (Note 16)
Convertible preferred stock, $0.001 par value, 15,000,000, 28,293,525 and shares authorized, 12,478,816, 25,016,897 and no shares issued and outstanding with aggregate liquidation preference of $44,413,000, $114,397,000 and none as of December 31, 2018, 2019 and unaudited pro forma, respectively	42,180	110,154
Stockholders’ deficit:
Common stock, $0.01 par value, 30,000,000, 45,000,000 and shares authorized, 9,061,008, 9,169,657 and shares issued and outstanding as of December 31, 2018, 2019 and unaudited pro forma, respectively	91	92
Additional paid‑in capital	3,079	3,912
Accumulated deficit	(28,265)	(69,243)
Total stockholders’ equity (deficit)	(25,095)	(65,239)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$29,475	$106,796

ARCHERDX, INC.

See accompanying Notes to Consolidated Financial Statements.

ARCHERDX, INC.

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

	Year Ended December 31,
	2018	2019
Revenue
Precision oncology products	$16,025	$22,644
Pharma development services	12,429	27,921
Total revenue	28,454	50,565
Costs & operating expenses
Cost of precision oncology products	4,033	7,335
Cost of pharma development services	6,230	9,212
Sales and marketing	7,215	15,428
Research and development	8,184	34,172
General and administrative	7,700	15,875
Contingent consideration	—	5,768
Total operating expenses	33,362	87,790
Loss from operations	(4,908)	(37,225)
Interest expense, net	(1,160)	(2,432)
Other income (expense), net	34	(824)
Loss before income taxes	(6,034)	(40,481)
Income tax (benefit) expense	(481)	497
Net loss and comprehensive loss	$(5,553)	$(40,978)
Basic and diluted loss per common share	$(0.61)	$(4.50)
Basic and diluted weighted-average common shares outstanding	9,059,508	9,113,833
Pro forma basic and diluted loss per common share
Pro forma basic and diluted weighted-average common shares outstanding

ARCHERDX, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
For the Years Ended December 31, 2018 and 2019
(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid‑In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance - January 1, 2018	—	—	9,061,008	$91	$2,806	$(22,712)	$(19,815)
Issuance of Series A convertible preferred stock for cash and conversion of debt, net of issuance costs of $206	11,031,178	37,436	—	—	—	—	—
Issuance of Series A convertible preferred stock as merger consideration	1,447,638	4,744	—	—	—	—	—
Issuance of common stock options as merger consideration	—	—	—	—	47	—	47
Repurchase of restricted stock	—	—	(3,000)	—	—	—	—
Stock-based compensation expense	—	—	—	—	226	—	226
Net loss	—	—	—	—	—	(5,553)	(5,553)
Balance - December 31, 2018	12,478,816	42,180	9,058,008	91	3,079	(28,265)	(25,095)
Issuance of Series B and Series C convertible preferred stock for cash, net of issuance costs of $2,010	12,542,743	67,990	—	—	—	—	—
Repurchase of Series A convertible preferred stock	(4,662)	(16)	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	751	—	751
Proceeds from exercise of stock options	—	—	111,649	1	82	—	83
Net loss	—	—	—	—	—	(40,978)	(40,978)
Balance - December 31, 2019	25,016,897	$110,154	9,169,657	$92	$3,912	$(69,243)	$(65,239)

ARCHERDX, INC.

Consolidated Statements of Cash Flows
(in thousands)

	For the Years Ended December 31,
	2018	2019
Cash flows from operating activities
Net loss	$(5,553)	$(40,978)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	849	2,687
Amortization of debt issuance costs and debt extinguishment	739	197
Bad debt expense	60	(60)
Stock-based compensation expense	226	751
Change in fair value of contingent consideration	—	5,768
Change in fair value of convertible preferred stock warrants	(64)	802
Change in allowance for obsolete inventory	188	37
Deferred tax (benefit) expense	(481)	481
Changes in assets and liabilities
Accounts receivable	(3,030)	(8,551)
Inventories	(1,142)	(3,533)
Prepaid expenses and other assets	(302)	(4,464)
Accounts payable and accrued liabilities	2,218	6,833
Lease liabilities	—	45
Deferred revenue	1,704	2,531
Deferred rent	(15)	—
Net cash used in operating activities	(4,603)	(37,454)
Cash flows from investing activities
Purchase of property and equipment	(2,324)	(9,710)
Cash acquired in merger transaction	346	—
Net cash used in investing activities	(1,978)	(9,710)
Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	14,793	67,990
Proceeds from borrowing under credit facility, net of issuance costs	—	29,125
Repayment of related party debt	(1,250)	—
Payments on capital lease obligations	(15)	—
Proceeds from exercise of stock options	—	83
Repurchase of Series A convertible preferred stock	—	(16)
Net cash provided by financing activities	13,528	97,182
Net increase in cash, cash equivalents, and restricted cash	6,947	50,018
Cash, cash equivalents, and restricted cash at beginning of year	2,527	9,474
Cash, cash equivalents, and restricted cash at end of year	$9,474	$59,492
Non-cash financing activities:
Conversion of convertible debt and accrued interest into convertible preferred stock	$22,642	$—
Issuance of warrant with credit facility	$—	$750
Issuance of convertible preferred stock for merger consideration	$4,745	$—

Supplemental disclosure of cash flow information:
Cash paid for interest for the years ended December 31, 2018 and 2019 was $0.3 million and $2.2 million, respectively.

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

1.    Nature of Business
ArcherDX, Inc. (together with its consolidated subsidiary, ArcherDX, the Company, we, our, us) is a leading genomic analysis company focused on democratizing precision oncology. We were originally incorporated in January 2013, and subsequently merged into Enzymatics, Inc., or Enzymatics, in August 2013. In November 2014, the ArcherDX business unit was spun out from Enzymatics and incorporated in Delaware.
We develop and commercialize research use only, or RUO, products, and we offer services that meet the unique needs of our customers and their clinical applications. Our RUO product portfolio consists of VariantPlex, FusionPlex, LiquidPlex and Immunoverse, which we collectively refer to as ArcherPlex. We also have in vitro diagnostic, or IVD, products in development, STRATAFIDE and Personalized Cancer Monitoring, or PCM, which have both received Breakthrough Device designation from the U.S. Food & Drug Administration, or FDA.
2.    Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, or U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification, or ASC, and Accounting Standards Update, or ASU, of the Financial Accounting Standards Board, or FASB. The Company’s consolidated financial statements include the accounts of ArcherDX, Inc. and its wholly-owned subsidiary, ArcherDX Clinical Services, Inc., formerly Baby Genes, Inc. All intercompany balances and transactions have been eliminated.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including estimates related to revenue, the allowance for doubtful accounts, the allowance for obsolete inventory, allocation of purchase price in business combinations, contingent consideration, convertible preferred stock warrants, and stock-based compensation. We base our estimates on historical experience and other market-specific or other relevant assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.
Liquidity
We have incurred significant net losses since inception and have relied on our ability to fund our operations through debt and equity financings. We expect operating losses and negative cash flows to continue for the foreseeable future as we continue to scale our operations. As we continue to incur losses, transition to profitability is dependent upon achieving a level of revenues from commercialized products and pharma development services adequate to support our cost structure. We have not yet achieved profitability, and unless or until we do, we will continue to require additional financing. Additional financing may not be available on favorable terms or at all.
Based on current estimates, we believe that our existing cash and cash equivalents and available borrowings will allow us to fund our operating plan through at least the next 12 months following the date of these consolidated financial statements.

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

Unaudited Pro Forma Stockholders’ Equity and Loss Per Share
In contemplation of the initial public offering (“IPO”), the Company has presented unaudited pro forma stockholders’ equity as of December 31, 2019 and unaudited pro forma basic and diluted loss per common share in order to show the assumed effect of the issuance of             shares of our Series B convertible preferred stock upon the automatic net exercise of warrants to purchase Series B convertible preferred stock, the issuance of             shares of Series A convertible preferred stock pursuant to the Baby Genes Merger Agreement, the automatic conversion of all of our outstanding shares of preferred stock (including the shares issuable pursuant to the net exercises of the warrants and merger agreement described above), into shares of common stock, the automatic conversion of warrants to purchase Series A convertible preferred stock into a warrant to purchase shares of common stock, and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital, the automatic conversion of contingent consideration for the Baby Genes acquisition from Series A convertible preferred stock to shares of our common stock and the resulting reclassification of the remaining liability to additional paid-in capital. The unaudited pro forma stockholders’ equity and unaudited pro forma basic and diluted net loss per common share do not give effect to any proceeds or shares to be sold in the contemplated IPO.
Segment Information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. We view our operations and manage our business in one operating segment, which is the business of delivering precision oncology products and pharma development services to our customers.
Fair Value of Financial Instruments
Cash and cash equivalents and liabilities for contingent consideration and convertible preferred stock warrants are carried at fair value. Financial instruments, including accounts receivable, accounts payable, and accrued expenses are carried at cost, which approximates fair value given their short-term nature (Note 4). Long-term debt is carried at cost, which approximates fair value.
Cash and Cash Equivalents
We consider all highly liquid investments with original maturity from the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include bank demand deposits and money market accounts that invest primarily in U.S. government-backed securities and treasuries. At December 31, 2018 and 2019, we had cash equivalents of $0.1 million and $43.2 million, respectively.
Restricted Cash
Restricted cash consisted of a deposit securing a collateral letter of credit issued in connection with the Company’s facility operating lease as of December 31, 2018; the need for the restricted cash balance ended with the amendment to the Company’s facility operating lease. The Company had restricted cash of $0.2 million and $0 as of December 31, 2018 and 2019, respectively.

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows (in thousands):

	December 31,
	2018	2019
Cash and cash equivalents	$9,324	$59,492
Restricted cash	150	—
Total cash and cash equivalents and restrictions	$9,474	$59,492

Accounts Receivable
We provide an allowance for doubtful accounts equal to the estimated uncollectible amounts. Our estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that our estimate of the allowance for doubtful accounts will change and that losses ultimately incurred could differ materially from the amounts estimated in determining the allowance. At December 31, 2018 and 2019, we recorded an allowance of $0.1 million and $0.1 million, respectively.
Concentrations of Risk
We are subject to credit risk from holding our cash and cash equivalents at one commercial bank. We limit our exposure to credit losses by investing in money market funds through a U.S. bank with high credit ratings. Our cash may consist of deposits held with banks that may at times exceed federally insured limits, however, our exposure to credit risk in the event of default by the financial institution is limited to the extent of amounts recorded on the balance sheets. We perform evaluations of the relative credit standing of these financial institutions to limit the amount of credit exposure.
We are also subject to credit risk from our accounts receivable. We grant credit in the normal course of business to customers in the U.S. and in foreign countries, predominantly in the European Union and United Kingdom. We periodically perform credit analysis and monitor the financial condition of our customers to reduce credit risk. We perform ongoing credit evaluations of our customers, but generally do not require collateral to support accounts receivable. Accounts receivable are recorded at the invoiced amount and do not bear interest.
The following table provides our revenue by geographic area based on the customers’ location (in thousands):

	December 31,
	2018	2019
United States	$16,565	$18,069
International	11,889	32,496
Total revenue	$28,454	$50,565

The Company’s revenue is generated primarily in the U.S., European Union, and United Kingdom.

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

Significant customers are those which represent more than 10% of the Company’s total revenue or accounts receivable balance at each respective balance sheet date. For each significant customer, revenue as a percentage of revenue and accounts receivable as a percentage of accounts receivable are as follows:

	Revenue for the Year Ended December 31		Accounts Receivable as of December 31
	2018	2019	2018	2019
Customer A(1)	22%	5%	13%	2%
Customer B(1)	20%	44%	25%	42%

(1)	The country of headquarters of Customer A is the US, and the country of headquarters of Customer B is Germany.
Inventory
Our inventory consists of raw materials, work in progress, and finished goods, which are stated at the lower of cost or net realizable value on a first in, first out basis. We periodically analyze our inventory levels and expiration dates, and write down inventory that has become obsolete, inventory that has a cost basis in excess of its net realizable value, and inventory in excess of expected sales requirements as cost of revenue. We record an allowance for obsolete inventory using an estimate based on historical trends and evaluation of near-term expirations.
Prepaid Expenses
Prepaid expenses consist primarily of operating expenses paid in advance.
Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided utilizing the straight‑line method over the estimated useful lives for owned assets, and the shorter of the estimated economic life or related lease terms for leasehold improvements. Maintenance and repairs are expensed as incurred.
Estimated useful lives for property and equipment are as follows:

Property and Equipment	Estimated Useful Life
Furniture and fixtures	7 years
Manufacturing and lab equipment	5 years
Computer equipment	3 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Long‑Lived Assets
We evaluate the recoverability of long‑lived assets, including property and equipment and intangible assets, whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. In such circumstances, we look primarily to the undiscounted future cash flows in our assessment of whether or not long‑lived assets have been impaired. There were no impairments recorded for the years ended December 31, 2018 and 2019. Substantially all of the Company’s long-lived assets are located in the U.S.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination accounted for under the acquisition method of accounting and is not amortized, but

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

is subject to impairment testing at least annually in the fourth quarter or when a triggering event is identified that could indicate a potential impairment. We are organized as a single reporting unit, and we first perform a qualitative assessment to evaluate indicators of goodwill impairment. If it is more likely than not that an impairment exists, we perform a quantitative assessment by comparing the carrying value of the reporting unit to the fair value of the Company. There were no impairments recorded for the years ended December 31, 2018 and 2019. Goodwill was recorded as a result of the Baby Genes, Inc. acquisition in 2018 (Note 3).
Deferred Revenue
Advanced billings for services to customers, including billings at the initiation of a performance-based milestone, are deferred and recognized as revenue in the applicable future period when the revenue is earned. The following table provides a reconciliation of deferred revenue to revenue recognized from deferred revenue during the years ended December 31, 2018 and 2019 (in thousands):

	December 31,
	2018	2019
Deferred revenue, beginning balance	$2,000	$3,704
Plus deferred revenue added during the year	4,388	9,601
Less revenue recognized from deferred revenue during the year	(2,684)	(7,071)
Deferred revenue, ending balance	$3,704	$6,234

Revenue Recognition
The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition, the Company follows the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation.
The following is a summary of the application of the respective model to each of our revenue classifications:
Overview
We derive our revenue from two sources: (i) precision oncology products and (ii) pharma development services.
Precision Oncology Products Revenue
Precision oncology product revenue is generated from sales of our genomic products, which can either be sold alone or in combination with a service performance obligation. When sold in combination, we use our precision oncology products to provide clinical research and clinical trial services to our customers.
From the Company’s inception through December 31, 2019, precision oncology product revenue has been comprised primarily of sales of our ArcherPlex RUO products for therapy optimization and PCM products for cancer monitoring. We recognize revenue on precision oncology product sales once product shipment has occurred or upon the completion of services when the product and service are a combined performance obligation. Payments from customers are typically due within 90 days from invoice date.
Product sales are recorded net of discounts and other deductions. We recognize revenue on precision oncology product sales once product shipment has occurred or upon the completion of services when the

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

product and service are a combined performance obligation. Payments typically are due 30 days from invoice date.
Shipping and handling fees billed to customers are classified on the consolidated statements of operations and comprehensive loss in revenue. The associated shipping and handling costs are classified in cost of revenue.
Pharma Development Services Revenue
Pharma development services revenue is generated primarily from services provided to biopharmaceutical companies related to companion diagnostic development, clinical research, and clinical trial services across the research, development, and commercialization phases of collaborations.
For companion diagnostic development, we collaborate with biopharmaceutical companies to develop assays for clinical utility studies and clinical trials. As part of these collaborations, we provide services related to regulatory filings with the FDA in the United States, and various international regulatory agencies, to support companion diagnostic device submissions. Under these collaborations we generate revenue from achievement of milestones, provision of ongoing support, and related pass-through costs and fees. We generally have distinct performance obligations for development milestones related to our development of a companion diagnostic device. We use a cost plus a margin approach to estimate the standalone value of our companion diagnostic development service performance obligations. Revenue is recognized over time using input and output methods based on our surveys of performance completed to date toward each milestone including labor hours expended, tests processed or time elapsed.
Clinical research activities and clinical trial service revenue are generated primarily from customer assay design services and sample processing activities, excluding the product component of sample processing activities. Revenue is recognized as test samples are processed or scope of work is completed, based on contracted agreements with biopharmaceutical companies.
In November 2017, we signed our first companion diagnostic contract. Under the $11.3 million time and materials arrangement, we were developing an oncology companion diagnostic device for use in the customer’s clinical trials of its investigational drug. Upon contract signing, we received $2.0 million of the contract price as an upfront deposit that was recorded as deferred revenue and is creditable toward the final contract billings. For this companion diagnostic contract, we recognized revenue as time and materials expenses are incurred and charged to the third party on a monthly basis. On April 30, 2019, the customer notified the Company that the customer’s related clinical drug trial had not met its primary endpoint for drug efficacy, and that the customer was terminating its contract with the Company. We quantified and offset the final study costs and wind-down costs of $1.4 million against the $2.0 million upfront deposit received from the customer in November 2017. We refunded $0.6 million of unapplied deposit to the customer in June 2019.
In 2018 and 2019, we signed additional companion diagnostic contracts. The contracts consist primarily of milestone-based payments along with annual fees and marked-up pass-through costs. The arrangements are treated as short-term contracts for revenue recognition purposes because they allow termination of the agreements by the customers with 30 to 120 days’ written notice without a termination penalty. Upon termination, customers are required to pay for the proportion of services provided under milestones that were in progress. We recognize revenue in an amount that reflects the consideration which we expect to receive in exchange for those goods or services after consideration of the short term nature of our contracts. We recognize revenue over time based on the progress made toward achieving the performance obligation, utilizing both input and output methods, depending on the performance obligation, including labor hours expended, tests processed, or time elapsed, that measure our progress toward the achievement of the milestone. Milestones are billed at 30%-50% upon milestone initiation and are recorded as deferred revenue until earned; once a milestone is completed, the remaining 50-70% of the milestone is billed to the customer. Unbilled revenue is a contract receivable that is included in net a

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

ccounts receivable on the consolidated balance sheets; unbilled revenue was $1.4 million and $6.5 million at December 31, 2018 and 2019, respectively.
Cost of Revenue
Cost of Precision Oncology Products Revenue
Cost of precision oncology products generally consist of the cost of materials and consumables, personnel-related expenses (comprised of salaries, benefits, bonuses, and share-based compensation), shipping and handling, royalties, professional services, equipment and allocated overhead costs associated with the manufacturing of products. Allocated overhead costs include allocated occupancy costs and information technology costs.
Cost of Pharma Development Services
Cost of pharma development services generally consists of personnel-related expenses (comprised of salaries, benefits, bonuses, and share-based compensation), the cost of consumables, equipment expenses associated with sample processing, costs paid to contract research organizations for lab services and clinical trial support, and allocated overheads costs. Allocated overhead costs include allocated occupancy costs and information technology costs. Costs associated with processing samples are recorded regardless of whether revenue was recognized with respect to the performance obligation. Additional costs associated with companion diagnostic development services for biopharmaceutical companies also include, but are not limited to, contractors and professional services, regulatory fees, and commercialization fees.
Costs incurred for process development, feasibility, or analytical and clinical validation activities that would have otherwise been incurred for product development for STRATAFIDE and PCM IVD are reported as research and development expenses.
Research and Development
We are currently conducting research and development activities for product and service offerings across therapy optimization and cancer monitoring. Expenditures made for research and development are charged to expense as incurred and include, but are not limited to, personnel-related expenses (comprised of salaries, benefits, bonuses, and share-based compensation), laboratory supplies, biorepository and sequencing costs, consulting services, including, but not limited to, statistical analysis, engineering, and regulatory services, and allocated overhead costs. Allocated overhead costs include allocated occupancy costs and information technology costs.
A component of our internal research and development expenses related to process development, feasibility, or analytical and clinical validation activities also meet the performance obligations under contracts to provide companion diagnostic development services.
License Agreements
We have entered and may continue to enter into license agreements to access and utilize certain technology. In each case, we evaluate if the license agreement results in the acquisition of an asset or a business. We evaluate the license to determine if the acquired asset has the ability to generate revenues or is subject to regulatory approval. When regulatory approval is not required, we record the license as an asset and amortize it over the estimated economic life. When regulatory approval is required, we record the amount paid as a research and development expense.
Advertising Costs
We expense advertising costs as incurred. Advertising expense for the years ended December 31, 2018 and 2019 was $0.1 million and $0.2 million, respectively.

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

Income Taxes
We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Tax benefits are recognized when it is more likely than not that a tax position will be sustained during an audit. Deferred tax assets are reduced by a valuation allowance if current evidence indicates that it is considered more likely than not that these benefits will not be realized. Interest and penalties, if applicable, are recorded in the period assessed as general and administrative expenses.
Recently Adopted Accounting Pronouncements
In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, an amendment to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Entities should apply the amendment prospectively. Early adoption is permitted, including in an interim period, for impairment tests performed after January 1, 2017. The Company adopted ASU 2017-04 effective January 1, 2019; the Company’s adoption of the new guidance did not have a material impact on its consolidated financial statements.
In February 2017, the FASB issued ASU No. 2017-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for the rights and obligations created by most leases on their balance sheet. The new standard establishes a right‑of‑use (“ROU”) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition on the consolidated statements of operations and comprehensive loss. We adopted this guidance on January 1, 2019, utilizing the modified retrospective adoption for all leases existing at, or entered into after, the date of initial application, which leaves the comparative period reporting unchanged. Comparative reporting periods are presented in accordance with Topic 840, while periods subsequent to the effective date are presented in accordance with Topic 842. We elected to adopt the package practical expedient which allowed us: 1) to not reassess whether any expired or existing contracts are or contain leases, 2) to not reassess the lease classification for any expired or existing leases and 3) to not reassess initial direct costs for any existing leases. We also elected not to recognize on the balance sheet leases with terms of 12 months or less. For these short-term leases, we will recognize the lease payments in profit or loss on a straight-line basis over the lease term and the variable lease payments in the period in which the obligation for those payments is incurred. Adoption of the new lease standard resulted in the recording of net right-of-use assets and lease liabilities of $4.8 million and $5.0 million, respectively, as of January 1, 2019. There was no material impact on the consolidated statements of operations and comprehensive loss or on the consolidated statements of cash flows.
In June 2018, the FASB issued ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payment granted to nonemployees for goods and services. Under the standard, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. We adopted ASU 2018-07 as of January 1, 2019. Our adoption of the new standard did not have a material impact on our consolidated financial statements and related disclosures.

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We will adopt ASU 2016-13 as of January 1, 2020. We are currently evaluating the impact the standard may have on our consolidated financial statements and related disclosures.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We will adopt ASU 2018-02 as of January 1, 2020. We are currently evaluating the impact the standard may have on our consolidated financial statements and related disclosures.
3.    Business Combination
On October 2, 2018, we entered into an Agreement and Plan of Merger with Baby Genes, Inc. (“Baby Genes”), a prenatal and neonatal genetic testing Clinical Laboratory Improvement Amendments (“CLIA”) laboratory certified by the Centers for Medicare & Medicaid Services. The purpose of the acquisition was the extension of our molecular diagnostic portfolio and genomic profiling service offerings to further support our biopharmaceutical partners’ therapy development and clinical trial programs. Pursuant to the merger agreement, we purchased all issued and outstanding shares of common stock of Baby Genes for 1,447,638 shares of our Series A convertible preferred stock, with up to an additional 2,079,498 shares of our Series A convertible preferred stock to be issued upon the achievement of certain revenue‑based milestones by Baby Genes in 2019 and 2020. Holders of Baby Genes common stock options agreed to the cancellation of employee options in exchange for the Company issuing them options to purchase 98,994 shares of our common stock. As a result of this transaction, Baby Genes is a wholly owned subsidiary of ArcherDX and now formally exists as ArcherDX Clinical Services, Inc. (“ACS”). The Baby Genes merger is a related party transaction. The president and chief executive officer of ArcherDX is a founder, major shareholder, and board member of Baby Genes and is related to the president and chief executive officer of Baby Genes.
Baby Genes’ results of operations were included in our results beginning October 2, 2018. Acquisition-related costs of approximately $9,000 were included in general and administrative expenses in the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2018. The fair value of the Series A convertible preferred stock issued as part of the consideration paid for Baby Genes on the acquisition date, and the fair value of the Series A convertible preferred stock shares to be issued as contingent consideration, were determined with the assistance of a third-party valuation firm. The fair value of the earn-out shares to be issued as contingent consideration was estimated using an income approach involving Monte Carlo simulation.
Goodwill of $5.0 million arising from the acquisition consisted largely of synergies and the cost savings resulting from the combining of the operations of the companies. The amount of deductible goodwill for income taxes purposes was $0. The fair value of intangible assets related to the acquisition was $1.9 million, consisting of permits and licenses of $0.8 million, trade name of $0.6 million, and non-competition agreement of $0.5 million, as of October 2, 2018; there was no change in the fair value of the intangible assets through December 31, 2018 and 2019.

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

The following table summarizes the consideration paid for Baby Genes and the amounts of the assets acquired and liabilities assumed at the acquisition date as of December 31, 2019 (in thousands):

Consideration
Series A convertible preferred stock	$4,745
Net working capital adjustment paid in cash	81
Common stock options issued for vested Baby Genes options	47
Contingent consideration	2,559
Fair value of total consideration transferred	$7,432
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	$346
Other current assets	228
Property and equipment, net	80
Intangible assets	1,929
Total assets acquired	2,583
Current liabilities	(123)
Total liabilities assumed	(123)
Total identifiable net assets	2,460
Goodwill	$4,972

The following unaudited pro forma operating results give effect to the Baby Genes acquisition as though it had been completed as of January 1, 2018 (in thousands, except per-share data). These pro forma amounts are not necessarily indicative of the operating results that would have occurred if this transaction had occurred on such date. The pro forma adjustments are based on certain assumptions that the Company believes are reasonable.

Unaudited Pro Forma Financial Information
Revenue	$29,151
Net loss and comprehensive loss	$(6,087)
Basic and diluted loss per share	$(0.67)

In 2019 the Company repurchased 4,662 Series A convertible preferred stock shares from non-accredited former Baby Genes shareholders for $17,000. Upon finalization of the allocation of the purchase price to the assets and liabilities acquired during the year ended December 31, 2019, deferred tax liabilities initially recorded were reduced to $0.5 million with a corresponding decrease to goodwill recorded. Goodwill for the years ended December 31, 2018 and 2019 was $5.5 million and $5.0 million, respectively.
The contingent consideration included in the Baby Genes purchase price stipulated certain revenue thresholds during the two calendar years following the acquisition. If the Company completes a qualified initial public offering before the end of Year 2, then a portion of the consideration is automatically earned. The contingent consideration is recorded as a liability due to the liquidation preference provisions of the underlying Series A convertible preferred stock, and changes in the fair value are recorded as a component of general and administrative expenses in the consolidated statements of operations and comprehensive loss.
For the year ended December 31, 2019, the Year 1 earn-out criteria was met. As such, the Company will issue 886,884 shares of Series A convertible preferred stock to the former Baby Genes shareholders in

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

February 2020. The fair value of the Series A convertible preferred stock to be issued as contingent consideration was determined by a third-party valuation firm. The fair value of the shares to be issued as contingent consideration for Year 2 was estimated using an income approach involving Monte Carlo simulation. As of December 31, 2019, the fair value of the Year 1 contingent consideration was $4.2 million and the Year 2 contingent consideration was $4.2 million.
4.    Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (at exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The three levels of inputs that may be used to measure fair value include:
Level 1:    Quoted prices in active markets for identical assets or liabilities. Our Level 1 assets consist of money market accounts. We do not have Level 1 liabilities.
Level 2:    Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. We do not have Level 2 assets or liabilities.
Level 3:    Unobservable inputs that are supported by little or no market activity. We do not have Level 3 assets. Our Level 3 liability consists of Series A and B convertible preferred stock warrants and contingent consideration.
The following table identifies our assets and liabilities that were measured at fair value on a recurring basis (in thousands):

	Level 1	Level 2	Level 3
December 31, 2019
Assets:
Money market accounts	$43,154	—	—
Liabilities:
Warrant liabilities	—	—	$(2,295)
Contingent consideration			$(8,327)
December 31, 2018
Assets:
Money market accounts	$80	—
Liabilities:
Warrant liability	—	—	$(742)
Contingent consideration	—	—	$(2,559)

The Company estimates the fair value of warrants using option-pricing models with the assistance of a third-party valuation specialist.

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

The following table presents a reconciliation of the Company’s financial liabilities measured at fair value as of December 31, 2019 using significant unobservable inputs (Level 3), and the change in fair value recorded in other income, net in the consolidated statements of operations and comprehensive loss (in thousands):

	Convertible Preferred Stock Warrants	Contingent Consideration
Balance as of December 31, 2017	$806	$—
Exchange for Series A convertible preferred stock warrant	—	—
Change in fair value of Series A convertible preferred stock warrant	(64)	—
Addition of contingent consideration	—	2,559
Balance as of December 31, 2018	742	2,559
Issuance of Series B convertible preferred stock warrant	750	—
Change in fair value of Series A and B convertible preferred stock warrants	803	—
Change in fair value of contingent consideration	—	5,768
Balance as of December 31, 2019	$2,295	$8,327

There were no transfers between the Level 1 and Level 2 categories or into or out of the Level 3 category during the years ended December 31, 2018 and 2019.
5.    Inventories
Inventories consist of the following (in thousands):

	December 31,
	2018	2019
Raw materials	$1,966	$3,640
Work in process	149	1,412
Finished goods	391	950
Total inventories	$2,506	$6,002

6.    Property and Equipment
Property and equipment are summarized as follows (in thousands):

	December 31,
	2018	2019
Manufacturing and lab equipment	$4,136	$12,125
Office equipment	490	1,490
Leasehold improvements	105	421
Construction in progress	—	405
Property and equipment, gross	4,731	14,441
Less accumulated depreciation and amortization	(1,918)	(3,630)
Property and equipment, net	$2,813	$10,811

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

Depreciation and amortization expense for the years ended December 31, 2018 and 2019 was $0.6 million and $1.6 million, respectively.
7.    Goodwill and Intangible Assets
The carrying amount of goodwill was reduced by $0.5 million since its recognition in 2018 in conjunction with the Company’s Baby Genes acquisition. The reduction occurred during the year ended December 31, 2019 and resulted from the finalization of the purchase price allocation to the assets and liabilities acquired and specifically from the reduction in the deferred tax liabilities initially recorded.
Intangible assets subject to amortization consist of the following (in thousands):

	Estimated Useful Life in Years	December 31,
		2018	2019
Permits and licenses	0.8	$898	$898
Trade name	7.0	606	606
Non-competition agreement	0.8	518	518
Intangible assets, gross		2,022	2,022
Less accumulated amortization		(267)	(1,242)
Intangible assets, net		$1,755	$780

Amortization expense for the years ended December 31, 2018 and 2019 was $0.3 million and $1.0 million, respectively.
As of December 31, 2019, expected future amortization expense for intangible assets is as follows (in thousands):

Year Ending December 31,
2020	$315
2021	$95
2022	$95
2023	$95
2024	$95
Thereafter	$85

8.    Leases for Facilities and Equipment
At the inception of an arrangement, we determine whether the arrangement is or contains a lease based on the unique facts and circumstances. Most leases with a term greater than one year are recognized on the balance sheet as right-of-use assets, lease liabilities and, if applicable, long-term lease liabilities. We elected not to recognize on the balance sheet leases with terms of one year or less. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, we utilize the appropriate incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items such as incentives received.
Our facilities operating leases have lease and non-lease components, which we have elected to separate and exclude from the measurement of the lease liabilities. The lease component results in a right-of-use

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

asset being recorded on the consolidated balance sheet and amortized as lease expense on a straight-line basis to the consolidated statement of operations, and a lease liability, which is the net present value of the lease payments over the expected term.
We lease all of our office facilities. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. Most leases include one or more options to renew. The exercise of lease renewal options is at our sole discretion; a lease renewal option is included in the lease liability when it is likely we would exercise the option. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.
We also have an operating lease for certain office equipment.
The components of lease expense and related cash flows were as follows (in thousands):

Year Ended December 31,
2019
Lease cost
Operating lease cost	$1,062
Variable lease cost	94
Total lease cost	$1,156

Operating cash outflows from operating leases	$1,156

There is no short-term lease cost, and the variable lease cost is not material to the consolidated financial statements.
The weighted-average remaining lease term and weighted-average discount rate of operating leases were as follows:

December 31, 2019
Weighted-average remaining lease term (years)	5.0
Weighted-average discount rate	8%

Future minimum commitments due under these lease agreements as of December 31, 2019 are as follows (in thousands):

Year Ending December 31,
2020	$953
2021	1,182
2022	1,239
2023	1,272
2024	1,283
Thereafter	105
Present value adjustment	(1,147)
Total present value of lease payments	$4,887

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

9.    Convertible Notes Payable and Other Debt
Convertible Notes Payable
We issued convertible promissory notes that had a balance of $20.0 million at December 31, 2017. On March 5, 2018, these notes and their related accrued interest at a rate of 6% converted into 6,817,699 Series A convertible preferred stock shares.
Related Party Note Payable
During 2017, the Company borrowed $1.3 million from PBM Special Projects II, LLC in exchange for a promissory note and an equity participation right equal to 1% of the Company upon a change of control. This was a related party transaction involving a venture capital fund managed by Paul Manning, a member of the Company’s board of directors. The equity participation right was valued at approximately $0.8 million at note inception and was recorded as a discount on note payable that was to be amortized to interest expense over the term of the note. The Company repaid the note principal with accrued interest in March 2018 and exchanged the equity participation right for a warrant to purchase 227,115 shares of Series A convertible preferred stock with an exercise price of $0.01 per share. The fair value of the warrant was consistent with the value of the equity participation right. In conjunction with the note repayment, the remaining discount on note payable of $0.8 million was recognized as debt extinguishment, recorded within interest expense.
Accounts Receivable Line of Credit Facility
In September 2018, the Company negotiated an accounts receivable line of credit with Silicon Valley Bank. The term of the line was two years. The agreement included a borrowing base calculation tied to accounts receivable with a maximum availability of $7.5 million and variable interest at prime plus a floor of 4.75%. The line of credit included a termination fee of 3.0% during the first 12 months, 1.5% for the subsequent 12 months, and 0% if the line expires after two years. There were no amounts drawn on the line as of December 31, 2018. The line was subsequently terminated in May 2019 as a condition to closing a debt financing transaction with Perceptive Advisors LLC (“Perceptive”). We paid a 3% termination fee of $0.2 million to Silicon Valley Bank to terminate the accounts receivable line of credit, which is recorded as a debt extinguishment cost within interest expense. No amounts had been drawn on the accounts receivable line of credit, and no other amounts were due to the bank upon termination of the line of credit agreement.
Credit Facility
On May 10, 2019, the Company entered into a $45 million credit facility with Perceptive, of which $30 million was immediately drawn as a term loan by the Company. In conjunction with the credit facility, Perceptive received a warrant to purchase 646,667 shares of Series B convertible preferred stock at the Series B original issuance price of $4.82 per share; the warrant expires May 10, 2026. This was accounted for as a discount to the loan.
Under the terms of the credit facility agreement, the Company may draw an additional $15 million before July 15, 2020 if it meets certain revenue milestones.
Perceptive is eligible to receive a delayed draw date warrant for 323,334 Series B shares at an exercise price of $4.82 per share; issuance of the warrant is contingent upon the Company’s draw of the additional $15 million under the debt facility.
The outstanding principal amount of the debt facility will accrue interest at an annual rate equal to the Applicable Margin of 8.25% plus the greater of (a) one-month LIBOR or (b) two and three quarters percent (2.75%) per annum. If one-month LIBOR ceases to exist in 2021, the Wall Street Journal Prime Rate will be used as the alternate rate. At December 31, 2019, the interest rate was 11%. Interest is payable monthly in arrears. At closing, the Company incurred a nonrefundable closing fee of $0.7 million,

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

which, along with debt issuance fees of $0.2 million and the initial fair value of the warrant of $0.8 million, is amortized to interest expense over the remaining term of the debt. The fair value of the warrant is $1.0 million; adjustments to the warrant’s fair value are recorded within non-operating expenses.
The credit facility is collateralized by the Company’s tangible and intangible assets. The debt financing proceeds are to be used for general corporate purposes, including the refinancing of existing debt and the payment of fees and expenses associated with the negotiation, execution and implementation of the credit facility. The credit facility agreement contains certain restrictive covenants, including monthly and quarterly financial covenants tied to the Company’s cash balance and 12-month revenues; the Company was in compliance with all covenants as of December 31, 2019. The credit facility matures on May 10, 2023.
10.    Income Taxes
The Company’s effective tax rates for the years ended December 31, 2018 and 2019 differ from the U.S. federal statutory rate as follows (in thousands):

	Year Ended December 31,
	2018	2019
	(in thousands)
Tax at the federal statutory rate	$(1,278)	$(8,501)
Stock-based compensation	39	118
Research and development credits	(444)	(65)
Change in valuation allowance	418	9,260
State taxes, net of federal benefits	(223)	(1,520)
Fair value of contingent consideration	—	1,211
Return to provision adjustment	1,007	—
Other	—	(6)
Total provision (benefit) for income taxes	$(481)	$497

The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
Current:
Federal	$—	$—
State	—	16
Total current tax expense	—	16
Deferred:
Federal	(405)	405
State	(76)	76
Total deferred tax expense	(481)	481
Total provision for income taxes	$(481)	$497

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

The significant components of our deferred tax assets and liabilities are as follows:

	December 31,
	2018	2019
	(in thousands)
Deferred tax assets:
Net operating loss carryforward	$5,271	$14,589
Tax credit carryforwards	861	926
Inventory	112	120
Accrued expenses	82	372
Deferred revenue	499	—
Lease liability	—	1,250
Other	56	89
Total deferred tax assets	6,881	17,346
Valuation allowance	(6,377)	(15,747)
Deferred tax assets, net of valuation allowance	504	1,599
Deferred tax liabilities:
Property, plant and equipment	(83)	(184)
Right of use asset	—	(1,231)
Intangible assets	(421)	(184)
Total deferred tax liabilities	(504)	(1,599)
Net deferred tax assets	$—	$—

At December 31, 2019, we had net operating loss carryforwards of $56.8 million for federal purposes and $56.4 million for state purposes, respectively, which may be subject to limitations as described below. Utilization of the net operating losses generated prior to 2018, if not utilized to reduce taxable income in future periods, will begin to expire at various times starting in 2034.
Under the newly enacted federal income tax law, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal income tax law.
We also had federal research and development tax credits of approximately $0.9 million, which may be used to offset future tax liabilities. These tax credit carryforwards will expire in 2035 if not utilized.
The net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. We have not completed an evaluation under Sections 382 & 383 and such a limitation could be significant. Subsequent ownership changes may further affect the limitation in future years.
Since the Company is in a loss carryforward position, the Company is generally subject to examination by the U.S. federal, state and local income tax authorities for all tax years in which a loss carryforward is available. The Company is not currently under examination by the Internal Revenue Service or any other jurisdictions for any tax years.

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

Assessing the realizability of deferred tax assets requires determination of whether it is more likely-than-not that some portion or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, the Company considered all sources of taxable income available to realize deferred tax assets, including the future reversal of existing temporary differences, forecasts of future taxable income, and tax planning strategies. Based on the weight of available evidence, which includes the Company’s historical period of cumulative net losses, recording a full valuation allowance was appropriate. There are no uncertain tax positions. This reflected an increase in the valuation allowance by approximately $9.4 million and $0.4 million during the years ended December 31, 2019 and 2018, respectively.
11.    Convertible Preferred Stock
The Company’s convertible preferred stock is comprised of the following series (in thousands, except share amounts):

	Series A Convertible Preferred Stock		Series B Convertible Preferred stock		Series C Convertible Preferred stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance - January 1, 2018	—	$—	—	$—	—	$—
Issuance of Series A convertible preferred stock for cash and conversion of debt, net of issuance costs of $206	11,031,178	37,436	—	—	—	—
Issuance of convertible preferred stock as merger consideration	1,447,638	4,744	—	—	—	—
Balance - December 31, 2018	12,478,816	42,180	—	—	—	—
Issuance of Series B convertible preferred stock for cash, net of issuance costs of $1,850	—	—	3,112,031	13,150	—	—
Issuance of Series C convertible preferred stock for cash, net of issuance costs of $160	—	—	—	—	9,430,712	54,840
Repurchase of Series A convertible preferred stock	(4,662)	(16)	—	—	—	—
Balance - December 31, 2019	12,474,154	$42,164	3,112,031	$13,150	9,430,712	$54,840

The Company’s convertible preferred stock consisted of the following:

	December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Net Carrying Value
			(in thousands)
Series A	14,780,767	12,474,154	$44,397	$42,164
Series B	4,082,031	3,112,031	15,000	13,150
Series C	9,430,727	9,430,712	55,000	54,840
Total convertible preferred stock	28,293,525	25,016,897	$114,397	$110,154

On March 5, 2018, the Company completed a $37.6 million Series A convertible preferred stock financing with new outside investors led by Boulder Ventures VI, L.P. As a result, 11,031,178 Series A convertible preferred shares were issued. Approximately $23 million of the financing was in the form of converted note principal and accrued interest owed to existing investors at $3.3216 per share and the resulting issuance of 6,817,699 shares of Series A preferred stock. Accrued interest of $2.7 million was converted

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

into Series A convertible preferred stock. The remaining $15 million, net of issuance costs of $0.2 million, was received as cash proceeds to be used for operating purposes.
On May 10, 2019, the Company completed a $15 million Series B convertible preferred stock financing round with existing and new outside investors led by Perceptive. As a result, 3,112,031 Series B convertible preferred shares were issued at $4.82 per share, less issuance costs of $1.9 million. The Series B proceeds are to be used to support the ongoing commercialization of the Company’s existing assays and products, expand the Company’s pipeline and potential business development, and fund working capital.
On December 12, 2019, the Company completed a $55.0 million Series C convertible preferred stock financing with existing and new outside investors led by Perceptive.  The Company issued 9,430,712 shares at $5.832 per share, less issuance costs of $0.2 million. The Series C proceeds are used to be used for ongoing operations and business expansion.
The holders of the convertible preferred stock have the following rights and preferences:
Conversion
Each share of convertible preferred stock will be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, or automatically upon a Qualified IPO with gross proceeds of at least $50 million and a price per common share of at least $8.748, into such number of fully paid and non- assessable shares of common stock as is determined by dividing the original issue price by the convertible preferred stock conversion price in effect at the time of conversion. The convertible preferred stock conversion price will initially be equal to the original issue price for the convertible preferred stock. Such initial convertible preferred stock conversion price, and the rate at which shares of convertible preferred stock may be converted into shares of common stock, is subject to adjustment.
Dividends
The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the convertible preferred stock then outstanding will first receive, or simultaneously receive, out of funds legally available therefor, a dividend on each outstanding share of convertible preferred stock in an amount in cash equal to 6% of the respective original issue price per annum on each outstanding share of such convertible preferred stock calculated from the date of issuance of such share of convertible preferred stock. The foregoing dividends will not be cumulative and will be paid when, as and if declared by the board of directors of the Company, provided that if the foregoing dividends are not declared in any year, the right to receive such dividends will terminate and not carry forward into the next year.
Liquidation Preference
In the event of any liquidation event, including upon a change in control of the Company, the holders of shares of convertible preferred stock then outstanding will be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment will be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of convertible preferred stock been converted into common stock immediately prior to such liquidation event If upon any such liquidation event, the assets of the Company available for distribution to its stockholders will be insufficient to pay the holders of shares of convertible preferred stock the full amount to which they will be entitled, the holders of shares of convertible preferred stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

Voting
On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of convertible preferred stock will be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of convertible preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of convertible preferred stock will vote together with the holders of common stock as a single class. In addition, holders of convertible preferred stock voting together in a single class are entitled to elect three directors to the board of directors of the Company. The holders of convertible preferred stock also are entitled to vote together as a single class on certain protective matters including the payment of dividends, and the issuance of debt or an additional class of stock.
Classification
We have classified convertible preferred stock as mezzanine equity in the consolidated balance sheets as the shares are contingently redeemable upon a deemed liquidation such as a change in control and in that event there is no guarantee that all shareholders would be entitled to receive the same form of consideration. No accretion was recorded during the years ended December 31, 2018 and 2019 as a deemed liquidation event was not considered probable.
12.    Stockholders’ Deficit
Common Stock
Common stockholders are entitled to one vote per share. Holders of common stock are entitled to receive dividends, when and if declared by the Board. The voting, dividend, and liquidation rights of the holders of the common stock are subject to, and qualified by, the rights of the holders of the preferred stock.
We reserved shares of common stock for the following potential future issuances:

	As of December 31,
	2018	2019
Conversion of outstanding convertible preferred stock	12,478,816	25,016,897
Conversion of contingent consideration	2,079,498	2,079,498
Shares underlying outstanding equity awards	3,627,561	6,888,691
Shares available for future equity award grants	426,670	938,374
Exercise and conversion of convertible preferred stock warrants	227,115	873,792
Total	18,839,660	35,797,252

13.    Stock-Based Compensation
The Company has established the 2015 stock incentive plan for the benefit of its employees and board members. The form of awards, term, exercise price, and vesting schedule of the options are determined by the Company’s Compensation Committee at the time of grant. Awards may be made under the plan for 8.1 million shares of common stock. The stock options generally vest over four years with a 25% cliff vest at the first anniversary of the vesting start date.

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

A summary of the Company’s stock option activity under the 2015 stock incentive plan and related information is as follows (in thousands, except share and per share data):

		Stock Options Outstanding
	Shares Available for Grant	Shares Subject to Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Average Intrinsic Value
Balance at January 1, 2019	415,181	1,961,294	$0.74	9.8	$588
Shares authorized	4,010,646	—
Granted	(3,657,275)	3,657,275	$2.54
Exercised	—	113,083	$0.74
Canceled	169,822	(169,822)	$0.77
Balance at December 31, 2019	938,374	5,335,664	$1.98	9.3	$6,800
Vested at December 31, 2019		767,509	$0.76	8.3	$1,915

Stock‑Based Compensation Expense
The following table presents the effect of employee and non‑employee related stock‑based compensation expense (in thousands):

	Year Ended December 31,
	2018	2019
Cost of precision oncology products revenue	$6	$10
Sales and marketing expense	30	95
Research and development expense	90	94
General and administrative expense	100	552
Total stock-based compensation expense	$226	$751

Future stock-based compensation for unvested options as of December 31, 2019 was approximately $3.5 million, which is expected to be recognized over a weighted-average period of 3.1 years.
Valuation of Stock Options
The grant date fair value of stock options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2018	2019
Expected term (in years)	6-7	6-7
Expected volatility	80%	80%
Risk-free interest rate	2.69%	1.92%
Expected dividend yield	—	—

The determination of the fair value of stock options on the date of grant using a Black-Scholes option-pricing model is affected by the estimated fair value of the Company’s common stock. The fair value of the common stock is determined by the Company’s board of directors with the assistance of a third party valuation specialist.

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

The valuation assumptions were determined as follows:

•
Expected Term. The expected term represents the period that the options granted are expected to be outstanding. After the adoption of ASU 2018-07 on January 1, 2019, the expected term of stock options issued to employees and nonemployee consultants is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) as the Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term. Prior to the adoption of ASU 2018-07, the expected term of stock options issued to employees was determined using the simplified method.

•
Expected Volatility. Given that the Company’s common stock is privately held, there is no active trading market for the Company’s common stock. The Company derived the expected volatility from the average historical volatilities over a period approximately equal to the expected term of comparable publicly traded companies within its peer group that were deemed to be representative of future stock price trends as the Company has limited trading history for its common stock.

•	Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury rate, with maturities similar to the expected term of the stock options.

•	Expected Dividend Yield. The Company does not anticipate paying any dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero.
14.    Employee Benefit Plans
We maintain a retirement plan, which is qualified under section 401(k) of the Internal Revenue Code for our U.S. employees. The plan allows eligible employees to defer, at the employee’s discretion, pretax compensation up to the IRS annual limits. Beginning on October 1, 2019, we matched contributions at 3% of eligible employee’s compensation up to $2,000 annually. Total expense for contributions made to U.S. employees was approximately $0.1 million for the year ended December 31, 2019.
15.    Net Loss Per Common Share
Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted-average number of common share equivalents outstanding using the treasury-stock method for stock options and warrants and the as-if-converted method for convertible preferred stock. As a result of our net losses for the periods presented, all potentially dilutive common share equivalents were considered anti-dilutive and were excluded from the computation of diluted net loss per share.
The shares outstanding at the end of the respective periods presented in the table below were excluded from the calculation of diluted net loss per share due to their anti-dilutive effect (in thousands):

	For The Year Ended December 31,
	2018	2019
Common shares under option plans	3,684	7,380
Convertible preferred stock and warrants	12,706	25,891
Total potential dilutive shares	16,390	33,271

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

16.    Commitments and Contingencies
Litigation
In the normal course of business, we are a party to litigation from time to time. We maintain insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.
On January 27, 2020, Natera filed a lawsuit against us in the United States District Court for the District of Delaware, alleging that our products using AMP chemistry and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,538,814. On March 25, 2020, we filed an answer denying Natera’s allegations and asserting certain affirmative defenses and counterclaims, including that U.S. Patent No. 10,538,814 is invalid. On April 15, 2020, Natera filed an answer denying our counterclaims and filed an amended complaint alleging that our products using AMP chemistry, including STRATAFIDE, PCM, LiquidPlex, ArcherMET, FusionPlex, and VariantPlex, and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,538,814, U.S. Patent No. 10,557,172, U.S. Patent No. 10,590,482, and U.S. Patent No. 10,597,708 (collectively, the “Natera Asserted Patents”), each of which are held by Natera. Natera seeks, among other things, damages and other monetary relief, costs and attorneys’ fees, and an order enjoining us from further infringement of the Natera Asserted Patents. The litigation is ongoing and is in its early stages and we cannot reasonably predict the outcome or loss, if any, that may result.
Vendor Collaboration Agreement
In September 2019, we added a project agreement to an existing 2016 collaboration agreement with a vendor for the development and commercialization of sequencing-based companion diagnostics.  Under the new agreement, we will develop the companion diagnostic test kits, and the vendor will supply certain instruments, custom software, and regulatory support.  The scope of the non-exclusive agreement, which has an eight-year term, includes our future portfolio of companion diagnostic tests used to facilitate targeted therapy selection and monitoring of Minimal Residual Disease for the management of patients with solid tumor and blood cancers.  The planned companion diagnostic tests will enable commercial laboratories, hospitals and health systems to run these assays in their local laboratories worldwide. We paid a $2 million fee during 2019 following the achievement of a software implementation milestone by the vendor; we are amortizing the fee over the term of the agreement. We will also pay a fee capped at $4 million for each companion diagnostic indication, additional custom software module development, and certain hourly fees.
Royalty Agreements
In exchange for the use of certain patent rights, we agreed to pay a royalty in the single digits on sales (as defined in the patent rights agreement). Under the agreement, the minimum net sales for the years ended December 31, 2018 and 2019 are $14.0 million and $20.6 million, respectively. Failure to meet the yearly minimum may be treated as a default and may result in termination of the agreement. We were in compliance with the terms of the royalty agreement at December 31, 2018 and 2019.
We also signed a non-transferable, non-exclusive license with a software provider. In exchange for the license, we agreed to pay a fixed annual license fee of $10,000 and a low-to mid-single digit royalty on sales (as defined in the license agreement). If we fail to perform under the agreement, the software provider may give written notice of default and allow us 30 days to remediate the default, or the contract can be terminated. We were in compliance with the terms of the royalty agreement at December 31, 2018 and 2019.
17.    Subsequent Events
The Company has evaluated all subsequent events through March 6, 2020, which is the date the consolidated financial statements were available to be issued.

ArcherDX, Inc.
Notes to the Consolidated Financial Statements

18. Return to Provision Adjustment
The return to provision adjustment in 2017 was evaluated and deemed to be immaterial.

                 shares

Common stock

J.P. Morgan	BofA Securities

Stifel	Evercore ISI

PART II
Information not required in prospectus
Unless otherwise indicated, all references to “ArcherDX,” the “company,” “we,” “our,” “us” or similar terms refer to ArcherDX, Inc.
Item 13. Other expenses of issuance and distribution.
The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment.
Item 14. Indemnification of directors and officers.
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.
We have entered into indemnification agreements with certain of our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of ArcherDX, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of ArcherDX, Inc. At present, there is no pending litigation or proceeding involving a director or officer of ArcherDX, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.
We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.
Item 15. Recent sales of unregistered securities.
The following sets forth information regarding all unregistered securities sold since January 1, 2017:

(1)
We have granted under our 2015 Plan options to purchase an aggregate of 6,546,524 shares of our common stock to a total of 365 current and former employees, consultants and directors, having exercise prices ranging from $0.74 to $3.25 per share. Options for 193,910 shares of our common stock granted under the 2015 Plan have been exercised at a weighted-average exercise price of $0.74 per share as of April 17, 2020.

(2)
In March 2018, we issued and sold an aggregate of 11,031,178 shares of our Series A Preferred Stock to 31 accredited investors at a price per share between $3.3216 and $3.5591 for an aggregate purchase price of approximately $37.6 million.

(3)
In March 2018, we issued a warrant to purchase 227,115 shares of our Series A Preferred Stock, with an exercise price of $0.01 per share, to one holder. On March 13, 2020, the holder exercised the warrant in full.

(4)	Pursuant to the Baby Genes Merger Agreement:

•
In October 2018, we issued 1,442,976 shares of our Series A Preferred Stock to 26 accredited investors as partial merger consideration and options to purchase an aggregate of 98,994 shares of our common stock under our 2015 Plan to five former Baby Genes optionholders.

•
In February 2020, we issued 886,884 shares of our Series A Preferred Stock to these accredited investors due to the achievement of certain earn-out arrangements provided for in the Baby Genes Merger Agreement.

•
In addition to the 389,749 shares of our Series A Preferred Stock to be issued immediately prior to the closing of this offering, a maximum of an additional 800,000 shares of our common stock may be issued to these accredited investors upon the achievement of certain additional earn-out arrangements provided for in the Baby Genes Merger Agreement.

(5)
In May 2019, we issued and sold an aggregate of 3,112,031 shares of our Series B Preferred Stock to 26 accredited investors at a price per share of $4.82 for an aggregate purchase price of approximately $15 million.

(6)	In May 2019, we issued a warrant to purchase an aggregate of 646,667 shares of our Series B Preferred Stock, with an exercise price of $4.82 per share, to one holder.

(7)
In December 2019, we issued and sold an aggregate of 9,430,712 shares of our Series C Preferred Stock to 37 accredited investors at a price per share of $5.832 for an aggregate purchase price of approximately $55 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefits plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Item 16. Exhibits and financial statement schedules.

(a)	Exhibits.
See the Exhibit Index on the page immediately preceding the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial statement schedules.
All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.
Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)
For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(b)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Exhibit index

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect on the completion of the offering.
3.3#	Amended and Restated Bylaws of Registrant, as currently in effect.
3.4*	Form of Amended and Restated Bylaws of Registrant, to be in effect on the completion of the offering.
4.1*	Form of common stock certificate.
4.2	Form of Warrant to Purchase Series B Preferred Stock issued to Perceptive Credit Holdings II, LP.
5.1*	Opinion of Cooley LLP.
10.1#	Amended and Restated Investor Rights Agreement, dated December 11, 2019, by and among the Registrant and certain of its stockholders.
10.2	Credit Agreement and Guaranty, dated May 10, 2019, by and among Registrant, ArcherDX Clinical Services, Inc., and Perceptive Credit Holdings II, LP.
10.3+	ArcherDX, Inc. 2015 Equity Incentive Plan, as amended, and forms of agreements thereunder.
10.4+*	ArcherDX, Inc. 2020 Equity Incentive Plan and forms of agreements thereunder.
10.5+*	ArcherDX, Inc. 2020 Employee Stock Purchase Plan.
10.6	Standard Form Industrial Building Lease, dated March 6, 2014, between Baby Genes, Inc. and First Industrial, L.P.
10.7	Agreement of Sub-Sublease, dated November 21, 2019, between Registrant and CWB Holdings, Inc.
10.8	Office Lease, dated November 1, 2013, between Registrant and Reef Flatiron LLC.
10.9†	Exclusive Patent License Agreement, dated July 13, 2013, between Registrant and The General Hospital Corporation, d/b/a/ Massachusetts General.
10.9.1†	First Amendment to Exclusive Patent License Agreement, dated August 15, 2016, between Registrant and The General Hospital Corporation.
10.9.2†	Second Amendment to Exclusive Patent License Agreement, dated June 23, 2017, between Registrant and The General Hospital Corporation.
10.10†	Supply and Manufacturing Agreement, dated December 16, 2014, between Registrant and QIAGEN Inc.
10.10.1	Amendment No. 1 to Supply Agreement, dated December 20, 2016, between Registrant and QIAGEN, Inc.
10.11*	IVD Collaboration Agreement, dated May 16, 2016, between Registrant and Illumina, Inc.
10.12*	Master Collaboration Agreement, dated December 6, 2017, between Registrant and Merck KGaA, Darmstadt, Germany.
10.13*	Master CDx Agreement, dated September 19, 2018, between Registrant and Merck KGaA, Darmstadt, Germany.
10.14†	License Agreement, dated March 22, 2019, between Registrant and Becton, Dickinson and Company.
10.15*	Offer Letter, dated August 1, 2013, between Enzymatics, Inc. and Jason Myers.
10.16	Service Agreement, dated April 29, 2019, between Registrant and Steven Kafka.

23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2*	Consent of Cooley LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).

*	To be submitted by amendment.

+	Indicates management contract or compensatory plan.

#	Previously filed.

†
Portions of this exhibit have been omitted as the Registrant has determined that the omitted information (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, on                   , 2020.

ARCHERDX, INC.

By:
Name:
Title:
Power of attorney
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jason Myers and Britton Russell, and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2020
Jason W. Myers

	Senior Vice President, Finance (Principal Financial and Accounting Officer)	, 2020
Britton A. Russell

	Director	, 2020
Paul B. Manning

	Director	, 2020
Steven J. Kafka

	Director	, 2020
Kyle A. Lefkoff

	Director	, 2020
Marvin H. Caruthers

	Director	, 2020
Jason C. Ryan